06062550

This Form CB contains 227 pages, including all exhibits and attachments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED DEC 0 8 2006 WASH, D.C. 152

5-82250

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Deep Sea Supply ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Deep Sea Supply PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
DEC 14 2006
THOMSON
FINANCIAL

Finn Amund Norbye
Deep Sea Supply ASA
Tromøyveien 22
N-4841 Arendal
Norway
+47 3705 8610

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Offer document dated December 4, 2006, relating to the exchange offer by Deep Sea Supply PLC for all issued and outstanding ordinary shares of Deep Sea Supply ASA. The exchange offer period will be from and including December 5, 2006 to and including December 15, 2006.

(2) Exchange Offer announcement disseminated through the Oslo Stock Exchange on December 4, 2006.

(3) English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on December 5, 2006.

(b) Not applicable

Item 2. Informational Legends

The attached exhibits contain appropriate informational legends.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X is being filed concurrently by Deep Sea Supply PLC. with the Commission.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0	Offer document dated December 4, 2006, relating to the exchange offer by Deep Sea Supply PLC for all issued and outstanding ordinary shares of Deep Sea Supply ASA. The exchange offer period will be from and including December 5, 2006 to and including December 15, 2006.
2.0	Exchange Offer announcement disseminated through the Oslo Stock Exchange on December 4, 2006.
3.0	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on December 5, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Deep Sea Supply PLC

By: Finn Amund Norbye

Name: Finn Amund Norbye
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: December , 2006

EXHIBIT 1.0

Offer Document

OFFER DOCUMENT

Exchange offer to acquire all issued and outstanding shares in

DEEP SEA SUPPLY ASA

Deep Sea Supply ASA

submitted by

Deep Sea Supply PLC

Exchange ratio:
1 Share in Deep Sea Supply ASA
to be exchanged into
1 Share in Deep Sea Supply PLC

Offer period:
From and including 5 December 2006
to and including 15 December 2006

PROSPECTUS
Admission to listing of Deep Sea Supply PLC on Oslo Børs

Managed by:

FIRST securities ASA   Pareto Securities ASA

Dated: 4 December 2006

Notice to investors in the United States

The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the Securities Act.

The Exchange Offer relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA shares will be exchanged for DESS PLC Shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC is located in Cyprus and DESS ASA is located in Norway, and some or all of their officers and directors may be residents of Norway, Cyprus or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

The DESS PLC Shares are being offered and sold pursuant to an exemption from registration under the U.S. and applicable state securities laws. Therefore, DESS PLC Shares may only be transferred or resold in the U.S. in a transaction registered under or exempt from the registration requirements of the applicable securities laws, and U.S. DESS PLC Shareholders may be required to bear the risk of their investment for an indefinite period of time. DESS PLC does not currently anticipate registering any resale transaction under applicable securities laws.

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the Exchange Offer, such as in open market or privately negotiated purchases. Such purchases will be disclosed through Oslo Børs' electronic information system at www.newsweb.no in accordance with the general disclosure requirements in the Securities Trading Act.

Important information

This Document has been prepared in connection with (i) Deep Sea Supply PLC's ("DESS PLC") voluntary offer to purchase all issued and outstanding shares of Deep Sea Supply ASA ("DESS ASA") and (ii) the listing on Oslo Børs of the shares of DESS PLC as further described herein. The Document has been prepared to comply with the Securities Trading Act chapter 5 and related regulations, including the EC Commission Regulation EC/809/2004. Further, the Document has been prepared to comply with the provisions for voluntary offers in the Securities Trading Act chapter 4. The Document has been reviewed and approved by Oslo Børs.

The issuer of this Document is DESS PLC. DESS PLC was established on 7 November 2006 for the purpose of acquiring the shares of DESS ASA ("DESS ASA Shares"). DESS PLC currently holds no other material assets or liabilities than a share capital of USD 40,000 divided into 2,000,000 shares, each with a par value of USD 0.02. DESS PLC hereby presents a share exchange offer to the shareholders of DESS ASA (the "Exchange Offer"). This Document therefore includes information on the assets, rights and liabilities and the business conducted by DESS ASA in order to provide information about DESS PLC following the completion of the Exchange Offer. DESS PLC has endeavoured to present the information included in this Document to distinguish between the information that relates to DESS PLC and the information that relates to DESS ASA and its subsidiaries (the "DESS Group").

In order to facilitate the listing of DESS PLC Shares on Oslo Bors and the registration of the DESS PLC Shares with the VPS, Nordea Bank Norge ASA ("VPS Registrar") is registered as the legal owner of the DESS PLC Shares to be listed on Oslo Bors in the Register of Members which DESS PLC is required to maintain pursuant to Cyprus law. The VPS Registrar shall register the interest in those DESS PLC Shares in the VPS (in Norwegian: depotbevis). Therefore, not the DESS PLC Shares, but the interests in those DESS PLC Shares issued by the VPS Registrar shall be registered in the VPS and be listed on Oslo Bors. References in this Offer Document to DESS PLC Shares being offered, listed or traded on Oslo Børs shall, where the context so required or permit, mean the VPS registered interests in those DESS PLC Shares as further described under section 13.2 "VPS Registration of the DESS PLC Shares" in this Document.

The delivery of this Document does not, at any time, imply that any information contained herein is correct or complete at any time subsequent to the date hereof. There may have been changes in matters affecting DESS PLC subsequent to the date of this Document. In accordance with section 5-15 of the Securities Trading Act, every significant new factor, material mistake or inaccuracy relating to the information included in the Document which is capable of affecting the assessment of the shares offered hereunder between the time when the Document is approved and the expiry of the Offer Period will be included in a supplement to the Document.

The Document has been prepared solely in the English language.

All inquiries relating to this Document should be directed to the Managers. Copies of this Document can be obtained from DESS PLC or the Managers. This Document is sent to all shareholders of DESS ASA ("DESS ASA Shareholders") registered in DESS ASA's shareholder register as of 1 December 2006, to the address recorded with each DESS ASA Shareholder's VPS account. Each DESS ASA Shareholder considering to accept the Exchange Offer must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, subscribes, offers or sells DESS ASA Shares or the DESS PLC Shares obtained under the Exchange Offer, or possesses or distributes this Document, and must obtain any consent, approval or permission required by it for accepting the Exchange Offer, and neither DESS PLC nor the Managers shall have any responsibility for these obligations. For further information, please refer to section 4.16 "Foreign shareholders".

The Managers do not accept any responsibility, for whatever reason, for any legal or financial liability related to the completeness or accuracy of this Document or investment decisions made based on information presented in this Document. In the ordinary course of its business, the Managers have been engaged and may in the future be engaged in investment banking transactions with DESS PLC. Neither the Managers nor its affiliates own any shares in DESS PLC as at the date of this Document.

Please refer to section 16 "Additional information" for information regarding forward-looking statements, presentation of financial information, market data etc.

The contents of this Document are not to be construed as legal, business or tax advice. Prospective investors should consult their own legal, business and tax advisors as to legal, business and tax matters. In making an investment decision, investors must rely on their own examination of DESS PLC and the terms of the Exchange Offer, including the merits and risks involved. For a description and discussion of certain risk factors relevant to an investment in DESS PLC, see section 2 "Risk Factors".

Any disputes that might arise regarding this Document or the Exchange Offer described herein are subject to Norwegian law and the jurisdiction of the Norwegian courts, save for the issue of DESS PLC Shares which shall be governed by Cyprus law and the jurisdiction of the Cyprus courts.

Table of contents

9

Appendices

11

1 Summary

This summary must be read as an introduction, and is qualified in its entirety by the more detailed information and the Appendices appearing elsewhere in this Document. Any decision to accept the Exchange Offer and to invest in DESS PLC should be based on a consideration of the Document as a whole, including the documents incorporated by reference.

No civil liability in respect of this summary will attach to DESS PLC in any Member State of the European Economic Area in which the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) have been implemented unless this summary, including any translation thereof, is misleading, inaccurate or inconsistent when read together with the other parts of the Document. Where a claim relating to the information contained in the Document is brought before a court in such a Member State, the plaintiff may, under the national legislation of that Member State, be required to bear the costs of translating the Document before the legal proceedings are initiated.

For the definitions of terms used throughout this Document, see section 17 "Definitions and Glossary of Terms" of this Document

1.1 The Exchange Offer

1.1.1 Background for the Exchange Offer

DESS ASA operates in a capital-intensive, international and highly competitive industry. In order to secure a level playing field and possibility to succeed in this fierce environment, it is critical that that the DESS Group operates under favourable, stable and predictable legislative and regulatory conditions.

The tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime under which DESS ASA currently operates. Being a member of the European Union, Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies. The Exchange Offer is therefore presented in the long-term interest of the DESS Group and its shareholders as a simple and transparent way to relocate the company and the investment in the DESS Group, thus enabling the company and its shareholders to benefit from a more favourable tax and regulatory regime and facilitating the continuation of the shareholders' investment in the DESS Group. The DESS PLC Shares will be listed on Oslo Børs and the relocation is also expected to make the DESS Group even more attractive in the international capital markets.

1.1.2 Summary of the Exchange Offer and time table

The terms and conditions of the Exchange Offer, and the time table for the offer and the listing of the DESS PLC Shares on Oslo Børs, can be summarised as follows:

Submission of the Exchange Offer:	4 December 2006
The offeror:	Deep Sea Supply Plc.
The target company:	Deep Sea Supply ASA.
The Offer Price:	1 DESS PLC Share for each DESS ASA Share.
Conditions:	a. That the number of DESS ASA Shares that are validly tendered to DESS PLC in respect of the Exchange Offer represents more than 90 % of the issued share capital of DESS ASA assuming the exercise of all rights to acquire shares; b. That DESS PLC has been conditionally approved for listing on the Oslo Børs on terms and conditions which are satisfactory to DESS PLC; c. That the Bondholders Meeting has consented to replacement of DESS ASA with DESS PLC as borrower under the Bond Loan Agreement; and d. That Drawbridge Special Opportunities Fund LP has consented to the transfer and continuation of the warrant

12

	program from DESS ASA to DESS PLC, see section 5.7 below.
Acceptance Forms to be delivered to:	First Securities ASA Fjordalléen 16, Aker Brygge P.O. Box 1441 – Vika N-0115 Oslo, Norway Telefax: +47 23 23 80 11 Or: Pareto Securities ASA Dronning Mauds gate 3 P.O. Box 1411 Vika N-0115 Oslo, Norway Telefax: (+47) 22 83 43 09
Pre-acceptances:	Pre-acceptances of the Exchange Offer have been received by DESS PLC in respect of, in aggregate, 59,631,000 of DESS ASA Shares, representing approximately 45.73 % of the total share capital of DESS ASA.
Offer Period:	From and including 5 December 2006 to and including 15 December 2006 at 16:30.
Anticipated Closing Date:	20 December 2006
Anticipated completion of Settlement:	21 December 2006
Anticipated date of registration of the DESS PLC Shares in VPS	22 December 2006
Submission of application for listing of the DESS PLC Shares:	21 November 2006
Anticipated approval of listing of the DESS PLC Shares:	19 December 2006
Anticipated first day of trading on Oslo Børs of the DESS PLC Shares:	27 December 2006
Anticipated last day of trading DESS ASA Shares:	25 January 2007
Acceptances not binding if Closing Date does not occur within:	10 January 2007

1.2 Listing of DESS PLC

DESS PLC submitted an application to Oslo Børs on 21 November 2006 for listing of the DESS PLC Shares on the SMB List. It is expected that the board of Oslo Børs will consider the application at its meeting on 19 December 2006. Provided that the application is approved, it is expected that the first quotation and trading day for the DESS PLC Shares will be on or about 27 December 2006. The number of DESS PLC Shares forming one round lot is expected to consist of 500 shares. The ticker code will be "DESSC".

1.2.1 Expenses of the Exchange Offer and Listing of DESS PLC

Transaction costs and all other directly attributable costs in connection with the Exchange Offer and Listing will be borne by DESS PLC. The total costs related to the Exchange Offer and Listing is expected to amount to approximately mNOK 5.6.

1.3 Description of DESS PLC

DESS PLC was incorporated in Cyprus on 7 November 2006. DESS PLC is registered with the Registrar of Cyprus Companies under the registration number C186838 as a public company with limited liability, organized and existing under the laws of Cyprus. DESS PLC's registered address is Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus.

1.3.1 Company background

Since DESS PLC is a recently incorporated holding company, the highlights of important events in the development of the issuer relates to the history of the operating companies to be acquired the DESS Group.

The DESS Group was established in April 2004 through the incorporation of Deep Sea Supply ASA. The purpose was to build a supply ship business primarily targeted towards spot operations in the North Sea Region. The DESS Group was idle until 2005 when it purchased six AHTS vessels from Tidewater at a total price of mUSD 188. The vessels were delivered 26 July 2005 and launched the operational activities of the DESS Group. Later that year, on 15 September, the shares of DESS ASA were listed on the Oslo Børs under the ticker code "DESS".

In April 2006 the DESS Group purchased 22 shipbuilding contracts from Seatankers for a total price of mUSD 394.2. In conjunction with this acquisition, the DESS Group made a private placement and subsequent offering which raised mNOK 1,198 in new equity. The DESS Group sold off 3 of these 22 shipbuilding contracts in July 2006 and further invested in one additional AHTS vessel and one AHTS shipbuilding contract in late summer of 2006. The DESS Group now has 7 operating AHTS vessels and a total of 20 shipbuilding contracts with deliveries from 2006 until 2009.

1.3.2 Vision, strategy and business description

The DESS Group intends to become one of the leading owners and operators of supply vessels on a global basis. The DESS Group will (i) primarily seek to maintain and expand a high-end fleet with some spot-market exposure, (ii) apply an opportunistic approach to acquisition and disposal of vessels and M&A activity, (iii) actively consider possibilities and position itself with a view to participating in industry consolidation, mergers and acquisitions, (iv) use the capital markets when doing investments, not intending to hold or retain liquid reserves for significant investments, and (v) continue to have a small team of dedicated staff focusing on core activities such as marketing, chartering, technical supervision, finance, business development and investor relations, while outsourcing other services to well-qualified suppliers.

1.3.3 Board of directors, Senior Management and Employees

1.3.3.1 Board of directors

The DESS PLC Board consists of: Olav Fjell (Chairman), Atle Bergshaven, Eric HB Rikken, Anna Cecilie Holst and Bent Lund Thomsen. For more information, please refer to section 12.1 below.

1.3.3.2 Senior Management

As per the date of this Document, the key management team of the DESS ASA comprises: Odd Brevik, Finn Amund Norbye and Olaf Hafredal.

DESS PLC has entered into a management agreement with DESS Management AS to secure the continued availability of the experienced management team of the DESS Group. For more information, please refer to section 12.2 below.

1.3.3.3 Employees

As of the date of this Document, the DESS Group has a total staff of 7 persons. It is intended to hire two additional persons within year end 2006.

1.3.4 Advisors and Auditors

1.3.4.1 Managers

The Lead Manager for the Exchange Offer and the Listing is First Securities ASA, P.O. Box 1441 Vika, 0115 Oslo, Norway.

The Co-lead Manager for the Exchange Offer and the Listing is Pareto Securities ASA, P.O. Box 1411 Vika, 0115 Oslo, Norway.

1.3.4.2 Independent Auditor

DESS PLC's independent auditor is PricewaterhouseCoopers. For further information, please refer to section 10.8 below.

1.3.4.3 Legal advisor

DESS PLC's Norwegian legal counsel is Bugge, Arentz-Hansen & Rasmussen advokatfirma, P.O. Box 1524 Vika, 0117 Oslo, Norway.

DESS PLC's Cypriot legal counsel is Montanios & Montanios, Diagoras House, 16 P. Catelaris Street, P.O. Box 25001, 1306 Nicosia, Cyprus.

1.3.5 Major Shareholders and related party transactions

1.3.5.1 Major shareholders of DESS PLC

The DESS PLC Shareholders as per the date of this Document are:

- Hemen Holding Limited of Limassol, Cyprus
- Stelios Savvides of Limassol, Cyprus
- Eva Agathangelou of Limassol, Cyprus
- Dimitris Hannas of Limassol, Cyprus
- Costas Pallaris of Limassol, Cyprus
- Eleftherios Montanios of Nicosia, Cyprus
- Adam Montanios of Nicosa, Cyprus

Each of the above shareholders own one DESS PLC Share, except for Hemen Holding Limited, which owns 1,999,994 shares.

1.3.5.2 Related party transactions

Related parties are considered to be the board (including boards of associated companies), the company management and subsidiaries. Except as stated below, there are no management agreements with related parties outside the group under which a group company is charged management fees. Within the group DESS ASA has charged Deep Sea Supply Shipowning a management fee representing a cost of mNOK 3 in 2005.

Bergshav Tankers AS owns approximately 4.22 % of the total outstanding DESS ASA Shares as per date of this Document. Bergshav Tankers AS is 100 % owned by Bergshav Shipholding AS, were Atle Bergshaven who is a member of the DESS ASA Board and the DESS PLC Board, has a controlling interest. No transactions between Atle Bergshaven and the DESS Group existed in 2005 and 2004. The DESS Group has entered into an agreement with Bergshav Management AS, which is also controlled by Atle Bergshaven to receive miscellaneous services described in section 15.3 below. All service agreements with Bergshav are entered into on an arms-length-basis, and can be terminated with 6 months notice.

Hemen Holding Limited, which owns approximately 34.19 % of the total outstanding DESS ASA Shares, has agreed to issue a short term loan facility to DESS PLC for a maximum loan commitment of mNOK 235 to facilitate the acquisition of any remaining DESS ASA Shares subsequent to successful completion of the Exchange Offer as further described in section 5.3.3 "Mandatory Offer" and section 5.3.4 "Compulsory acquisition".

See section 15.3 for a detailed description of the related party transactions.

1.4 Selected financial information

The following table sets out certain selected condensed consolidated financial information of the DESS Group for the full years ended 31 December 2004 and 31 December 2005, nine months ended 30 September 2006, 3rd and 4th quarters 2005, and the 1st, 2nd and 3rd quarter figures for 2006. All accounts have been prepared in accordance with IFRS. The full year figures for 2004 and 2005 have been audited and approved by the DESS ASA Board, and by the annual general meeting. The financial statements as of December 31, 2005 and for the year then ended, included in this Document, have been audited by PricewaterhouseCoopers AS, auditors, as stated in their report appearing herein. With respect to the unaudited financial information of the DESS Group for the nine-month period ended September 30, 2006, included in this Document, PricewaterhouseCoopers AS reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report date on the 21 November 2006 appearing herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review

procedures applied. Since the DESS Group was established by the incorporation of DESS ASA on 6 April 2004, and its current operating assets were acquired in July 2005, the financial statements for 2004 are not of any significant relevance to understanding the DESS Group's future financial results. For further financial information, please see section 10.

(figures in NOK million)	3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006	3rd quarter 2006	YTD 2006	2004	2005
	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Limited review	Audit	Audit
Selected balance sheet data								
Total current assets	120.2	135.4	129.4	586.9	440.8	360.2	0.0	135.4
Total fixed assets	1 225.9	1 214.0	1 978.3	1 906.7	2 286.1	2 366.7	0.9	1 214.0
Total assets	1 346.1	1 349.4	2 107.8	2 493.7	2 726.9	2 726.9	0.9	1 349.4
Total debt	926.4	916.1	1 694.1	921.1	1 074.8	1 074.8	0.0	916.1
Shareholders' equity	419.7	433.3	413.7	1 572.6	1 652.1	1 652.1	0.9	433.3
Total equity and liabilities	1 346.1	1 349.4	2 107.8	2 493.7	2 726.9	2 726.9	0.9	1 349.4
Selected profit and loss data								
Sales - freight revenue	39.4	82.5	57.8	80.0	153.6	291.3	0.0	121.9
Profit on sale of contracts	0.0	0.0	0.0	56.9	0.0	56.9	0.0	0
EBITDA	15.3	39.0	9.9	84.2	109.3	203.5	(0.1)	54.4
EBIT (Operating profit)	5.9	24.8	(4.3)	69.9	92.8	158.4	(0.1)	30.7
Profit for the period	(3.3)	10.9	(19.6)	57.9	79.5	117.8	(0.1)	7.6
Selected key figures								
Profit per share 1)	(0.07)	0.23	(0.43)	0.47	0.61	1.19	(0.10)	0.38
Profit per share diluted 1)	(0.29)	0.23	(0.41)	0.46	0.60	1.17	(0.10)	0.36
Cash flow per share 2)	0.12	0.66	(0.11)	0.64	0.63	1.57	(0.10)	0.79
Average number of shares	45 959 414	45 959 414	45 959 414	123 731 049	130 389 639	99 085 899	1 000 000	45 959 414
Total number of shares	45 959 414	45 959 414	45 959 414	-	130 389 639	130 389 639	1 000 000	45 959 414

1) Profit before taxes
2) (Profit before taxes + depreciation - unrealized gain on currencies) / average number of shares

(figures in NOK million)	YTD 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006	YTD 2006	2004	2005
Selected cash flow data							
Net from operating activities	(15.1)	(7.8)	8.7	17.4	(33.2)	(0.1)	(22.8)
Net from investing activities	(1 235.3)	(2.5)	(5.1)	(791.5)	(1 063.8)	0.0	(1 237.9)
Net from financing activities	904.0	(8.5)	(3.0)	(14.2)	123.0	0.0	895.5
Net from equity	422.1	(0.4)	0.0	1 101.0	1 098.0	1.0	421.7
Cash and equivalents at end of period	76.5	57.4	58.0	370.6	181.3	0.9	57.4

The DESS Group monitors its results using measures such as EBITDA and EBIT to remove the impact of depreciation expense, interest and taxes. Adjusting for these items allows our results to be more comparable period to period. EBITDA and EBIT have not been prepared in accordance with IFRS and differ from our historical reported results for the periods indicated and should not be used in substitute for Operating profit, Profit before income tax or cash flow data calculated in accordance with IFRS. Moreover such data do not purport to project the results of operations for any future period.

See below a reconciliation of EBITDA and EBIT to net income:

(figures in NOK million)	3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006	3rd quarter 2006	YTD 2006	2004	2005
Profit for the period	(3.3)	10.9	(19.6)	57.9	79.5	117.8	(0.1)	7.6
+Depreciation	9.5	14.2	14.3	14.3	16.5	45.1	-	23.7
+Interest	9.2	13.9	15.3	12.0	13.3	40.6	-	23.1
=EBITDA	15.3	39.0	9.9	84.2	109.3	203.5	(0.1)	54.4
EBITDA	15.3	39.0	9.9	84.2	109.3	203.5	(0.1)	54.4
-Depreciation	(9.5)	(14.2)	(14.3)	(14.3)	(16.5)	(45.1)	-	(23.7)
=EBIT	5.9	24.8	(4.3)	69.9	92.8	158.4	(0.1)	30.7
-Unrealized currency exchange (gain)/loss	-	5.3	0.1	6.7	(13.7)	(6.9)	-	5.3
=Operating profit	5.9	30.1	(4.2)	76.6	79.1	151.5	(0.1)	36.0
EBIT	5.9	24.8	(4.3)	69.9	92.8	158.4	(0.1)	30.7
-Interest	(9.2)	(13.9)	(15.3)	(12.0)	(13.3)	(40.6)	-	(23.1)
Profit for the period	(3.3)	10.9	(19.6)	57.9	79.5	117.8	(0.1)	7.6

1.4.1 Capitalization and indebtedness

The following table shows the DESS Group's actual capitalization as per 30 September 2006, and DESS PLC's actual capitalization as per 9 November 2006.

	DESS Group, 30 September 2006 *(NOK 1,000)*	DESS PLC, 9 November 2006 *(USD 1,000)*
Share capital	130,390	40
Share premium reserve	1,393,372	0
Other paid-in capital	3,099	0
Retained earnings	125,242	-13.3
Shareholders' equity	1,652,102	26.7
Long term borrowings (secured)	954,597 [1]	0
Long term borrowings (guaranteed)	0 [2]	0
Long term borrowings (unsecured / unguaranteed)	0	0
Total capitalization	**2,606,699**	**26.7**

[1] Long term borrowings are secured according to the details in section 11.5 in this Document.
[2] The long term borrowings are guaranteed on a company level (DESS ASA guarantees the due and punctual performance of Deep Sea Supply Shipowning's obligations under the loan agreements, and equally for DESS Cyprus Limited and DESS PSV limited), but there are no guarantees which extend outside the DESS Group.

The table below shows a statement of net indebtedness in the short term and the medium-long term (distinguishing between guaranteed and non-guaranteed, secured and unsecured indebtedness).

	DESS Group, 30 September 2006 *(NOK 1,000)*	DESS PLC, 9 November 2006 *(USD 1,000)*
A. Cash	181,254	0
B. Cash equivalent	0	0
C. Trading securities	0	0
D. Liquidity (A+B+C)	181,254	0
E. Current financial receivable	0	40
F. Current bank debt	0	0
G. Current portion of non current debt	61,666	0
H. Other current financial debt	0	0
I. Current financial debt (F+G+H)	61,666	0
J. Net current financial indebtedness (I-E-D)	-119,588	-40
K. Non current bank loans	754,597	0
L. Bonds issued	200,000	0
M. Other non current loans	0	0
N. Non current financial indebtedness (K+L+M)	954,597	0
O. Net financial indebtedness (J+N)	835,009	-40

1.5 Summary of Risk factors

Readers of this Document should carefully consider all of the information contained herein and in particular the following factors, which may affect some or all of the DESS Group's activities and which may make an investment in the DESS PLC Shares one of high risk. The list is not exhaustive. The actual result of the DESS Group could differ materially from those anticipated as a result of many factors, including the summary of risk factors described below (which are described in greater detail in section 2) and risks described elsewhere in this Document:

(i) Financial risks, including:
- a. Lack of historical financial information
- b. Financial leverage
- c. Interest rates and currency fluctuations
- d. Risks related to loan agreements, restrictions on dividends and distributions
- e. Additional capital requirements
- f. Risks related to possible tax liabilities

(ii) Commercial risks, including:
- a. Dependence on external parties
- b. Dependence on key employees
- c. Delivery of acquired newbuilds
- d. Service life and technical and operational risks
- e. Charters
- f. Integration of newbuilds
- g. Organisational development
- h. Possible liabilities
- i. New capacity entering the market
- j. Market risks

(iii) Risks related to the Exchange Offer and the DESS PLC Shares:
- a. Volatility of the share price
- b. Influence by major shareholder
- c. Completion of the Exchange Offer will only take place upon fulfillment or waiver of the Conditions
- d. DESS PLC may issue additional DESS PLC Shares without the approval of all shareholders, which may dilute the shareholders' ownership interest
- e. Difficulties for foreign investors to enforce civil liabilities in Cyprus
- f. Restrictions on ability to transfer or resell the DESS PLC Shares without registration under applicable securities law
- g. There are significant restrictions on U.S. investor's ability to transfer or resell DESS PLC Shares
- h. Foreign shareholders may be diluted if they are unable to participate in future offerings
- i. The value of the DESS PLC Share will be tied to the performance of DESS ASA and its subsidiaries
- j. DESS PLC's total debts may increase as a consequence of any mandatory offer and compulsory acquisition following completion of the Exchange Offer
- k. Risks related to the VPS registration of the DESS PLC Shares
- l. The exchange of DESS ASA Shares for DESS PLC Shares may be a taxable event in relevant jurisdictions or may require an agreement to avoid the immediate recognition of gain

(iv) Other risks, including:
- a. Political risks
- b. Future development and forward-looking statements

The materialisation of these or other risk factors could have a material adverse effect on the Exchange Offer or the DESS Group's business, operating results or financial condition.

1.6 Additional information

1.6.1 Share capital and shareholder matters

DESS PLC is a Cypriot public limited liability company with registration number C186838.

DESS PLC's issued share capital is USD 40,000 divided into 2,000,000 DESS PLC Shares each with a nominal value of USD 0.02 (two U.S. cents), fully paid.

All issued DESS PLC Shares are vested with equal shareholder rights in all respects. There is only one class of shares issued and all DESS PLC Shares are freely transferable.

Please refer to section 13 "Share Capital and Shareholder Matters" for a further description of DESS PLC's authorized and issued share capital.

The DESS PLC Shares are registered with VPS under the International Securities Identification Number (ISIN) CY 0100120910. The registrar for the DESS PLC Shares is Nordea Bank Norge ASA. The DESS PLC Shares are sought listed on Oslo Børs with the ticker code "DESSC".

1.6.2 Articles of Association

The Memorandum and Articles of association of DESS PLC are included as Appendix I to this Document. DESS PLC's purpose according to its Memorandum is to undertake activities consisting of financial business, including owning shares or have ownership interest in other companies, with an emphasis on owning and managing ships or ship owning companies in the international offshore anchor handling and supply and supply vessel business, cf. article 3. DESS PLC has one class of shares. The Board of Directors of shall consist of 3 to 7 members.

1.6.3 Documents on display

The following documents (or copies thereof) may be inspected at www.deepseasupply.no:

- The Articles of Association of DESS PLC.
- Historical financial information including auditor's report for the financial years ending 31 December 2004 and 31 December 2005 for the DESS Group.
- Report and financial statements 9 November 2006 for DESS PLC.
- Stock exchange notices, including quarterly reports, distributed by the DESS Group through Oslo Børs' information system at www.newsweb.no.

1.6.4 Third party statements

The information in this Document that has been sourced from third parties has been accurately reproduced and, as far as DESS PLC is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

DESS PLC has furnished the information in this Document. The Managers make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Document is, or shall be relied upon as, a promise or representation by the Managers.

2 Risk factors

DESS ASA Shareholders are strongly encouraged to consult their own tax advisors regarding the effect of applicable tax laws before accepting the Exchange Offer.

2.1 General

Investing in DESS PLC Shares involves inherent risks. Prospective investors should consider, among other things, the risk factors set out in this Document before making an investment decision. The risks described below are not exhaustive as additional risks not presently known to DESS PLC or which DESS PLC currently deems immaterial may also impair DESS PLC's business operations and adversely affect the price of DESS PLC Shares. If any of the following risks actually materialize, DESS PLC's business, financial position and operating results could be materially and adversely affected.

The delivery of this Document does not, at any time, imply that any information contained herein is correct or complete at any time subsequent to the date hereof. There may have been changes in matters affecting DESS PLC subsequent to the date of this Document. In accordance with section 5-15 of the Securities Trading Act, any new circumstance, material error, or inaccuracy which may have significance for the assessment of the DESS PLC Shares, and which is brought to light between the publication of this Document and the expiry of the Offer Period or the admission to trading, shall appear in a supplement to this Document. The supplement shall be approved in accordance with section 5-7 of the Securities Trading Act and be published without unfounded delay in accordance with section 5-19 of the Securities Trading Act.

An investment in DESS PLC Shares is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of the investment. Such information is presented as of the date hereof and is subject to change, completion or amendment without notice.

All forward-looking statements included in this document are based on information available to DESS PLC on the date hereof, and DESS PLC assumes no obligation to update any such forward-looking statements. Forward-looking statements will however be updated if required by applicable law or regulation. Investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and those actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below and elsewhere in this Document.

2.2 Financial risks

2.2.1 Lack of historical financial information

DESS PLC's predecessor (DESS ASA) was founded in April 2004 and has limited operating history. The DESS Group's financial statements for 2004 reflect eight months of operation, with no operating income. The financial statements for 2005 reflect only five months of actual operations as the first 6 AHTS vessels were delivered 26 July 2005. 3rd quarter 2005 reflects two months of operations, while 4th quarter 2005 through 3rd quarter 2006 figures represented in this Document display a business with regular operating activities.

The historical financial statements included herein are thus limited and may therefore not be useful in estimating the DESS Group's future financial results. Potential investors are therefore urged to make their own assessment of the DESS Group's future financial results, by comparing the DESS Group with similar companies with a longer operating history.

2.2.2 Financial leverage

The DESS Group currently has entered into three loan agreements: Deep Sea Supply Shipowning AS has borrowed a total of mNOK 730 (~mUSD 112) under a bank loan agreement and the DESS ASA has issued a mNOK 200 Bond Loan to finance the acquisition of 6 AHTS vessels. Furthermore, the DESS Group (through Deep Sea Supply Shipowning AS, DESS PSV Limited and DESS Cyprus Limited) has entered into a loan agreement consisting of a mUSD 215 and a mNOK 300 facility for the purpose of financing the DESS Group's newbuilding program and the recently acquired AHTS vessel "Sea Cougar". The mUSD 215 Loan Facility is currently (December 2006) undrawn. First drawdown of approximately mUSD 12.6 (60 % of mUSD 21) is expected on or about 1 December 2006. The obligations of Deep Sea Supply Shipowning AS, DESS Cyprus and DESS PSV under the Loan Facility Agreement have been guaranteed by DESS ASA. For further details, see section 11.5.

The Exchange Offer is conditional upon, inter alia, the Bondholders consenting to a change of debtor from DESS ASA to DESS PLC. The companies have approached Norsk Tillitsmann ASA and requested such consent. For further details, see section 11.5.2.

The mNOK 730 bank loan agreement has a repayment profile of 12.8 years, but the loan matures and must be repaid after 4 years and 11 months. The mUSD 215/mNOK 300 loan facility has a 15 years repayment profile and must be repaid 31 December 2015. Both bank loans must, however, be repaid within 1 month prior to maturity of the Bond Loan. The Bond Loan matures in 2011 (but with a call option for DESS ASA in 2008). All agreements provide for, inter alia, certain financial covenants as detailed in section 11.5. The DESS Group is therefore dependent on (i) securing charters at attractive rates, and/or (ii) extending the repayment schedule through refinancing of the loan agreements in order to meet its obligations under the loan agreements.

If the DESS Group fails to repay or refinance the loan facilities as described above, additional equity financing may be required.

There can be no assurance that the DESS Group will be able to repay its debts or extend their re-payment schedule through re-financing of the loan agreements or not experience net cash flow shortfalls exceeding the DESS Group's available funding sources or to comply with a minimum cash requirements, nor can there be any assurance that the DESS Group will be able to raise new equity, or arrange new borrowing facilities, on favorable terms and in amounts necessary to conduct its ongoing and future operations, should this be required.

In the event of insolvency, liquidation or similar event relating to a DESS ASA subsidiary, all creditors of such subsidiary would be entitled to payment in full out of the assets of such subsidiary before DESS ASA, as a shareholder, would be entitled to any payments. Defaults by, or the insolvency of, the subsidiary of DESS ASA could result in the obligation of DESS ASA to make payments under DESS ASA's guarantee in respect of the subsidiary.

2.2.3 Interest rates and currency fluctuations

The DESS Group is exposed to changes in interest rates and currencies, which may affect the DESS Group's financial results significantly. The DESS Group has swapped the Bond Loan from NOK to GBP and the interest is fixed for 5 years. Further hedging instruments, to minimize interest rate and currency exposure, will be considered. The Loan Facility Agreement is, however, multi currency, and the DESS Group is currently hedging its currency exposure by forward contracts. In addition, the DESS Group will attempt to hedge some of the exchange rate risks by having the loan composition reflect the currency mix of the DESS Group's expected revenue streams. There is however no guarantee that such hedging activity will successfully negate the adverse effects of interest rates and currency fluctuations.

2.2.4 Risks related to loan agreements, restrictions on dividends and distribution

The loan agreements include terms, conditions and covenants that may impose restrictions on the operations of the DESS Group, which may negatively affect the DESS Group's operations, hereunder, but not limited to, the DESS Group's ability to meet the fierce competition in the market in which it operates. DESS ASA does not generate any substantial income on its own, as the vessel operations and business is and will be carried out in the shipowning subsidiaries. Accordingly, DESS ASA is and DESS PLC will be, dependent on contributions from other DESS Group companies, yet the bank loan agreement contains certain restrictive covenants which may affect the subsidiaries' ability to make distributions to DESS ASA and DESS ASA's and/or DESS PLC's ability to pay dividends to its shareholders. Further, such contributions from DESS PLC and/or other DESS Group companies may be restricted or limited by law.

2.2.5 Additional capital requirements

DESS PLC may require additional capital in the future due to unforeseen liabilities or in order for it to take advantage of business opportunities. There can be no assurance that DESS PLC will be able to obtain necessary financing in a timely manner on acceptable terms. Where DESS PLC issues new shares in the future, such issuance may result in the then existing shareholders of DESS PLC sustaining dilution to their relative proportion of the equity in DESS PLC.

2.2.6 Risks related to possible tax liabilities

The DESS Group will seek to optimize its tax structure to minimize withholding taxes when operating vessels abroad, avoiding double taxation, and minimizing corporate tax paid by optimally making use of the shipping taxation rules that applies. It is, however, a challenging task to optimize taxation, and there is always a risk that

the DESS Group may end up paying more taxes than the theoretical minimum, which may in turn affect the financial results negatively.

2.3 Commercial risks

2.3.1 Dependence on external parties

Currently, the DESS Group only has 7 employees, and is consequently dependent on external parties to undertake key aspects of the DESS Group's operations. Such arrangement may reduce the control functions of the DESS Group relative to other companies with other management arrangements. In addition, the DESS Group may lose vital know-how or experience if the external parties resign from their agreements. Long-term agreements or contracts with external parties may also provide the DESS Group with less flexibility in operational or organizational matters, for example if the need to reduce the cost base of the DESS Group should arise, than if the DESS Group had its own in-house staff or other management arrangements.

2.3.2 Dependence on key employees

As the DESS Group only has 7 employees, successful development and performance of its business depends on its ability to retain such personnel and on its ability to attract new personnel when and if required.

2.3.3 Delivery of acquired newbuilds

The construction process of a modern AHTS and PSV vessel is associated with numerous risks. Among the most critical risk factors in relations to the 20 newbuildings on order is the risk of not receiving the vessels on time, at budget and at agreed quality. Two of the yards in question do not have a proven track-record as builders of modern supply vessels. In addition, there is the risk of one or more of the four different yards experiencing financial or operational difficulties resulting in bankruptcy or otherwise adversely affecting the construction process. The DESS Group has obtained certain guarantees of financial compensation including bank refund guarantees in case of delays and non-delivery, and has an unconditional right to cancel the delivery of a vessel if that said vessel is delayed for more than 180 days (described further in section 11.6.2 below). No assurance can be given that all risks have been fully covered.

2.3.4 Service life and technical and operational risks

The service life of a modern AHTS and PSV vessel is generally considered to exceed thirty years, but may ultimately depend on its efficiency and demand for such equipment. There can be no guarantees that the DESS Group's current- or future vessels will have a long service life. The vessels may have particular unforeseen technical problems or deficiencies, new environmental requirements may be enforced, or new technical solutions or vessels may be introduced that are more in demand than the DESS Group's vessels, causing less demand and use of these vessels. It may, however, be possible to upgrade vessels to counteract some of these effects that may occur.

2.3.5 Charters

The DESS Group has a strategy of exposing some of its vessels to the spot market, which is highly volatile. There can be no guarantee that the DESS Group will be able to secure contracts at such rates and utilization levels that are needed to service its operating expenses and debt etc. In addition, the DESS Group may experience significant off-hires between charters. Furthermore, disputes under the charter parties may occur, which can result in responsibility and losses for the shipowning subsidiaries.

2.3.6 Integration of newbuilds

With orders of 20 newbuilds and the subsequent delivery of the vessels the scale of operations at the DESS Group will increase substantially. There is a risk that the process of integrating the 20 new vessels into the DESS Group will provoke challenges not foreseen, or not effectively manageable by the organization. The favorable delivery schedule of the new vessels offsets this risk to a degree, but there is no guarantee that the organization will operate as efficient with a fleet of 27 vessels as with the current fleet of 7.

2.3.7 Organizational development

The increase in operational activity demands a development of the DESS Group's organization. A successful development is dependent on the DESS Group managing to attract and keep personnel and management with the right competence and commitment. The labor market in Norway, where the DESS Group has a significant portion of their operations, is currently severely pressed for skilled labor, with companies in almost every

industry stating the lack of available qualified applicants as their main concern for future development of their business. DESS PLC will have to compete in a fierce market to attract the human resources needed in the future.

2.3.8 Possible liabilities

Offshore supply and anchor handling operations are associated with considerable risks and responsibilities, including technical, operational, commercial and political risks. In addition, offshore operations may be affected by harsh weather and other conditions beyond the DESS Group's control. The DESS Group intends to obtain insurances in line with good industry practice. It is, however, possible that such insurances will not cover all possible damages, incidents, risks and liabilities. Note also that the DESS Group may not be insured for gross negligence caused by the DESS Group or its employees or vessel personnel, including Tidewater Marine, Thome Ship Management and Bergshav Management under the management agreements. If the DESS Group is held liable for pollution or environmental damage, it may not be able to recover through insurance coverage.

2.3.9 New capacity entering the market

It typically takes approximately 12-18 months from a supply vessel is ordered until it is delivered, depending on its complexity and the order backlog at the ship yards. On average there has been built 40-45 large supply vessels each year since 1998. The strong market outlook may be counter balanced by too high newbuild activity, which may even lead to a stronger growth in supply of vessels than in the demand for vessels. This may negatively affect the results and asset values of the DESS Group.

2.3.10 Market risks

Demand for supply vessel services in connection with exploration, development and production in the offshore oil and gas industry is particularly sensitive to oil and gas price fluctuations, low production levels and disappointing exploration results as well as possible political incidents. Demand for the DESS Group's services and products may also be negatively impacted by increased supply of similar or other complementary vessels into the markets where the DESS Group operates.

2.4 Other risks

2.4.1 Political risks

Changes in the legislative and fiscal framework governing the activities of oil and gas business could have material impact on exploration and development activities, or affect the DESS Group's operations or financial results directly. Changes in political regimes may constitute a material risk factor for the DESS Group's operations in foreign countries.

2.4.2 Future development and forward-looking statements

This Document contains "forward-looking" statements, as all statements other than statements of historical facts, including, without limitation, those regarding the DESS Group's financial position, business strategy, plans and objectives for future operations are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the DESS Group, or the industry in which it operates, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the DESS Group's present and future business strategies and the environment in which the DESS Group will operate in the future. Among the important factors that could cause the DESS Group's actual results, performance or achievements to differ materially from those in the forward-looking statements are, among others, the competitive nature of the offshore markets, technological developments, government regulation, and changes in economic conditions or political events.

These forward-looking statements reflect only DESS PLC's views and assessment as of the date of this Document with respect to these future events and financial performance. Except as required by applicable law, DESS PLC expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in DESS PLC's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

2.5 Risks related to the Exchange Offer and the DESS PLC Shares

2.5.1 Volatility of the share price

The DESS Group operates in a market featuring open competition and a number of factors outside of its control. The trading price of the DESS PLC Shares could fluctuate significantly in response to quarterly variations in operating results, adverse business developments, interest rate changes, changes in financial estimates by securities analysts, matters announced in respect of major customers or competitors or changes to the regulatory environment in which the DESS Group operates. The price of the DESS PLC Shares will also be subject to fluctuations in line with general movements in the capital markets and the liquidity of the secondary market. Historically, the earnings of offshore supply companies and the value of the equipment used have seen major fluctuations.

The market price of DESS PLC Shares could decline due to sales of a large number of DESS PLC Shares in the market or upon the perception that such sale should occur. Such sales could also make it more difficult for DESS PLC to offer equity securities in the future at a time and at a price that is deemed appropriate.

2.5.2 Influence by major shareholder

Hemen Holding Limited ("Hemen") holds 34.19 % of the DESS ASA Shares as per the date of this Document. Provided that the current shareholding is continued in DESS PLC following completion of the Exchange Offer, Hemen may have the ability to significantly influence the outcome of matters submitted for the vote of DESS PLC Shareholders, including the election of members of the Board of Directors, approval of the annual financial statements, declarations of dividends and capital increases in connection with acquisitions, investments or otherwise. As long as Hemen holds more than 1/3 of the DESS PLC Shares, Hemen will have veto control in all matters requiring a vote of 2/3 or more, such as capital increases, mergers, de-mergers, the issuance of warrants or convertible loans and all matters requiring an amendment to DESS PLC's Articles of Association. The interest of Hemen in deciding the matters and factors it considers in exercising its votes could be different from the interests of DESS PLC's other shareholders.

2.5.3 Completion of the Exchange Offer will only take place upon fulfillment or waiver of the Conditions

Completion of the Exchange Offer will only take place if the Conditions are fulfilled or waived by DESS PLC. The fulfillment of the Conditions is outside of DESS PLC's control, and there is no assurance that the Conditions are fulfilled or waived.

2.5.4 DESS PLC may issue additional DESS PLC Shares without your approval which would dilute your ownership interest

DESS PLC may issue an unlimited number of additional DESS PLC Shares with the approval of a two-thirds majority vote of the DESS PLC Shareholders. The issuance of additional DESS PLC Shares or other securities of equal or senior rank will have the following effects:

- DESS PLC Shareholders' proportionate ownership interest in DESS PLC will decrease;
- the relative voting strength of each previously outstanding DESS PLC Share may be diminished; and
- the value of the already issued DESS PLC Shares may decline.

DESS PLC cannot issue further shares before settlement under the Exchange Offer is completed.

2.5.5 Difficulties for foreign investors to enforce civil liabilities in Cyprus

DESS PLC is organized under the laws of Cyprus. The rights of holders of DESS PLC Shares are governed by Cypriote law and by the Articles of Association. These rights may differ from the rights of shareholders in other jurisdictions. As a result, it may, inter alia, not be possible for non-Cypriot investors to affect service of process on DESS PLC or DESS PLC's directors in the investor's own jurisdiction, or to enforce against them judgments obtained in non-Cypriot courts.

2.5.6 Restrictions on ability to transfer or resell the DESS PLC Shares without registration under applicable securities laws

The DESS PLC Shares are being offered and sold pursuant to an exemption from registration under the U.S. and applicable state securities laws. Therefore, DESS PLC Shares may only be transferred or resold in the U.S. in a transaction registered under or exempt from the registration requirements of the applicable securities laws, and

U.S. DESS PLC Shareholders may be required to bear the risk of their investment for an indefinite period of time. DESS PLC does not currently anticipate registering any resale transaction under applicable securities laws.

2.5.7 Foreign shareholders may be diluted if they are unable to participate in future offerings

Unless otherwise resolved by the general meeting, with a majority of at least two-thirds of the votes represented in the General Meeting, DESS PLC Shareholders have pre-emptive rights proportionate to the aggregate amount of the DESS PLC Shares they hold with respect to new DESS PLC Shares issued by DESS PLC. For reasons relating to foreign securities laws or other factors, foreign investors may not be able to participate in a new issuance of DESS PLC Shares or other securities and may face dilution as a result.

2.5.8 The value of the DESS PLC Shares will be tied to the performance of DESS ASA

By tendering DESS ASA Shares against settlement in DESS PLC Shares, the value of the DESS PLC Shares received is tied to the future performance of DESS ASA, which is unknown. DESS PLC intends to only hold shares in DESS ASA. Therefore, the value of DESS PLC Shares will be affected by the future performance of DESS ASA and its subsidiaries. DESS PLC anticipates that the operational and industry factors, developments and conditions which currently affect DESS ASA will similarly affect the value of the DESS PLC Shares through its ownership of DESS ASA.

2.5.9 DESS PLC's total debts may increase as a consequence of any mandatory offer and compulsory acquisition following completion of the Exchange Offer

The debt of DESS PLC's may exceed the current debt of DESS ASA if DESS PLC decides to effect a mandatory offer and/or compulsory acquisition for cash of any DESS ASA Shares not already acquired by DESS PLC subsequent to the completion of the Exchange Offer as further described in sections 5.3.2 and 5.3.4 below.

2.5.10 The exchange of DESS ASA Shares for DESS PLC Shares may be a taxable event in relevant jurisdictions

Share for share exchanges may be treated as either tax-free or taxable transactions depending on the applicable tax jurisdiction and other factors including the type of shareholder and the size of the shareholding. Please refer to section 14 for a summary of the tax consequences for DESS ASA Shareholders accepting the Exchange Offer who are resident in Norway for tax purposes.

2.5.11 Risk related to VPS registration

In order to facilitate the listing of DESS PLC Shares on Oslo Børs and the registration of the DESS PLC Shares with the VPS, the VPS Registrar is registered as the legal owner of the DESS PLC Shares to be listed on Oslo Børs in the Register of Members which DESS PLC is required to maintain pursuant to Cyprus law. The relationship between the VPS Registrar, DESS PLC and the DESS PLC Shareholders is regulated by the VPS Registrar Agreement. In the event that the VPS Registrar Agreement is terminated, there can be no assurance that DESS PLC will enter into a replacement agreement on substantially the same terms or at all. A termination of the VPS Registrar Agreement could, therefore, adversely affect the listing of the DESS PLC Shares on Oslo Børs. If the VPS Registrar Agreement is terminated and not replaced, the VPS Registrar will use reasonable efforts to cooperate with investors in converting their DESS PLC Shares that are listed on the VPS into DESS PLC Shares registered in the name of the respective Shareholder.

3 Responsibility for the Document

3.1 Board of Directors of DESS PLC

This Document has been prepared by DESS PLC to provide information to shareholders of DESS ASA in connection with the Exchange Offer and the application for Listing of DESS PLC on Oslo Børs.

The Board of Directors of DESS PLC accepts responsibility for the information contained in this Document. The Board of Directors hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in this Document is, to the best of our knowledge, in accordance with the facts and contains no omissions likely to affect its import.

1 December 2006

Olav Fjell
Chairman

Atle Bergshaven

Eric HB Rikken

Anna Cecilie Holst

Bent Lund Thomsen

4 The Exchange Offer

DESS PLC hereby presents an offer to the DESS ASA Shareholders to acquire all the issued and outstanding shares of DESS ASA against a consideration in DESS PLC Shares.

This section provides a more detailed description of the Exchange Offer. This Document serves the purpose of being an Exchange Offer to acquire all outstanding and issued shares in DESS ASA. This Exchange Offer is made to all DESS ASA Shareholders and has been sent to all such shareholders with known addresses appearing in the shareholder register in the VPS as of 1December 2006 except for DESS ASA Shareholders in jurisdictions where this Document may not be lawfully distributed.

4.1 The Offeror

This Exchange Offer is made by DESS PLC, a public limited liability company, organized and existing under the laws of Cyprus, with the corporation number C186838, and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus.

The DESS PLC Shares will be registered with the VPS under ISIN CY 0100120910. Please refer to section 13 for further information in this regard.

As per the date of this Document, DESS PLC holds no DESS ASA Shares. Hemen Holding Limited, which as per the date of this Document owns 1,999,994 DESS PLC Shares representing 99.9 % of the current issued and outstanding share capital of the company, holds 34.19 % of the issued and outstanding share capital of DESS ASA. Following a successful completion of the Exchange Offer, Hemen Holding Limited will only retain ownership to one -1- of the initial 1,999,994 DESS PLC Shares. Hemen Holding Limited has pre-accepted the Exchange Offer for all its DESS ASA Shares, ref. section 4.8 below

4.2 The target company

DESS ASA is the target company of the Exchange Offer. DESS ASA is a public limited liability company, organized and existing under the laws of Norway, with organization number 986 792 694, and having its registered address at Tromøysund Brygge, Tromøyveien 22, N-4841 Arendal, Norway.

The DESS ASA Shares are registered with the VPS under ISIN NO 001 0226905. The DESS ASA Shares have been listed on Oslo Børs since 15 September 2005, with the ticker "DESS". DESS ASA's share capital as of the date of this Document is NOK 130,389,639.00 divided into 130,389,639 DESS ASA Shares, each with a nominal value of NOK 1.

4.3 Overview of the Exchange Offer

DESS PLC hereby offers to acquire all of the issued and outstanding DESS ASA Shares on the terms and conditions set out below.

The Document has been prepared in accordance with the provisions for voluntary offers in the Securities Trading Act, Section 4. The background for the Exchange Offer is described in section 5.1 "Background for the Exchange Offer".

Although no amendments are envisaged as of the date of this Document, DESS PLC reserves the right to extend the Offer Period and/or otherwise to amend the Exchange Offer, in accordance with applicable law, in its sole discretion at any time during the Offer Period, provided, however, that DESS PLC may not amend the Exchange Offer in a manner which disadvantages the DESS ASA Shareholders, except for any extensions of the Offer Period pursuant to section 4.5. Any amendments to the Exchange Offer shall be announced in the manner described in section 4.10 "Announcements", and are binding on DESS PLC once received by Oslo Børs.

Any acceptance of the Exchange Offer received by the Managers is binding on the tendering DESS ASA Shareholder even if the Offer Period is extended and/or the Exchange Offer is amended. DESS ASA Shareholders who have already accepted the Exchange Offer when amendments are made will be entitled to any benefits arising from such amendments.

The offer to acquire all issued DESS ASA Shares is currently not subject to mandatory offer-bid regulation under Norwegian or Cypriot law.

The Board of Directors of DESS ASA has recommended to the DESS ASA Shareholders to accept the Exchange Offer. The statement is included in this Document in section 6.

4.4 The exchange ratio

DESS PLC offers 1 DESS PLC Share for each DESS ASA Share.

The closing price of NOK 16.60 per DESS ASA Share on Oslo Børs on 28 November 2006 values the total of all the outstanding DESS ASA Shares at mNOK 2,164 as of such date. The graph below illustrates the trading prices reported by Oslo Børs of DESS ASA Shares during the period from 26 May 2006 to and including 28 November 2006.


DESS ASA Share price on Oslo Børs
NOK
18
17
16
15
14
13
12
11
10
26.05.06
09.06.06
23.06.06
07.07.06
21.07.06
04.08.06
18.08.06
01.09.06
15.09.06
29.09.06
13.10.06
27.10.06
10.11.06
24.11.06

The DESS PLC Shares will all carry shareholder rights, such as rights to dividends, from the time of registration of the share capital increase in the Register of Members of DESS PLC. Please refer to section 13 for a description of shareholder rights and other shareholder matters.

4.5 The Offer Period

The Offer Period starts on 5 December 2006 and expires on 15 December 2006 at 16:30 Norwegian time.

DESS PLC may extend the Offer Period one or more times, however not beyond 29 December 2006. Any extensions of the Offer Period shall be announced prior to the expiration of the Offer Period in the manner described under section 4.10 "Announcements". Any acceptance of the Exchange Offer received by the Managers is binding on the tendering DESS ASA Shareholder even if the Offer Period is extended.

4.6 Conditions to the completion of the Exchange Offer

The obligation of DESS PLC to complete the Exchange Offer is subject to the satisfaction, or the waiver by DESS PLC, of all of the following Conditions:

- That the number of DESS ASA Shares that are validly tendered to DESS PLC in respect of the Exchange Offer represents more than 90 % of the issued share capital of DESS ASA assuming the exercise of all rights to acquire shares;
- That DESS PLC has been conditionally approved for listing on the Oslo Børs on terms and conditions which are satisfactory to DESS PLC;
- That the Bondholders Meeting has consented to replacement of DESS ASA with DESS PLC as borrower under the Bond Loan Agreement; and
- That Drawbridge Special Opportunities Fund LP has consented to the transfer and continuation of the warrant program from DESS ASA to DESS PLC, see section 5.7 and 13.4.1 below.

DESS PLC may at any time, in its sole discretion, choose to waive one or more of the above Conditions and complete the Exchange Offer.

DESS PLC will determine, in its sole discretion, whether or not any or all of the Conditions have been satisfied and whether any or all of the Conditions will be waived. Any decision in this respect will be made by DESS PLC not more than 7 Business Days after the Expiration Date, and will be published in the manner described under section 4.10"Announcements". If the Conditions are not fulfilled or waived within 7 Business Days after the Expiration Date, then the Exchange Offer automatically lapses, and the tendering DESS ASA Shareholders will then be free from their acceptance of the Exchange Offer. DESS PLC reserves the right to extend this deadline for fulfilment or waiver of the Conditions, however not beyond 10 January 2007. Such extension shall be announced in accordance with section 4.10 "Announcements" within 7 Business Days after the Expiration Date.

4.7 Acceptance office and procedure

In order for DESS ASA Shareholders to accept the Exchange Offer, an Acceptance Form (or a copy thereof), properly completed and duly executed, must be received by the Managers, on or prior to the Expiration Date, i.e. within 16:30 on 15 December 2006. The Acceptance Form can be sent by regular mail or fax or otherwise delivered, together with any other required documents, to one of the Managers at the following addresses:

First Securities ASA
Fjordalléen 16. Aker Brygge
P.O. Box 1441 – Vika
N-0115 Oslo, Norway
Telephone: +47 23 23 80 00
Telefax: +47 23 23 80 11
Internet: www.first.no

Pareto Securties ASA
Dronning Maudsgate 3
P.O. Box 1411 Vika
0115 Oslo, Norway
Telephone: +47 22 87 87 00
Telefax: +47 22 83 43 09
Internet: www.pareto.no

If a DESS ASA Shareholder would like to accept the Exchange Offer in respect of less than all of the DESS ASA Shares registered on such shareholder's account in the VPS, such shareholder should fill in paragraph 3 in the Acceptance Form. Unless otherwise explicitly stated, acceptance of the Exchange Offer by a DESS ASA Shareholder will be deemed an agreement to exchange all of such DESS ASA Shareholder's DESS ASA Shares for DESS PLC Shares pursuant to the Exchange Offer.

The acceptance of the Exchange Offer is irrevocable and may not be withdrawn, in whole or in part, before or after the Expiration Date. By returning the Acceptance Form to the Managers, the DESS ASA Shareholder is bound to accept and complete the Exchange Offer subject to the terms and conditions of this Document and the Acceptance Form, as from the moment the Managers has received the Acceptance Form and until either the Exchange Offer is completed or, alternatively, until DESS PLC announces that it will not proceed with the Exchange Offer or the Exchange Offer lapses by other means. Notwithstanding the above, the tendering DESS ASA Shareholders are not bound by their acceptances if Closing Date does not occur within 10 January 2007.

DESS ASA Shareholders holding DESS ASA Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person in the event that they wish to accept the Exchange Offer. Such broker, bank, agent, trustee, nominee, custodian or other manager must execute and deliver the appropriate Acceptance Form on behalf of such DESS ASA Shareholder.

DESS ASA Shares tendered under the Exchange Offer will be pledged and blocked in favour of the Managers on behalf of DESS PLC (and must be otherwise free of any third-party rights). It will not be possible for DESS ASA Shareholders to administer DESS ASA Shares tendered after the block has been established. This restriction will only apply for the tendered DESS ASA Shares, and DESS ASA Shareholders may freely administer any other securities registered on the current VPS account. Accepting DESS ASA Shareholders will retain ownership of their DESS ASA Shares and all shareholder rights until completion of the Exchange Offer.

DESS PLC is not required to honour Acceptance Forms that are received after the Expiration Date but may do so at its sole discretion. Furthermore, DESS PLC reserves the right to treat an acceptance as valid, wholly or partially, even if incorrect or otherwise irregularly undertaken, not accompanied by the necessary document(s) or received elsewhere than stated above, in which event Settlement will be completed when such acceptance is fully corrected and all necessary documents have been received, to the satisfaction of DESS PLC. All acceptances of the Exchange Offer must be unconditional. DESS PLC reserves the right to consider any conditional acceptance received as unconditional. Neither DESS PLC, nor the Managers, nor any other person will be under any duty to give notification of any defects or irregularities with respect to any acceptances or incur any liability for not giving any such notification.

4.8 Pre-acceptances

Pre-acceptances of the Exchange Offer have been received by DESS PLC in respect of, in aggregate, 59,631,000 of DESS ASA Shares, representing approximately 45.73 % of the total share capital of DESS ASA. These pre-acceptances include those from:

(i) Hemen Holding Limited in respect of, in aggregate, 44,580,000 DESS ASA Shares, representing in total 34.19 % of the total share capital of DESS ASA;

(ii) Vroon Offshore B.V. in respect of, in aggregate, 9,551,000 DESS ASA Shares, representing in total 7.32 % of the total share capital of DESS ASA; and

(iii) Bergshav Tankers AS in respect of, in aggregate, 5,500,000 DESS ASA Shares, representing in total 4.22 % of the total share capital of DESS ASA;

Pursuant to the pre-acceptances, the above shareholders have irrevocably undertaken, in respect of their respective current and future shareholdings in DESS ASA, to accept the Exchange Offer within 5 days following the commencement of the Offer Period.

The pre-acceptances will be of no further effect in the event that Closing Date has not occurred within 10 January 2007.

4.9 Agreements with the directors and management of DESS ASA

There are no agreements between DESS PLC and the DESS ASA Board or management as of the date of this Document. No payments have been made or other benefits provided by DESS PLC to the DESS ASA Board or management in connection with the Exchange Offer. Furthermore, no members of the DESS ASA Board or management have been offered the prospect of such payments or benefits.

4.10 Announcements

Without limiting the manner in which DESS PLC may choose to make any public announcements, and subject to DESS PLC's obligations under applicable law, announcements related to this Exchange Offer are deemed given when received by Oslo Børs and published through Oslo Børs' electronic information system. DESS PLC will have no obligation to publish, advertise or otherwise communicate any public announcement other than by such release to Oslo Børs.

4.11 Settlement

Settlement will occur promptly, and no later than 7 Business Days after the Closing Date. Upon Settlement, the DESS ASA Shares validly tendered for sale under the Exchange Offer will be transferred to DESS PLC against issuance of DESS PLC Shares.

At the Closing Date at the earliset, the DESS ASA Shares tendered under the Exchange Offer will be transferred to a VPS account in the name of DESS PLC. This VPS account will be pledged in favour of all the accepting DESS ASA Shareholders as security for correct Settlement and delivery of the DESS PLC Shares. Only the Managers will be authorized to operate this VPS account. The DESS ASA Shares will remain pledged on this VPS account until Settlement and delivery of the DESS PLC Shares have been completed.

The DESS PLC Board is authorized to issue the DESS PLC consideration shares on or about the Closing Date. Delivery of the consideration to the DESS ASA Shareholders, by way of registration of the DESS PLC Shares on the DESS ASA Shareholder's respective VPS account, is expected to take place no more than 3 Business Days after Settlement. For further information regarding the issuance of DESS PLC Shares, please refer to section 7 below.

If the Offer Period is extended, Settlement and other dates described above will be delayed by the same time period as the extension.

In the event the Exchange Offer is not completed, the block established on the tendered DESS ASA Shares will be released without undue delay.

4.12 DESS ASA Shareholder transaction costs

DESS PLC will pay commissions and transaction costs in VPS directly attributable to the Exchange Offer. This means that DESS ASA Shareholders who accept the Exchange Offer will not be debited with brokers' fees or similar costs in connection with the Exchange Offer. All other expenses, if any, incurred by the individual DESS ASA Shareholders for advisory services etc., hereunder fees charged by a broker, bank, agent, trustee, nominee, custodian or other managers for the execution and delivery of the Acceptance Form, will not be covered by DESS PLC.

4.13 Purchases outside the Exchange Offer

DESS PLC reserves the right to purchase DESS ASA Shares outside the Exchange Offer both during and after the Offer Period, in accordance with applicable laws.

4.14 Tax

Each DESS ASA Shareholder is responsible for any taxes it incurs as a consequence of accepting the Exchange Offer. DESS PLC assumes no responsibility for any tax liability resulting from the acceptance of the Exchange Offer. A brief description of certain tax implications of the Exchange Offer for DESS ASA Shareholders subject to Norwegian tax is included in section 14 of this Document. DESS ASA Shareholders are advised to seek advice from their own tax consultants in order to determine the particular tax consequences to them from their acceptance of the Exchange Offer and the relevance or effect of any domestic or foreign tax laws or treaties.

4.15 Governing law – jurisdiction

The Exchange Offer and all acceptances thereof shall be governed by, and construed in accordance with the laws of Norway, save for the issue of DESS PLC Shares which shall be governed by Cyprus law. Any dispute arising out of or in connection with the Exchange Offer and/or the acceptance thereof which cannot be amicably resolved shall be subject to the exclusive jurisdiction of the courts of Norway with the agreed venue in Oslo, save for the issue of DESS PLC Shares which shall be subject to the jurisdiction of the Cyprus courts.

4.16 Foreign shareholders

4.16.1 General

Because of the following restrictions, DESS ASA Shareholders are advised to consult legal counsel prior to accepting the Exchange Offer or making any offer, resale, pledge or other transfer of the DESS PLC Shares obtained under the Exchange Offer.

The distribution of this Document and the making of the Exchange Offer may be restricted by law in certain jurisdictions. Persons in possession of this Document are required to inform themselves about and to observe such restrictions. This Document may not be used for the purpose of, and does not constitute, an offer to sell or issue, or an invitation to buy or subscribe for, any securities in any jurisdictions in any circumstances in which such offer or invitation would be unlawful.

Each DESS ASA Shareholder considering to accept the Exchange Offer must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, subscribes, offers or sells DESS ASA Shares or the DESS PLC Shares obtained under the Exchange Offer, or possesses or distributes this Document, and must obtain any consent, approval or permission required by it for accepting the Exchange Offer.

Each DESS ASA Shareholder accepting the Exchange Offer will be deemed to have acknowledged, by its subscription of DESS PLC Shares that DESS PLC and the Managers and their respective affiliates and other persons will rely on the accuracy of the acknowledgements, representations and agreements set forth herein.

4.16.2 Notice to investors in the United States

The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the Securities Act.

The Exchange Offer relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA shares will be exchanged for DESS PLC Shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC is located in Cyprus and DESS ASA is located in Norway, and some or all of their officers and directors may be residents of Norway, Cyprus or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

The DESS PLC Shares are being offered and sold pursuant to an exemption from registration under the U.S. and applicable state securities laws. Therefore, DESS PLC Shares may only be transferred or resold in the U.S. in a transaction registered under or exempt from the registration requirements of the applicable securities laws, and U.S. DESS PLC Shareholders may be required to bear the risk of their investment for an indefinite period of time. DESS PLC does not currently anticipate registering any resale transaction under applicable securities laws.

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the Exchange Offer, such as in open market or privately negotiated purchases. Such purchases will be disclosed through Oslo Børs' electronic information system in accordance with the general disclosure requirements in the Securities Trading Act.

4.16.3 Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer of DESS PLC Shares which is subject to the offering contemplated by this Document may not be made to the public in that Relevant Member State except that an offer of DESS PLC Shares may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they are implemented in that Relevant Member State: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than € 43 million; and (iii) an annual net turnover of more than € 50 million, as shown in its last annual or consolidated accounts; (3) by the Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or (4) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offers of DESS PLC Shares shall result in a requirement for the publication by DESS PLC or the Managers of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of the immediately preceding paragraph, the expression an "offer of DESS PLC Shares to the public" in relation to any DESS PLC Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the DESS PLC Shares to be offered so as to enable an investor to decide to accept the Exchange Offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

4.16.4 United Kingdom

The Offering is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000 ("FSMA"), and the Managers has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in circumstances in which Section 21(1) of FSMA does not apply. All applicable provisions of FSMA must be complied with in respect of anything done in relation to the DESS ASA Shares or the DESS PLC Shares in, from or otherwise involving or having an effect in the United Kingdom. This document is directed only at persons who (i) are persons falling within Article 19 of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and (ii) to persons outside the United Kingdom only where permitted by applicable law (all such persons together being referred to as "relevant persons"). This Document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which any such communication relates is available only to relevant persons and will be engaged in only with relevant persons.

4.17 Timetable

Below is the expected timetable for the Exchange Offer. DESS PLC reserves the right to change the dates indicated in the table at any time and in its sole discretion pursuant to section 4.3, 4.5 and 4.10. Further, potential delays may occur as a result of, inter alia, announcements being delayed or other necessary actions taking longer than anticipated.

Event	Date
Submission of the Exchange Offer	4 December 2006
Offer Period	5 December 2006 till 16:30 on 15 December 2006
Anticipated Closing Date	20 December 2006
Anticipated completion of Settlement	21 December 2006
Anticipated date of registration of the DESS PLC Shares in VPS	22 December 2006
Anticipated first day of trading on Oslo Børs of the DESS PLC Shares	27 December 2006
Acceptances not binding if Closing Date does not occur within	10 January 2007

5 Background for and consequences of the Exchange Offer

5.1 Background for the Exchange Offer

DESS ASA operates in a capital-intensive, international and highly competitive industry. In order to secure a level playing field and possibility to succeed in this fierce environment, it is critical that that the DESS Group operates under favourable, stable and predictable legislative and regulatory conditions.

The tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime under which DESS ASA currently operates. Being a member of the European Union, Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies. The Exchange Offer is therefore presented in the long-term interest of the DESS Group and its shareholders as a simple and transparent way to relocate the company and the investment in the DESS Group, thus enabling the company and its shareholders to benefit from a more favourable tax and regulatory regime and facilitating the continuation of the shareholders' investment in the DESS Group. The DESS PLC Shares will be listed on Oslo Børs and the relocation is also expected to make the DESS Group even more attractive in the international capital markets.

5.2 Contact with DESS ASA prior to launch of the Exchange Offer

The composition of the Board of Directors of DESS ASA and DESS PLC is identical. The Exchange Offer is initiated by the DESS ASA Board. For further information regarding the background of the Exchange Offer, please refer to section 5.1 above.

5.3 Consequences of the Exchange Offer

5.3.1 Significance for the employees

DESS PLC has currently no plans related to the implementation of the Exchange Offer that will have legal, economic or work-related significance for the employees of DESS ASA.

5.3.2 Legal matters

In DESS PLC's opinion, the Exchange Offer as such is not likely to have any legal consequences for DESS ASA except that the completion requires certain third party consents, ref. the Conditions.

5.3.3 Mandatory Offer

Norwegian law requires any person, legal entity or group acting in concert that acquires more than 40 % of the voting rights of a Norwegian company listed on Oslo Børs to make an unconditional general offer to acquire all of the remaining issued and outstanding share capital of that company or, alternatively, within four weeks, to dispose of a sufficient part of shares to again fall below the threshold described above. When the triggering threshold has been reached, such shareholder must immediately make a public announcement as to whether it will make a mandatory offer or dispose of the exceeding shares. If an offer is to be made, the offer must be made no later than four weeks after the 40 % threshold was exceeded, in the form of an offer document to all shareholders. The mandatory offer is subject to approval by Oslo Børs before submission to the shareholders. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the 40 % threshold was exceeded, however equal to the market price if it is clear that the market price was higher when the 40 % threshold was exceeded; provided, however, that in the event that the acquirer thereafter, but prior to the expiration of the mandatory offer period acquires, or agrees to acquire, additional shares at a higher price, the acquirer is required to increase its offer price to such higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to the other consideration offered. Settlement under the mandatory offer must be completed promptly, and within 14 days following the expiration of the offer period at the latest. A shareholder who has announced that it will make a mandatory offer but fails to do this within four weeks cannot, as long as the mandatory bid requirement remains in force, vote for its shares or exercise any rights of share ownership unless approved by a majority of the remaining shareholders, other than the right to receive dividends and preferential rights in the event of a share capital increase. In addition, Oslo Børs may impose a daily fine upon a shareholder who fails to make the required offer. If a shareholder has announced that it will dispose of the exceeding shares but fails to do this within four weeks,

Oslo Børs may cause the shares exceeding the 40 % limit to be sold at public auction, unless the shareholder has instead made an offer within said four weeks.

If DESS PLC, as a result of the Exchange Offer or otherwise, becomes the holder of more than 40 % of the DESS ASA Shares, it will as soon as possible make a mandatory offer according to chapter 4 of the Securities Trading Act as summarised above. In connection with such possible mandatory offer, the offer price will be at least as high as the highest price paid by DESS PLC for DESS ASA Shares in the six-month period prior to the date the 40 % threshold was exceeded, however equal to the market price if it is clear that the market price was higher when the mandatory offer obligation was triggered. In the absence of other firm basis for the offer price, the offer price will be based on the weighted average closing price for the DESS ASA Shares for a representative reference period prior to the Closing Date according to relevant market practice. DESS PLC intends to offer a share consideration of 1 DESS PLC Share for each DESS ASA Share as an alternative to the cash offer price under such mandatory offer.

5.3.4 Compulsory acquisition

If a person or legal entity, directly or via its controlled legal entities, acquires shares representing more than 90 % of the total number of issued shares as well as more than 90 % of the total voting rights attached to such shares of a Norwegian company, then such majority shareholder would have the right (and each remaining minority shareholder would have the right to require such majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by such majority shareholder ("Squeeze Out Right" and "Sell Out Right", respectively) as regulated by section 4-25 of the Public Limited Companies Act. Following the compulsory acquisition the majority shareholder would become the owner of the acquired shares with immediate effect. Upon effecting the compulsory acquisition the majority shareholder is required to offer the minority shareholders and to deposit with a bank licensed to conduct business in Norway a specific cash price per share, the determination of which price would be at the discretion of the majority shareholder. In the absence of any amicable agreement, the acquisition price will be set by a Norwegian court on the basis of an assessment, in accordance with section 4-25 of the Public Limited Companies Act. In the event that DESS PLC completes the Exchange Offer, and passes the 90 % threshold required by section 4-25 of the Public Limited Companies Act, it intends to proceed with the compulsory acquisition of the remaining DESS ASA Shares.

5.3.5 De-listing of DESS ASA Shares on Oslo Børs and listing of DESS PLC Shares on Oslo Børs

The DESS ASA Shares are listed on the SMB List of Oslo Børs with the ticker symbol "DESS". Following the successful completion of the Exchange Offer, mandatory offer and compulsory acquisition, DESS PLC will present a proposal to the general meeting of DESS ASA to approve de-listing of the DESS ASA Shares from Oslo Børs. The de-listing of DESS ASA from Oslo Børs will relieve DESS ASA from its compliance obligations associated with being a listed company on Oslo Børs. Once approved by the holders of a majority of the outstanding DESS ASA Shares required for amendments to the articles of association, DESS ASA will submit to Oslo Børs an application for de-listing of its shares from Oslo Børs. The board of directors of Oslo Børs may also decide ex officio to have the DESS ASA Shares de-listed from Oslo Børs.

DESS PLC has applied for listing of the DESS PLC Shares on Oslo Børs. For further information in this regard, please refer to section 7 below.

5.4 Interest of natural and legal persons involved in the Exchange Offer

DESS PLC is not aware of any interest, including conflicting ones, which is material to the Exchange Offer.

5.5 Use of Proceeds and Reasons for the Exchange Offer

The Exchange Offer is made in order to acquire DESS ASA. For further information regarding the rationale of the Exchange Offer, please refer to section 5 above.

In exchange for the issuance of DESS PLC Shares, DESS PLC will receive DESS ASA Shares. DESS PLC will receive no further proceeds under the Exchange Offer.

5.6 Managers

First Securities is the Lead Manager of the Exchange Offer, with Pareto Securities as Co-lead Manager, for details see section 1.3.4.1 above.

5.7 Warrants issued by DESS ASA

DESS ASA has issued 1,791,667 warrants in the form of independent subscription rights pursuant to Section 11-12 of the Public Limited Companies Act ("Warrants") to Drawbridge Special Opportunities Fund LP, a fund managed by Fortress Investment Group LLC. 120,000 of the Warrants have been exercises as at the date of this Document. If all the remaining Warrants are exercised the share capital of DESS ASA will be increased with NOK 1,671,667. Each Warrant gives the warrant holder the right to subscribe for one DESS ASA Share at a cash subscription price of NOK 10 per share. The Warrants may be exercised at any time until 13 July 2010, which is the day the right to demand DESS ASA Shares issued pursuant to the warrants expires. The Warrants are further described in section 13.4.1.

It is a condition for completion of the Exchange Offer that Drawbridge Special Opportunities Fund LP has consented to the transfer and continuation of the warrant program from DESS ASA to DESS PLC, ref. the Conditions. The DESS PLC Board has been granted authority to issue 1,671,667 warrants which give rights to subscribe for 1,671,667 DESS PLC Shares to the current warrant holders in DESS ASA. The warrants are to be issued on equivalent terms and conditions as the warrants currently held in DESS ASA. Issuance of such warrants is conditional upon the successful completion of the Exchange Offer.

6 Statement from the Board of Directors of Deep Sea Supply ASA

DESS PLC has through this Document offered to acquire all issued and outstanding shares of DESS ASA in exchange for DESS PLC shares.

According to the Securities Trading Act Sections 4-16 and 4-18, the board of directors of DESS ASA shall issue a statement regarding the Exchange Offer. However, as the offer is initiated by DESS ASA, and as such is in agreement with the board of directors of DESS ASA, Oslo Børs has instructed the DESS ASA Board to engage an independent advisor to issue a statement on the merits of the Exchange Offer pursuant to the Securities Trading Act section 4-16. Such statement from an independent advisor will be published through Oslo Børs messaging system no later than one week prior to the expiration of the Exchange Offer.

In addition to the statement from an independent advisor, the DESS ASA Board has expressed its views on the Exchange Offer and the rationale for its recommendation to accept the Exchange Offer as follows:

"Dear Deep Sea Supply ASA Shareholder,

We would like to explain the background and reasons for our recommendation and to seek your acceptance of the Exchange Offer.

The Exchange Offer is made by DESS PLC. We, the directors of DESS ASA, are also the directors of DESS PLC. Following the successful completion of the Exchange Offer and subsequent mandatory offer and compulsory acquisition, DESS ASA will become a wholly-owned subsidiary of DESS PLC.

The board of directors of DESS ASA has decided to recommend changing the group's domicile to Cyprus. The tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime, under which DESS currently operates. Being a member of the European Union, Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies.

As a Cypriot company, DESS PLC will profit from beneficial taxation rules. Cypriot shipping companies pay 0% income tax and low tonnage taxes on shipping activities deriving from Cyprus–registered ships. Further there is no withholding tax on dividends paid from Cyprus registered companies. Net profits earned by the company should thus increase, and also improve the company's ability to pay dividends to its shareholders. Total taxes payable (by the company and its shareholders) will be reduced by the re-domiciliation.

Accepting the Exchange Offer may have tax implications. Each shareholder must, therefore, investigate what kind of tax-implications, if any, acceptance of the Exchange Offer will have. In general, Norwegian individual shareholders are taxable for capital gains, while Norwegian corporate shareholders are not. An application to the Norwegian Ministry of Finance to obtain a tax relief exempting Norwegian individual shareholders from taxation has unfortunately been rejected, but the board of directors of DESS ASA still decided to pursue the re-domiciliation, as the long term benefits through lower taxes for the company (and thereby its shareholders) should justify any taxation experienced from accepting the Exchange Offer. A brief description of Norwegian tax rules as they apply to DESS PLC Shares is contained in section 14 of the Document.

DESS ASA Shareholders are advised to seek advice from their own tax consultants in order to determine the particular tax consequences to them from their acceptance of the Exchange Offer.

We also encourage you to carefully review section 2 "Risk Factors".

If you are in any doubt as to the actions to take in respect of the Exchange Offer you are recommended to seek your personal financial advice.

The DESS ASA Board believes that the terms of the Exchange Offer are in the best interest of the DESS ASA Shareholders as a whole and unanimously recommends all DESS ASA Shareholders to accept the Exchange Offer as all the DESS ASA directors who hold DESS ASA Shares will do so in respect of their own holdings. Three of the company's largest shareholders represented on the board of directors of DESS ASA (Hemen Holding Ltd, Vroon Offshore B.V. and Bergshav Tankers AS) controlling a total of 59.6 million shares, corresponding to 45.7 % of the total shares in DESS ASA, have already accepted the Exchange Offer. The remaining directors and the company's officers of DESS ASA have informed that they will do the same.

Further, each director and officer of DESS ASA who holds options to acquire DESS ASA Shares, have entered into agreement whereby such person has agreed to cancel existing options in exchange for options to acquire DESS PLC Shares upon the successful completion of the Exchange Offer.

Yours sincerely,
The board of directors of Deep Sea Supply ASA"

7 The Listing of DESS PLC

DESS PLC submitted an application to Oslo Børs on 21 November 2006 for listing on the SMB List. It is expected that the board of Oslo Børs will consider the application at its meeting on 19 December 2006. Provided that the application is approved, it is expected that the first quotation and trading day for the DESS PLC Shares will be on or about 27 December 2006. The number of DESS PLC Shares forming one round lot is expected to consist of 500 shares. The ticker code will be "DESSC".

7.1 Rights attached to DESS PLC Shares offered

The DESS PLC Shares issued under the Exchange Offer will rank pari passu with the already issued DESS PLC Shares in all respects. DESS PLC Shares offered will be entitled to dividends resolved after the time of registration of the shares with the Register of Members of DESS PLC. Each DESS PLC Share offered carries one vote at the company's general meeting.

The DESS PLC Shares issued under the Exchange Offer is expected to be delivered to the tendering DESS ASA Shareholders by way of registration on the respective shareholder's VPS account on or about 22 December 2006.

See section 13 for a further description of certain matters pertaining to DESS PLC Shares, including dividend rights, voting rights, pre-emption rights, rights to share in profits, right to share in surplus in the event of liquidation, mandatory offer obligation, squeeze-out rules, etc.

See section 14 "Taxation" below for a description of applicable rules regarding withholding tax, etc.

7.2 Currency

DESS PLC Shares are denominated in USD, each with a nominal value of USD 0.02 (two United States cents).

7.3 Shareholders

The DESS PLC Shareholders as per the date of this Document are:

- Hemen Holding Limited of Limassol, Cyprus
- Stelios Savvides of Limassol, Cyprus
- Eva Agathangelou of Limassol, Cyprus
- Dimitris Hannas of Limassol, Cyprus
- Costas Pallaris of Limassol, Cyprus
- Eleftherios Montanios of Nicosia, Cyprus
- Adam Montanios of Nicosa, Cyprus

Each of the above shareholders own one DESS PLC Share, save for Hemen Holding Limited which owns 1,999,994 shares.

Please note that 1,999,992 DESS PLC Shares currently held by Hemen Holding Limited will be redeemed by DESS PLC at cost by way of purchase of own shares in connection with the completion of the Exchange Offer. Furthermore, one -1- DESS PLC Share currently held by Hemen Holding Limited will prior to completion of the Exchange Offer be transferred to Nordea, ref. section 13.2.1 below. Hence, Hemen Holding Limited will only retain ownership to one -1- of the initial 1,999,994 DESS PLC Shares following completion of the Exchange Offer.

7.4 Authority to issue new DESS PLC Shares

The DESS PLC Board has been granted authority to issue up to 130,389,639 new DESS PLC Shares, equalling the current number of shares issued by DESS ASA, in connection with the completion of the Exchange Offer. The number of shares in DESS PLC following completion of the Exchange Offer, and therefore the issued share capital of the company, will depend on the number of DESS ASA Shareholders accepting the Exchange Offer. Provided that all DESS ASA Shareholders tender all their shares under the Exchange Offer, the share capital of DESS PLC will be increased by USD 2,607,792.78 by issuance of 130,389,639 DESS PLC Shares, each with a par value of USD 0.02, resulting in an aggregate share capital of USD 2,607,792.94.

Please note that 1,999,992 DESS PLC Shares currently held by Hemen Holding Limited will be redeemed by DESS PLC at cost by way of purchase of own shares in connection with the completion of the Exchange Offer. These shares are therefore not included in the calculations above.

7.5 Transferability

DESS PLC Shares are according to Cyprus law and the Articles of Association of DESS PLC, freely transferable.

7.6 Dilution

The maximum number of DESS PLC Shares available under the Exchange Offer equals the total number of issued and outstanding DESS ASA Shares, i.e. 130,389,639 DESS PLC Shares. DESS PLC has prior to the Exchange Offer a total of 8 registered DESS PLC Shares. If all DESS ASA Shareholders were to accept the Exchange Offer, then the resulting total number of DESS PLC Shares would be 130,389,647, resulting in a dilution equal to 99.99999 %. Conversely, if one takes the perspective of the DESS ASA Shareholders, their dilution would be 0.00001 %. Hence, for all practical purposes, and provided that all DESS ASA Shareholders tender all their shares under the Exchange Offer, the shareholder structure in DESS PLC following completion of the Exchange Offer will be identical to the shareholder structure in DESS ASA as at the Expiration Date.

Please note that 1,999,992 DESS PLC Shares currently held by Hemen Holding Limited will be redeemed by DESS PLC at cost by way of purchase of own shares in connection with the completion of the Exchange Offer. These shares are therefore not included in the calculations above.

If a DESS ASA Shareholder does not tender its shares under the Exchange Offer, and the Exchange Offer is completed, then such DESS ASA Shareholder runs the risk of being subject to compulsory acquisition as described in section 5.3.4 above. The non-tendering shareholder will then have no ownership interest in either DESS ASA or DESS PLC.

7.7 Expenses of the Exchange Offer

DESS PLC expects to incur the following fees and expenses in connection with the Exchange Offer and Listing of DESS PLC Shares on the Oslo Børs:

Name	Address	Nature of engagement	Amount
First Securities	Oslo, Norway	Management fee	NOK 1,500,000
Pareto	Oslo, Norway	Management fee	NOK 800,000
Bugge, Arentz-Hansen & Rasmussen	Oslo, Norway	Legal services	NOK 1,000,000
Montanios & Montanios	Nicosia, Cyprus	Legal services	USD 62,000
Davis Polk & Wardwell	London, U.K.	Legal services	USD 66,000
PricewaterhouseCoopers	Oslo, Norway / Limassol, Cyprus	Audit and tax services	NOK 1,500,000

In addition to the fees set out above, DESS PLC will also be responsible for other costs incurred, amounting to approximately NOK 100,000. This includes the cost of printing and distribution of this Document, fees to Oslo Børs, marketing, etc.

8 Description of DESS PLC

8.1 History and development

DESS PLC was incorporated in Cyprus on 7 November 2006. DESS PLC is registered with the Registrar of Cyprus Companies under the registration number C186838 as a public company with limited liability, organized and existing under the laws of Cyprus. DESS PLC's registered address is Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus. The telephone number is +47 37 05 86 10 (c/o DESS Management AS) and DESS PLC will use the web address www.deepseasupply.no, as currently used by DESS ASA.

DESS ASA is a Norwegian public limited liability company incorporated on 6 April 2004. DESS ASA was registered with the Norwegian Register of Business Enterprises on 22 April 2004 under the registration number 986 792 694. In accordance with its articles of association, DESS ASA shall have its registered office in the municipality of Arendal. DESS' general meetings may be held in Oslo. The registered address of Deep Sea Supply is Tromøysund Brygge, Tromøyveien 22, N-4841 Arendal, Norway. The telephone number is +47 37 05 86 10 and the web address is www.deepseasupply.no.

Since DESS PLC is a recently incorporated holding company, the highlights of important events in the development of the issuer relates to the history of the operating companies to be acquired; the DESS Group:

- **April 2004**, Deep Sea Supply AS was established in Norway by Mr. Jon B. Skabo and Mr. Klaus Tollefsen, both of whom had previous engagements in the offshore supply business. The company was established for the purpose of building up a supply ship business primarily targeted towards spot operations in the North Sea Region.
- **June 2005**, Private placement of mNOK 420 through 42 million shares each NOK 10.
- **July 2005**, Acquisition of 6 AHTS of KMAR 404 design from Tidewater Inc. at purchase price of mUSD 188 total. 5 of the 6 vessels were on charters entered into by the seller.
- **September 2005**, IPO-share issue of 3 million shares equivalent to mNOK 34.5 and subsequent listing on Oslo Børs with the ticker "DESS".

  First vessel, Sea Lynx (ex Howard Hogue) upgraded, changed flag to Norwegian (NOR) flag and ready for the North Sea.
- **January 2006**, The DESS Group issued mNOK 200 Bond, secured with 2nd mortgage in the 6 AHTS vessels and with 5 years term at margin 3 % p.a. for the purpose of refinancing a mezzanine loan facility, providing substantial savings for the DESS Group.
- **April 2006**, Contract with Seatankers Management Co Ltd., purchasing 22 newbuilding contracts. The contracts were acquired at a price of mUSD 394.2, whereof a cash consideration mUSD 120 and remaining project costs of mUSD 274.2.

  Private placement of mNOK 1,150 (80,882,000 shares at NOK 13.60 per new share) completed, oversubscribed 10 times. The private placement was made for the purpose of further strengthening the financing of the acquisition of the 22 newbuild contracts as well as strengthening the working capital and cash reserves of the DESS Group.

  Hemen Holding Ltd. and associate companies become the DESS Group's largest shareholder with approximately 23 % ownership interest.
- **May 2006**, Repair issue of mNOK 48 (3,548,225 shares at NOK 13.60 per new share) completed. The purpose of the repair issue was to secure that shareholders not included in the private placement in April 2006 were given the opportunity to subscribe for shares at equal terms.
- **June 2006**, The DESS Group acquired a 20 % stake in a newbuilding program for 4 PSVs of design UT 755 L to be delivered from Cochin Shipyard, India. The project was done together with Navigation Finance Corp. and a group of investors. Expected delivery of the vessels is 2008 (2 vessels) and 2009 (2 vessels).
- **July 2006**, Confirmed the sale of 3 AHTS 6,500 BHP newbuild contracts entered into with ABG Shipyard. The newbuilds were scheduled to be delivered in January, March and May of 2007. The buyer was Scan Geophysical ASA and the profit from the sale was mNOK 56.8.

The DESS Group acquired a newbuilding contract from Skipsaksjeselskapet Sunnmøre Rederi AS for an AHTS vessel. The expected delivery date is September 2008 and the vessel's price was mNOK 252.5. The vessel is a Havyard 842 design and will be built at Havyard (Norway).

- **August 2006**, The DESS Group agreed with Bourbon Offshore to acquire the vessel "Bourbon Charisma", a KMAR 404 design AHTS vessel built at the Kværner Kleven yard in 1999. The vessel was acquired at a price of mNOK 273. The vessel was delivered in August.
- **October 2006**, Confirmed the sale of the 20 % stake in 4 PSV SBC's. The buyer was a German limited partnership.

8.2 Business objectives and strategy

8.2.1 Company strategy

The DESS Group intends to become one of the leading owners and operators of supply vessels on a global basis. The DESS Group will follow the strategies set forth below. Information regarding the DESS Group's fleet of vessels is presented in section 8.5.1 below.

High-end fleet with some spot-market exposure

The DESS Group will primarily seek to obtain and maintain a chartering profile with emphasis on the spot and short-term contract markets. Over the next year the spot market looks positive due to high current spot rates and positive outlook with high rig activity. For the newbuildings the DESS Group will seek to obtain medium to long term contracts.

The DESS Group primarily aims at meeting the demand from the markets that require large, modern and advanced supply vessels, i.e. AHTS (+ 12,000 BHP) and larger PSVs (+ 3,000 DWT). However, the DESS Group will also consider other vessel types and sizes if they see an opportunity in the market, as the case is with the acquisition of the 22 shipbuilding contracts in April 2006.

Opportunistic approach to acquisition and disposal of vessels and M&A activity

The management of the DESS Group has a strong track record from successfully combining an opportunistic approach to buying and selling assets with professional management of the operational fleet. The DESS Group will actively consider investments and divestments in the perspective of providing financial returns to its shareholders. The DESS Group will actively consider possibilities to participate in industry consolidation, mergers and acquisitions, and will position itself to be part of such consolidation. With the acquisition of 22 shipbuilding contracts in April 2006, the DESS Group took its first step towards industry consolidation.

Professional and cost effective operations

The DESS Group has, and will continue to have, a small team of dedicated staff focusing on core activities such as marketing, chartering, technical supervision, finance, business development and investor relations. Other services like technical management, crew management, construction supervision and certain administrative functions are still likely to be outsourced to well-qualified suppliers of such services.

Dividend Policy

The DESS Group will actively use the capital market when doing investments, and does not intend to hold liquid reserves for significant investments. Retained earnings will, to the extent permitted under operational constraints, financial covenants and requirements, limitations in the DESS Group's loan- and other agreements, and with due regard to appropriate working capital requirements, be paid out as dividends. There are certain restrictions in the Loan Facility Agreement on the DESS Group's possibility to pay out dividends, see sections 11.5 "Borrowings" and 13.4 regarding warrants.

8.3 The reorganization/relocation

The presentation of the organizational structure in this section will illustrate two structures:

- DESS ASA, the current company structure where the parent company is a Norwegian registered public company. This is the structure "as-is", prior the successful completion of the Exchange Offer and the relocation exercise (section 8.3.1).
- DESS PLC, the planned structure for DESS PLC after the successful completion of the Exchange Offer and the relocation of the parent company to Cyprus (section 1.1.1).

8.3.1 Group structure of DESS ASA prior to reorganization/relocation

Figure 8.3.1 below illustrates the group structure of DESS ASA prior to reorganization and relocation of parent company to Cyprus.

Figure 8.3.1 Group structure DESS ASA


Deep Sea Supply ASA
(Norway)
100 % (All subsidiaries)
DESS Management AS
(Norway)
Deep Sea Supply Shipowning AS
(Norway)
DESS Cyprus Limited
(Cyprus)
DESS PSV Limited
(Cyprus)
DESS Equatorial Guinea
(to be established)
DESS Singapore
(to be established)

DESS ASA is the parent company which employs all the 7 employees and owns 100 % of the 3 shipowning subsidiaries.

Deep Sea Supply Shipowning AS is a Norwegian registered shipowning subsidiary. This subsidiary has direct ownership of the 4 AHTS vessels operating under Norwegian flag; Sea Lynx, Sea Tiger, Sea Panther and Sea Cougar as well as the AHTS vessel Sea Leopard which operates under Vanuatan flag. Furthermore, the shipbuilding contract at Havyard for an AHTS vessel is also owned by this subsidiary. Two additional AHTS vessels are in the process of being transferred to DESS Cyprus Limited (see below).

DESS Management AS is a Norwegian private limited liability company which currently is inactive, but which is intended to provide management services to the DESS Group following completion of the Exchange Offer.

DESS Cyprus Limited ("DESS Cyprus") is Cypriot registered shipowning subsidiary which on or about 5 December 2006 will have direct ownership of the 2 of the AHTS vessels operating under Cypriot flag; Sea Bear and Sea Wolf. In addition, the 9 AHTS shipbuilding contracts at ABG and the 2 AHTS shipbuilding contracts at Jaya are also owned by this subsidiary.

DESS PSV Limited ("DESS PSV") is another Cypriot registered shipowning subsidiary which has direct ownership of the 8 PSV shipbuilding contracts at Cochin.

DESS ASA intends to establish a representative office in Singapore for marketing purposes (company representative already hired) and possibly a branch office in Equatorial Guinea (in order to facilitate operations in West Africa).

8.3.2 Planned group structure of DESS PLC after reorganization/relocation

Figure 1.1.1 below illustrates the planned group structure of DESS PLC after reorganization and relocation of parent company to Cyprus.

Figure 1.1.1 Group structure DESS PLC


Deep Sea Supply Plc
(Cyprus)
100 % (All subsidiaries)
Deep Sea Supply ASA
(Norway)
DESS Cyprus Limited
(Cyprus)
DESS PSV Limited
(Cyprus)
100 %
Deep Sea Supply Shipowning AS (Norway)
DESS Management AS
(Norway)
DESS Equatorial Guinea
(to be established)
DESS Singapore
(to be established)

DESS PLC is based in Cyprus and is the parent (or holding) company. All chartering in respect of the vessels will take place through DESS Management AS, while separate ship owning companies situated in Norway and Cyprus will own the vessels.

DESS PLC will have three wholly owned subsidiaries;

(i) DESS ASA, owning 100 % of Deep Sea Supply Shipowning and DESS Management AS. Deep Sea Supply Shipowning AS owns the 4 AHTS vessels operating in the North Sea and the shipbuilding contract for a AHTS vessel at Havyard. DESS Management AS is the management company of the group and where all employees are employed.

(ii) DESS Cyprus Limited (Cyprus) which owns the 3 AHTS vessels operating outside the North Sea and the 11 (9 + 2) AHTS shipbuilding contracts in the ABG and Jaya yards.

(iii) DESS PSV Limited (Cyprus) which owns the 8 PSV shipbuilding contracts at the Cochin yard.

In addititon, DESS PLC intends to establish a representative office in Singapore for marketing purposes (company representative already hired) and possibly a branch office in Equatorial Guinea to facilitate operations in West Africa.

8.4 Overview of subsidiaries

8.4.1 Current subsidiaries of DESS ASA

Subsidiary	Country	Ownership	Voting rights
Deep Sea Supply Shipowning AS	Norway	100 %	100 %
DESS Management AS	Norway	100 %	100 %
DESS PSV Limited	Cyprus	100 %	100 %
DESS Cyprus Limited	Cyprus	100 %	100 %

8.4.2 Planned subsidiaries of DESS PLC

Subsidiary	Country	Ownership	Voting rights
DESS ASA (owning Deep Sea Supply Shipowning AS and DESS Management AS, both 100 %)	Norway	100 %	100 %
DESS PSV Limited	Cyprus	100 %	100 %
DESS Cyprus Limited	Cyprus	100 %	100 %

8.5 The DESS Group's operations

8.5.1 The DESS Group's fleet

8.5.1.1 Current fleet in operation

With the recent acquisition of the 16,000 BHP AHTS vessel "Bourbon Charisma" (renamed Sea Cougar) from Bourbon Offshore the DESS Group has increased its fleet of vessels in operations to 7 large AHTS vessels. The other 6 AHTS vessels were all acquired from Tidewater in 2005, and began operations for the DESS Group 26 July 2005. Of the 7 vessels, 4 were built at the Kværner Leirvik yard (now Havyard Leirvik) in Leirvik in Sogn and 3 at Kværner Kleven (now Kleven Verft) in Ulsteinvik; all yards located on the western coast of Norway. The vessels are all built to North Sea standards. Table 8.5.1 summarizes the main characteristics of the current operating vessels.

Table 8.5.1 Summary of vessel characteristics

Vessel	Type	Built	Registered	Shipowning company	BHP	DWT	BP	Class	FiFi
Sea Bear	AHTS	1999	Cyprus[1]	DESS Cyprus Limited	15,000	2,900	173	ABS	Yes
Sea Wolf	AHTS	1999	Cyprus[1]	DESS Cyprus Limited	15,000	2,900	173	ABS	Yes
Sea Leopard	AHTS	1998	Vanuatan	Deep Sea Supply Shipowning AS	15,000	2,900	173	DNV	Upgradeable
Sea Panther	AHTS	1999	Norway	Deep Sea Supply Shipowning AS	15,000	2,900	173	DNV	Upgradeable
Sea Lynx	AHTS	1999	Norway	Deep Sea Supply Shipowning AS	15,000	2,900	173	DNV	Upgradeable
Sea Tiger	AHTS	1998	Norway	Deep Sea Supply Shipowning AS	15,000	2,900	171	DNV	Upgradeable
Sea Cougar	AHTS	1999	Norway	Deep Sea Supply Shipowning AS	16,000	2,750	187	DNV	Yes

[1] Expected as per 5 December 2006.

Further technical specifications for each of the 7 AHTS vessels currently in operation are included in Appendix IV to this Document.

8.5.2 Newbuild contracts

Please refer to section 11.6.2 for information regarding the shipbuilding contracts of the DESS Group.

8.5.3 Contract coverage and operations of the current fleet

The 6 vessels acquired from Tidewater were taken over with existing charters pursuant to a back-to-back arrangement on 26 July 2005. All these charters were completed within 2nd quarter of 2006 after which all the vessels have been successfully chartered by the DESS Group's Chartering Department.

"Sea Leopard" (ex "William R. Coyle") was redelivered from Petrobras in June 2006 and is presently working on a charter for Statoil in Venezuela until ultimo 2nd quarter 2007. The vessel is serving the drilling rig Sovereign Explorer and the production platform Deltana. The contract is for two wells with an option to extend with one plus one well at increased day rates.

"Sea Bear" (ex "Amadon Tide") is operating with "Sea Tiger" on a charter for Technip escorting a FPSO (Floating production, storage and offshore loading vessel) from Cape Town to Angola. Presently the vessel is

working the spot marked in West Africa before it goes "on hire" early October 2006 to Devon Energy and work out of Equatorial Guinea until spring 2007.

"Sea Tiger" has mobilized to the North Sea after the Technip charter, and arrived on 2 October 2006 and is presently working in the North Sea spot market.

"Sea Panther" returned to the North Sea on 14 March having mobilized from Singapore where it docked for upgrading and overhaul works. The vessel has been working the spot market since it arrived in the North Sea, but has mobilized to Trinidad and Tobago together with "Sea Wolf" (ex "McNee Tide") on a long-term charter for EOG Resources. The vessels went "on hire" for EOG Resources 20 August. The vessels are serving the jack-up Rowan Gorills III. The period is 300-360 days.

"Sea Lynx" arrived in the North Sea in September 2005, and has been operating there since. The vessel has recently completed a charter for Island Oil & Gass and is operating in the North Sea spot market.

"Sea Cougar" (ex "Bourbon Charisma") was acquired 22 August 2006 and is working the North Sea spot market. On or about 5 October the vessel will start a long charter for under with MLS/Total, minimum 90 maximum 180 days.

Figure 8.5.3 sets forth the contract coverage for each of the vessels in the DESS Group's fleet.

Figure 8.5.3 Vessel employment status

Vessel	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Sea Leopard		Statoil Venezuela				
Sea Bear	Devon Energy West Africa	1X120	3X30	30 x 1		
Sea Panther		EOG Resources Trinidad & Tobago				
Sea Wolf		EOG Resources Trinidad & Tobago				
Sea Lynx			Spot Marked North Sea			
Sea Tiger			Spot Marked North Sea			
Sea Cougar	MLS/Total North Sea	MLS/Total North Sea		Spot Marked North Sea		

Firm Mobilisation Option Spot

46

9 The Market

The DESS Group operates in the offshore supply market, where it currently owns and operates seven modern AHTS vessels. In terms of segments, the DESS Group currently operates in one business segment (large AHTS vessels) and four geographical segments (North Sea, Africa, South America and the West Indies). Table 9 and figures 9a and 9b below shows a breakdown of the total revenue from the six AHTS vessels in the different geographical segments for each financial quarter since operations began in 2005 (note: the DESS Group operated in Brazil and Australia/Far East until 2nd quarter 2006). The figures are sourced from the interim reports issued by the DESS Group.

Table 9 Segment information – quarterly

(NOK thousands)	3rd quarter 2005		4th quarter 2005		1st quarter 2006		2nd quarter 2006		3rd quarter 2006	
		Unaudited		Unaudited		Unaudited		Unaudited		Unaudited
Regions	*Revenue*	*Share*	*Revenue*	*Share*	*Revenue*	*Share*	*Revenue*	*Share*	*Revenue*	*Share*
North Sea	555	1.41 %	18 607	22.56 %	11 524	19.95 %	37 853	47.34 %	68 901	44.85 %
Africa	15 547	39.48 %	25 266	30.64 %	20 532	35.55 %	20 192	25.25 %	36 043	23.46 %
North & South America	6 705	17.03 %	7 864	9.54 %	10 251	17.75 %	8 076	10.10 %	48 676	31.69 %
Australia and Far East	16 574	42.09 %	30 735	37.27 %	15 455	26.76 %	13 843	17.31 %	0	0.00 %
Total	39 381	100.00 %	82 472	100.00 %	57 762	100.00 %	79 964	100.00 %	153 620	100.00 %

Figure 9a Illustration of revenue percentage by geographical segments


Revenue percentage by geographical segments
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
North Sea
Africa
North & South America
Australia and Far East

Figure 9b Illustration of total revenue per geographical segment


Total revenue per geographic segment
NOK million
180
160
140
120
100
80
60
40
20
0
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
North Sea
Africa
North & South America
Australia and Far East

The market for supply vessels can be divided into two main areas, namely towing and anchor handling, and general supply to drilling rigs or fixed installations (in the industry called cargo runs). Both tasks can be carried out by an AHTS. A PSV however, can only carry out cargo runs. Both categories can be divided further into sub-segments according to their capabilities. AHTS vessels are usually split in two categories where vessels with

engines with more than 12,000 BHP comprise the group of large vessels. As far as PSVs are concerned, vessels with carrying capacity of approximately 3,000 DWT or less are considered small.

The market for offshore vessels was very strong in 2005, reaching record levels in the North Sea, this development has continued into 2006. Record levels were reached in August and again in September, when the market experienced rates of up to GBP 115,000 per day. These high day rates are a result of the increased offshore activity in the North Sea combined with attractive day rates on long term employment outside that area.

9.1 Supply vessels

PSV – Platform Supply Vessel
A PSV is a vessel specially designed for transport of supplies to and from offshore installations. Their main function is to bring supplies to fields in productions, and exploratory and development drilling rigs. This involves the transport of individual items, mainly in containers on deck.

In addition, a PSV transports in segregated systems a variety of different products such as methanol, pre-blended drill fluids, brine, water and oil. The various fluids are contained in epoxy coated tanks, with individual pumps and hoses for discharging. Dry bulk cargo such as cement, barite and bentonite are also transported. At the installations this cargo is discharged by using compressed air.

Many of the larger PSVs have also been employed in transporting pipes for pipe-laying activities.

In the North Sea Region, PSVs have primarily been used in connection with production activities. The demand for PSVs to support construction and drilling operations varies with the activity level within exploration and oil field development.

The different functions each set different requirements to the specifications of the PSVs. PSVs are therefore often classified based on their cargo handling capabilities:

- Free deck area (square meters)
- Total carrying capacity (DWT)
- Type and capacities of special tanks
- Length of deck (if more than four pipe joints (approx. 52 meters), the notion pipe carrier is often used)

AHTS – Anchor Handling Tug Supply vessel
An AHTS is an offshore supply vessel specially designed to provide anchor-handling services and to tow offshore platforms, barges and production modules/vessels. The vessels are also often used as stand by rescue vessels for oilfields in production. The AHTS is then often equipped for fire fighting, rescue operations and oil recovery.

The AHTS is also used in general supply service for all kinds of platforms, transporting both wet and dry cargo in addition to deck cargo the same way a small PSV would do.

The main differentiators between different types of AHTS vessels are the following:

- Bollard pull (tons)
- Engine (BHP)
- Winch capacities
- Dry and liquid cargo carrying capacity
- Special equipment

The focus over the last years has been on the vessels' winch and engine capacities as oil activities have moved from shallow- to deeper waters. Increased activities in deeper waters combined with a focus on safe and efficient operations in the challenging conditions of the deep-water areas have been important factors in the technical development of vessels.

9.2 Demand for supply vessels

The main driving factor for the demand for offshore supply vessels and related services is the level of activity and investments in the oil and gas sector. The oil companies' initiatives related to exploration and development activities are in turn influenced by the current and expected future oil price, as well as the general demand for oil and gas. The main area of activity within oil and gas that drives the demand for offshore supply vessels is the

offshore oil production. Forecasts predict that the offshore production will move to increasingly deeper waters, figures 9.2a shown below illustrates the anticipated growth in offshore activity.

The financial strength of the investing companies and the availability of acreage and fields profitable to develop are also important for the actual spending levels. Generally, the demand for offshore supply vessels is relatively cyclical and volatile, and also influenced by seasonal variations.

Figures 9.2a Strong growth in offshore oil production


Growing Markets- Offshore oil
Mb/d - oil Mboe/d - gas
35
30
25
20
15
10
5
0
2003
2010
OIL production shallow
OIL production deep
Annual growth (2003-2010)
Annual growth rates
18 %
16 %
14 %
12 %
10 %
8 %
6 %
4 %
2 %
0 %
Land + offshore:
Total offshore
Deepwater (+500m)

(Source: IFP[1])

In November 2004, the IEA (International Energy Agency) laid forth a future scenario where 75 % of the global exploration and production investments would be needed to replace existing capacity lost trough field declines. Further, it stated that based on a 2 % demand growth rate and current depletion rates the "required new production on stream" would raise by 40 % in the 2000 – 2010 period compared to the preceding 10 year period. In order to achieve this, IEA predicted that the offshore drilling and production activity would have to represent a larger portion of the world's total production than today (approximately 30 %). Figure 9.2b below illustrated the IEA's outlook for the aggregate world oil and gas production.

Figure 9.2b World oil production by source - the global oil supply challenge due to depletion


mb/d
125
100
75
50
25
0
1971
1980
1990
2000
2010
2020
2030
Existing capacities
Enhanced oil recoveries
Development of new discoveries
Development of existing reserves
Non-conventional oil

(Source: IEA, "World Energy Outlook 2004 Edition", www.iea.org)

[1] IFP, www.ifp.fr, a French public research and training centre focusing on transportation energies.

49

On a different level, the demand for supply vessels can be split on three types of activities; production, development and exploration. Production has traditionally been, and still is, the largest source of demand. Supply services for producing fields are mainly transportation of general cargo in containers on deck and various liquid and dry bulk products in dedicated tanks below. Services related to development comprises among others towing of development drilling rigs and transportation of pipes and other infrastructure. Rig movement is the main service related to exploration activities. Offshore Research has collected data from production companies worldwide about their scheduled expansion of offshore production fields deeper than 100 meters. As figure 9.2c illustrates there is expected to be a substantial increase in the number of fields demanding offshore supply vessel services.

Figure 9.2c Scheduled fixed and floating production fields worldwide


FIXED & FLOATING FIELDS IN WATER DEPTH > 100 M EXCL. NWECS
Accumulated no. of fields
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Start-up year
USGM
BRAZIL-PETROBRAS
CANADA
LATIN AM. - OTHER
MEDIT/MIE
WEST AFRICA
ASIA/AUS

(Source: Offshore Research[1])

9.3 Rate development

Oil and gas prices are still at record high levels. Upward revisions of estimates of long-term oil price and consequently the hurdle prices for undertaking investments have led to increasing exploration and production activity. In addition, major oil companies have downgraded their estimates of proven reserves and for most companies the current production is lower than their target production. Generally, investments over the last few years have been lower than necessary to replace production with new reserves. Together, these factors have contributed to increasing exploration and production budgets among the oil and gas companies, and increased activity both on the Norwegian Continental Shelf and in other regions.

This increased activity has resulted in a significant increase in the demand for both rigs and supply vessels. Consequently, the North Sea Region rig and supply vessel markets have experienced a significant upturn during the latter part of 2004 and in 2005. Figure 9.3a illustrates the correlation between rig utilization and spot rates for AHTS>12,000 BHP.

[1] Offshore Research AS, www.offshore-research.no, a recognized independent market research company.

Figure 9.3a Rig utilization/AHTS>12,000 BHP spot rates


Rig utilisation
AHTS +12.000 spot rates
Supply spot market rates (GI
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
100 %
95 %
90 %
85 %
80 %
75 %
70 %
95
96
97
98
99
00
01
02
03
04
05
06

(Data source: ODS-Petrodata[1]/Clarkson[2], prepared by First Securities)

Worldwide demand for supply vessels has grown during the last 10 years, including periods when the North Sea market has been less strong. Today, market analysts generally points to signs that demand is exceeding supply in the supply market, which resulted in record high spot rates in 2005, and a continued positive outlook for 2006 (we have seen record levels in August 2006 in North Sea rates).

Supply spot market rates in the North Sea Region are characterized by significant volatility, illustrated in figure 9.3b below. This relates to variations between summer and winter season, but also changes within shorter periods. In particular, the summer season is generally characterized by high activity levels. To a great degree, this can be attributed to the weather conditions in the North Sea Region, where strong wind during periods in the winter months makes it hard to perform certain tasks. Pipe-laying and other construction activities, therefore, typically take place during the summer months. Historically, this has contributed to much higher rate levels during that period of the year. Rates for longer contracts generally fluctuate less.

The regions outside the North Sea do not have as visible and efficient spot market rates. However, the development and status in the North Sea region gives a good indication of the conditions of charters elsewhere in the world. Other regions are characterized more by medium- to long term charters.

[1] ODS-Petrodata, www.ods-petrodata.com, a leading intelligence and insight provider for the offshore oil and gas industry.
[2] Clarkson Research Services Limited, www.crsl.com, an industry leading statistics and research provider for shipping. An affiliate of Clarksons (www.clarksons.co.uk).

51

Figure 9.3b Spot rate development AHTS and PSV


Monthly average spot rates North Sea
£ / Day
90 000
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
jan.02 apr.02 jul.02 okt.02 jan.03 apr.03 jul.03 okt.03 jan.04 apr.04 jul.04 okt.04 jan.05 apr.05 jul.05 okt.05 jan.06 apr.06 jul.06
AHTS 7-12,000 BHP
AHTS 12,000+ BHP
PSV > 3,000 DWT

(Data source: Clarkson, prepared by First Securities)

Figure 9.3b above gives a good illustration of spot rate fluctuations, showing that monthly spot rates for the largest AHTS vessels have been varying between approximately GBP 13,000 (January) and 77,000 (August) during 2006 alone. It also shows the general strengthening of the market during the latter part of 2004 and into 2005, where it seems that the base level of spot prices has risen.

9.4 The current supply vessel fleet

The global fleet of supply vessels is currently counting approximately 1,700-1,800[1] vessels. Of the total number of vessels, approximately 180 are AHTS vessels above 12,000 BHP, 930 are AHTS vessels below 8,000 BHP and approximately 330 are PSVs above 2,000 DWT. Figure 9.4 below shows a breakdown of the world AHTS and PSV fleet by BHP and DWT, respectively.

[1] It should be noted that it is difficult to obtain exact statistics with respect to the world fleet and break-down into various type and size categories, and the figures should therefore be treated accordingly. Offshore construction vessels are not included.

Figure 9.4 World AHTS- and PSV fleet by BHP/DWT


World AHTS fleet by BHP
BHP
< 2 000
2 000-4 000
4 000-6 000
6 000-8 000
8 000-10 000
10 000-12 000
12 000-14 000
14 000-16 000
>16 000
26
307
372
226
170
44
54
54
68
← DESS
← DESS
Benign water
North Sea standard
0
100
200
300
400
500
No. of vessels
World PSV fleet by DWT
DWT
<1 000
1 000-2 000
2 000-3 000
3 000-4 000
4 000-5 000
>5 000
51
86
154
72
16
← DESS
-50
50
150
250
350
No. of vessels

(Data source: Clarkson, prepared by First Securities)

Since 1998, the global supply fleet of large vessels has more than doubled. The average annual absolute growth in the larger AHTS segment has been approximately 16 vessels, while the corresponding number for large PSVs has been approximately 26. In particular, the markets for large AHTS and PSV vessels outside the North Sea Region have grown since 1998. While the number of vessels operating in the North Sea Region has been relatively constant during the period, the percentage of the units deployed in the North Sea Region has been falling. The North Sea Region is nevertheless still the most important market for large supply vessels. Today, slightly more than 20 percent of the world's large AHTS vessels belong to the North Sea fleet, while about 35 percent of the worldwide numbers of large PSVs are operating in the North Sea Region.

9.5 Newbuild activity

Due to the increasing requirements to vessel capabilities and technological advances, newbuild activity during the last 10-15 years has primarily taken place within the large vessel segment. Differing age distribution profiles means that the need for newbuild activity mainly is found within the smaller and medium sized supply vessels segment.

Of the existing global fleet, approximately 1,200-1,300 vessels are more than 20 years old (illustrated in figures 9.5a and 9.5b below), with the AHTS vessels averaging 22.1 years, and the PSV fleet averaging 10.2 years. However, the existing fleet of large supply vessels is relatively modern. Furthermore, the need for upgrading of tonnage is strongest in markets outside the North Sea Region.

Figure 9.5a AHTS fleet by building year


No. of vessels
160
140
120
100
80
60
40
20
0
41 17 25 28 56 63 95 58 28 32 27 27 48 133 145 90 50 37 31 7 7 7 8 8 9 2 2 3 12 26 34 26 15 31 33 30 53 83 74 57 9 4
<1970 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Year

(Data source: Clarkson, prepared by First Securities)

Figure 9.5b PSV fleet by building year


No. of vessels
Year
(Data source: Clarkson, prepared by First Securities)

There are currently an estimated 83 AHTS delivered or scheduled for delivery in 2006 and an estimated 74 on order for delivery in 2007. This represents approximately 11 % of the current AHTS fleet with deliveries over the next 24 months. Correspondingly, the number of PSVs on order for delivery in 2006 is 53, while 49 newbuilds are ordered for delivery in 2007, representing approximately 25 % of the current PSV fleet. However, the deliveries should also be seen in relation to announced and probable retirement of older vessels as well as underlying growth in the market. Figures 9.5c show the age distribution of the current AHTS and PSV fleet, illustrating the relatively old worldwide AHTS fleet. Many of the newbuilds are currently without long-term employment.

Figures 9.5c Age distribution AHTS and PSV fleet


Age distribution current AHTS fleet
Age distribution current PSV fleet
In % of fleet
Age
>30
25-30
20-25
15-20
10-15
5-10
0-5

(Data source: Clarkson, prepared by First Securities)

In 2003 and 2004, a large number of vessels were delivered and the effect on rates was evidently negative. The relatively large current order book could have negative consequences for the future development of rates and vessel values if the demand does not grow in line with supply growth. The DESS PLC expects that demand will indeed pick up, and considers the threat of too many newbuilds to be larger in the PSV segment than in the AHTS segment. The DESS PLC is of the opinion that newbuilds within the AHTS segment is likely to be absorbed without any significant negative market impact. Figures 9.5d and 9.5e below illustrate the historical and projected fleet for both AHTS and PSV vessels.

Figure 9.5d Historical and projected worldwide AHTS fleet


AHTS fleet historical and projected - 1995-2009E
"New building"
"Existing fleet"
1800
1600
1400
1200
1000
800
600
400
200
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

(Data source: Clarkson, prepared by First Securities)

Figure 9.5e Historical and projected worldwide PSV fleet


PSV fleet historical and projected - 1995-2009E
"New buildings"
"Existing fleet"
600
500
400
300
200
100
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

(Data source: Clarkson, prepared by First Securities)

9.6 Market participants

The supply side of the supply vessel industry is relatively fragmented, with the AHTS segment being slightly more consolidated than the PSV segment. A.P. Møller Maersk is the clearly dominating player within the large AHTS segment with about 44 vessels or about 19 % of the current global fleet, while Tidewater holds this title in the small AHTS segment with about 171 vessels representing about 16 percent of the global fleet (figure 9.6a below). The largest PSV operator, also Tidewater, operates about 32 PSV vessels above 2,000 DWT or

approximately 10 % of the total fleet worldwide, followed by Bourbon Offshore and Edison Chouest with about 29 and 25 vessels, respectively (figure 9.6b below). Generally, the largest ship owners own the most modern and effective vessels, and these are therefore the ones deployed with the most complicated and challenging work.

Figure 9.6a 20 largest AHTS owners worldwide


20 largest AHTS owners worldwide
BHP>10,000
BHP<10,000
New builds
No. of vessels
200
180
160
140
120
100
80
60
40
20
0
Tidewater Marine
Seacor Holdings Inc.
A.P. Moller
Swire Group
CNOOC
Jaya Holdings Ltd.
Indian Govt.
Farstad Shipping A/S
GulfMark Offshore
Chuan Hup Holdings
Kaspmorneftegazflot
Whitesea Shpg.
Maridive & Oil Serv
Deep Sea Supply
Bourbon
Edison Chouest
Ezra Holdings Ltd.
Solstad Shipping
Nomis Shipping Ltd.
Pertamina

(Data source: Clarkson, prepared by First Securities)

Figure 9.6b 20 largest PSV owners worldwide


20 largest PSV owners worldwide
PSVs
New builds
No. of vessels
50
45
40
35
30
25
20
15
10
5
0
Edison Chouest
Tidewater Marine
Bourbon
GulfMark Offshore
Farstad Shipping A/S
Marine Management
Seacor Holdings Inc.
Hornbeck Offshore
Island Offshore
Trico Marine
Rigdon Marine
Eidesvik & Co.
Siem Offshore
A.P. Moller
Otto Candies
Great Eastern Shpg.
Solstad Shipping
Johannes Ostensjo
Olympic Shipping AS
Brasileira Offshore

(Data source: Clarkson, prepared by First Securities)

The largest of the Norwegian companies in the supply industry is Farstad Shipping, which is also second largest player overall and in the segment for AHTS vessels with more than 10,000 BHP. Deep Sea Supply currently owns seven vessels and hence has a market share of around three percent of the large AHTS segment.

10 Financial information and Operating review

10.1 Historical financial information of DESS ASA

Historical (i) consolidated profit and loss account, (ii) consolidated balance sheet for 2004 and 2005, (iii) consolidated cash flow statements for 2004 and 2005 and (iv) consolidated statement of changes in equity up to year end 2005 are shown in sections 10.1.2 through 10.1.5 below. The Annual reports for 2004 and 2005 are included in Appendix II and III respectively.

Both the accounts for 2004 and for 2005 have been prepared in accordance with IFRS.

Full year figures for 2004 and 2005 have been audited, and approved by the DESS ASA Board and by the annual general meeting. Since the DESS ASA was incorporated on 6 April 2004, and the current operating assets of the DESS Group were acquired in July 2005, financial statements for 2004 are not of any significant relevance to understanding the DESS Group's future financial results.

The DESS Group confirms that full year figures for 2004 and 2005 have been audited, and approved by the Board of Directors and by the annual general meeting. Auditor's report for 2004 and 2005 are included in the Annual reports presented in Appendix II and III respectively.

In addition to the audit of the Annual reports for 2004 and 2005, a limited review opinion has been prepared for the 3rd quarter figures for 2006 for DESS Group (included in Appendix VIII), and an audit report for DESS PLC for the period beginning on 7 November 2006 and ending on 9 November 2006 (included in Appendix IX). The auditors have also prepared a statement on the pro forma financial information that is presented in this Document.

Where financial data presented in this Document has not been extracted from the DESS Group's audited statements, the data is referred to as "unaudited". Unless otherwise stated, such financial information has been extracted interim financial statements or other publicly disclosed information by the DESS Group.

10.1.1 Main accounting principles for reporting of financial results

The preparation of financial statements in conformity with IFRS requires that management makes the use of certain estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Management believes that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See the accompanied notes to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies.

Impairment of fixed assets
Fixed assets and other non-current assets are reviewed for potential impairment at each reporting date, and whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purpose of assessing impairment, assets are grouped at the lowest levels of which there are separately identifiable cash flows. An impairment loss is the amount by which the carrying amount of the assets exceeds the recoverable amount. The recoverable amount is the higher of the asset's net selling price and its value in use. The value in use is determined by reference to the discounted future net cash flows expected to be generated by the asset. When the asset is considered to be impaired, it is written down to its recoverable amount, and recognized in the income statement in those expense categories consistent with the function of the impaired asset. When a vessel has been written down to its residual value, it continues to be depreciated on a straight line method based on an assessment of the remaining service life and estimated scrap value. The following events or circumstances would qualify as an indication of a possible impairment.

External sources:

market value declines in 2nd hand market for vessels

decline in spot rate for operations of vessels due to a reduction in oil prices

negative changes in technology, markets, economy, or laws

increases in market interest rates

company stock price is below book value

Internal sources:

obsolescence or physical damage of vessel

type of vessel is part of a restructuring or held for disposal

worse economic performance than expected

If any events or circumstances indicate that an asset may be impaired, the remaining useful life of the vessel, the depreciation method and residual is reviewed and adjusted if necessary.

As per 30 September 2006 no impairment losses has been recognized in the financial accounts for the Group.

Fixed assets – Vessels and equipment
Fixed assets are stated at historical cost, less subsequent depreciation and impairment. For vessels purchased, these costs include expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated on a straight-line basis, taking residual values into consideration, and adjusted for impairment charges, if any. The carrying value of the fixed asset on the balance sheet represents the cost less accumulated depreciation and any impairment charges.
Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the DESS Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

In accordance with IFRS, each component of the vessels, with a cost significant to the total cost, is separately identified and depreciated, on a straight-line basis, over that component's economic life. Vessels and related equipment have expected useful life of approximately 25-30 years. Fixed assets are depreciated to their residual values, which are reviewed at each balance sheet date. Future depreciations are based on depreciation schedules including residual values. Expected useful lives of long-lived assets, and residual values, are reviewed at each balance sheet date and, where they differ significantly from previous estimates, depreciation periods are charged accordingly.

Ordinary day-to-day maintenance expenses are charged to the income statement during the financial period in which they are incurred. Under IAS 16, costs related to major inspections/classifications (dry-docking) are recognized in the carrying amount of the vessels.

Periodic maintenance cost
Maintenance and classification costs for ships are capitalized and charged to expenses over the period up to the next occasion when maintenance is carried out, normally 60 months. Accrued maintenance and classification costs are classified as other operating expenses. When ships are acquired, a proportion of the acquisition cost is capitalized as periodic maintenance.

Depreciation on vessels and other assets (equipment) is calculated using the straight-line method to allocate their cost or revalue amounts to their residual values over their estimated useful lives, as follows:

- Vessels 30 years
- Vehicles 5 years
- Furniture, fittings and equipment 3 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with carrying amount.

Trade receivables and allowances for doubtful accounts

Short term trade receivables are recorded at their nominal value less provisions for bad debts, as this is a reasonable approximation of the fair value of the receivables. The DESS Group regularly reviews its accounts and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts when there is objective evidence that the DESS Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the allowance is based on the age of unpaid amounts (days overdue), information about the financial capacity of the customers, and other relevant information. No allowances for doubtful accounts have been recorded for in the financial accounts in 2004, 2005 and 2006.

Revenue recognition
Revenue is recognized as follows:

Operating revenue:
Revenues and expenses related to employment of vessels have been accrued on the basis of duration of the charter. A charter is defined as the agreed commencement date of the charter agreement. The earning process is completed upon completion of the charter at port of delivery. Idle time is defined as waiting-time for new employment.

Dividend income:
Dividend income is recognized when the right to receive payment is established.

Dividend distribution
Dividend distribution to the DESS Group's shareholders is recognized as a liability in the DESS Group's financial statements in the period in which the dividends are approved by the DESS Group's shareholders.

10.1.2 Summary consolidated profit and loss account for 2004 and 2005 for DESS ASA

(figures in NOK thousand)	2004 IFRS	2005 IFRS
	Audited	Audited
Freight revenues	0	121 854
Total operating income	0	121 854
Operating expenses vessels	0	60 330
Relocation vessels	0	974
Administration	141	3 630
Total operating expenses	141	64 934
Operating profit before depreciation	(141)	56 920
Profit on sale of contracts	0	0
Depreciation	0	(23 671)
Operating result	(141)	33 249
Financial income	0	280
Financial expenses	0	(23 130)
Realized agio (disagio)	0	2 455
Unrealized agio (disagio)	0	(5 288)
Change in value of financial derivates		
Net financial items	0	(25 683)
Pre-Tax profit	(141)	7 566
Taxes	39	0
Profit	(101)	7 566
Earnings per share for profit attributable to equity holders of DESS ASA during the year (NOK per share)		
- Basic	(0.10)	0.38
- Diluted	(0.10)	0.36

59

10.1.3 Summary consolidated balance sheet as of year end 2004 and 2005 for DESS ASA

(figures in NOK)	2004 IFRS Audited	2005 IFRS Audited
ASSETS		
Intangible assets		
Deferred tax benefit	39 300	39 300
Total intangible assets	39 300	39 300
Fixed assets		
Vessels	0	1 196 185 707
Deferred maintenance cost	0	17 349 168
Construction contracts	0	0
Equipment	0	505 071
Investment in Limited Partnership	0	0
Total fixed assets	0	1 214 039 946
Current assets		
Financial derivatives	0	0
Freight income not received	0	73 136 296
Other short term receivables	0	2 255 473
Stock	0	2 570 421
Remaining on sale contract	0	0
Bank deposits	859 424	57 397 397
Total current assets	859 424	135 359 587
TOTAL ASSETS	898 724	1 349 438 833
EQUITY AND LIABILITIES		
EQUITY		
Share capital	1 000 000	45 959 414
Share premium fund	0	376 773 213
Other paid in equity	0	3 098 632
Total restricted equity	1 000 000	425 831 259
Retained earnings	(101 276)	7 465 016
Total equity	898 724	433 296 275
LIABILITIES		
Long-term liabilities		
Interest bearing mortgage debt	0	836 335 141
Total long-term liabilities	0	836 335 141
Short-term liabilities		
Interest bearing short-term mortgage debt	0	56 940 000
Financial derivatives	0	0
Other short-term liabilities	0	22 867 417
Total short-term liabilities	0	79 807 417
Total liabilities	0	916 142 558
TOTAL EQUITY AND LIABILITIES	898 724	1 349 438 833

60

10.1.4 Summary consolidated cash flow statement for 2004 and 2005 for DESS ASA

(figures in NOK thousand)	2004 IFRS	2005 IFRS
	Audited	Audited
Cash flows from operating activities		
Cash generated from operations	(141)	109
Interest paid	0	(20 702)
Income tax paid	0	0
Net cash generated from operating activities	(141)	(20 593)
Cash flows from investing activities		
Purchases of property, plant and equipment (PPE)	0	(1 237 876)
Net cash used in investing activities	0	(1 237 876)
Cash flows from financing activities		
Proceeds from issuance of ordinary shares	1 000	421 732
Proceeds from borrowings	0	907 510
Repayments of borrowings	0	(14 235)
Total current assets	1 000	1 315 007
Net (decrease)/increase in cash, cash equivalents and bank overdrafts		
Cash, cash equivalents and bank overdrafts at beginning of the year	1000	859
Exchange gains/(losses) on cash and bank overdrafts	0	0
Cash, cash eqivalents and bank overdrafts at the end of the year	859	57 397

10.1.5 Summary consolidated statement of changes in equity for 2004 and 2005 for DESS ASA

Attributable to equity of the Company	Share-capital	Share-premium reserves	Other paid/in equity	Retained earnings	Total equity
Balance at 1 January 2004	0	0	0	0	0
Paid/in capital from establishment	1 000	0	0	0	1 000
Profit for the year	0	0	0	(102)	(102)
Balance at 31 December 2004	1 000	0	0	(102)	898
Balance at 1 January 2005	1 000	0	0	(102)	898
Private placement July 2005	42 000	378 000	0	0	420 000
Private placement September 2005	2 959	31 073	0	0	34 032
Private placement costs	0	(32 300)	0	0	(32 300)
Equity component of compound financial liability (Share-Warrant-Agreement)	0	0	3 099	0	3 099
Profit for the year	0	0	0	7 566	7 566
Balance at 31 December 2005	45 959	376 773	3 099	7 464	433 295

10.2 Historical financial information DESS PLC

DESS PLC was established on 7 November 2006 for the purpose of acquiring the DESS ASA Shares. DESS PLC currently holds no other material assets or liabilities than a share capital of USD 40,000 divided into 2,000,000 shares, each with a par value of USD 0.02.

The historical financial information presented for DESS PLC as per 9 November 2006 has been audited by an independent auditor. Report and financial statements as at 9 November 2006 for DESS PLC is included in Appendix IX.

10.2.1 Summary of significant accounting policies

The principal accounting policies applied in the preparation of the financial statements as at 9 November 2006 for DESS PLC are set out below. These policies have been consistently applied unless otherwise stated.

Basis of preparation
The financial statements of DESS PLC have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and IFRSs as issued by the International Accounting Standards Board (IASB). The financial statements comply with both these reporting frameworks because at the time of their preparation all applicable IFRSs issued by the IASB have been adopted by the EU through the endorsement procedure established by the European Commisssion. In addition the financial statements have been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113. The financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying DESS PLC's accounting policies. There are no areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements.

Foreign currency translation

(i) Functional and presentation currency,
Items included in DESS PLC's financial statements are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The financial statements are presented in United States dollars (US$), which is DESS PLC's functional and presentation currency.

(ii) Transactions and balances,
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Tax
Current tax liabilities and assets for the current and prior periods are measured at the amount expected to be paid to or recovered from the taxation authorities using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is possible that future taxable profit will be available against which the temporary differences can be utilized.

Share capital
Ordinary shares are classified as equity.

Cash flow statement
Due to the fact that no cash transactions took place during the period and DESS PLC does not maintain any cash and cash equivalents, no cash flow statement is prepared. The share capital issued has not yet been paid and is owed by the DESS PLC Shareholders.

Provisions
Provisions are recognized when DESS PLC has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

10.2.2 Statement of operations for the period from 7 November to 9 November 2006 for DESS PLC

(figures in USD thousand)	7 November to 9 November 2006 IFRS Audited
Administrative expenses	(13)
Loss for the period	**(13)**

10.2.3 Balance sheet as at 9 November 2006 for DESS PLC

(figures in USD thousand)	9 November2006 IFRS Audited
ASSETS	
Current assets	
Amounts receivable from the shareholders	40
Total current assets	40
TOTAL ASSETS	40
EQUITY AND LIABILITIES	
EQUITY	
Share capital	40
Accumulated losses	(13)
Total equity	27
LIABILITIES	
Short-term liabilities	
Trade and other payables	13
Total short-term liabilities	13
Total liabilities	13
TOTAL EQUITY AND LIABILITIES	40

10.2.4 Statement of changes in equity for the period from 7 November to 9 November 2006 for DESS PLC

(figures in USD thousand)	Share capital	Accumulated losses	Total
Issue of shares	40.0	-	40.0
Loss for the period		(13.3)	(13.3)
Total recognized loss for the period		(13.3)	(13.3)
Balance at 9 November 2006	40.0	(13.3)	26.7

10.3 Unaudited combined pro forma financial information

The following unaudited pro forma financial information for the nine months ended 30 September 2006, which is presented to illustrate the effect on our balance sheet of the share swap transaction, as well as the financing for the share swap transaction, is based on our IFRS historical consolidated financial statements.

The pro forma figures are presented as if the Exchange Offer had been completed on 30 September 2006. The pro forma financial information will present two scenarios; where (i) 90 % acceptance of the Exchange Offer, resulting in a 10 % squeeze out of minority interests, and (ii) 98 % acceptance of the Exchange Offer, resulting in a 2 % squeeze out of minority interests.

The unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature does not reflect actual results of operations or financial position. The unaudited pro forma financial information does not purport to represent what our consolidated results of operations and financial position would have been if the share swap transaction had, in fact occurred on the dates indicated, nor does it purport to project the results of operations or our financial position for any future period or as of any date. The pro forma adjustments are based on currently available information, which are described with the assumptions in the notes accompanying the pro forma information.

It should be noted that significantly greater uncertainty is attached to the pro forma figures than ordinary historical accounting figures.

10.3.1 Accounting regulations for share swap agreements

According to the current regulations under IFRS, a share swap arrangement made as a voluntary offering process, where the new holding company DESS PLC offers to buy all outstanding shares in the current listed company DESS ASA, such as the Exchange Offer, is considered to be a reverse acquisition.

The completion of the Exchange Offer depends on acceptance by more than 90 % of the shareholders of DESS ASA. If the acceptance rate is achieved, DESS PLC is obliged to make a mandatory offer to the other shareholders and can also exercise squeeze out rights. Accordingly DESS PLC intends to use the right to redeem the minority shareholders.

A possible subsequent acquisition of outstanding shares that has not been tendered under the Exchange Offer will be accounted for as a single transaction, through equity. The surplus value from the redemption and repurchase of shares from the minority DESS ASA Shareholders equals the total of the differences between the stock market price of each share acquired, and the corresponding portion of the recorded equity per share, and will be recorded as a reduction in "Retained earnings".

10.3.2 Pro forma figures for a 98 % acceptance scenario

The following adjustments have been made to reach the pro forma figures:

Adjustment number 1 – Reclassification to minority interests
The adjustment assumes that 2,607,792 shares out of a total of 130,389,639 shares representing 2 % of the share capital of DESS ASA have not been tendered under the Exchange Offer when the Offer Period is due. A corresponding pro rata part of book equity for the group has to be reclassified to debt to minority shareholders.

Adjustment number 2 – Financing of the subsequent acquisition of minority shares
The subsequent acquisition of the minority shares will be financed through a lending facility with Hemen Holding Limited, described in section 15.3.4. The loan amount equals the total number of shares that needs to be acquired from the minority interests, multiplied by current stock market price, estimated at NOK 16.60 per share for the pro forma figures.

Adjustment number 3 – Reset of minority interest reclassification
Prior to the redemption of the outstanding 2 % of the shares of DESS ASA, the reclassification that has been made between group equity and debt to minority shareholders has to be reset.

Adjustment number 4 – Reduction of other equity
The transaction value from the subsequent acquisition of the 2,607,792 DESS ASA Shares, estimated at mNOK 43.3 (NOK 16.60 per share) is recorded as a reduction in retained earnings.

Adjustment number 5 – Transaction costs
Transaction costs related to the subsequent acquisition of the outstanding DESS ASA Shares is estimated at mNOK 1 and is recorded as a reduction in retained earnings.

Consolidated pro forma balance sheet for DESS PLC as at 30 September 2006[1] assuming 98 % acceptance

(NOK thousands)

	30.09.2006	Adj. No. 1	Adj. No. 2	Adj. No. 3	Adj. No. 4	Adj. No. 5	Pro forma 30.09.2006 Unaudited
ASSETS							
Anleggsmidler/Fixed assets							
Vessels	1 446 576	-	-	-	-	-	1 446 576
Construction contracts	819 254	-	-	-	-	-	819 254
Equipment and vehicle	413	-	-		-	-	413
Other long term receivables	80 633						80 633
Investments in associates	19 829						19 829
Deferred income tax assets	39						39
Total non-current assets	2 366 745						2 366 746
Current assets							
Inventories	7 848	-	-	-	-	-	7 848
Trade and other receivables	157 426	-	-	-	-	-	157 426
Other short term receivables	13 640	-	-	-	-	-	13 640
Cash and cash equivalent	181 254	-	43 289	-	(43 289)	(1 000)	180 254
Total current assets	360 168	-	43 289	-	(43 289)	(1 000)	359 168
Total assets	2 726 913	-	43 289	-	(43 289)	(1 000)	2 725 913
EQUITY							
Capital and reserves attributable to equity holders of the company							
Share capital	130 390	(13 039)	-	13 039	-	-	130 390
Other reserves - Share premium reserves	1 393 372	(139 337)	-	139 337	(43 289)	(1 000)	1 349 083
Other paid-in equity	3 099	(310)		310	-	-	3 099
Retained earnings	125 241	(12 524)	-	12 524	-	-	125 241
Sum egenkapital/Total equity	1 652 102	(165 210)	-	165 210	(43 289)	(1 000)	1 607 813
LIABILITIES							
Non-current liabilities							
Bank borrowings	954 597	-	-		-	-	954 597
Total non-current liabilities	954 597	-	-	-	-	-	954 597
Current liabilities							
Trade and other payables	42 327		-	-	-	-	42 327
Bank borrowings	61 666	-	43 289	-	-	-	104 955
Financial derivatives	16 220	-	-	-	-	-	16 220
Debt to minority shareholders	-	165 210	-	(165 210)			-
Total current liabilities	120 214	165 210	43 289	(165 210)	-	-	163 503
Total liabilities	1 074 811	165 210	43 289	(165 210)	-	-	1 118 100
Total equity and liabilities	2 726 913	-	43 289	-	(43 289)	(1 000)	2 725 913

[1] The pro forma figures have not been audited. The "Auditor's statement on pro forma financial information" is presented in section 10.3.4 below.

10.3.3 Pro forma figures for a 90 % acceptance scenario

The following adjustments have been made to reach the pro forma figures:

Adjustment number 1 – Reclassification to minority interests
The adjustment assumes that 13,038,963 shares out of a total of 130,389,639 shares representing 10 % of the share capital of DESS ASA have not been tendered under the Exchange Offer when the Offer Period is due. A corresponding pro rata part of book equity for the group has to be reclassified to debt to minority shareholders.

Adjustment number 2 – Financing of the subsequent acquisition of minority shares
The subsequent acquisition of the minority shares will be financed through a lending facility with Hemen Holding Limited, described in section 15.3.4. The loan amount equals the total number of shares that needs to be acquired from the minority interests, multiplied by current stock market price, estimated at NOK 16.60 per share for the pro forma figures.

Adjustment number 3 – Reset of minority interest reclassification
Prior to the redemption of the outstanding 10 % of the shares of DESS ASA, the reclassification that has been made between group equity and debt to minority shareholders has to be reset.

Adjustment number 4 – Reduction of other equity
The transaction value from the subsequent acquisition of the 13,038,963 DESS ASA Shares, estimated at mNOK 216.4 (NOK 16.60 per share) is recorded as a reduction in retained earnings.

Adjustment number 5 – Transaction costs
Transaction costs related to the subsequent acquisition of the outstanding DESS ASA Shares is estimated at mNOK 1 and is recorded as a reduction in retained earnings.

Consolidated pro forma balance sheet for DESS PLC as at 30 September 2006[1] assuming 90 % acceptance

(NOK thousands)	30.09.2006	Adj. No. 1	Adj. No. 2	Adj. No. 3	Adj. No. 4	Adj. No. 5	Pro forma 30.09.2006 Unaudited
ASSETS							
Anleggsmidler/Fixed assets							
Vessels	1 446 576	-	-	-	-	-	1 446 576
Construction contracts	819 254	-	-	-	-	-	819 254
Equipment and vehicle	413	-	-		-	-	413
Other long term receivables	80 633						80 633
Investments in associates	19 829						19 829
Deferred income tax assets	39						39
Total non-current assets	2 366 745						2 366 746
Current assets							
Inventories	7 848	-	-	-	-	-	7 848
Trade and other receivables	157 426	-	-	-	-	-	157 426
Other short term receivables	13 640	-	-	-	-	-	13 640
Cash and cash equivalent	181 254	-	216 446	-	(216 446)	(1 000)	180 254
Total current assets	360 168	-	216 446	-	(216 446)	(1 000)	359 168
Total assets	2 726 913	-	216 446	-	(216 446)	(1 000)	2 725 913
EQUITY							
Capital and reserves attributable to equity holders of the company							
Share capital	130 390	(13 039)	-	13 039	-	-	130 390
Other reserves - Share premium reserves	1 393 372	(139 337)	-	139 337	(216 446)	(1 000)	1 175 926
Other paid-in equity	3 099	(310)		310	-	-	3 099
Retained earnings	125 241	(12 524)	-	12 524	-	-	125 241
Sum egenkapital/Total equity	1 652 102	(165 210)	-	165 210	(216 446)	(1 000)	1 434 656
LIABILITIES							
Non-current liabilities							
Bank borrowings	954 597	-	-		-	-	954 597
Total non-current liabilities	954 597	-	-	-	-	-	954 597
Current liabilities							
Trade and other payables	42 327		-	-	-	-	42 327
Bank borrowings	61 666	-	216 446	-	-	-	278 112
Financial derivatives	16 220	-	-	-	-	-	16 220
Debt to minority shareholders	-	165 210	-	(165 210)			-
Total current liabilities	120 214	165 210	216 446	(165 210)	-	-	336 660
Total liabilities	1 074 811	165 210	216 446	(165 210)	-	-	1 291 257
Total equity and liabilities	2 726 913	-	216 446	-	(216 446)	(1 000)	2 725 913

[1] The pro forma figures have not been audited. The "Auditor's statement on pro forma financial information" is presented in section 10.3.4 below.

66

10.3.4 Statement on review of pro forma financial information

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
P.O. Box 447
N-4664 Kristiansand
Telephone: 02316
Fax: 23 16 10 00

To the Board of Directors of Deep Sea Supply plc

Statement on examination of pro forma financial information

We have examined the pro forma adjustments reflecting the transaction described in section 10.3 in the prospectus and the application of these adjustments to the pro forma consolidated balance sheet as of 30 September 2006 for Deep Sea Supply plc.

The pro forma financial information is prepared on the basis of unaudited financial statements for the 3rd quarter of 2006, presented by the Board of Directors of Deep Sea Supply ASA on 3 November 2006. The pro forma adjustments are based on the management's assumptions described in the prospectus' chapter on pro forma financial information. Deep Sea Supply management is responsible for the pro forma financial information. Our responsibility is to express an opinion on the pro forma financial information based on our examination.

We conducted our examination in accordance with the Norwegian Auditing Standards RS 800 "The auditors report on special purpose audit engagements". Our work consisted primarily of comparing the unadjusted financial information with the source documents, obtaining evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company. We believe that our examination provides reasonable basis for our opinion.

The objective of the pro forma information is to present what the most significant effects on the historical financial information might have been, had the transaction occurred at an earlier date. However, the pro forma information is not nescessarily indicative of the financial position and the result of the operations that would have been attained, had the above mentioned transaction actually occurred earlier. The pro forma information is not intended to provide, nor does it provide, all information and additional information required to express Deep Sea Supply plc's financial position and result in compliance with International Financial Reporting Standards (IFRS).

It should be noted that the pro forma financial information was not prepared in connection with an offering registered with the U.S. Securities and Exchange ("SEC") under the Securities Act and consequently is not in compliant with the SEC's rules on presentation of pro forma financial information. Furthermore, our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with this standards. As such, a U.S. investor should not place reliance on the pro forma financial information included in this Prospectus.

67

PRICEWATERHOUSECOOPERS

Based on our examination, in our opinion:

a) the pro forma financial Information has been properly compiled on the basis stated

b) such basis is consistent with the accounting policies of the issuer

Kristiansand, November 21, 2006
PricewaterhouseCoopers

Torstein S. Robstad
State Authorised Public Accountant

(2)

10.4 Interim and other financial information

The interim figures presented in this section do not have comparative interim figures from preceding periods. The operations of the DESS Group commenced upon delivery of the first six AHTS vessels from Tidewater 25 July 2005. Hence, the 3rd quarter of 2005 was the first interim period with operational activity, although only two months. 3rd quarter figures of 2005 and 2006 will therefore not be fully comparable. Including interim figures prior to 3rd quarter 2005 would not be of significant informational value for the reader of this Document.

10.4.1 Unaudited consolidated interim profit and loss statements for the DESS Group

The financial statements as of December 31, 2005 and for the year then ended, included in this Document, have been audited by PricewaterhouseCoopers AS, auditors, as stated in their report appearing herein. With respect to the unaudited financial information of the DESS Group for the nine-month period ended September 30, 2006, included in this Document, PricewaterhouseCoopers AS reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report date on the 21 November 2006 appearing herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

A review report for the 3rd quarter figures and year-to-date figures for 2006 is included in Appendix VIII.

(figures in NOK thousand)	3rd quarter 2005 IFRS	4th quarter 2005 IFRS	1st quarter 2006 IFRS	2nd quarter 2006 IFRS	3rd quarter 2006 IFRS	1st half 2006 IFRS	YTD 2006 IFRS
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Sales - freight revenues	39 380	82 474	57 761	79 965	153 620	137 726	291 347
Other (losses)/gains - net	934	1 801	5 568	55 332	(15 980)	60 900	44 894
Operating expenses vessels	(22 737)	(37 593)	(46 817)	(36 576)	(36 786)	(83 393)	(120 179)
Depreciation	(9 414)	(14 093)	(14 242)	(14 326)	(16 463)	(28 567)	(45 031)
Gross profit	**8 163**	**32 589**	**2 271**	**84 395**	**84 391**	**86 666**	**171 031**
Depreciation	(55)	(110)	(31)	(31)	(30)	(62)	(92)
Selling and marketing costs	(900)	(73)	(3 388)	(2 834)	(552)	(6 222)	(6 774)
Administrative expenses	(1 333)	(2 297)	(3 050)	(4 942)	(4 705)	(7 992)	(12 697)
Operating profit	**5 875**	**30 109**	**(4 198)**	**76 588**	**79 104**	**72 391**	**151 468**
Finance costs	(9 178)	(13 952)	(15 300)	(11 964)	(13 345)	(27 264)	(40 609)
Unrealized currency exchange gain	0	(5 288)	(144)	(6 708)	13 744	(6 853)	6 918
Profit before income tax	**(3 303)**	**10 870**	**(19 642)**	**57 916**	**79 503**	**38 274**	**117 777**
Income tax expense	0	0	0	0	0	0	0
Profit for the period	**(3 303)**	**10 870**	**(19 642)**	**57 916**	**79 503**	**38 274**	**117 777**

Operating Profit in the 3rd quarter figures for 2006 is adjusted compared to what is presented as Operating Profit prior to this quarter. In prior period Operating Profit has been reported without considering financial income and realized currency exchange gains and losses, which has been reported below Operating Profit, as finance income and expenses. Reclassification in period prior to the 3rd quarter of 2006 is made in the table above, in order to make these figures comparable to figures for the 3rd quarter of 2006.

10.4.2 Unaudited consolidated interim balance sheets for the DESS Group

A review report for the 3rd quarter figures and year-to-date figures for 2006 is included in Appendix VIII.

(figures in NOK thousand)	3rd quarter 2005 IFRS	4th quarter 2005 IFRS	1st quarter 2006 IFRS	2nd quarter 2006 IFRS	3rd quarter 2006 IFRS
	Unaudited	Audited	Unaudited	Unaudited	Unaudited
ASSETS					
Non-current assets					
Vessels	1 225 208	1 213 535	1 204 350	1 190 039	1 446 576
Construction contracts	0	0	773 490	696 403	819 254
Equipment and vehicle	670	505	474	444	413
Other long-term receivables	0	0	0	138 960	0
Investment in associates	0	0	0	19 829	19 829
Deferred income tax assets	39	39	39	39	39
Total fixed assets	1 225 917	1 214 079	1 978 354	2 045 714	2 286 111
Current assets					
Inventories	2 121	2 570	5 150	3 367	7 848
Financial derivatives	0	0	5 608	0	0
Trade and other recievables	39 834	73 136	56 184	64 052	157 426
Other short term receivables	1 670	2 255	4 531	9 910	94 273
Cash and cash equivalents	76 526	57 397	57 958	370 627	181 254
Total current assets	120 151	135 360	129 431	447 956	440 801
TOTAL ASSETS	1 346 068	1 349 439	2 107 785	2 493 670	2 726 913
EQUITY AND LIABILITIES					
EQUITY					
Share capital	45 959	45 959	45 959	130 390	130 390
Other reserves - Share premium reserves	377 157	376 773	376 773	1 393 372	1 393 372
Other paid in equity	0	3 099	3 099	3 099	3 099
Retained earnings	(3 405)	7 465	(12 177)	45 739	125 242
Total equity	419 712	433 296	413 654	1 572 599	1 652 102
LIABILITIES					
Non-current liabilities					
Bank borrowings	847 051	836 335	833 314	819 419	954 597
Total non-current liabilities	847 051	836 335	833 314	819 419	954 597
Current liabilities					
Trade and other payables	22 365	22 867	803 877	27 944	42 327
Bank borrowings	56 940	56 940	56 940	67 503	61 666
Financial derivatives	0	0	0	6 205	16 220
Total short-term liabilities	79 305	79 807	860 817	101 651	120 214
Total liabilities	926 356	916 143	1 694 131	921 070	1 074 811
TOTAL EQUITY AND LIABILITIES	1 346 068	1 349 439	2 107 785	2 493 670	2 726 913

10.5 Financial condition

10.5.1 Managements discussion of financial condition and results of operations 3rd quarter 2005

On 26 July 2005, the DESS Group acquired a fleet of six AHTS vessels from Tidewater Vessels Ltd. and commenced operation. Out of the fleet, five vessels were on time charters in Africa, Australia/Far East and Brazil and one vessel was charter free. All six vessels are sister vessels and built in Norway between 1998 and 1999.

It was the DESS Group's strategy to mobilize a significant part of the vessels to the North Sea upon completion of existing charters and to operate the vessels in the spot market. The vessel "Howard Hogue", now renamed "Sea Lynx" was mobilized to the North Sea from the U.S.A. in August and commenced operation in the North Sea spot market. All vessels except the "Sea Lynx" had been in operation since the acquisition date.

The financial statements for 3rd quarter 2005 were the first following the DESS Group's acquisition of the six vessels. As the vessels were acquired 26 July, the 3rd quarter operation of the DESS Group does not reflect a full quarter.

Following a successful rights issue in July 2005 and IPO in September 2005, the DESS ASA Shares were listed on the Oslo Stock Exchange on 15 September 2005. The DESS Group was established with its Head Office in Dyvika, Arendal with a staff of three people. Certain administrative tasks such as accounting and finance were outsourced to Bergshav Management AS, Grimstad who is also responsible for the technical management of the vessels operating in the North Sea. Tidewater is responsible for the technical management of the vessels operating outside of the North Sea.

The DESS Group commenced its operation on 26 July 2005 and the operations per 3rd quarter 2005 therefore reflect only 2 months and 5 days. The vessel "Sea Lynx" had marginal revenues and incurred significant expenses this quarter as the vessel mobilized from U.S.A. to the North Sea, changed to NOR flag and Norwegian crew and was sent to a yard for upgrade and repair prior to commencing operations in the North Sea.

The DESS Group recorded freight revenues of mNOK 39.3 for the period. The pre-tax deficit totaled (mNOK 3.3) or (NOK 0.07) per share. The main reasons for the deficit were the mobilization and hence low revenues on the "Sea Lynx" and the expenses incurred in the mobilization and upgrade/repair of the vessel. The freight revenues for the other five vessels were expected to increase after expiry of the existing charters. The DESS Group's revenues and operating expenses were mainly in USD.

The book values of the vessels are depreciated to zero when 30 years old. The book values are reduced with an amount representing the estimated costs related to the next periodic dry docking. This amount (USD 500,000 per vessel) is fully depreciated until the time of the next periodic dry docking. Deferred tax assets equaled mNOK 9.64 of which mNOK 9.6 were due to transactions in 3rd quarter 2005. The deferred income tax asset is not recognized for the net amount of tax loss carried forward due to the extent that the realization of the related tax benefit through the future taxable profit is uncertain.

The average earnings from the five vessels in operation were NOK 117,299/day. These vessels were all on time charters that expired from November 2005 (expiry of first vessel) to August 2006 (latest possible expiry of last vessel under existing charters).

The DESS Group had entered into an estimated 2 months charter for the vessel "Ray J. Hope" (in direct continuation of existing charter) in Australia at USD 35,500/day from November 2005.

The vessels were financed by a mNOK 730 1st priority long-term loan facility and a mUSD 28.2, 2nd priority long-term mezzanine loan facility.

The total equity by the end of the quarter was mNOK 419.7. The DESS ASA completed a mNOK 420 rights issue in July 2005 and a mNOK 34.5 IPO in September 2005. As at 18 October 2005, DESS ASA had 484 shareholders.

The demand for AHTS vessels in the North Sea had been high. In September the average day rate for Anchor handling work was GBP 28.500.

10.5.2 Managements discussion of financial condition and results of operations, 4th quarter 2005

"Howard Hogue" renamed "Sea Lynx" was mobilized to the North Sea from the U.S.A. in August and commenced operation in the North Sea spot market in September 2005. "Billy Joe Ramey" renamed "Sea Panther" and "Ray J. Hope" renamed "Sea Tiger" completed their charter parties in Australia and mobilized to the North Sea via Singapore where the vessels were upgraded prior to operations in the North Sea. These three vessels have Norwegian crew and flag.

"William Croyle" (renamed "Sea Leopard"), "Amadon Tide" (renamed "Sea Bear") and "McNee Tide" (renamed "Sea Wolf") were still in operation in Brazil and West Africa and on charter parties which would expire during the 2nd quarter of 2006. Upon completion of their charter parties, the vessels were successfully chartered by the DESS Group Charetering Department.

The DESS Group recorded freight revenues of mNOK 82.5 for the 4th quarter and mNOK 121.9 for 2005. The pre-tax profit for the 4th quarter was mNOK 10.9 and mNOK 7.6 for 2005. The freight revenues and pre tax profit increased significantly from the 3rd to the 4th quarter. The main reasons were high day rates achieved in the spot market for "Sea Lynx" in the North Sea and new charters at good rates for "Sea Tiger" and "Sea Panther" in Australia prior to their mobilization for operations in the North Sea. The DESS Group expected increased revenues when these vessels commenced operations in the North Sea. In the 4th quarter "Sea Lynx" and "William Croyle" (renamed "Sea Leopard") were repaired/upgraded and dry docked as planned.

The DESS Group's revenues and operating expenses were mainly in USD and GBP.

Deferred taxes at the end of 2005 were mNOK46.5, the value of which is not included in the balance sheet as per 31.12.2005.

At year end, the vessels were financed by a mNOK 730 1st priority long-term loan facility and a mUSD 28.2 2nd priority long-term mezzanine loan facility.

The total equity by the end of the 4th quarter was mNOK 433.3.

As at 8 February 2006, DESS ASA had 559 shareholders.

Demand for AHTS vessels in the North Sea was high in the 4th quarter of 2005.

10.5.3 Managements discussion of financial condition and result of operations, 1st quarter 2006

The 1st quarter of 2006 was characterized by investment in new tonnage and the financing of these, upgrading and strategic repositioning of the DESS Group's vessels. This had a negative impact on the DESS Group's net income for the 1st quarter.

The DESS Group entered into an agreement with Hemen Holding Ltd. regarding the acquisition of 22 newbuilding contracts. This acquisition would position the DESS Group as a large owner and operator of supply vessels. The acquisition and the financing of the newbuilding contracts are described below.

The DESS Group upgraded as many as 3 of its 6 existing vessels during the 1st quarter. The upgrading was done in order to prepare the vessels for operations in the North Sea and to maintain a high quality and standard of the fleet. 5 of the 6 vessels had now been upgraded. The main costs related to the overhaul and repair of the vessels were expensed in the 1st quarter's financial statements. The upgrading also resulted in reduced revenues due to the off-hire related to the upgrading period. This is described in more detail below.

"Sea Panther" was mobilized from Australia to the North Sea at the expense of the DESS Group. It was also decided to mobilize a further two vessels to the North Sea in order to benefit from the strong spot market. "Sea Tiger" was moved from Asia to the North Sea via West Africa and the vessel was chartered from Asia to West Africa escorting an FPSO.

"McNee Tide" (renamed "Sea Wolf") was mobilized from West Africa and expected to arrive and be operative in the North Sea early June 2006. 4 of the DESS Group's fleet of 6 existing vessels would be in operation in the North Sea upon arrival of "Sea Wolf" and "Sea Tiger". These mobilizations were strategic decisions made by the DESS Group for the purpose of generating maximum future revenue from the vessels in the North Sea spot market.

In March 2006, the DESS Group agreed to acquire 22 newbuilding contracts from Hemen. The acquisition of the 22 newbuilding contracts was in line with the DESS Group's strategy of investing in large and/or modern tonnage. The acquired contracts included two large AHTS vessels each of 15,000 BHP to be delivered from Jaya shipyard in Singapore during 1st half of 2007, 8 PSVs each of 3,250 DWT with a UT 755 L design to be delivered from Cochin shipyard in India in the period 2006-2008 and 12 AHTS vessels of 6,500 BHP to be delivered from ABG shipyard in India in the period 2006-2009. The agreed acquisition price for the 22 newbuilding contracts was mUSD 394 of which mUSD 120 were paid to the seller as a cash compensation and the remaining mUSD 274 consisting of remaining installments to the shipyards and other project related costs was taken over by the DESS Group. As a consequence of this acquisition, the DESS Group was now considering entering into longer term charters.

"Sea Lynx" had been in operation in the North Sea since September 2005. During 1st quarter 2006, "Sea Panther" was also mobilized to the North Sea via Singapore where the vessel was upgraded and overhauled. "Sea Panther" was in operation in the North Sea since 14 March 2006. "Sea Tiger" had also been upgraded/overhauled and was on a charter escorting an FPSO from Asia to West Africa, with an estimated time of arrival in the North Sea in July 2006. All these three vessels have Norwegian flag and crew. The DESS Group was now mobilizing "McNee Tide" (renamed "Sea Wolf") from West Africa to the North Sea where the vessel was estimated to be in operation early June after a planned upgrading and overhaul program. The "Amadon Tide" (renamed "Sea Bear") was chartered out in West Africa until the end of 2006. "William Croyle" (renamed "Sea Leopard") was still on charter to Petrobras in Brazil and the only ship in this fleet still on the charter entered into by Tidewater, the seller of the fleet. The charter to Petrobras ends in June 2006.

During 1st quarter of 2006, the DESS Group recorded freight revenues of mNOK 57.7 compared to mNOK 82.4 during the previous quarter. And the DESS Group's net income was mNOK (19.6) compared to mNOK 10.8 in 4th quarter 2005. The DESS Group recorded lower freight revenues and higher operating expenses compared to the previous quarter. The reason was that two of the vessels were upgraded/overhauled and mobilized as planned during the period. Furthermore, the lower net income was caused by an unplanned technical off-hire for one vessel, the DESS Group used the opportunity to conduct the upgrading and repair of this vessel earlier than originally planned. The mobilization expenses were lower than expected due to a successful charter taking one vessel from Asia to West Africa at good rates.

The DESS Group's revenues and operating expenses were mainly in USD and GBP.

By end of the 1st quarter 2006, the vessels were financed by a mNOK 730 Loan Facility (mNOK 701 outstanding by end of the 1st quarter 2006) secured with a 1st priority mortgage in the fleet of 6 vessels and mNOK 200 Bond Loan secured with a 2nd priority security in the same vessels.

The DESS Group agreed to acquire 22 newbuilding contracts from Hemen and this commitment was booked under "Construction Contracts" and short term debt with an amount of mNOK 773.5 equal to the initial payment to Seatankers. The private placement was not done during the 1st quarter 2006 and the impact from private placement and the repair issue would be seen in the 2nd quarter.

On 23 January 2006, the DESS Group issued a 5 years mNOK 200 Bond Issue secured with 2nd priority mortgage in the vessels for the purpose of refinancing the mUSD 28.2 Mezzanine Loan Facility. The refinancing provided significant savings for the DESS Group. The NOK Bond Loan was swapped to GBP and the interest was fixed for 5 years at a total interest rate of 7.76 % p.a.

The total equity by the end of the quarter was mNOK 413.6.

As per the 25 April 2006, DESS ASA had 1,152 shareholders.

The demand for AHTS Vessels in the North Sea was very high and the strong market was expected to last throughout 2006. Due to higher utilization of the DESS Group's fleet (upgrading, repair and mobilization is done for most vessels), the gross revenues for April 2006 (NOK 150,000/per day/per vessel) showed considerable improvement compared to those of the 1st quarter 2006 (NOK 115,000/per day/per vessel).

During the 1st quarter the management of the DESS Group was completed with Odd Brevik, CEO, Finn Amund Norbye, CFO and Olaf Hafredal, CCO. The DESS Group expected a further increase in staff short term due to the acquisition of the 22 newbuilding contracts.

10.5.4 Managements discussion of financial condition and result of operations, 2nd quarter 2006

In the 2nd quarter of 2006, the DESS Group improved its freight revenues by mNOK 22 compared to 1st quarter 2006, reduced operating expenses by mNOK 10 and made a mNOK 57 profit on the sale of three shipbuilding contracts. The upgrading program related to the six AHTS vessels was completed through the upgrading of the "Sea Wolf". The DESS Group acquired a 20 % stake in 4 PSV newbuilding contracts.

The worldwide AHTS market improved from 1st to 2nd quarter and this positive trend continued into the 3rd quarter.

During the 2nd quarter of 2006, the DESS Group increased the freight revenues from mNOK 57.7 in the 1st quarter to mNOK 79.9 in the 2nd quarter. Total operating expenses reduced from mNOK 53.2 to mNOK 44.3 and the operating profit before depreciations and profit on sale of contracts increased from mNOK 4.5 in the first quarter to mNOK 35.6 in the 2nd.

Profits from the sale of three shipbuilding contracts were mNOK 56.8, depreciations were basically unchanged from the previous quarter and the operating result after depreciations and profit on sale of contracts was mNOK 78.1 compared to mNOK (9.7) in the 1st quarter. Financial expenses are reduced as a consequence of the refinancing of the mezzanine loan with the bond financing in the end of January, however realized and unrealized disagio increased net financial items by mNOK 8.4 to mNOK 20.2. The pre-tax profit was mNOK 57.9.

Revenues in the 2nd quarter improved from the 1st quarter as a consequence of improved rates and improved utilization of the fleet, the latter due to upgrade/repair of one vessel in the 2nd quarter compared to three vessels in the 1st quarter. Accordingly, operating expenses reduced from the 1st to the 2nd quarter. The upgrade/repair and mobilization expenses in the 2nd quarter were related to the "Sea Wolf" and lasted for approximately 40 days and the costs involved (estimated off hire and expenses incurred in the upgrade/overhaul) were approximately mNOK 15. The DESS Group experienced one month technical off hire on another vessel during the second quarter but otherwise no major off hire. The DESS Group had now completed the upgrading program on the six AHTS vessels.

The three shipbuilding contracts that were sold were the 2nd, 3rd and 4th newbuilding contracts at ABG Shipyard in India with scheduled delivery in January, March and May 2007. The buyer will rebuild the vessels to seismic vessels and will be responsible for all remaining yard payments. The DESS Group had by August received mUSD 10.2 from the sale as agreed and would receive the remaining mUSD 12.4 upon delivery of the vessels from the shipyard. The profit from this sale confirmed that the timing of acquisition of the contracts was good and furthermore provides good return on equity.

In June, the DESS Group acquired a 20 % stake in 4 newbuilding PSVs to be built at Cochin Shipyard, India for delivery in 2008/09. The price of the 20 % stake was mUSD 2.9 (mNOK 19.8).

In the 2nd quarter, payment to the seller in relation to the 22 acquired newbuilding contracts was executed. There were no scheduled yard payments in the 2nd quarter.

The DESS Group's revenues were in USD, GBP and NOK and the operating expenses were mainly in USD and NOK. The debt was in NOK and GBP.

Total revenues 1st half of 2006 were mNOK 137.7, operating expenses mNOK 97.6 and operating result mNOK 68.3. After profit on sale of newbuilding contracts depreciations and financial items, the DESS Group recorded a net income of mNOK 38.2.

By the end of the 2nd quarter 2006, the 6 anchor handling tug supply vessels acquired in 2005 were financed by a mNOK 730 Loan Facility of which mNOK 687 was drawn and a mNOK 200 Bond Loan. The interest terms on the Loan Facility are NIBOR plus a margin of 1.45 % p.a. The bond is swapped to GBP, and the interest is fixed for five years at a swap rate of 7.76 % p.a. including margin. The Loan Facility is secured with a 1st priority mortgage in the fleet of 6 vessels and mNOK 200 Bond Loan is secured with a 2nd priority security in the same vessels.

The DESS Group has furthermore established a mUSD 225 Loan Facility for the purpose of post delivery financing of the newbuilding program at terms LIBOR or NIBOR plus a margin of 1.35 % p.a. As per the end of the 2nd quarter, the mUSD 225 facility was undrawn.

The DESS Group had as per 30.06.2006 a newbuilding program consisting of 19 newbuilding contracts at one Singaporean and two Indian shipyards. The 20 % stakes in 4 newbuilding contracts at an Indian shipyard was booked as "Investment in Limited Partnerships".

The total equity by the end of the quarter was mNOK 1,572.

As per 15 August 2006, DESS ASA had 1,385 shareholders and 130,389,639 shares.

"Sea Lynx" had been in operation in the North Sea since September 2005. During 1st quarter 2006, "Sea Panther" was also mobilized to the North Sea via Singapore where the vessel was upgraded and overhauled. "Sea Panther" had been in operation in the North Sea since 14 March 2006. "Sea Tiger" had also been upgraded/overhauled and was now on a charter escorting an FPSO from Cape Town to a location in Angola after which the vessel would be mobilized to the North Sea arriving late this fall. These vessels have Norwegian flag and crew. "Sea Wolf" (ex "McNee Tide") and "Sea Panther" had been mobilized to the West Indies and went "on hire" August 20 to EOG Trinidad. The "Sea Bear" (ex "Amadon Tide") was working with "Sea Tiger" on the FPSO. When this work was finished she would go "on hire" to Devon Energy and work out of Equatorial Guinea until next spring. "Sea Leopard" (ex "William Croyle") was redelivered from Petrobras and commenced working for Statoil in Venezuela.

The DESS Group has entered into 4 charter contracts in the following locations; Trinidad and Tobago (2 vessels), Venezuela (1 vessel) and West Africa (1 vessel). In the 3rd quarter, following delivery of the "Sea Cougar", the DESS Group will have 2-3 vessels operating in the North Sea.

Average gross rates for the DESS Group's vessels during 1st quarter were NOK 114,000/per vessel/per day. In the 2nd quarter, gross rates per vessel per day were NOK 150,000 in April, NOK 148,000 in May and NOK 169,000 in June assuming 100 % utilization.

The demand for AHTS vessels in the North Sea improved during the second. The DESS Group recorded gross rates per vessel per day of NOK 224,000 for July, NOK 249,000 for August and NOK 302,000 for September.

In July 2006, the DESS Group acquired a shipbuilding contract from Skipsaksjeselskapet Sunnmøre Rederi for a newbuilding AHTS vessel of design Havyard 842 of 16,000 BHP with expected delivery from Havyard in September 2008. The vessel (to be named "Sea Lion") will be financed with the DESS Group's mUSD 225 Loan Facility and the DESS Group's cash reserves.

In August 2006 the DESS Group took delivery of the "Bourbon Charisma" to be renamed "Sea Cougar", an AHTS vessel with KMAR 404 design built 1999 at Kværner Kleven of good specifications and sister vessel of our 6 existing anchor handling tug supply vessels. Both the "Sea Cougar" and the "Sea Lion" will carry Norwegian Flag and Norwegian Crew and will operate in the North Sea.

10.5.5 Managements discussion of financial condition and result of operations, 3rd quarter 2006

Market conditions improved in the 3rd quarter to historically high levels and the DESS Group enjoyed the good market by having two vessels in the North Sea spot market. This was also the first quarter where all vessels were on charters entered into by the DESS Group, i.e. the first quarter with full effect from the DESS Group's own chartering policy.

The DESS Group increased its freight revenues by 92 % compared to the previous quarter to mNOK 153.6. The vessels' operating expenses were reduced and the DESS Group's EBITDA improved significantly from mNOK 35.6 in the 2nd quarter to mNOK 111.6 in the 3rd quarter. The DESS Group's net result was mNOK 79.5.

The DESS Groups purchased a 20 % stake in four newbuildings in June 2006; these were sold in October 2006 at a profit of approximately mUSD 2.9. This profit will be booked in the 4th quarter.

The DESS Group purchased the 1999-built 16,000 BHP AHTS vessel "Bourbon Charisma" renamed "Sea Cougar" and furthermore a newbuilding contract for Havyard 842 AHTS with 16,000 BHP for delivery in September 2008. Both vessels will have Norwegian flag and operate in the North Sea.

The DESS Group expects that the revenues will further increase from 3rd to 4th quarter.

The financial statements are made on a consolidated basis, unaudited and reported in accordance with IFRS. As the DESS Group commenced its operation late July 2005, the quarterly financial statements for the 3rd quarter of 2006 are not fully comparable with those of 3rd quarter 2005 as figures for 3rd quarter 2005 included just about two months of operation.

In the 3rd quarter of 2006, the DESS Group's revenues continued to increase. Freight revenues for the 3rd quarter were mNOK 153.6 or significantly higher compared to the 2nd quarter (mNOK 79.9) and also significantly higher than 3rd quarter of 2005 (mNOK 39.4).

The increase in freight revenues can be explained by improved rates due to an improved AHTS market, reduced off-hire and one additional vessel in the fleet, the "Sea Cougar" acquired from Bourbon Offshore on 22 August 2006. In the 3rd quarter, the DESS Group chose to relocate the "Sea Tiger" from West Africa to the North Sea where the vessel arrived 2 October 2006. This impacted the freight revenues negatively as it incurred a planned relocation of one vessel of 28 days.

The net operating revenues from all vessels have been very satisfactory in the 3rd quarter and in particular the vessels operating in the North Sea Spot market.

Total operating expenses increased marginally from mNOK 36.6 in the 2nd quarter to mNOK 36.8 in the 3rd quarter. Adjusting for the increased fleet, the operating expenses per vessel actually reduced from 2nd to 3rd quarter by approximately 6 %. In the 3rd quarter, the DESS Group spent approximately mNOK 4.5 in upgrading of the vessels. The increase in Administration costs reflects an increase in the number of employees. EBITDA in the 3rd quarter was mNOK 111.6 compared to mNOK 14.4 in 3rd quarter of 2005 and mNOK 35.6 in the 2nd quarter 2006.

The increase in depreciations is due to an increase in the fleet after the acquisition of "Bourbon Charisma" (renamed "Sea Cougar"). There was no sale of vessels in the 3rd quarter. In the 3rd quarter, the DESS Group's EBIT was mNOK 95. EBIT for the 2nd quarter was mNOK 78.1 including profit from sales of mNOK 56.9.

The DESS Group's revenues were in USD, GBP and NOK and the operating expenses were mainly in USD and NOK. The debt was in NOK and GBP.

Total revenues for the first 9 months were mNOK 291.3, total operating costs mNOK 139.7, EBITDA mNOK 151.7 and EBIT mNOK 163.4. The DESS Group's net result was mNOK 117.8.

The 6 AHTS vessels acquired last year were financed by a mNOK 730 loan facility of which mNOK 673.1 was outstanding at the end of the 3rd quarter. The "Sea Cougar" is financed by a mNOK 163 loan with a 12.5 years repayment profile.

All yard payments in connection with the current newbuildings will be made using the DESS Group's cash. At delivery, each vessel will be financed with debt equal to 60 % of the vessel's market value. No drawings were made in the 3rd quarter under the new loan facility established to financing the newbuildings. The DESS Group's debt furthermore consisted of the mNOK 200 Bond Loan.

Interests on the loan facility are NIBOR plus a margin of 1.45 % p.a. for the 6 first AHTS vessels and NIBOR plus a margin of 1.35 % for the Sea Cougar loan. The Bond Loan is swapped to GBP, and the interest is fixed for five years at a swap rate of 7.76 % p.a. including margin. The loan facilities are secured with a 1st priority mortgage in the vessels financed and the mNOK 200 Bond Loan is secured with a 2nd priority security in the 6 AHTS vessels acquired in 2005.

The total equity by the end of the quarter was mNOK 1.652. As per 20 October 2006, DESS ASA had approximately 1,400 shareholders and 130,389,639 shares.

"Sea Lynx" has been in operation in the North Sea since September 2005. "Sea Panther" was also mobilized from the North Sea to Trinidad where the vessel is working on a medium term contract (300-360 days), starting August 2006. "Sea Wolf" mobilized to Trinidad in August working on a contract similar to "Sea Panther". "Sea Tiger" has been mobilized to the North Sea and is presently working in the spot marked. "Sea Bear" went "on hire" to Devon Energy in Equatorial Guinea lasting until next spring. "Sea Leopard" is working for Statoil in Venezuela. "Sea Cougar" (ex "Bourbon Charisma") was delivered to the DESS Group in August 2006. After two weeks in the spot marked she went "on hire" to MLS/Total for a period of 90-180 days. The vessels have in the 3rd quarter commenced operations on four charter contracts in the following locations; Trinidad and Tobago

(2 vessels), Venezuela (1 vessel) and West Africa (1 vessel). In the 4th quarter, "Sea Cougar" started her contract with MLS/Total.

In 3rd quarter rates per vessel per day were NOK 224,000 in July, NOK 249,000 in August and NOK 302,000 in September. Average gross rates for the DESS Group's vessels during the 2nd quarter were NOK 114,000/vessel/day. (These figures are gross income excluding deduction for commissions etc. and as such higher than the operating revenues recorded in the financial statements). Figure 10.5.5 below illustrates the average gross income per vessel per day achieved by the DESS Group on a monthly basis.

Figure 10.5.5 The DESS Group's freight rates


Average gross income per vessel per day
400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
okt.05
nov.05
des.05
jan.06
feb.06
mar.06
apr.06
mai.06
jun.06
jul.06
aug.06
sep.06
okt.06
Average freight rate (NOK)

After the sale of 4 newbuilding contracts at Cochin Shipyard, the DESS Group has a newbulding program consisting of 20 vessels as follows;

- Havyard Shipyard, Norway, one 15,000 BHP AHTS Havyard 842 on order for delivery in September 2008.
- Jaya Shipyard, Singapore, two 15,000 BHP AHTS "design" on order for delivery in January and April 2007.
- Cochin Shipyard, India, eight PSVs UT 755 on order for delivery from 2006-2008 (first vessel expected November/December 2006).
- ABG Shipyard, India, nine 6,500 BHP AHTS "design" on order and to be delivered from 2007-2009.

All shipyards except ABG are expected to deliver the ordered vessels on or around the scheduled delivery. At ABG Shipyard in India there was a flooding in August 2006 which has caused a delay and where the shipyard can claim later deliveries.

The demand for AHTS vessels in the North Sea improved further during the 3rd quarter to rates in excess of GBP 100,000 per vessel per day and the market is currently very strong. The DESS Group expects the market to remain strong for the remaining part of this year and 2007. The DESS Group recorded gross rates per vessel per day of NOK 359,000 for October, 2006.

The DESS Group has during the 3rd quarter employed one Charterer and two Fleet Managers and hence increased the total staff to 7 persons. The intention is to hire one Financial Manager and one representative in Singapore, totaling a staff of 9 persons by year end.

Recent developments and future outlook
In the 4th quarter 2006, the DESS Group sold the contracts entered into in June 2006 for four UT 755 at Cochin Shipyard of which the DESS Group owned 20 %. The DESS Group's investment in these vessels was approximately mUSD 3.1 and the profit from the sale was approximately mUSD 2.9 and will be booked in the DESS Group's financial statements for the 4th quarter. This was an opportunistic / financial investment by the DESS Group. The DESS Group has 8 vessels of similar design under construction at Cochin and remains optimistic about this segment.

The DESS Group expects the results for the 4th quarter of 2006 to improve compared to those of 3rd quarter 2006 due to more on-hire days and improved utilization of the fleet (7 vessels and no planned upgrading or relocation) and an expected strong spot market in the North Sea.

10.6 Recent trends concerning the business

Since the end of the last financial year, ended December 2005, and up to the date of this Document there have been significant developments in several aspects of the business. The information presented in sections 9 and 10.5 describes the recent trends in supply vessel demand, rate development, operational costs and company sales.

The list below highlights the most significant recent trends concerning the business (see abovementioned sections for more detailed descriptions):

- Sustained high oil price continuing into the fall of 2006 has increased investments and planned activities within the offshore oil exploration and production. This again leads to high rig activity and movement which requires the services of AHTS vessels.
- Recent drop in oil price from record levels.
- The rates for offshore supply vessels got off to a slow start in January 2006, averaging well below the levels of January 2005. However, the tables turned around March and the rates for both AHTS and PSV vessels have seen an impressive summer season, reaching new record levels in August and September.
- The DESS Group experienced higher operational costs during the 1st quarter of 2006 due to extensive upgrading and overhaul works on 3 of the 6 AHTS vessels it operates. These operational costs have now fallen back to a normalized level, and the DESS Group has completed the upgrading program of its fleet.
- Due to modest rates and substantial off hire relating to the upgrading of its vessels, the DESS Group saw its revenues fall in 1st quarter of 2006. During the 2nd quarter and so far in the 3rd quarter, the DESS Group obtains strong rates for its vessels, while seeing it's off hires time reduced. Consequently, the results of 2nd quarter were significantly improved from the 1st quarter.
- In August 2006 the DESS Group received the AHTS "Bourbon Charisma" (to be renamed "Sea Cougar") which increased its operating fleet by 17 % to 7 vessels.
- In October 2006 the DESS Group saw record levels for its freight revenues. The DESS Group fleet averaged a gross income of approximately NOK 359,000 per vessel per day.
- In October 2006 the DESS Group sold off its 20 % stake in 4 PSV shipbuilding contracts at Cochin acquired in June 2006.

10.7 Other information reasonably likely to affect the issuer's prospects

With the exception of those set out in sections 2 and 9, DESS PLC is not aware of any specific and significant trends, uncertainties, commitments or events that can reasonably be expected to have a material effect on its prospects.
There are no events that have significantly changed the DESS Group's financial and/or trading position since the last financial period included in this Document (3rd quarter 2006).

10.8 Independent auditor

10.8.1 Auditors of DESS PLC

DESS PLC's auditor is PricewaterhouseCoopers Limited (registration number 143594), City House, 6 Karaiskakis Street, CY-3032 Limassol, Cyprus. All partners of PricewaterhouseCoopers Limited are members of Institute of Certified Public Accountants in Cyprus (ICPAC).

10.8.2 Auditors of the DESS Group

The DESS Group's auditor is PricewaterhouseCoopers AS (registration number 987 009 713), Karenlyst allé 12, 0245 Oslo, Norway. All partners of PricewaterhouseCoopers AS are members of The Norwegian Institute of Public Accountants.

10.8.3 Resignation of auditors

PricewaterhouseCoopers AS has been the DESS Group's auditor since the incorporation of Deep Sea Supply AS (now DESS ASA) in 2004. In the event of a successful share swap transaction and subsequent relocation to

Cyprus, PricewaterhouseCoopers will continue to audit the DESS Group (then under DESS PLC) through its Cypriot affiliate PricewaterhouseCoopers Limited (current auditor of DESS PLC).

11 Capital resources and capitalization

11.1 Information concerning DESS PLC's capital resources

11.1.1 Short term funding

It is uncommon for companies within this sector to hold overdraft facilities with a lending institution, and the DESS Group does not have such arrangements. However, the financial covenants pursuant to the Loan Facility Agreement with Fortis states, amongst other, that the DESS Group is required to hold a minimum of 7 % of drawn amount in free cash at all times and a positive working capital. At the time of writing this Document, the DESS Group is in line with all its financial covenants, and is thereby also in a sound position with its short term funding.

Depending on the level of acceptances under the Exchange Offer, DESS PLC may take up a short term loan to finance a mandatory offer in combination with a compulsory acquisition. Hemen Holding Limited has agreed to extend a loan in an amount up to MNOK 235 with a tenor of 12 months, at a rate of NIBOR + 2 per cent. The loan will be unsecured, and is intended to be repaid in full on maturity by way of available cash, a capital reduction in DESS ASA, dividend distributions from subsidiaries, and/or funds from an equity issue (or a combination of the foregoing). With the strong earnings and positive results of the DESS Group, and its significantly improved solidity, it is expected that DESS PLC will be in a comfortable position to repay any such loan and remain in compliance with all applicable and relevant financial covenants and restrictions under existing finance documents (see section 11.5)

11.1.2 Long term funding

The long term funding of the DESS Group consists of both equity and interest bearing debt. The various debt sources are described in detail in section 11.5 below. Book equity per 30 September 2006 was mNOK 1,652.1 (mNOK 433.3 per 31.12.05). Net interest bearing debt per 30 September 2006 was mNOK 835.0 (mNOK 835.9 per 31.12.05). Interest expenses for the first nine months of 2006 were mNOK 40.6 (mNOK 23.1 in 2005). The EBITDA for the equivalent period was mNOK 151.7 (mNOK 56.9 in 2005) giving an interest cover of 3.74 (EBITDA/Interest expenses) for the first nine months of 2006 (2.46 for 2005). The net debt to equity ratio per 30 September 2006 was 0.51 (1.93 per 31.12.05) with a corresponding equity to assets ratio of 0.61 (0.32 per 31.12.05).

11.1.3 Restrictions on the use of capital resources

The DESS Group has entered into covenants through the Loan Facility Agreement and Bond Loan described further in section 11.5 below. As of the date of this Document the DESS Group has not incurred any breach of covenants.

11.1.4 Anticipated sources of funds needed to fulfill commitments

The DESS Group has a newbuild program that will require substantial funds as down payments to the yards and new vessel deliveries occur. The Loan Facility Agreements with Fortis is adequately set up to accommodate the anticipated need for funds, with available commitments equaling 60 % of the market value of each vessel. Both the Borrowers and DESS ASA will be fully funded through the combination of equity, the Bond Loan and the Loan Facility Agreement. In terms of liquidity, the favorable supply market situation gives a high market value for the DESS Group's newbuilds. Consequently, the DESS Group looks to experience a sound liquidity situation upon delivery of each vessel, as 60 % of market value goes far in covering the total down payments required at delivery. In addition, due to the drawdown structure of the Loan Facility Agreement (no pre-delivery drawdowns) and the fact that no vessels in the newbuild program have been delivered, the DESS Group's liquidity situation relating to the newbuilding activity is currently at the anticipated peak. For information regarding the payment structure to the yards and maturity profile of the DESS Group's loan facilities, please refer to sections 11.6.2 and 11.5, respectively.

11.2 Cash flows

11.2.1 Financing and investment activities

In July 2005 the DESS Group agreed with Tidewater in an acquisition of six AHTS vessels for an amount of mUSD 188. This acquisition formed the basis for the operational activity in the DESS Group. The transaction

was enabled through a bank facility of mNOK 730 (bank facilities are described in section 11.5 below) a mezzanine loan of mUSD 28.2 and the raising of mNOK 421.7 new equity. Consequently, the cash flow from investment and financing activities for 2005 are mainly tied to these activities.

In March 2006, the DESS Group agreed to acquire 22 newbuilding contracts from Hemen for mUSD 394 of which mUSD 120 was paid to the seller as a cash compensation and the remaining mUSD 274 consisting of remaining installments to the shipyards and other project related costs was taken over by the DESS Group. In relations to this acquisition, the DESS Group made a private placement and subsequent repair issue, raising a net total of mNOK 1,101 in new equity. In June the DESS Group invested mNOK 19.8 in a 20 % stake in a newbuild program consisting of 4 PSV vessels, paid for by cash reserves. In addition to these investments, the DESS Group refinanced its mezzanine loan of mUSD 28.2 with the issuance of a mNOK 200 bond loan, providing significant savings in financial costs.

In the 2nd quarter of 2006 the DESS Group sold off 3 of the ABG SBC's at a profit of mNOK 56.9.

In the 3rd quarter of 2006 the DESS Group acquired a SBC for an AHTS from Havyard and an AHTS vessel ("Bourbon Charisma" renamed "Sea Cougar") for a total of mNOK 525.2. The injected equity in relations to these acquisitions amounted to approximately mNOK 140. In addition, since the last interim period (3rd quarter 2006), the DESS Group has sold off its 20 % stake in 4 PSV shipbuilding contracts, resulting in a repayment of the DESS Group's mUSD 3.1 investment in addition to a significant profit of approximately mUSD 2.9 (the transaction will be booked in the relevant financial period).

11.2.2 Operating activities

The DESS Group's cash flow from operations stems in full from the freight revenues obtained by its vessels (a description of the current fleet is described in detail in section 8.5.1). The markets in which these vessels operate are characterized by highly volatile charter rates (the income) matched with next to constant operating expenses (the costs). The uncertainty of the rates achieved can be offset to a certain degree by entering into long-term charters, as opposed to operating in the spot market. The DESS Group has had a mix of these two alternatives due to the existing charters entered into by the previous owner of the vessels. The DESS Group will seek to focus its activities in the spot market and the short term charter market. Sections 8.5 and 9 elaborate on the past and current situation for both the DESS Group's vessels and the market in which they operate. These sections give a more comprehensive view of the elements of the operational cash flow situation for the DESS Group.

The historical cash flow statements for the DESS Group are presented in section 10.1.4 and condensed interim figures are presented in section 1.4.

11.3 Working capital statement

In DESS PLC's opinion, its current working capital is sufficient to cover present requirements for a period of at least 12 months from the date of this Document.

11.4 Capitalization and indebtedness

11.4.1 Statement of capitalization and indebtedness – DESS Group

The following table shows the DESS Group's actual capitalization as per 30 September 2006.

(Figures in NOK 1,000)	**30 September 2006**
Share capital	130,390
Share premium reserve	1,393,372
Other paid-in capital	3,099
Retained earnings	125,242
Shareholders' equity	1,652,102
Long term borrowings (secured)[1]	954,597
Long term borrowings (guaranteed)[2]	0
Long term borrowings (unsecured / unguaranteed)	0
Total capitalization	**2,606,699**

[1] Long term borrowings are secured according to the details in section 11.5 in this Document.
[2] The long term borrowings are guaranteed on a company level (DESS ASA guarantees the due and punctual performance of Deep Sea Supply Shipowning's obligations under the loan agreements, and equally for DESS Cyprus Limited and DESS PSV limited), but there are no guarantees which extend outside the DESS Group.

The table below shows a statement of net indebtedness in the short term and the medium-long term (distinguishing between guaranteed and non-guaranteed, secured and unsecured indebtedness) as of 30 September 2006.

(Figures in NOK 1,000)	**30 September 2006**
A. Cash	181,254
B. Cash equivalent	0
C. Trading securities	0
D. Liquidity (A + B + C)	181,254
E. Current financial receivable	0
F. Current bank debt	0
G. Current portion of non current debt	61,666
H. Other current financial debt	0
I. Current financial debt (F + G + H)	61,666
J. Net current financial indebtedness (I - E - D)	-119,588
K. Non current bank loans	754,597
L. Bonds issued	200,000
M. Other non current loans	0
N. Non current financial indebtedness (K + L + M)	954,597
O. Net financial indebtedness (J + N)	835,009

82

11.4.2 Statement of capitalization and indebtedness – DESS PLC

The following table shows the DESS PLC's actual capitalization as per 9 November 2006.

(Figures in USD 1,000)	**9 November 2006**
Share capital	40
Share premium reserve	0
Other paid-in capital	0
Retained earnings	-13.3
Shareholders' equity	26.7
Long term borrowings (secured)[1]	0
Long term borrowings (guaranteed)[2]	0
Long term borrowings (unsecured / unguaranteed)	0
Total capitalization	**26.7**

The table below shows a statement of net indebtedness in the short term and the medium-long term (distinguishing between guaranteed and non-guaranteed, secured and unsecured indebtedness) as of 9 November 2006.

(Figures in USD 1,000)	**9 November 2006**
A. Cash	0
B. Cash equivalent	0
C. Trading securities	0
D. Liquidity (A + B + C)	0
E. Current financial receivable	40
F. Current bank debt	0
G. Current portion of non current debt	0
H. Other current financial debt	0
I. Current financial debt (F + G + H)	0
J. Net current financial indebtedness (I - E - D)	-40
K. Non current bank loans	0
L. Bonds issued	0
M. Other non current loans	0
N. Non current financial indebtedness (K + L + M)	0
O. Net financial indebtedness (J + N)	-40

11.5 Borrowings

Following the acquisition of the 22 SBC's from Seatankers in April 2006, the DESS Group obtained two term loan facilities through Fortis Bank (Nederland) N.V. ("Fortis") amounting to mNOK 730 and mUSD 225 + mNOK 300, with the shipowning subsidiaries as borrowers and with DESS ASA as guarantor. In addition, DESS ASA has issued one 5-year mNOK 200 bond loan ("Bond Loan").

After the DESS Group sold off the 3 SBC's from ABG and acquired "Sea Cougar" and the SBC from Havyard, the mUSD 225 facility was changed to a mUSD 215 tranch for the purposes of financing remaining 19 SBC's in Singapore and India (Jaya, ABG and Cochin yards) and a mNOK 300 tranch for the purpose of financing the acquisition of "Sea Cougar" and the building of the AHTS vessel at Havyard.

In conjunction with the reorganization of the DESS Group and the relocation of the parent company to Cyprus, the DESS Group has sought to rearrange its two existing loan facilities and apply for change of debtor for the Bond Loan.

The new loan facility structure will arrange the two existing facilities in accordance with the financing requirements of the new group structure, which includes the three shipowning subsidiaries (Deep Sea Supply Shipowning, DESS Cyprus, DESS PSV). Each shipowning subsidiary will obtain financing for its vessels and SBC's. The DESS Group will change the existing facility, whereby the main elements of the existing facilities form two loans that are documented by one common loan facility agreement ("Loan Facility Agreement"). Deep Sea Supply Shipowning will be borrower of a mNOK 658 loan facility ("NOK Loan"). DESS Cyprus and DESS PSV will be joint and several borrowers of a mUSD 282 loan facility ("USD Loan"). DESS PLC will stand as guarantor for both loans.

The rationale for the rearrangement is to coordinate the loans and commitments to the relevant subsidiary owning the different vessels and newbuildings. After the rearrangement the loan currencies, securities and commitments of the subsidiaries will comply with the new organizational structure presented in section 8.3. For the DESS Group as a whole, the rearrangement does not imply any material changes to its total debt situation.

Sections 11.5.1 and 11.5.2 below present a summary of the material aspects of the term- and bond loans of the DESS Group.

11.5.1 The Loan Facility Agreement and the mNOK 658 and mUSD 282 loans

The Loan Facility Agreement is a bank syndicate with Fortis as mandated lead arranger. The participating lenders (in addition to Fortis) are Bank of Scotland, DVB Bank N.V. Nordic Branch and Nordea Bank Norge.

The NOK Loan

Deep Sea Supply Shipowning will be the borrower of the NOK Loan with a maximum loan commitment of mNOK 658. The purpose of this facility is to provide debt financing for the four AHTS vessels and the SBC owned by Deep Sea Supply Shipowning ("Norway Vessels"). Drawdown is to be made at delivery of each vessel, but no later than year end 2006. The annual interest rate is NIBOR + 1.35 %. Interests shall be paid at the end of each interest period. Repayments shall be made in quarterly installments based on a schedule of 12.8 years for the Norway Vessels and 15 years on the newbuilding (Havyard), starting 31 October 2005. The maturity date of the NOK Loan is the earlier of 25 July 2011, or one month prior to the final maturity of the Bond Loan issued 23 January 2006 and expiring on 24 January 2011.

The obligations of Deep Sea Supply Shipowning under the NOK Loan is secured inter alia by a cross-collateralized first priority mortgage over each of the Norway Vessels, assignment of earnings under charter parties, factoring agreement in respect of Deep Sea Supply Shipowning's trade receivables, assignment of insurances, pledge of accounts of Deep Sea Supply Shipowning and DESS PLC and a pledge of the shares of Deep Sea Supply Shipowning. Furthermore, DESS PLC has guaranteed the due and punctual performance of Deep Sea Supply Shipowning's obligations under the loan agreement.

The USD Loan

DESS Cyprus Limited and DESS PSV Limited are joint and several co-borrowers of the USD Loan with a maximum loan commitment of mUSD 282. The purpose of this facility is to provide debt financing for the three AHTS vessels and the 19 SBC's owned by DESS Cyprus, DESS PSV and Deep Sea Supply Shipowning AS ("Cyprus Vessels"). The USD Loan is eligible for draw down of up to 60 % of the market value of each vessel (for newbuildings: at delivery of each of the new vessels), in up to 19 drawings. The annual interest rate is LIBOR +1.35 %. Interest shall be paid at the end of each interest period. Repayments of the tranche for each vessel shall be repaid based on a 15 years repayment profile. The maturity date of the USD Loan is the earlier of 8 years from signing, the final maturity of the NOK Loan or one month earlier than the final maturity (including extensions) of the Bond Loan. There is no prepayment penalty for accelerated repayment of the USD Loan, which can take place on the last day of an interest period.

The joint and several obligations of DESS Cyprus and DESS PSV under the USD Loan will be secured by cross-collateralized first priority mortgage over each of the vessels, assignment of earnings under charter parties, factoring agreement in respect of DESS Cyprus' and DESS PSV's trade receivables, assignment of insurances, pledge of accounts of DESS Cyprus' and DESS PSV's and of accounts of DESS PLC related to the vessels and a pledge of the shares of DESS Cyprus and DESS PSV. Furthermore, Deep Sea Supply will guarantee the due and punctual performance of DESS Cyprus' and DESS PSV's obligations under the loan agreements.

Information applicable to both the NOK Loan and the USD Loan
The following financial covenants apply for the two loans under the Loan Facility Agreement:

- Each of Deep Sea Supply Shipowning, DESS Cyprus and DESS PSV ("Borrowers") and DESS PLC shall maintain a positive working capital at all times.
- DESS PLC and the Borrowers, combined, shall have free and available cash on the vessel and newbuild accounts of at least 7 % of drawn amount under the Loan Facility Agreement at all times.
- The aggregate of the book value of the assets of DESS PLC determined by the latest reference to the consolidated accounts and adjusted on the basis of the market value of the vessels and newbuilds (the "Total Value") less all debt (except the Bond Loan) shall be minimum 30 % of the Total Value.
- The aggregate market value of the vessels shall not be less than 130 % of the outstanding loan under the Loan Facility Agreement at all times until 15 August 2008 and 140 % thereafter.

There are customary restrictions and limitations on the Borrowers and DESS ASA in the Loan Facility Agreement, such as restrictions on incurrence of further indebtedness, new investments and sale of vessels. Payments of dividends by the Borrowers cannot take place without the consent of the lenders. The DESS Group cannot pay any dividends or other financial distribution above 50 % of last years' Net Profit and unless the Borrowers and DESS ASA, combined, after such distribution have free and available cash of an amount equal to the next installment and interest payment under the Loan Facility Agreement, plus 7 % of drawn amount under the facility.

Also, there are covenants in respect of insurance, class registrations, lawful and safe operations, agreements regarding management of the vessels and newbuilds, duration of charter parties (not more than 24 months) and change of ownership of the Borrowers. The loan agreement also includes ordinary event of default clauses related to non compliance with financial covenants, other conditions as described above, non payment of interest and installments etc.

11.5.2 The 5 years mNOK 200 Bond Loan

On 23 January 2006, DESS ASA issued a 5 years mNOK 200 bond issue ("Bond Loan") with 2nd priority mortgage in the first six AHTS vessels for the purpose of refinancing a mUSD 28.2 mezzanine loan agreement entered into inter alia between Deep Sea Supply Shipowning as borrower and Fortress Credit Corporation as agent in connection with the initial purchase of the six AHTS vessels from Tidewater. For technical reasons, a portion of the Bond Loan has been structured as a bilateral bank facility, ranking in all respects pari passu with the Bond Loan. The coupon rate is 3 months NIBOR +3.00 %. Coupon rate shall be paid at the end of each interest period. The maturity date of the Bond Loan is 24 January 2011, with DESS ASA holding an issuer's call option with redemption on 23 July 2008 at 104.00 %. The Bond Loan is listed on the Oslo Stock Exchange (Oslo Børs) with ticker DESS01 and ISIN no. NO 001 0297955. The Bond Loan was established with Norsk Tillitsmann acting as Loan Trustee, Swedbank Markets as Loan Arranger and with Nordea Bank Norge as Paying Agent.

During the term of the Bond Loan DESS ASA shall, amongst other:

- Maintain a positive working capital at all times.
- Maintain minimum 20 % equity (book value).
- Not without the approval of the Loan Trustee or, where necessary, the Bondholders' meeting, distribute dividends in excess of 75 % of its consolidated Net Profit after taxes for the previous financial year, based on the latest annual accounts. Any unutilized portion may be utilized by DESS ASA in any subsequent year.
- The Bond Loan is secured by second priority security interest over the first six AHTS vessels and their insurances, ranking after the two loans under the Loan Facility Agreement.

The reorganization/relocation process of the DESS Group will result in a change of flag for some of the secured vessels and a change of debtor (from Deep Sea Supply ASA to DESS PLC). It is a condition for completion of the Exchange Offer that the Bondholders Meeting has consented to replacement of DESS ASA with DESS PLC as borrower under the Bond Loan Agreement. The companies have approached Norsk Tillitsmann ASA and requested such consent.

11.5.3 Financial instruments

The DESS Group has swapped the Bond Loan from NOK to GBP and the interest is fixed for 5 years at a total interest rate of 7.76 % p.a. The use of further hedging instruments will be considered in the future to reduce interest rate and currency exposure.

The DESS Group is exposed to currency risks due to financing obligations in foreign currency and freight income in other currency than NOK. The Loan Facility Agreement is multi currency, and the DESS Group is currently hedging its currency exposure by forward contracts. In addition, the DESS Group will attempt to hedge some of the exchange rate risks by having the loan composition reflect the currency mix of the DESS Group's expected revenue streams.

11.6 Investments

As per date of this Document, DESS PLC has not made any investments, has no investments in progress nor has it not decided on any future investments. Investments presented in this section relate to the investments of the DESS Group.

11.6.1 Historical investments

Below is a summary of the principal investments made by the DESS Group as of 4 December, 2006:

Period	Investment	Amount
3rd quarter 2005	Acquisition of 6 AHTS vessels[1] – William R. Croyle, Amadon Tide, McNee Tide, Billy Joy Ramey (renamed "Sea Panther"), Ray J. Hope (renamed "Sea Tiger") and Howard Hogue (renamed "Sea Lynx")	mUSD 188.0
4th quarter 2005	Upgrading works Sea Lynx and William R. Croyle (renamed "Sea Leopard")	approx. mNOK 10 [2]
1st quarter 2006	Upgrading works Sea Panther, Sea Tiger and Amadon Tide (renamed "Sea Bear")	approx. mNOK 20 [2]
2nd quarter 2006	Upgrading works McNee Tide (renamed "Sea Wolf")	approx. mNOK 7.5 [2]
	Acquisition of 22 shipbuilding contracts (14 AHTS vessels and 8 PSVs)[3]	mUSD 394.2 [4]
	Investment in 20 % stake in 4 shipbuilding contracts (PSVs)	approx. mNOK 19.8 [5]
3rd quarter 2006	Acquisition of 1 shipbuilding contract (AHTS vessel)	mNOK 252.2 [4]
	Acquisition of an AHTS vessel – Bourbon Charisma (renamed "Sea Cougar")	mNOK 273.0

[1] The DESS Group's existing fleet is described in more detail in section 8.5.1.
[2] Effects of off-hire for the vessels during docking is not included in this amount.
[3] The DESS Group sold 3 AHTS of these shipbuilding contracts in July 2006.
[4] The figure presented is the total consideration, including remaining project costs. Remaining project cost for the different shipbuilding contracts are presented in section 11.6.2 below.
[5] The DESS Group sold the 20 % stake in the 4 shipbuilding contracts in October 2006.

11.6.2 Investments in progress and future investments

In addition to the 7 AHTS vessels currently in operation, the DESS Group has a newbuilding program totaling 20 (1 + 2 + 8 + 9) new vessels with delivery dates from 2006 to 2009. The newbuilding contracts consist of 12 AHTS vessels and 8 PSVs. The new vessels are to be built in 4 different yards, Havyard (Norway), Jaya Shipyard (Singapore), ABG Shipyard (India) and Cochin Shipyard (India). All of the 20 newbuild contracts are 100 % owned by the DESS Group. Table 11.6.2a summarizes the main characteristics of the newbuild contracts.

Table 11.6.2a Summary of newbuild contracts characteristics

Vessel	Type	Design	Owner interest	Shipyard	Expected delivery	BHP	DWT	BP	Class	FiFi
Sea Lion	AHTS	Havyard 842	100 %	Havyard	Sep 08	16,000	~3,000	200	Lloyd's	Yes
Sea Cheetah	AHTS	Khiam Chuang	100 %	Jaya	Feb 07	15,000	~3,000	170	ABS	Yes
Sea Jaguar	AHTS	Khiam Chuang	100 %	Jaya	May 07	15,000	~3,000	170	ABS	Yes
Sea Otter	AHTS	P-729	100 %	ABG	Oct 06[1]	6,500	~1,500	80	DNV	Yes
Hn 257	AHTS	P-729	100 %	ABG	Jul 07[1]	6,500	~1,500	80	DNV	Yes
Hn 258	AHTS	P-729	100 %	ABG	Oct 07[1]	6,500	~1,500	80	DNV	Yes
Hn 270	AHTS	P-729	100 %	ABG	Jan 08[1]	6,500	~1,500	80	DNV	Yes
Hn 271	AHTS	P-729	100 %	ABG	Apr 08[1]	6,500	~1,500	80	DNV	Yes
Hn 272	AHTS	P-729	100 %	ABG	Jul 08[1]	6,500	~1,500	80	DNV	Yes
Hn 273	AHTS	P-729	100 %	ABG	Oct 08[1]	6,500	~1,500	80	DNV	Yes
Hn 274	AHTS	P-729	100 %	ABG	Jan 09[1]	6,500	~1,500	80	DNV	Yes
Hn 275	AHTS	P-729	100 %	ABG	Apr 09[1]	6,500	~1,500	80	DNV	Yes
Sea Trout	PSV	UT 755 L	100 %	Cochin	Oct 06	5,500	3,250	n/a	DNV	No
Sea Halibut	PSV	UT 755 L	100 %	Cochin	Jan 07	5,500	3,250	n/a	DNV	No
Sea Angler	PSV	UT 755 L	100 %	Cochin	Apr 07	5,500	3,250	n/a	DNV	No
Sea Pike	PSV	UT 755 L	100 %	Cochin	Aug 07	5,500	3,250	n/a	DNV	No
Sea Bass	PSV	UT 755 L	100 %	Cochin	Dec 07	5,500	3,250	n/a	DNV	No
Sea Pollack	PSV	UT 755 L	100 %	Cochin	Apr 08	5,500	3,250	n/a	DNV	No
Sea Turbot	PSV	UT 755 L	100 %	Cochin	Aug 08	5,500	3,250	n/a	DNV	No
Sea Witch	PSV	UT 755 L	100 %	Cochin	Dec 08	5,500	3,250	n/a	DNV	No

[1] The DESS Group expects the deliveries of the P-729 design AHTS vessels from ABG to be further delayed due to flooding at the yard.

More detailed descriptions of the different newbuilds are presented in Appendix V, where each different vessel design is presented.

The newbuildings will be financed by debt and equity. 60 % of the market value will be the maximum debt financing of each vessel. The debt is arranged through a mUSD 215/mNOK 300 post delivery senior loan facility by Fortis Bank (Agent), Nordea Bank, DVB Nedship Bank and Bank of Scotland. The DESS Group expects no further capital raising in order to finance the vessels. The mUSD 215/mNOK 300 loan facility has a repayment structure of 15 years and a term of up to 9 years. The loan facility is partly in USD and partly in NOK. All yard payments until the installment falling due on delivery of the respective vessels will be injected as equity by the DESS Group.

The DESS Group has obtained guarantees from Seatankers and Hemen Holding for a total amount of mUSD 57 covering potential losses related to the DESS Group's initial mUSD 120 payment to Seatankers/Hemen Holding for the situation that one or more of the three shipyards Jaya, Cochin and ABG Shipyard should not be able to deliver the vessels as per the relevant shipbuilding contract.

The DESS Group has received refundment guarantees on all pre-delivery payments made to Cochin Shipyard from State Bank of India.

The DESS Group has received refundment guarantee from Glitnir Bank covering the pre-delivery installment made and to be made under the shipbuilding contract with Havyard.

The yard supervision in India (Cochin and ABG Shipyard) and in Singapore (Jaya Shipyard) has been outsourced to Thome Ship Management PTE Ltd (Thome); this agreement is further described in section 15.3.3.

The DESS Group's total construction costs for the 20 new vessels is mUSD 372.7, of which mUSD 265.1 is remaining project costs and mUSD 107.7 are installments paid per 2nd quarter 2006. These figures are excluding

additional pre-delivery costs, which can vary from each newbuild. Additional pre-delivery costs are mainly related to (including but not limited to):

- Construction supervision, estimated to approximately USD 100,000 per vessel.
- Change orders, approximately USD 1,000,000 per PSV vessel from Cochin (relating to Dynamic Positioning systems). Only limited amounts on other vessels.
- Owner's supply, approximately USD 500,000 per vessel.
- Pre-delivery finance, limited to commitment fees as no pre-delivery installments are financed by loans.

Estimated total pre-delivery costs not included in the following table (11.6.2b) and figures (11.6.2a and 11.6.2b) are mUSD 24.

The shipbuilding contracts ("SBC") are agreed in three different currencies, converted to USD for this Document:

- The first 4 SBC's from Cochin are made in EUR. The conversion rate used to reach USD figures is EUR/USD 1.292.
- The SBC from Havyard is made in NOK. The conversion rate used to reach USD figures is USD/NOK 6.5.
- The remaining SBC's are made in USD.

Table 11.6.2b below sets forth the total construction cost, payments made and remaining project cost for each of the 20 new vessels (all amounts in mUSD):

Table 11.6.2b Summary of construction cost and payments made for the newbuildings

Vessel	Type	Owner interest	Shipyard	Expected delivery	Total construction cost	Payments made (as per 2Q 06)	Remaining project cost
Sea Lion	AHTS	100 %	Havyard	Sep 08	38.8	0	38.8
Sea Cheetah	AHTS	100 %	Jaya	Feb 07	36.5	11.6	24.9
Sea Jaguar	AHTS	100 %	Jaya	May 07	36.3	11.4	24.9
Sea Otter	AHTS	100 %	ABG	Oct 06[1]	13.3	4.1	9.2
Hn 257	AHTS	100 %	ABG	Jul 07[1]	13.0	3.8	9.2
Hn 258	AHTS	100 %	ABG	Oct 07[1]	12.9	3.7	9.2
Hn 270	AHTS	100 %	ABG	Jan 08[1]	12.2	3.0	9.2
Hn 271	AHTS	100 %	ABG	Apr 08[1]	12.2	3.0	9.2
Hn 272	AHTS	100 %	ABG	Jul 08[1]	12.1	2.9	9.2
Hn 273	AHTS	100 %	ABG	Oct 08[1]	12.0	2.8	9.2
Hn 274	AHTS	100 %	ABG	Jan 09[1]	11.9	2.7	9.2
Hn 275	AHTS	100 %	ABG	Apr 09[1]	11.9	2.7	9.2
Sea Trout	PSV	100 %	Cochin	Oct 06	19.2	11.3	7.9
Sea Halibut	PSV	100 %	Cochin	Jan 07	19.0	9.8	9.2
Sea Angler	PSV	100 %	Cochin	Apr 07	19.0	8.4	10.6
Sea Pike	PSV	100 %	Cochin	Aug 07	18.8	8.2	10.6
Sea Bass	PSV	100 %	Cochin	Dec 07	18.6	4.7	13.9
Sea Pollack	PSV	100 %	Cochin	Apr 08	18.4	4.5	13.9
Sea Turbot	PSV	100 %	Cochin	Aug 08	18.3	4.4	13.9
Sea Witch	PSV	100 %	Cochin	Dec 08	18.2	4.3	13.9
Total					**372.7**	**107.6**	**265.1**

[1] The DESS Group expects the deliveries of the P-729 design AHTS vessels from ABG to be delayed due to flooding at the yard.

88

The payment structure to the different yards varies. In the case of the eight PSVs scheduled from the Cochin yard; the contracts stipulate four 10 % yard payments during the construction period and a final payment of 60 % upon completion. For the two 15,000 BHP AHTS vessels from the Jaya yard there is an initial 15 % payment on signing, and a 85 % payment upon delivery. For the nine 6,500 BHP AHTS vessels from the ABG yard, there are no yard payments prior to completion, these vessels are paid in full upon completion. For the 16,000 AHTS vessel from Havyard there is an initial 10 % payment on signing, 5 % due in February 2007, 5 % due in February 2008 and a final 80 % on delivery in September 2008. Figure 11.6.2a below illustrates the aggregate payment structure to the yards in relations to the shipbuilding contracts, both clean and accumulated (as relevant per the date of this Document). The figure is for illustration purposes only, and future delays from the yards can affect the presented structure.

Figure 11.6.2a Payment structure newbuildings[1]


Payment structure newbuilds (mUSD)
Clean
Accumulated
120
100
80
60
40
20
400
350
300
250
200
150
100
50
1H 06
3Q 06
4Q 06
1Q 07
2Q 07
3Q 07
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
Grand total clean
Grand total accumulated

[1]Payments illustrated for first half 2006 include all payments made up until 30 June 2006.

Figure 11.6.2b below illustrates the investment distribution per yard and vessel type of the newbuilds. The newbuilds will be constructed in four different yards, one in Norway and three in Asia. The area of operations for the newbuilds is not yet determined by the DESS Group, and will be subject to market considerations upon delivery of each new vessel.

Figure 11.6.2b Investment newbuildings per vessel type


Investment newbuildings per yard and vessel type (mUSD)
38.8
72.9
149.6
111.5
Cochin (India)/ PSV 3,250 DWT
ABG (India)/ AHTS 6,500 BHP
Jaya (Singapore)/ AHTS 15,000 BHP
Havyard (Norway)/ AHTS 16,000 BHP

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12 Board of directors, management and employees

12.1 Board of directors

The DESS PLC Board consists of the same five board members as the current DESS ASA Board.

The directors of DESS PLC and DESS ASA are elected for service periods of two years. Directors may be re-elected and there is no limit on the number of terms that any one director may serve. All directors of DESS PLC were elected in 2006. Re-election of all directors is due on the annual general meeting of the shareholders in 2008.

The table below sets forth the date of expiration of the current term of office and the period during which the person has served in that office for DESS ASA:

Name	Position	Expiration current term of office	Served on DESS ASA Board since	DESS ASA Shares owned
Olav Fjell	Chairman	2007	2005	85,000
Atle Bergshaven	Member	2007	2005	0[1]
Eric HB Rikken	Member	2007	2005	0[2]
Anna Cecilie Holst	Member	2008	2004	16,900
Bent Lund Thomsen	Member	2008	March 2006	0[3]

Olav Fjell (1951), Asker: Mr. Fjell is currently an independent advisor and serves on the boards of a number of companies. He has held a number of senior management positions, e.g. President and CEO of Statoil (1999-2003) and CEO of Postbanken, as well as member of the top management teams of DnB and Kongsberg Våpenfabrikk. Mr. Fjell served on the Corporate Finance team of First Securities 2004-2005. Business address: Lindorff Norge, Karenlyst Allé, P.O. Box 283 Skøyen, 0213 Oslo, Norway.

Atle Bergshaven (1946), Grimstad: Mr. Bergshaven is Chairman of the board and the largest shareholder of Bergshav Shipholding AS and Bergshav Management AS. He is former Deputy Managing Director of AS Uglands Rederi and their offshore subsidiary Ugland Construction Company. He is currently Chairman of Det Norske Veritas (DNV) and board member of Norwegian Hull Club, North of England and member of counsel of Intertanko. Business address: Bergshav Management, Hasseldalen, P.O. Box 8, 4891 Grimstad, Norway.

Eric HB Rikken (1957), Breskens, the Netherlands: Mr. Rikken is Technical Director of Vroon Group B.V. and also responsible for all of Vroon's offshore activities. Mr. Rikken holds a Master Degree in Naval Architecture and Marine Engineering from the Technical University of Delft, the Netherlands. He is a member of various committees in the Dutch Shipowners Association and is also a member of the Lloyd's Register Technical Committee and Bureau Veritas Benelux Committee. Business address: Vroon B.V., haven Westzijde 21, 4511 AR Breskens, the Netherlands.

Anna Cecilie Holst (1954), London: Mrs. Holst has experience from the financial and venture/start- up industry. She is based in London and works as an advisor and a professional board member. Mrs. Holst holds a Masters Degree (Lic.oec.HSG) from St. Gallen, Switzerland and is a Certified European Financial Analyst. She was part of the founding shareholders group of Medi-Cult AS and represented them on the board 1987-1999. She has experience as CFO of Whitebird AS and from various positions at Oslo Finans AS and Citibank. Business address: 17 Grosvenor Cresent Mews, London SW1X 7EX, the UK.

Bent Lund Thomsen (1949), London: Mr. Thomsen is a consultant to Seatankers Management Co. Ltd. Cyprus, in relation to the company's offshore activities including drilling, FPSO and supply vessels. Mr. Thomsen held various executive positions in A.P. Møller-Maersk, Copenhagen and Rio de Janeiro in the period 1970 to 1992 -

[1] Atle Bergshaven is main shareholder of Bergshav Tankers AS which holds 5,500,000 DESS ASA Shares.
[2] Eric HB Rikken is employed by Vroon Group B.V., Holland. Vroon Offshore B.V. which is a subsidiary of Vroon Group B.V. holds 9,551,000 DESS ASA Shares.
[3] Bent Lund Thomsen is employee of SeaTankers Management Co. Ltd. Hemen Holding Limited (another company in the same group) holds 44,580,000 DESS ASA Shares.

including head of Maersk Supply Service, and later Maersk Drilling's worldwide activities. Mr. Thomsen is a Danish citizen and resides in United Kingdom. Business address: Seatankers Management Co Ltd, P.O. Box 53562, 3399 Limassol, Cyprus.

A presentation of the current and previous administrative, management and supervisory positions held by the board members is included in the table below.

Current administrative, management or supervisory positions held		**Administrative, management or supervisory positions held within previous 5 years**	
Olav Fjell			
Company	*Position*	*Company*	*Position*
Lindorff Group	CEO	Statoil	CEO
Concedo	Chairman	Eastern Drilling	Chairman
Franzefoss	Chairman	NSB	Chairman
Statkraft	Board member	Fjord Seafood	Board member
Jebsens	Board member		
Scandpower Technology	Board member		
Atle Bergshaven			
Company	*Position*	*Company*	*Position*
Bergshav Shipholding AS	Chairman	Redningsselskapet	Board member and Vice President
All subsidiaries of Bergshav Shipholding AS	Chairman		
Det Norske Veritas	Chairman		
Norsk Skipsassuranseforening	Board member		
North of England P&I Club	Board member		
Fosen Mekaniske Verksteder	Board member		
Eric HB Rikken			
Company	*Position*	*Company*	*Position*
Vroon Pty Ltd	Director	Vroon Offshore Services B.V.	Director
Vroon Reefers B.V.	Director	Offshore Support Vessels I B.V.	Director
Vroon Administration and Management B.V.	Director	Offshore Support Vessels II B.V.	Director
Vroon Group B.V.	Director		
Vroon Offshore B.V.	Director		
Vroon Car Carriers B.V.	Director		
Anna Cecilie Holst			
Company	*Position*	*Company*	*Position*
Bio Holding AS	Board member		
Bent Lund Thomsen			
Company	*Position*	*Company*	*Position*
Seatankers Management Co Ltd	Consultant		
Kalingrad Key Line	Board member		

12.2 Management

The group executive management is responsible for the daily management and the operations of the DESS Group. The key management of DESS PLC will consist of the same persons as the current management of the DESS Group.

As per the date of this Document, the key management team of the DESS Group consists of the following persons.

Name	Position	Shares owned
Odd Brevik	CEO	217,300
Finn Amund Norbye	CFO	0
Olaf Hafredal	CCO	0

Odd Brevik (1945), CEO – Chief Executive Officer: Mr. Brevik has nearly 25 years experience from the offshore supply business. From 1982-85 Mr. Brevik worked as Director with Balder Management, and from 1985-1988 with Supply Service Management. In 1988 he joined Viking Supply Ships as managing director, where he worked until 2000. During this period, Viking Supply Ships was actively investing, operating, and divesting of ships and other equipment. At the peak, Viking Supply Ships operated 61 vessels and had more than 1,700 employees, and was listed on Oslo Stock Exchange. Viking Supply Ships eventually sold its remaining

engagements in supply ships in 1996 to Sævik Supply. During the period from 1968 to 1981 he served 13 years as officer in the Royal Norwegian Navy, where he prior to that was 4 years with the Norwegian Naval Academy.

Finn Amund Norbye (1959), CFO – Chief Financial Officer: Finn Amund Norbye is the DESS Group's CFO. He holds a Masters degree (Siviløkonom) from Norges Handelshøyskole (NHH) in Bergen and Handelshögskolan in Stockholm, with focus on Finance and International Business. Mr Norbye has a long and successful international career within shipping and finance. From 1999 – 2001 he was Head of Fortis Bank's Shipping Division in Rotterdam, Holland. Prior to this he worked 12 years with Christiania Bank's Shipping department. From 1996 – 1999 he was head of Christiania Bank's Shipping Department in Singapore, and from 1993 – 1996 he was head of Christiania Bank's Shipping Department in London, UK. Prior to joining Christiania Bank Mr. Norbye has worked with Storebrand Finans, Norsk Eksportråd, Eletrolux (Bangkok) as well as serving as an officer in the Norwegian Army. Finn Amund Norbye holds a number of directorships. He is amongst others Chairman of Aust Agder Rederiforening and Skipskredittforeningens Stiftelse for Maritim Forskning på Sørlandet. In addition he is a board member of several ship owning companies.

Olaf Hafredal (1948), CCO - Chief Chartering Officer: Olaf Hafredal has long and extensive experience from the chartering business. From 1971 to 1990 he worked as shipbroker with Johan G. Olsen Shipbrokers AS, most of the time with the offshore department, which he managed from 1982. In 1990 he joined Viking Supply Ships AS as chartering manager. When VSS sold its supply fleet to Sævik Supply ASA at the end of 1996, he followed the fleet and worked as chartering manager for Sævik Supply for about a year until the fleet again was sold, this time to Trico Supply ASA. Mr. Hafredal worked as chartering manager for Trico until 2004. Before joining DESS Mr. Hafredal briefly worked with Havila Shipping.

A presentation of the current and previous administrative, management and supervisory positions held by the management is included in the table below.

Current administrative, management or supervisory positions held		**Administrative, management or supervisory positions held within previous 5 years**	
Odd Brevik			
Company	*Position*	*Company*	*Position*
Deep Sea Supply ASA	CEO	Deep Sea Supply Shipowning AS	Board member
Seagull Shipping AS	Board member	Safemar AS	Chairman
Safemar AS	Board member		
Finn Amund Norbye			
Company	*Position*	*Company*	*Position*
Deep Sea Supply ASA	CFO	Bergshav Management AS	CFO
Deep Sea Supply Shipowning AS	Board member	Various Bergshav Shipholding AS group of companies	Director/Managing Director
DESS Management AS	Board member	Finsam Container Systems AS	Director
NFC Offshore AS	Board member	Finsam Refrigerator AS	Director
		Finsam Eiendom AS	Director and Managing Director
		Bergshav Cape KS	Chairman
		Bergshav Chemical KS	Director
		Eidsiva II Ro Ro KS	Director
		Eidsiva Car Carriers KS	Director
		Aust Agder Rederiforening	Chairman
		Skipskredittforeningens stiftelse for maritime forskning	Chairman
Olaf Hafredal			
Company	*Position*	*Company*	*Position*
Deep Sea Supply ASA	CCO	Trico Supply ASA	Chartering Manager
		Havila Shipping ASA	Chartering Manager

12.3 Founders of DESS ASA

Deep Sea Supply AS (now DESS ASA) was established in April 2004 by Mr Jon B. Skabo and Mr Klaus Tollefsen, both of whom had previous engagements in the offshore supply business. Neither Mr. Skabo nor Mr. Tollefsen currently holds any administrative, management or supervisory positions in the DESS Group.

12.4 Founders of DESS PLC

DESS PLC was founded by the following seven persons/companies:

- **Hemen Holding Limited** (a Holding company), Meliza Court, 4th Floor, 229 Arch, Makarios III Ave, 3105 Limassol, Cyprus.
- **Stelios Savvides**, Meliza Court, 4th Floor, 229 Arch, Makarios III Ave, 3105 Limassol, Cyprus.
- **Eva Agathangelou**, Meliza Court, 4th Floor, 229 Arch, Makarios III Ave, 3105 Limassol, Cyprus.
- **Dimitris Hannas**, Meliza Court, 4th Floor, 229 Arch, Makarios III Ave, 3105 Limassol, Cyprus.
- **Costas Pallaris**, Meliza Court, 4th Floor, 229 Arch, Makarios III Ave, 3105 Limassol, Cyprus.
- **Eleftherios Montanios**, Diagoras House, 16 P. Catelaris Street, 1097 Nicosia, Cyprus.
- **Adam Montanios**, Diagoras House, 16 P. Catelaris Street, 1097 Nicosia, Cyprus.

None of the founders of DESS PLC hold any administrative, management or supervisory positions in the DESS PLC.

12.5 Board committees

In accordance with the Articles of Association of DESS PLC, the company shall have a nomination committee consisting of the chairman of the Board of Directors and two members elected by general meeting of DESS PLC. The members of nomination committee elected by the general meeting shall be elected for a period of two years. The chairman of the Board of Directors shall be the chairman of the nomination committee. In connection with election of directors and election of a member to the nomination committee, the nomination committee shall in connection with the summons for the general meeting provide its recommendations for candidates. The nomination committee shall also propose the remuneration of the Board of Directors. In addition to the chairman of the Board of Directors, Olav Fjell, there will be elected two further members of the nomination committee at a later stage.

Apart from the nomination committee there are currently no other sub-committees of the DESS PLC Board. The DESS PLC Board has considered the establishment of an audit committee and a remuneration committee, but is currently of the opinion that a procedure involving the full DESS PLC Board when considering matters pertaining to financial reporting and remuneration to the management adequately secures a thorough and independent consideration of such matters.

12.6 Particular information

During the last five years preceding the date of this Document, no member of the Board of Directors or the senior management has:

- any convictions in relation to indictable offences or convictions in relation to fraudulent offences;
- received any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies) or ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company; or
- been declared bankrupt or been associated with any bankruptcy, receivership or liquidiation in his capacity as a founder, director or senior manager of a company.

12.7 Remuneration and benefits

12.7.1 Remuneration to the Board of Directors

The table below sets forth the annual remuneration received by the Board of Directors presented in sections 12.1 above:

Board of Directors		
Amounts in NOK	**Position**	**2005[1]**
Olav Fjell	Chairman	NOK 150,000
Atle Bergshaven	Board member	NOK 100,000
Eric HB Rikken	Board member	NOK 100,000
Anna Cecilie Holst	Board member	NOK 100,000
Bent Lund Thomsen	Board member	New of 2006

[1]In the DESS Group's Annual Report for 2005, remuneration to the BoD was reported to be NOK 0. This was an error, as remuneration for services provided in 2005 was paid in 2006.

None of the Directors hold options or other rights to DESS ASA Shares or DESS PLC Shares.

The annual shareholders meeting of DESS ASA has determined that the board remuneration for 2006 will be NOK 300,000 for the Chairman and NOK 150,000 for each Director.

12.7.2 Remuneration to the CEO

The CEO, Odd Brevik, has a 5-year employment contract from 1 April 2005. In addition to the annual salary of NOK 1,900,000 comes any option/incentive scheme the Board of Directors decides to award. Resignation period is 6 months. Mr. Brevik will receive 12 months salary if his employment contract is terminated by the DESS Group or by mutual understanding by the parties.

12.7.3 Compensation from other group companies

The DESS Group's directors and officers do not receive remuneration and benefits from other group companies.

12.7.4 Amounts set aside or accrued

The DESS Group does not currently have any employee benefit plans, and subsequently does not have any accruals to provide pension, retirement or similar benefits. The CEO, CFO and CCO have performance bonus agreements with the DESS Group based on comparison with peer group companies. The bonus is calculated annually (first period ending 30 September 2006) with a maximum payment equal to the annual salary for the CEO and 1/3 of the annual salary for the CFO and CCO, all amounts are per year. As per 31 December 2005 no accruals are made in the balance for the bonus agreements.

There are no arrangements for involving the employees in the capital of the DESS Group.

12.7.5 Conflict of interest

Other than the relationships mentioned in section 13.11, there are no potential conflict of interest between the management's and the director's duties to DESS PLC, and their private interests and/or other duties.

12.7.6 Terms of service contracts upon termination

Reference is made to section 12.1 and 12.7.2 above for a description of the terms of directors' and CEO's service contracts in the event of termination. There are no other benefits to members of the administrative, management or supervisory bodies upon termination of employment.

12.8 Employees

The average number of employees in the DESS Group was 0 in the financial year of 2004 and 3 in the financial year of 2005, all employees were stationed at the the DESS Group office in Dyvika, Norway.

As per the date of this Document, the DESS Group has a total staff of 7 persons, and has intentions of hiring two additional persons within year end 2006.

The employees comprise a Chief Executive Officer, a Chief Financial Officer, a Chief Chartering Officer, a Charterer, two Fleet Managers and one Office Assistant. A Financial Manager is hired and will start working for the DESS Group on 1st January 2007. A company representative in Singapore is hired and he will start working for the DESS Group as from late 2006.

The DESS Group was established with the aim to employ and maintain a small, focused and qualified management within the following predefined core activities of the DESS Group:

- Chartering
- Finance and investor relations
- Business development
- Monitoring and control of external suppliers

The DESS Group intends to focus its in-house resources on key competence within the above activities and purchase other services from third party providers. The technical and crew management of the vessels is currently outsourced to Bergshav Management AS (Norway) and Tidewater Marine (Houston), described in sections 15.3.1 and 15.3.2 respectively. Construction supervision of the DESS Group's newbuild program is outsourced to Thome Ship Management Ltd. (Singapore) described in section 15.3.3. Accounting services are outsourced to Bergshav Management AS (Norway), described in section 15.3.

The management is currently employed in DESS ASA but this will change in such a way that the management will be employed in DESS Management AS, and the vessels are owned in wholly owned shipowning subsidiaries in both Norway and Cyprus (the group structure is described in more detail in section 8.3. The management is located in modern offices in the city of Arendal, Norway.

13 Share capital and shareholder matters

13.1 Issued share capital and shares

The issued share capital of DESS PLC is USD 40,000 comprising 2,000,000 DESS PLC Shares fully paid with a par value of USD 0.02

Please note that 1,999,992 DESS PLC Shares currently held by Hemen Holding Limited will be redeemed by DESS PLC at cost by way of purchase of own shares in connection with the completion of the Exchange Offer. Furthermore, one -1- DESS PLC Share currently held by Hemen Holding Limited will prior to completion of the Exchange Offer be transferred to Nordea, ref. section 13.2.1 below. Hence, Hemen Holding Limited will only retain ownership to one -1- of the initial 1,999,994 DESS PLC Shares following completion of the Exchange Offer

DESS PLC has only one class of shares. DESS PLC Shares offered under the Exchange Offer will be of the same class as the DESS PLC Shares already issued and outstanding, and will be created and issued under the Cyprus Companies Law, Chapter 118 of the Statute Laws of the Republic of Cyprus, as amended.

The DESS PLC Shares are in registered form, and will be registered in book-entry form with the VPS under the securities identification code ISIN CY 0100120910. DESS PLC's account operator is Nordea Bank Norge ASA, Securities Services, Verdipapirseksjonen, P.O. Box 1166 Sentrum, 0107 Oslo. One round lot is expected to be comprised of 500 DESS PLC Shares.

13.2 VPS registration of the DESS PLC Shares

13.2.1 Introduction

It is a legal requirement that shares that are to be admitted to listing on the Oslo Børs are registered with the VPS.

In order to facilitate registration with the VPS, the DESS PLC Shares that shall be listed on Oslo Børs will be registered in the name of the VPS Registrar. The VPS Registrar shall register interest in the DESS PLC Shares in the VPS (in Norwegian: depotbevis). Therefore, not the DESS PLC Shares, but the interests in the DESS PLC Shares issued by the VPS Registrar shall be registered in the VPS and be listed on Oslo Børs. The VPS Registrar shall be registered as the legal owner of the DESS PLC Shares in the Register of Members that DESS PLC is required to maintain pursuant to Cyprus law. The VPS Registrar, or its designee, will hold the DESS PLC Shares issued to investors as nominee on behalf of each investor. The VPS Registrar will provide for the registration of each investor's depositary ownership in the DESS PLC Shares in the VPS on the investor's individual VPS account. In order to facilitate such VPS registration of the depositary ownership to DESS PLC Shares prior to listing of the DESS PLC Shares on Oslo Børs, one -1- DESS PLC Share currently held by Hemen Holding Limited will be transferred to Nordea for registration with the VPS prior to completion of the Exchange Offer.

The depositary ownership of the investors will be registered in the VPS under the category of a "share" and the depositary ownership will be listed and traded on Oslo Børs. Investors who purchase the DESS PLC Shares (although recorded as owners of the shares in the VPS) will have no direct shareholder rights in DESS PLC. Each Share registered with the VPS will represent evidence of depositary ownership of one Share. The DESS PLC Shares registered with the VPS will be freely transferable, with delivery and settlement through the VPS system.

Investors holding such VPS registered DESS PLC Shares must look solely to the VPS Registrar for the payment of dividends, for the exercise of voting rights attaching to the DESS PLC Shares and for all other rights arising in respect of the DESS PLC Shares.

The relationship between the VPS Registrar, DESS PLC and the DESS PLC Shareholders is regulated by the registrar agreement included as Appendix VII to this Document (the "Registrar Agreement").

13.2.2 Voting and dividends

The VPS Registrar or its designee shall only vote for the DESS PLC Shares it holds, or issue a proxy to vote such DESS PLC Shares, in accordance with each investor's instructions.

DESS PLC will pay dividends directly to the VPS Registrar, which has undertaken, in turn, to distribute the dividends to the investors in accordance with the Registrar Agreement.

Investors, who maintain a Norwegian address in the Norwegian Register or have supplied VPS with details of their NOK account, shall receive their dividend payment in NOK to such account. Payments to be made to Investors without a Norwegian address or NOK account recorded in the VPS, shall be made as soon as possible with a view to reducing the costs involved with such transfer.

13.2.3 Limitations on liability

The Registrar Agreement limits DESS PLC's and the VPS Registrar's obligations to investors with respect to the DESS PLC Shares. Investors who purchase DESS PLC Shares in the Offering should note that DESS PLC and the VPS Registrar disclaim any liability for any loss suffered or incurred as a result, directly or indirectly, of any gross negligence or wilful misconduct on the part of the VPS Registrar in performing any of its obligations under the Registrar Agreement.

The VPS Registrar further disclaims liability for any losses suffered as a result of the VPS' errors or negligence save to the extent that the VPS Registrar may hold the VPS liable for such losses.

13.2.4 Amendment and termination

Each of DESS PLC and the VPS Registrar may terminate the Registrar Agreement at any time with 2 months written notice or upon 10 days written notice of any material breach by the other party of the Registrar Agreement. In the event that the VPS Registrar Agreement is terminated, DESS PLC will use its reasonable best efforts to enter into a replacement agreement for purposes of permitting the uninterrupted listing of the DESS PLC Shares on Oslo Børs. There can be no assurance, however, that it will enter into such an agreement on substantially the same terms or at all. A termination of the Registrar Agreement could, therefore, adversely affect the listing of the DESS PLC Shares on Oslo Børs. If the Registrar Agreement is terminated and not replaced, the VPS Registrar will use reasonable efforts to cooperate with investors in converting their DESS PLC Shares that are listed on the VPS into DESS PLC Shares registered in the name of the respective Shareholder.

13.2.5 Notices

The Registrar Agreement provides that the VPS Registrar shall assist in expediently forwarding all reports, accounts, financial statements, circulars or other similar documents issued by DESS PLC to its Shareholders, to each Shareholder at the address recorded in the Norwegian Register in respect of each Shareholder, always including, in connection with the annual general meeting of DESS PLC, the notice of such meeting, a proxy form and the annual report.

13.2.6 Requests for DESS PLC Shares

A Shareholder has the right to demand that the registration of those of the DESS PLC Shares that are beneficially owned by him (and nominally held by the Registrar) are transferred from the VPS to the Shareholder Register and recorded therein under his or an appointed nominee's name and vice versa. The Registrar will act as transfer agent to DESS PLC in relation to the completion of such requests. DESS PLC Shares The interests in the DESS PLC Shares will then first be transferred into the VPS Registrar's VPS account. Such DESS PLC Shares will no longer be admitted to trading on Oslo Børs.

The Registrar Agreement is included as Appendix VII.

13.3 Acquisition rights, authorized but un-issued capital or undertakings to increase the capital

The authorized share capital of DESS PLC is USD 5,000,000 divided between 250,000,000 shares each with a par value of USD 0.02. USD 4,960,000 of this authorized capital is un-issued.

The DESS PLC Board has been granted the following authorities to issue DESS PLC Shares:

(i) Authority to issue 130,389,639 DESS PLC Shares, equalling the current number of shares issued by DESS ASA, in connection with the completion of the Exchange Offer. The authorization covers an issue of DESS PLC Shares and an increase of the issued share capital of DESS PLC for non-cash contributions, as provided in the Exchange Offer. The authorization can be used in take-over situations. The pre-emptive rights of the current DESS PLC Shareholders are waived. The

authorization is valid until the next ordinary general meeting of DESS PLC, and can be utilized on one or more occasions.

(ii) A general authority to issue 65,000,000 DESS PLC Shares to the registered shareholders, at the time of the issue, either prorata to the percentage each will hold in the share capital of DESS PLC or otherwise at the discretion of the DESS PLC Board. DESS PLC Shares may be issued against non-cash contributions. The authorization can be used in take-over situations. The pre-emptive rights of the current DESS PLC Shareholders are waived. The authorization is valid until the next ordinary general meeting of DESS PLC, and can be utilized on one or more occasions.

(iii) Authority to issue up to 4,000,000 DESS PLC Shares in connection with the exercise of employee stock options. The authorization can be used in take-over situations. The pre-emptive rights of the current shareholders of DESS PLC are waived. The authorization is valid until the next ordinary general meeting of DESS PLC, and can be utilized on one or more occasions. As per the date of this Document, DESS PLC has neither established a stock option program for employees nor issued any stock options.

As per the date of this Offer Document, none of the above authorizations have been utilized.

The DESS PLC Board has been granted authority to issue 1,671,667 warrants as further described in section 13.4.1.

The DESS PLC Board has been granted an authorization to acquire treasury shares, including acquisition of security rights in treasury shares, limited to an aggregate nominal amount of 10% of the, at any time, issued share capital of DESS PLC. Acquisition, disposal and pledge of any treasury shares to be acquired by DESS PLC shall be carried out in such a way which the DESS PLC Board shall deem to be reasonable, including through purchases in the market and as part of any incentive schemes. The authorization is valid until the next general meeting of DESS PLC. DESS PLC does not hold any treasury shares as per the date of this Offer Document.

13.4 Rights to acquire shares

13.4.1 Convertible securities, exchangeable securities or securities with warrants

There are no outstanding warrants, stock options, convertible bonds or other securities convertible into DESS ASA Shares or DESS PLC Shares, except as described in this section.

A condition for the temporary mezzanine loan provided by Fortress Credit Corp. to Deep Sea Supply Shipowning, in connection with the acquisition of 6 vessels from Tidewater, was that DESS ASA issued 1,791,667 warrants to Drawbridge Special Opportunities Fund LP, a fund managed by Fortress Credit Corp's parent company, Fortress Investment Group LLC. The general meeting of DESS ASA resolved to issue the 1,791,667 Warrants to Drawbridge Special Opportunities Fund LP in the extraordinary general meeting held 13 July 2005. As per the date of this Prospectus, 120,000 Warrants have been exercised; consequently, if all the remaining Warrants are exercised the share capital of DESS ASA will be increased with NOK 1,671,667. The Warrants are registered in VPS, and are freely transferable, subject to certain transfer provisions set out in the Warrant Agreement as described below.

Each Warrant gives the warrant holder the right to subscribe for one DESS ASA Share at a cash subscription price of NOK 10 per DESS ASA Share, subject to adjustments pursuant to the Warrant Agreement. The Warrants may be exercised at any time until 13 July 2010, which is the day the right to demand DESS ASA Shares issued pursuant to the warrants expires. None of the warrants have yet been exercised. The warrant holders have the same rights as a shareholder holding DESS ASA Shares in the event DESS ASA resolves to increase or reduce the share capital, a new resolution to issue warrants pursuant to section 11-12 of the Norwegian Public Limited Act is adopted or on liquidation, merger, demerger or reorganization.

DESS ASA and Drawbridge Special Opportunities Fund LP entered into the Warrant Agreement, which regulates the rights of Drawbridge Special Opportunities Fund LP as holder of the Warrants or any other party to whom Warrants and rights and obligations under the Warrant Agreement have been assigned to. It follows from the Warrant Agreement that upon any transfer of a Warrant, the transferee and transferor shall enter into an assignment agreement pursuant to which the rights and obligations of the transferring warrant holder under the Warrant Agreement shall be assigned to the transferee, so far as such rights and obligations relate to the Warrants being transferred.

According to the Warrant Agreement the warrant holders are granted certain anti-dilution rights protecting both the economical interest and ownership interest of the warrant holders in the event the nominal value of DESS ASA Shares are changed, any bonus issue (Norwegian: fondsemisjon) are carried out and upon an issuance of new DESS ASA Shares.

In the event new DESS ASA Shares are issued or DESS ASA grants any right to subscribe for or convert securities at a price which is less than the subscription price, as stipulated in the Warrant Agreement, DESS ASA shall ensure that new Warrants be issued to the warrant holders in substitution for their existing Warrants. The subscription price, as stipulated in the Warrant Agreement, is calculated by multiplying the exercise price with the number of Warrants in issue at the time of the calculation divided by the number of DESS ASA Shares to be issued under the Warrants if all the Warrants were then exercised. The exercise price is as of the date of this Document NOK 10. The new Warrants shall give the warrant holders in aggregate the right to subscribe for such new DESS ASA Shares as will carry at least the same proportion, on a fully diluted basis, of the votes and economical interest in the profits and assets of DESS ASA as if the share issuance, grant of right to DESS ASA Shares or conversion had not taken place. The exercise price per new Warrant shall also be adjusted to ensure that the aggregate exercise price of all the new Warrants do not exceed the excises price of the old Warrants.

In the event new DESS ASA Shares are issued at a price which is equal to or greater than the subscription price, as stipulated in the Warrant Agreement, DESS ASA shall offer to each warrant holder on the same, or no less favorable, terms and conditions as those applying to each other participant in the DESS ASA Share issue or grant a participation in the issue or grant proportionate to the fraction which the number of DESS ASA Shares that may be issued under the Warrants which would fall to be issued to that warrant holder if his Warrants were exercised bears to the total number of DESS ASA Shares comprised in the fully diluted share capital of DESS ASA. Consequently, DESS ASA is under an obligation to allocate such number of DESS ASA Shares in the Offering to warrant holders that have applied for Offer Shares which equal the ownership interest in DESS ASA, on a fully diluted basis, represented by the Warrants as if the Warrants had been exercised at the time of the Offering. If all the warrant holders apply for Offer Shares in the Offering, the warrant holders are in aggregate entitled to 4 % of the Offer Shares issued in the Offering.

In the event of a merger in which DESS ASA is the transferring company, the Warrants shall continue as Warrants in the merged company and the exercise amount shall be adjusted in accordance with the exchange ratio that applied in the merger.

The DESS ASA Shares issued on the exercise of the Warrants are entitled to dividends from the financial year in which the subscription rights are exercised.

Pursuant to the Warrant Agreement DESS ASA shall not make any distributions or dividends to its shareholders unless the warrant holders are paid or given the same amount or asset they would have received had they exercised their Warrants immediately prior to the record date for the distribution. In addition the Warrant Agreement contains representations and warranties customary to such agreements, inter alia that DESS ASA shall not purchase or redeem DESS ASA Shares unless it offers to purchase from the warrant holders a proportionate amount of their Warrant or discount the exercise amount under the Warrants

According to the Warrant Agreement, DESS ASA will be liable for damages to the warrant holders for breaches of the Warrant Agreement, also if such breach is a result of matters beyond DESS ASA's control.

It is a condition for the completion of the Exchange Offer that Drawbridge Special Opportunities Fund LP has consented to the transfer and continuation of the warrant program from DESS ASA to DESS PLC, ref. section 4.6 above. The DESS PLC Board has been granted authority to issue 1,671,667 warrants which give rights to subscribe for 1,671,667 DESS PLC Shares to the current warrant holders in DESS ASA. The warrants are to be issued on equivalent terms and conditions as the warrants currently held in DESS ASA. Issuance of such warrants is conditional upon the successful completion of the Exchange Offer.

13.4.2 Options

No capital of DESS PLC is under option or agreed conditionally or unconditionally.

13.5 History of share capital

The development of DESS PLC's share capital is set forth in the table below.

Time	Event	Authorized Capital increase (USD)	Authorized Capital (USD)	Share price (USD)	Issued Share capital (USD)	Shares issued
November 2006	Incorporation	4,000,000	4,000,000	0.02	4,000	200,000
November 2006	Increase of authorized capital	1,000,000	5,000,000	-	4,000	200,000

The development of DESS ASA's share capital is set forth in the table below.

Time	Event	Capital increase	Share price (NOK)	Share capital	Shares issued
April 2004	Incorporation	1,000,000	1	1,000,000	1,000,000
June/July 2005	Cash issue	42,000,000	10	43,000,000	43,000,000
September 2005	IPO	2,959,414	11.50	45,959,414	45,959,414
March/April 2006	Private Placement	80,882,000	13.60	126,841,414	126,841,414
May 2006	Repair issue	3,548,225	13.60	130,389,639	130,389,639

13.6 Major shareholders

DESS PLC is established for the sole purpose of acquiring the shares of DESS ASA, and all DESS ASA Shareholders will have the opportunity to participate in the Exchange Offer. Hence information concerning major shareholders in DESS PLC as per the date of this Document is of little relevance. This section therefore presents information on major shareholders of DESS ASA. The shareholder structure of DESS PLC after a successful Exchange Offer, where all DESS ASA Shareholders tender their shares under the Exchange Offer, will in all material respects be identical to the existing DESS ASA Shareholder structure.

In accordance with DESS ASA's records as per the date of this Document, the following investors have ultimate beneficial ownerships (consisting of direct and indirect shareholdings including shares held by nominees) that would have required notifications under Norwegian national law.

Shareholder	DESS ASA Shares	Ownership
Hemen Holding Ltd.	44,580,000	34.19 %
Vroon Offshore B.V.	9,551,000	7.32 %
Bergshav Tankers AS	5,500,000	4.22 %

DESS ASA is not aware of any shareholder or group of shareholders who's direct and/or indirect shareholdings gives rise to a controlling influence of DESS ASA. None of DESS ASA's major shareholders have different voting rights than other DESS ASA Shareholders.

DESS ASA is not aware of any arrangements which may cause a change of control in DESS ASA.

13.7 Memorandum and Articles of Association

The Memorandum and Articles of association of DESS PLC are included as Appendix I to this Document. The summary of the Memorandum and Articles of association set out below is given for general background information purposes, but should not be construed as legal advice. Each shareholder is responsible to seek separate legal advice to the extent necessary.

13.7.1 Objects and purposes

DESS PLC's purpose according to its Memorandum is to undertake activities consisting of financial business, including owning shares or have ownership interest in other companies, with an emphasis on owning and managing ships or ship owning companies in the international offshore anchor handling and supply vessel business, cf. article 3.

13.7.2 Provisions with respect to members of administrative, management and supervisory bodies

The Articles of Association do contain specific provisions relating to the DESS PLC Board and committees of the DESS PLC Board such as the nominating committee (as provided in the Articles of Association).

13.7.3 Description of shares

All DESS PLC Shares are ordinary shares of the same class. The Articles of Association do not contain specific provisions regarding the ordinary class of DESS PLC Shares.

13.7.4 Actions required to change rights of holders of shares

The Articles of Association do not contain specific provisions regarding the actions required to change the rights of existing holders of its shares.

Any resolution of a general meeting of DESS PLC which affects the rights or obligations of holders of already issued DESS PLC Shares requires unanimity. If the resolution affects some of the holders of already issued DESS PLC Shares, the resolution requires the approval of all the effected holders as well as two thirds of the votes and share capital represented at the general meeting.

13.7.5 General meeting and voting rights

Through the general meeting, DESS PLC's Shareholders exercise the supreme authority in DESS PLC, subject to the limitations provided by Cyprus law. All DESS PLC Shareholders are entitled to attend and vote at general meetings, either in person or by proxy.

General meetings are convened by the DESS PLC's Board of Directors. A notice of an annual general meeting and a meeting for the passing of a Special Resolution (as defined in the Law) shall be given at the latest 21 days before the date of the meeting and a notice for any other general meeting shall be given at the latest 14 days before the date of the Meeting. Such Notice shall include a proposal for an agenda for the meeting. A shareholder is entitled to submit proposals to be discussed at general meetings provided such proposals are submitted in writing to the DESS PLC Board in such good time that it can be entered on the agenda of the meeting.

The annual general meeting shall be called by the DESS PLC Board such that it can be held within six months from the end of each financial year. The annual general meeting shall deal with and decide on the adoption of the annual financial statement and annual report, the question of declaring dividend and such other matters as may be set out in the calling notice.

Extraordinary general meetings can be called by the DESS PLC Board. In addition, the DESS PLC Board shall call an extraordinary general meeting whenever so demanded in writing by DESS PLC Shareholders representing at least 10 % of the issued and paid up share capital, in order to deal with a specific subject.

Each DESS PLC Share carries one vote and there are no different voting rights for any shareholders.

As a general rule, resolutions that shareholders are entitled to make pursuant to Cyprus law or DESS PLC's Articles of Association require a simple majority of the votes cast. In the case of election of directors to the Board of Directors, the persons who obtain the most votes cast are deemed elected to fill the positions up for election. However, as required under Cyprus law and/or the Articles of Association of DESS PLC, certain decisions, including resolutions to allot shares, to approve a merger or de-merger, to amend DESS PLC's Articles of Association or to authorize an increase or reduction in the share capital or in the capital redemption reserve fund or any share premium account, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as at least two-thirds of the share capital represented at a shareholders' meeting. Cyprus law further requires that certain decisions which have the effect of substantially altering the rights and preferences of any shares or class of shares receive the approval of the holders of such shares or class of shares as well as the majority required for amendments to DESS PLC's Articles of Association. Decisions that (i) would reduce any shareholder's right in respect of dividend payments or other rights to the assets of DESS PLC or (ii)

restrict the transferability of the shares require a majority vote of at least 90 % of the share capital represented at the general meeting in question as well as the majority required for amendments to DESS PLC's Articles of Association. Certain types of changes in the rights of shareholders require the consent of all shareholders affected thereby as well as the majority required for amendments to DESS PLC's Articles of Association.

In general, in order to be entitled to vote, a DESS PLC Shareholder must be registered as the legal owner of the DESS PLC Shares in the Register of Members kept by the DESS PLC secretary. Beneficial owners of DESS PLC Shares that are registered in the name of a nominee are generally not entitled to vote under Cyprus law, see however section 13.2.2 above regarding voting rights exercised by the VPS Registrar.

13.7.6 Restriction on ownership of shares

The Articles of Association of DESS PLC contain no provisions restricting foreign ownership of DESS PLC Shares. There are no limitations under Cyprus law on the rights of non-residents or foreign owners to hold or vote for DESS PLC Shares.

13.7.7 Additional issuances and preferential rights

All issuances of DESS PLC Shares, including bonus issues, require the same vote as an amendment to the Articles of Association. Furthermore, under DESS PLC's Articles, DESS PLC Shareholders (except as regards shares issued to employees of DESS PLC or of a company within the same Group of Companies) have a preferential right to subscribe for issues of new DESS PLC Shares in proportion to the number of DESS PLC Shares which they own. The preferential rights to subscribe in an issue may be waived by a resolution in a general meeting by the same vote required to approve amendments to the Articles of Association. A waiver of DESS PLC Shareholders' preferential rights in respect of bonus issues requires the approval of all outstanding shares, irrespective of class.

Under Cyprus law, bonus issues may be distributed, subject to shareholder approval, by transfer from DESS PLC's un-issued share capital or from its share premium reserve. Such bonus issues may be effectuated either by issuing shares or by increasing the par value of the shares outstanding.

The issuance of shares to holders who are citizens or residents of the United States upon the exercise of preferential rights may require DESS PLC to file a registration statement in the United States under United States securities laws. If DESS PLC decides not to file a registration statement, such holders may not be able to exercise their preferential rights and in such event would be required to sell such rights to eligible Norwegian persons or other eligible non-U.S. holders to realize the value of such rights.

13.7.8 Dividends

Under Cyprus law, no interim dividends may be paid by a public company in respect of a financial period unless

(a) Interim financial statements are prepared showing that adequate profits are available for distribution and

(b) The amount to be distributed does not exceed the amount of profits accumulated after the end of the last financial year for which audited accounts have been approved plus the profits transferred from such financial year less any losses of previous years and any reserves required to be kept by the Law and the Articles.

Any proposal to pay a dividend must be recommended by the directors and approved by DESS PLC Shareholders at a general meeting. DESS PCL Shareholders at an annual general meeting may vote to reduce (but not to increase) the dividends proposed by the directors.

Dividends in cash or in kind are payable only out of (i) the annual profit according to the adopted income statement for the last financial year, (ii) retained profit from previous years, and (iii) distributable reserves, after deduction of any uncovered losses, and any reserves under the Law or the Articles, and provided always that such distribution is compatible with good and prudent business practice with due regard to any losses which may have occurred after the last balance sheet date or which may be expected to occur. DESS PLC cannot distribute any dividends if on the date of the end of the last financial year the net assets of DESS PLC (as shown in the financial statements or may result from the distribution of dividends) is lower than the issued share capital together with DESS PLC's reserves which cannot be distributed under the Law or the Articles.

There are no foreign exchange controls currently in effect in Cyprus.

The DESS PLC Board may consider the amount of dividend (if any) to recommend for approval by the DESS PLC Shareholders, on an annual basis, based upon the earnings of DESS PLC for the years just ended and the financial situation of DESS PLC at the relevant point in time.

The DESS PLC Shareholders do not have an absolute entitlement to an annual share in DESS PLC's profits in the form of "obligatory" dividends.

All DESS PLC Shareholders that are shareholders at the time of the general meeting making its resolution are entitled to dividend. There is no time limit under which the individual shareholders entitlement to a declared dividend lapses.

13.7.9 Provisions preventing change in control

There are no provisions in the articles of association that serve as a mechanism to delay, defer or prevent a change of control.

13.7.10 Provisions for disclosure of holdings

The Articles of Association do not contain specific provisions regarding the disclosure of holdings.

Under the Securities Trading Act, a person, entity or group acting in concert that acquires or disposes of shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, reaching, exceeding or falling below the respective thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of the share capital of a company listed on Oslo Børs, has an obligation to notify Oslo Børs immediately.

13.7.11 Stringent conditions for changes in capital

There are no provisions in the Articles of Association that provide more stringent conditions for the alteration of the authorised share capital of DESS PLC than required by Cyprus law.

13.7.12 Mandatory takeover, squeeze-out and sellout provisions applicable for the DESS PLC Shares

13.7.12.1 Takeover

The Articles of Association of DESS PLC includes takeover provisions under which a person who directly or indirectly becomes the owner of shares representing more than 40 percent of the capital interest or the voting rights in DESS PLC is required to make an unconditional public offer (the "Offer") at a fair price for the purpose of acquiring all issued and outstanding shares in DESS PLC.

The Offer price shall be at least as high as the highest price paid by the offeror in the period 6 months prior to the date which the offeror passed the 40 percent threshold, unless it is clear that the fair price when the Offer obligation was triggered is higher. If the offeror, after the Offer obligation has arisen and before expiry of the period of the Offer, has paid or agreed to pay a higher price than the price reflected in the Offer, a new Offer shall be deemed to have been made with an Offer price equivalent to the higher price.

The Offer shall be given without undue delay from the date when the threshold was exceeded and no later than 4 weeks after the date thereof.

The offeror shall issue an Offer document which shall document the main terms of the Offer and provide correct and complete information about matters of importance in evaluating such Offer.

Settlement under the terms of the Offer shall be made in cash unless the DESS PLC Shareholders accept any other form of settlement.

The Offer shall include a time limit for the DESS PLC Shareholders to accept the Offer. The time limit shall not be shorter than 4 weeks and not longer than 6 weeks.

Settlement shall take place as soon as possible and no later than 14 days after the expiry of the Offer period.

The procedure in the event of an Offer is further described in the Articles of Association. The provisions of the Articles of Association are based on the principles of mandatory offers as set out in chapter 4 of the Securities Trading Act.

The provision on mandatory offer in the Articles of Association shall lapse when any regulation concerning mandatory offer on shares which is applicable to DESS PLC has entered into force.

13.7.12.2 Squeeze-out and sell-out

The Articles of Association of DESS PLC includes squeeze-out and sell-out provisions which are triggered when a DESS PLC Shareholder, directly or via subsidiaries, acquires DESS PLC Shares representing more than 90 % of the total number of issued DESS PLC Shares as well as more than 90 % of the total voting rights attached to such DESS PLC Shares. Such majority DESS PLC Shareholder will then have the right (and each remaining minority shareholder of DESS PLC would have the right to require such majority DESS PLC Shareholder) to effect a compulsory acquisition for cash of any DESS PLC Shares not already owned by such majority shareholder. Upon effecting the compulsory acquisition the majority DESS PLC Shareholder will, at its sole discretion, have to offer the minority DESS PLC Shareholders a specific price per DESS PLC Share. Should any minority DESS PLC Shareholder not accept the price offered, such minority DESS PLC Shareholder may, within a specified deadline not to be of less than two months' duration, request that the price be set by arbitration according to specific provisions of the Articles of Association. If the minority DESS PLC Shareholder does not contest the price being offered, the minority DESS PLC Shareholder would be deemed to have accepted the price offered after the expiry of the two months deadline. The cost of any arbitration procedure will, as a general rule, be for the account of the majority DESS PLC Shareholder, unless the arbitration tribunal decides that the costs shall be borne in full or partly by the minority DESS PLC shareholder that have requested for arbitration.

13.7.13 Redemption and conversion rights

There are no redemption rights or conversion rights attached to the DESS PLC's Shares.

13.7.14 Rights of liquidation

According to the Articles of Association, the DESS PLC may be liquidated by a resolution in a general meeting of the DESS PLC passed by a two-thirds majority of the aggregate votes cast as well as two thirds of the aggregate share capital represented at such meeting. The Shares rank pari passu in the event of a return on capital by the DESS PLC upon a liquidation or otherwise

13.8 Shareholder and dividend policy

DESS PLC is committed to a shareholder friendly policy where maximum dividends are paid out, taking operational and financial covenants into consideration. Financial covenants which the DESS Group has to adhere to and restrictions and limitations on the ability of DESS ASA and its subsidiaries to pay out dividends or make other distributions to their shareholders are described in more detail under section 11.5 "Borrowings" and section 13.4 regarding Warrants.

If DESS PLC divests of (significant) assets, funds will be sought returned to shareholders. For (significant) acquisitions and fleet expansions DESS PLC will seek to issue DESS PLC Shares or raise funds in the capital markets.

DESS ASA has not paid dividends for 2004 or 2005.

13.9 Shareholder agreements etc.

Neither DESS ASA nor DESS PLC is aware of its respective shareholders having entered into any shareholders' agreements.

13.10 Corporate governance

Upon listing of the DESS PLC Shares on Oslo Børs, DESS PLC will be committed to observing high standards of corporate governance, based on the principles set forth in the Norwegian Code of Practice for Corporate Governance. DESS PLC Board has adopted the Norwegian Code of Practice for Corporate Governance, and the DESS PLC Board and management have carried out an assessment with regard to the implementation of the recommendations of the Norwegian Code of Practice for Corporate Governance. The DESS PLC Board is of the opinion that the company following appointment of two additional members to the nomination committee as described in section 12.5 above, will comply with the Norwegian Code of Practice for Corporate Governance. Reservation in this respect is however made for any consequences which may follow from mandatory regulations under Cyprus corporate law which is currently not known to the DESS PLC Board.

DESS PLC will annually produce a report as to corporate governance, which will be included in its annual report. To the extent that DESS PLC does not fully adhere to all the recommendations in the Norwegian Code of Practice for Corporate Governance, the reasons for choosing an alternative approach will be explained in the annual report.

The Cyprus Code of Corporate Governance will not be applicable for DESS PLC.

13.11 Related party transactions

Related parties are considered to be board (including associated companies), the company management and subsidiaries. There are no management agreements with related parties outside the group charging the company management fees. DESS ASA has charged Deep Sea Supply Shipowning a management fee representing a cost of mNOK 3 in 2005.

Bergshav Tankers AS owns approximately 4.22 % of total outstanding DESS ASA Shares as per date of this Document.

Bergshav Tankers AS is 100 % owned by Bergshav Shipholding AS, were Atle Bergshaven who is a member of the Board of Directors, has a controlling interest. No transactions between Atle Bergshaven and the DESS Group existed in 2005 and 2004. The DESS Group has entered into an agreement with Bergshav Management AS, which is also controlled by Atle Bergshaven. Bergshav Management AS is performing miscellaneous services to the DESS Group, described in section 15.3 above. All service agreements are entered into on an arms-length-basis, and can be terminated with 6 months notice.

Hemen Holding Limited has agreed to issue a short term loan facility to DESS PLC for a maximum loan commitment of mNOK 235 to facilitate the acquisition of any remaining DESS ASA Shares subsequent to a successful completion of the Exchange Offer as further described in section 5.3.3 "Mandatory Offer" and in section 5.3.4 "Compulsory acquisition".

See section 15.3 for a detailed description of the related party agreements.

14 Taxation

The following is a summary of certain Norwegian tax consequences for DESS ASA Shareholders accepting the Exchange Offer who are resident in Norway for tax purposes. This summary is based on applicable rules and regulations as of the date of this Document. The summary is solely intended to provide general guidelines and does not address all aspects that may be relevant to DESS ASA Shareholders. The tax treatment of each DESS ASA Shareholder may depend on the DESS ASA Shareholder's specific situation. DESS ASA Shareholders are urged to seek advice from their own tax consultants in order to determine the particular tax consequences to them from their acceptance of the Exchange Offer and the relevance or effect of any domestic or foreign tax laws or treaties.

14.1 Tax consequences of accepting the Exchange Offer

14.1.1 Shareholders who are resident in Norway

Corporate Shareholders

Norwegian Corporate Shareholders (i.e. limited liability companies and similar entities) are not subject to tax on capital gains derived from realisation of shares in companies resident within the EEA, while losses suffered from such realisations are not tax deductible. Costs incurred in connection with the purchase and sale of such shares are not tax deductible. Thus, a Norwegian Corporate Shareholder accepting the Exchange Offer will not be taxed on capital gains on the DESS ASA Shares, while losses on the DESS ASA Shares are not tax deductible.

Individual Shareholders

Norwegian individual shareholders are taxable in Norway for capital gains on the realisation of shares, and have a corresponding right to deduct losses. This applies irrespective of how long the shares have been owned by the individual shareholder and irrespective of how many shares that are realised. Gains are taxable as ordinary income in the year of realisation, and losses can be deducted from ordinary income in the year of realisation. The current tax rate for ordinary income is 28 %. Under current tax rules, gain or loss is calculated per share, as the difference between the consideration received and the tax base of the share. The tax base of each share is based on the individual shareholder's purchase price for the share, adjusted for RISK-adjustments up to and including the 2005 income year. (The RISK-method was the Norwegian method for avoiding double taxation of a company's profits and a shareholder's gain on the shares, effective until and including the 2005 income year.) According to information obtained from the RISK register, the RISK-amount per DESS ASA Share for the income years 2004 and 2005 was zero.

The consideration in DESS PLC received shall be valued at the date when the Exchange Offer becomes unconditional. Costs, such as broker's fees paid by a DESS ASA Shareholder in connection with the acquisition or disposal of DESS ASA Shares can be deducted from the seller's income in the year the disposal takes place. If the DESS ASA Shareholder holds DESS ASA Shares that were acquired at different times the DESS ASA Shares that were acquired first are considered to be the shares first realized (FIFO principle).

Thus, a Norwegian individual shareholder accepting the Exchange Offer will be taxed on capital gains on the DESS ASA Shares, while losses on the DESS ASA Shares will be tax deductible.

If an individual shareholder disposes of shares acquired at different times, the shares that were first acquired will be deemed as first sold (the "FIFO"-principle) upon calculating taxable gain or loss. Costs incurred in connection with the purchase and sale of shares may be deducted in the year of sale.

14.1.2 Shareholders who are not resident in Norway

Taxation in Norway

Gains from the sale or other disposal of shares by a Non-resident Shareholder will not be subject to tax in Norway unless the Non-resident Shareholder (i) is an individual holding the shares in connection with a business carried on or managed from Norway, or (ii) is an individual who has previously been resident in Norway for tax purposes, and the shares are realised less than five years after the individual ceased to be a resident in Norway for tax purposes. If the latter rule applies, the latent gain on the shares at the time the individual ceased to be a

resident in Norway for tax purposes will be taxable in Norway, and a loss will be deductible provided the taxpayer moves to another state within the EEA. This rule does not apply if the gain does not exceed NOK 200,000.

In the budget proposal, the Government has proposed changes in the latter rule. These have not yet been accepted by the Parliament.

Such taxation may be limited according to an applicable tax treaty.

Taxation in other jurisdictions

Generally capital gains upon disposal of shares are taxable in many jurisdictions. However, if the shareholder receives shares in DESS PLC in exchange for shares in DESS ASA, special restructuring provisions might apply. Restructuring provisions can either exempt the gain from tax liability or give the DESS ASA Shareholder an opportunity to defer the tax liability until the shareholders disposes of the shares in DESS PLC.

Restructuring provisions differ from jurisdiction to jurisdiction, and must be subject to closer review based on each individual DESS ASA Shareholder's situation.

Recommendation to the DESS ASA Shareholders
DESS PLC strongly advice the DESS ASA Shareholders to clarify their tax position with tax advisors in their respective jurisdictions. Since a possible exemption from tax liability according to special restructuring provisions might depend on certain formal requirements being safeguarded, the DESS ASA Shareholders should make the necessary steps in order to clarify their tax position without delay.

14.1.3 Excise duty on the transfer of shares

No duties are currently imposed in Norway on the transfer of shares.

14.2 Taxation connected to DESS PLC Shares

14.2.1 Shareholders who are resident in Norway

Taxation on dividends

Norwegian corporate shareholders (i.e. limited liability companies and similar entities) are not subject to Norwegian tax on dividends received on shares in companies' resident within the EEA. Thus, any dividend received on DESS PLC Shares is not taxable for a Norwegian Corporate Shareholder.

Dividends distributed to *Norwegian individual shareholders* are taxable under the so-called Shareholder Model. According to the Shareholder Model, individual shareholder's income from shares (dividends and capital gains) is taxable as ordinary income (28 % flat rate) to the extent the income exceeds a basic tax-free allowance. The tax-free allowance shall be computed for each individual shareholder on the basis of the cost price of each of the shares multiplied by a risk-free interest. The risk-free interest will be calculated every income year. Any unused allowance may be carried forward and set off against future dividend distributions or against gains on the realisation of the same share.

Taxation on capital gains on disposal of shares

Norwegian Corporate Shareholders are not subject to tax on capital gains derived from realisation of shares in companies' resident within the EEA, while losses suffered from such realisations are not tax deductible. Costs incurred in connection with the purchase and sale of such shares are not tax deductible. Thus, any capital gains on DESS PLC Shares are not taxable while losses are not deductible for a Norwegian Corporate Shareholder.

Norwegian individual shareholders are taxable in Norway for capital gains on the realisation of shares, and have a corresponding right to deduct losses. This applies irrespective of how long the shares have been owned by the individual shareholder and irrespective of how many shares that are realised. Gains are taxable as ordinary income in the year of realisation, and losses can be deducted from ordinary income in the year of realisation. The current tax rate for ordinary income is 28 %. Under current tax rules, gain or loss is calculated per share, as the difference between the consideration received and the tax base of the share. The tax base of each share is based on the individual shareholder's purchase price for the share. Unused allowance connected to a share may be

deducted from a capital gain on the same share, but may not lead to or increase a deductible loss. Further, unused allowance may not be set off against gains from realisation of the other shares.

If an individual shareholder disposes of shares acquired at different times, the shares that were first acquired will be deemed as first sold (the "FIFO"-principle) upon calculating taxable gain or loss. Costs incurred in connection with the purchase and sale of shares may be deducted in the year of sale.

Net wealth tax

The value of shares is taken into account for net wealth tax purposes in Norway. The marginal tax rate is currently 1.1 %.

Listed shares are valued at 80% of the quoted value at January 1 in the assessment year. In the budget proposal for 2007, the Government has proposed that listed shares shall be valued at 85 % as from the 2007 income year. This proposal has not yet been accepted by the Parliament.

14.2.2 Withholding tax on dividend distributions

Dividends paid by DESS PLC to corporate shareholders or to individual shareholders which are not tax residents in Cyprus are not subject to withholding tax in Cyprus.

14.3 Tax consequences for DESS ASA

The DESS Group's gain upon transfer of vessels and SBC's will in principle be taxable in Norway. However, due to losses to be carried forward the possible tax liability will be insignificant.

As DESS ASA will continue to exist (although merged with Deep Sea Supply Shipowning), there will be no liquidation assessment.

14.4 Overview of the tax system in Cyprus of relevance to shipping activities

Under section 14.4.1 we will review the general rules of the Cyprus tax system, and in section 14.4.2 we will review the Cyprus shipping tax system.

14.4.1 General rules of taxation

The main features of the Cyprus tax system can be summarized as follows:

- A company is resident and therefore taxable if management and control is exercised in Cyprus.
- A resident company is taxed on its worldwide income.
- Corporate income tax rate is 10 %, which applies to all types of Cyprus companies. A foreign company's permanent establishment (PE) in Cyprus is taxed on profits of the PE only.
- The Commissioner of Inland Revenue in Cyprus can be requested for advance rulings to provide certainty and clarity on international tax issues.

14.4.1.1 Dividends received by a Cyprus company from a foreign company

Foreign dividends are exempt from tax when the receiving Cyprus company owns more than 1 % of the foreign paying company, unless (i) more than 50% of the paying company's activities result directly or indirectly in investment income, and (ii) the tax is significantly lower than the tax rate payable in Cyprus (lower than 5%).

If tax exemption does not apply, dividends are subject to a "Special Contribution for Defence Tax" at the rate of 15 %, Tax credit is available unilaterally for withholding tax suffered at source; and if provided by Double tax treaty a credit is also available for underlying tax (corporation tax on the profits of the subsidiary). There is no corporation tax on dividends received.

14.4.1.2 Profits received by a Cyprus company from a foreign PE

A full tax exemption applies following the same rules and restrictions as dividends received by a Cyprus company from a foreign company. If exemption does not apply, profits of the foreign PE are subject to 10% corporation tax.

14.4.1.3 Tax on other income

Interest

For "Active interest" the ordinary corporate income tax rate of 10 % applies. "Active interest" are interests which; (i) relates to the ordinary activity of the company, (ii) are closely connected to the ordinary activity of the company or (iii) banking, finance, inter-company finance, interest on debtors and bank current accounts.

For "Passive interest", an effective tax rate of 15 % applies. As a general rule "Passive interest" will apply to interests in all other cases than "Active interest". The tax rate is here a result of a combination of the ordinary corporation tax rate and a "Special Contribution for Defence". In practice this definition is rarely used and will mostly apply to interest paid on bank deposits. A proposal is made for all interests to be taxed at 10 %.

Tax credit is available for taxes paid abroad.

Transactions in titles and immovable property

Profits arising from transactions in titles are exempt from tax in Cyprus. Titles are defined as; (i) shares, (ii) bonds, (iii) debentures and (iv) founder and other titles of companies or legal persons and rights thereon. A tax ruling can be obtained in Cyprus to confirm whether a certain instrument qualifies as a "Title". Gains on the disposal of immovable property situated outside Cyprus are exempt from tax.

14.4.1.4 Tax on repatriation of income from Cyprus to non-residents

Dividends and interest from a Cyprus company paid to non-residents are exempt from tax in Cyprus. Royalty from a Cyprus company to non-residents is exempt from tax in Cyprus when intangible used out of Cyprus, but taxed at a rate of 10 %, subject to tax treaty, when intangible used in Cyprus.

14.4.1.5 Tax treaties

Cyprus has entered into double taxation treaties with approximately thirty-four countries.

14.4.1.6 Other tax related issues of relevance

The list below presents some of the other tax related issues of relevance for Cyprus:

- Member of the EU.
- Cyprus has no Controlled Foreign Companies (CFC) tax-legislation.
- Cyprus has no special thin capitalization rules.
- Cyprus tax legislation allows for liberal expense deductions.
- Cyprus tax legislation allows for losses to be carried forward with no restriction.
- Cyprus tax legislation allows for group relief, whereby loss relief is available to group companies with 75 % direct of indirect holding relationship.
- Agreements relating to assets, situated outside Cyprus or matters or things that are done or executed outside Cyprus are exempt from Cyprus Stamp duty.
- Stamp duty on share issue applies, but can be minimized to negligible amounts by issuing shares at a premium.

14.4.2 Cyprus Shipping Tax System

Favorable tax and other incentives have played an important role in the development of Cyprus as a shipping and ship management centre. An outline of the most important incentives is provided below.

14.4.2.1 Shipping activities - taxation

Cyprus offers tax exemption on all profits and dividends arising from shipping operations with Cyprus flagged vessels, only a small tonnage tax apply. This tax relief was introduced in 1963 for 10 years and has been extended a number of times. The current expiry date is 31 December 2020 and it is likely that it will be extended.

Essentially, the relief provides that;

- no income tax is payable on the profits derived from any shipping activity by a Cyprus shipping company which owns or bareboat charter ships under the Cyprus flag or foreign ships under parallel

registration[1] in Cyprus. It is proposed that EU flagged vessel shall obtain equal status as Cyprus flagged vessels. There is, however, a delimitation towards "trading income" which is taxed at the normal corporate rate of 10 %, e.g. if the company's line of business is the trade of contracts and vessels, which are not used before sold. This does not qualify as "shipping activity".

- no capital gains tax is payable on the sale or transfer of a ship or shares in a shipping company
- no income tax is payable on the salaries of officers and crew of Cyprus ships which operate in international waters
- no stamp duty is payable on bills of sale and mortgages on ships and related documents
- no withholding tax on dividend distribution of such profits
- no taxation of such dividends received by shareholders resident in Cyprus (individuals or companies) at all levels of distribution
- It is proposed that the exemption will apply to income from sale of Cypriot or foreign ships (including EU ships) and including ships under construction registered or not.

14.4.2.2 Non-Cyprus flag

Cyprus companies, that generate profits from shipping activities of ships under non-Cyprus flag, are taxed under normal taxation rules and they are liable to corporation tax at the rate of 10 %. It is proposed that full exemption shall be given to such vessels as well, provided they are part of a fleet of Cyprus or EU ships and do not exceed 40% of the total tonnage capacity of the fleet.

14.4.2.3 Tonnage tax

Tonnage tax is payable by shipowners of Cyprus flag ships. Tonnage tax is calculated annually as a fixed amount per unit of sea water displaced by the ship. The tax depends on the **tonnage** of the ship and its **age.**

Tonnage Tax of a ship = (Basic Charge + Gross Tonnage Increment) x Age Multiplier

Basic Charge = C£100 (US$ 222)

Gross tonnage increment

For each unit up to 1600 units:	C£0.26/$0.59
For each unit between 1601-10000 units:	C£0.16/$0.35
For each unit between 10001-50000 units:	C£0.06/$0.13
For each unit over 50000 units:	C£0.04/$0.09

Age Multiplier

Up to 10 years	0.75
11-20 years	1.00
Over 20 years	1.30

The tonnage tax as calculated above is reduced by 30 % under certain conditions, the most important of which is that the ship's manning and maintenance is granted to a Cypriot or EU ship management company with a fledged office in Cyprus.

14.4.2.4 Ship management activities

Cyprus also offers a very favorable taxation regime for ship management services rendered by Cyprus ship management companies. These rules will not be reviewed closer as DESS PLC does not intend to perform such activities.

[1] Parallel in registration: a vessel that is currently registered under a foreign flag can be parallel registered under a Cyprus flag for a certain period of time. During this period the other registry will be suspended, the vessel will be able to fly only the Cyprus flag and therefore have its profits from shipping operations fully exempt when operated by a person, legal or physical, resident in Cyprus.

15 Legal Matters

15.1 Legal and arbitration proceedings

There are no, and have not been during the previous 12 months, material claims, actions, suits, litigation or proceedings pending, expected or threatened against or affecting DESS ASA or any of its subsidiaries or any of its assets before any court, arbitrator or any administrative body or governmental authority, nor is there any qualified basis for any such claim, action, suit, litigation or proceeding that has not been disclosed herein

15.2 Material contracts

The DESS Group currently holds 20 shipbuilding contracts for delivery in 2006 – 2009. Please refer to section 11.6.2 above for further information concerning these contracts.

Other than contracts entered into in the ordinary course of business, DESS ASA and its subsidiaries have not entered into material contracts or contracts which contain any provision under which any member of the group has any obligation or entitlement which is material to the group as at the date of the Document, prior to the publication of this Document.

15.3 Related party agreements

To enable a cost effective operation, finance, accounting and reporting will has been sourced from Bergshav, who makes their professional organization available to the DESS Group on a cost efficient and arms-length basis. The accounting services include standard accounting services for an annual fee of mNOK 1.3 (~mUSD 0.2). The remuneration shall be adjusted annually based on the increase in the Norwegian Consumer Price Index, first adjustment to take place in January 2007. The contract period is 10 years and with option for the DESS Group to extend one year at the time. Each party has the right to terminate with 6 months notice.

15.3.1 Ship management in the North Sea region agreement – Bergshav

Bergshav has the ship technical management of all vessels operating within the North Sea region. The agreement can be terminated with six months notice. The annual management fee is NOK 1,050,000 per vessel. The fee is excluding "out-of-pocket" expenses (travel etc.) and is subject to annual review. In addition, it has been agreed that Deep Sea Supply Shipowning shall pay a crew management fee of approximately USD 60,000 per year per vessel. Bergshav has outsourced the crew management to OSM AS (based in Arendal, Norway). All agreements with Bergshav have been entered into on an arms lengths basis. The agreement can be terminated with six months notice. Management fee and crew support costs is payable one month from termination date. In addition, severance costs up to USD 50,000 may incur. However, the parties are entitled to terminate with immediate effect in case of late payment by Deep Sea Supply Shipowning or any of the parties' continuing default and without paying termination costs.

15.3.2 Ship management outside the North Sea region agreement – Tidewater Marine

Tidewater Marine has an option to provide ship management services until 18 July 2015 for all vessels of the DESS Group operating outside the North Sea region. The DESS Group shall notify Tidewater in advance of any proposal to utilize the vessels outside the said region, in which Tidewater has five Business Days to exercise the management option. The option does not apply to short-term charters of less than 45 days duration. Pursuant to the agreement Deep Sea Supply Shipowning shall indemnify Tidewater Marine (its employees, subcontractors, underwriters etc) for any losses, damages etc. incurred by Tidewater Marine and which is caused by Tidewater Marine under the performing of its duties under the agreement irrespective of Tidewater Marine's negligence or otherwise. Nevertheless, Tidewater Marine is responsible for illness, injury or death of the crew. The management fee is USD 1,000 per vessel per day. The fee is excluding operating expenses. The management fee for the ship management option is subject to annual adjustment. The agreements with Tidewater were entered into as part of the acquisition of the 6 AHTS vessels. Currently Tidewater manages two vessels for the DESS Group.

15.3.3 Yard supervision agreement – Thome Ship Management

Thome is responsible for the construction supervision at the Cochin, ABG and Jaya Shipyards and is paid a fixed fee of USD 9,000 per month per yard, plus out of pocket expenses.

///

15.3.4 Loan agreement – Hemen Holding Limited

Hemen Holding Limited has agreed to issue a short term loan facility to DESS PLC for a maximum loan commitment of mNOK 235 to facilitate the acquisition of any remaining DESS ASA Shares subsequent to successful completion of the Exchange Offer as further described in section 5.3.3 "Mandatory Offer" and in section 5.3.4 "Compulsory acquisition". The manner of repayment of this short term loan facility by DESS PLC will depend upon the actual amount drawn, but can include a share issue, the raising of new debt or the use of cash funds (or a combination of the preceding alternatives).

16 Additional information

16.1 Appendicies and Documents on display

16.1.1 Appendicies

Appendix I	Articles of Association and Memorandum of Incorporation of DESS PLC
Appendix II	Annual report 2004 for DESS ASA
Appendix III	Annual report 2005 for DESS ASA
Appendix IV	Technical specifications of the vessels
Appendix V	Technical specifications newbuilds
Appendix VI	Valuation reports vessels and shipbuilding contracts
Appendix VII	Registrar Agreement
Appendix VIII	Condensed consolidated interim financial information 30 September 2006 for DESS ASA
Appendix IX	Report and financial statements 9 November 2006 for DESS PLC
Appendix X	Acceptance Form

16.1.2 Documents on display

The following documents (or copies thereof) may be inspected at www.deepseasupply.no:

- The Articles of Association of DESS PLC.
- Historical financial information including auditor's report for the financial years ending 31 December 2004 and 31 December 2005 for the DESS Group.
- Report and financial statements 9 November 2006 for DESS PLC.
- Stock exchange notices, including quarterly reports, distributed by the DESS Group through Oslo Børs' information system at www.newsweb.no.

16.2 Statements from experts referred to in this Document

DESS PLC has not relied on the services of experts in the preparation of this Document.

16.3 Confirmation of exact reproduction of third party information

DESS PLC confirms that all information in this Document which has been sourced from a third party has been accurately reproduced and that as far as DESS PLC is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

16.4 Forward looking statements

This Document includes forward-looking statements regarding the DESS Group, including projections and expectations, which involve risk and uncertainty. When used in these documents, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the DESS Group or its management, are intended to identify forward-looking statements. Such statements are included without any guarantee as to their future realization. Although DESS PLC believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such projections will be fulfilled. Any such forward looking statement must be considered along with knowledge that actual events or results may vary materially from such predictions due to, among other things, political, economic, financial or legal changes in the markets in which DESS PLC does business, and competitive developments or risks inherent to DESS PLC's business plans. Many of these factors are beyond DESS PLC's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements.

16.5 Market data

All references to market data, industry statistics and industry forecasts in this Document consist of estimates compiled by industry professionals, organisations, analysts or publicly available information. Industry publications generally state that their information is obtained from sources they believe reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. DESS PLC has not independently verified such information and

therefore cannot guarantee its accuracy and completeness. The information in this Document that has been sourced from third parties has been accurately reproduced and, as far as DESS PLC is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading. In this Document, DESS PLC makes certain statements regarding its own competitive position and market leadership following the completion of the Exchange Offer and the competitive position and market leadership of DESS ASA. DESS PLC believes these statements to be true based on market data and industry statistics.

16.6 Presentation of financial information

DESS ASA's financial statements of DESS ASA have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU. IFRS differ in certain material respects from the accepted accounting principles in other jurisdictions. DESS ASA Shareholders should consult their own accounting experts in order to understand how such differences may be relevant for their review of the company's financial statements.

Certain financial and other information set forth in tables in this Document has been rounded, for the convenience of the readers. Accordingly, in certain instances, the sum of the numbers in a column may not confirm exactly to the total figure given, any such rounding differences are not material.

16.7 Information on holdings

DESS ASA does not have holdings in undertakings except for its subsidiaries which are described elsewhere in this Document.

DESS PLC does not have holdings in undertakings prior to the completion of the Exchange Offer.

16.8 This Document

DESS PLC has furnished the information in this Document. The Managers make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Document is, or shall be relied upon as, a promise or representation by the Managers.

17 Definitions and Glossary

Unless stated otherwise in this Document or the context so requires, capitalized terms used in this Document shall have the meanings given to such terms in this chapter. These definitions also apply to the pages preceding this chapter.

ABS	American Bureau of Shipping. One of the world's leading ship classification societies.
Acceptance Form	The form of acceptance to be distributed to and used by DESS ASA Shareholders when accepting the Exchange Offer. The Acceptance Form is enclosed as Appendix X to this Document.
AHTS	Anchor Handling Tug Supply vessel. AHTS is designed to support the drilling rigs with services including towing, setting anchors and general cargo transportation.
BA-HR	Bugge, Arentz-Hansen & Rasmussen, Stranden 1, 0250 Oslo, Norway.
Bergshav	Bergshav Management AS.
BHP	Brake Horse Power. Horsepower delivered to the output shaft of a motor or engine. This is a measurement standard used by manufacturers to help consumers compare engines.
Bond Loan	DESS ASA issued a 5-year mNOK 200 bond on 23 January 2006 with 2nd priority mortgage in the first six AHTS vessels. The Bond Loan is listed on the Oslo Børs (Oslo Stock Exchange) with ticker DESS01 and ISIN no. NO 001 0297955.
Bond Loan Agreement	The loan agreement dated 20 January 2006 between Deep Sea Supply ASA and Norsk Tillitsmann ASA on behalf of the bondholders in respect of the FRN Deep Sea Supply ASA Bond Issue 2006/2011 (ISIN NO 001 029795.5).
Bondholder	The registered or beneficial holder of one or more bonds under the FRN Deep Sea Supply ASA Bond Issue 2006/2011 (ISIN NO 001 029795.5).
Bondholder Meeting	The meeting of Bondholders as regulated in the Loan Agreement.
Borrowers	The three shipowning subsidiaries of DESS ASA (Deep Sea Supply Shipowning, DESS Cyprus and DESS PSV) defined as borrowers under the Loan Facility Agreement.
BP	Bollard Pull. Bollard pull refers to a test of a vessel's capability to pull, measuring how many tons of pull are being applied.
Business Day	Any day except a Saturday, Sunday or any other day on which commercial banking institutions in Norway are not open for general business.
Closing Date	The date on which all Conditions of the Exchange Offer have been fulfilled or, where applicable, waived by DESS PLC, and DESS PLC has accepted for Settlement all DESS ASA Shares validly tendered pursuant to the Exchange Offer, as evidenced by an announcement pursuant to section 4.10. The Closing Date will be no later than 7 Business Days after the Expiration Date. DESS PLC expects the Closing Date to occur on or about 20 December 2006.
Co-lead Manager	Pareto
Conditions	The conditions that DESS PLC requires be satisfied, if not waived, to complete the Exchange Offer as further described in section 4.6.
Cyprus Vessels	The three AHTS vessels and SBCs owned by DESS Cyprus Ltd and DESS PSV Ltd; Sea Bear, Sea Wolf, Sea Leopard and the 19 SBCs at ABG, Cochin and Jaya.
Deep Sea Supply Shipowning	Deep Sea Supply Shipowning AS
DESS ASA	Deep Sea Supply ASA, a public limited liability company incorporated under the laws of Norway.
DESS ASA Board	The board of directors of DESS ASA.

DESS ASA Shareholder	The registered or beneficial owner of one or more shares in DESS ASA.
DESS ASA Shares	The issued and outstanding shares of DESS ASA, each with a nominal value of NOK 1.
DESS Cyprus	DESS Cyprus Limited.
DESS Group	DESS ASA and its subsidiaries. The definition of DESS Group also includes DESS PLC following completion of the Exchange Offer.
DESS PLC	Deep Sea Supply Plc, a public limited liability company incorporated under the laws of Cyprus.
DESS PLC	Deep Sea Supply Plc.
DESS PLC Board	The board of directors of DESS PLC.
DESS PLC Shares	The issued and to be issued shares of DESS PLC, each with a nominal value of USD 0.02 (two cent).
DESS PSV	DESS PSV Limited.
DNV	Det norske Veritas. One of the world's leading ship classification societies.
Document	This Document comprising the (i) Exchange Offer and (ii) the prospectus for admission to listing of DESS PLC on Oslo Børs.
DWT	Dead Weight Tonnes. Weight in tonnes of cargo and passengers carried by the ship, stores fuel, passengers and crew carried by the ship when loaded to her maximum summer load line.
Exchange Offer	The voluntary offer made by DESS PLC to acquire all of the issued and outstanding DESS ASA Shares against a consideration of shares in DESS PLC, as further described in this Document.
Expiration Date	16:30 Oslo time (10:30 am United States Eastern Standard Time) 15 December 2006, unless and until DESS PLC shall have extended the Offer Period pursuant to the terms of the Exchange Offer, in which event the Expiration Date shall mean the time and date as further specified by DESS PLC.
FiFi	Fire Fighting. Some offshore vessels are equipped with Fire Fighting equipment.
First Securities	First Securities ASA Fjordalléen 16. Aker Brygge P.O. Box 1441 Vika N-0115 Oslo, Norway
Fortis	Fortis Bank (Nederland) N.V.
GAAP	Generally Accepted Accounting Principles.
Hemen Holding or Hemen	Hemen Holding Ltd. Meliza Court, 4th Floor, 229 Arch, Makarios III Ave, 3105 Limasol, Cyprus
IFRS	International Financial Reporting Standards.
ISIN	International Securities Identification Number.
Lead Manager	First Securities
Lloyd's	Lloyd's Register. One of the world's leading ship classification societies.
Loan Facility Agreement	Bank syndicate with Fortis as mandated lead arranger consisting of two facilities; the NOK Loan (mNOK 658) and the USD Loan (mUSD 282).
Mangers	The Lead Manager and Co-lead Manager, jointly or separately as the case may be.
mNOK	Million NOK.
mUSD	Million USD.
NGAAP	Norwegian Generally Accepted Accounting Principles.
NOK	Norwegian Kroner.
NOK Loan	One of the two facilities under the Loan Facility Agreement. Deep Sea Supply Shipowning is borrower of the facility with a maximum loan commitment of

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	mNOK 658.
North Sea Region	The Norwegian Continental Shelf, the United Kingdom Continental Shelf and other continental shelves bordering the North Sea and the Barents Sea.
Norway Vessels	The four AHTS vessels and SBC owned by Deep Sea Supply Shipowning AS; Sea Lynx, Sea Tiger, Sea Panther, Sea Cougar and the SBC at Havyard.
Norwegian Code of Practice for Corporate Governance	The Norwegian Code of Practice for Corporate Governance, recommended by Norsk Utvalg for Eierstyring og Selskapsledelse (NUES) on 8 December 2005
Offer Period	The period from and including 5 December 2006 to and including 16:30 Oslo time (10:30 am United States Eastern Standard Time) 15 December 2006, and any extension thereof as specified by DESS PLC pursuant to the terms of the Exchange Offer.
Offer Price	The share consideration of 1 DESS PLC Share offered to DESS ASA Shareholders for each DESS ASA Share.
Oslo Børs	Oslo Børs ASA (in English: "the Oslo Stock Exchange").
Pareto	Pareto Securities ASA, Dronning Mauds gate 3, P.O. Box 1411 Vika, N-0115 Oslo, Norway
PSV	Platform Supply Vessels. Designed to carry a wide variety of cargoes from fuel, drilling fluids, cement or mud in tanks beneath the decks and casing, drill pipe, tubing and miscellaneous deck cargo on open decks.
Public Limited Companies Act	The Norwegian Public Limited Liability Companies Act of 13 June 1997 No. 45.
Register of Business Enterprises	The Register of Business Enterprises at Brønnøysund, Norway ("Foretaksregisteret").
Rights Holder	A person or entity registered in VPS with rights to DESS ASA Shares in a specific VPS account, whereby consent from the Rights Holder is required in order to transfer the said DESS ASA Shares from the VPS account in question.
SBC	Shipbuilding contract. A contract for the building of a new vessel.
Seatankers	Seatankers Management Co. Ltd., P.O. Box 53562, CY-3399, Limasol, Cyprus
SEC	U.S. Securities and Exchange Commission.
Securities Trading Act	The Securities Trading Act of the Kingdom of Norway of 19 June 1997 No. 79.
Settlement	The issuance of DESS PLC Shares to tendering DESS ASA Shareholders against the transfer of DESS ASA Shares to DESS PLC.
Settlement Date	The date of issuance of DESS PLC Shares by DESS PLC to accepting DESS ASA Shareholders against the transfer of DESS ASA Shares to DESS PLC, falling no later than 7 Business Days after the Closing Date.
Stock Exchange Regulation	The Stock Exchange Regulation of the Kingdom of Norway of 17 January 1994 No 30.
Thome	Thome Ship Management PTE Ltd., 16 Raffles Quay, #43-01, Hong Leong Building, Singapore 048581 P.O. Box 2844 Singapore 904844
Tidewater	Tidewater Inc or any of its subsidiaries, 601 Poydras Street, Suite 1900, New Orleans, Louisiana 70130, USA
U.S.	United States of America.

U.S. Securities Act	The U.S. Securities Act of 1933, as amended.
USD	United States Dollars.
USD Loan	One of the two facilities under the Loan Facility Agreement. DESS Cyprus Ltd and DESS PSV Ltd are joint and several borrowers of the facility with a maximum loan commitment of mUSD 282.
VPS	Verdipapirsentralen ASA (The Norwegian central registry of securities).
VPS Registrar	Nordea Bank Norge ASA.
VPS Registrar Agreement	The agreement between the VPS Registrar and DESS PLC as included as Appendix VII to this Document.
Warrant Agreement	The share warrant agreement between DESS ASA and Drawbridge Special Opportunities Fund LP, dated 14 July 2005.
Warrant or Warrants	Each of or all the 1,791,667 independent subscription rights issued by DESS ASA pursuant to the Warrant Agreement. As per the date of this Prospectus, 1,671,667 of the original 1,791,667 Warrants have not been exercised.

18 Non financial information issues – Specialist issuer

The "Commission Regulation (EC) No 809/2004" of 29 April 2004, Article 23 and Recital 22, proposes certain additional information to be considered included in a prospectus where the issuer is categorized as a Specialist issuer.

In accordance with "CESR's recommendations for the consistent implementation of the European Commission's Regulation on Prospectuses No 809/2004" of January 2005 regarding the preparation of prospectuses for Specialist issuers, this section will set forth relevant non financial information required for DESS PLC as a Start-up Company and as a Shipping Company.

18.1 Information concerning Start-up companies

By reviewing this Document and particularly sections 2 "Risk factors", 8 "Description of DESS PLC" and 12 "Board of directors, management and employees", the reader of this Document should be able to ascertain the information recommended included by CESR (The Committee of European Securities Regulators) for Start-up companies.

18.2 Information concerning Shipping companies

18.2.1 Management of the vessels

The DESS Group has outsourced the management of its vessels to two management companies. Bergshav Management manages the vessels operating in the North Sea region. The agreement is described further in section 15.3.1. Tidewater Marine manages the vessels operation outside the North Sea. This agreement is described further in section 15.3.2. In addition, the DESS Group has outsourced the supervision of the newbuilding activity to Thome Ship Management, described further in section 15.3.3. Thome will obtain the ship management agreements for the first batch of newbuilds completed.

18.2.2 Information regarding the operating vessels of the DESS Group

Reference is made to section 8.5.1 for information regarding the DESS Group's 7 operating AHTS vessels.

18.2.3 Newbuild and upgrading contracts

Currently, the DESS Group has 20 shipbuilding contracts which are either in progress or with firm commitments for future construction. The DESS Group has recently completed its upgrading program for its operating vessels and has no future commitments or intentions of further upgrading work as per the date of this Document.

Reference is made to section 11.6.2 for information regarding the DESS Group's 20 shipbuilding contracts.

18.2.4 Valuation of the DESS Group's vessels and shipbuilding contracts

The DESS Group has appointed 2 independent brokers to perform valuations of the fleet. The valuation exercises were performed by R.S. Platou Offshore AS ("Platou") and Pareto Offshore ASA ("Pareto"), and are dated 22 August 2006 and 9 August 2006 respectively. Platou and Pareto are perceived by the market to be experienced independent experts, and are not related to other aspects of the processes involving the uses of this Document. Both the appointment of Pareto Offshore ASA as independent broker and their subsequent delivery of the valuation report occurred prior- and un-related to Pareto Securities ASA's appointment as Manager for the Exchange Offer.

The brokers' estimates are based on the brokers' opinions of the conditions prevailing in the sale and purchase market and in the charter market at the date of the valuation. Furthermore, the brokers' estimates are based on the estimated value each vessel would be sold from a willing seller to a willing buyer on a charter free basis ready for operations, delivered today with the relevant specifications. Relevant specifications including yard of origin, on-board equipment and relevant technical specifications (please refer to sections 8.5.1 and 11.6.2 for further details about the vessels' characteristics).

The brokers' valuation reports are enclosed in Appendix VI and can be summarized as follows:

Vessels in operation

Vessel	Type	Platou estimates (mUSD)	Pareto estimates (mUSD)	Value in last annual account (mNOK)	Approx. mUSD value in last annual account
Sea Leopard	AHTS	35-38	35-37	201.8	~29.8
Sea Bear	AHTS	35-38	35-37	201.9	~29.8
Sea Wolf	AHTS	35-38	35-37	201.9	~29.8
Sea Panther	AHTS	35-38	35-37	201.9	~29.8
Sea Lynx	AHTS	35-38	35-37	204.4	~30.3
Sea Tiger	AHTS	35-38	35-37	204.4	~30.3
Sea Cougar	AHTS	35-38	35-37	n/a	n/a

Shipbuilding contracts

Vessel	Type	Expected delivery	Platou estimates (mUSD)	Pareto estimates (mUSD)
Sea Lion (Havyard)	AHTS	Sep 08	-[1]	-[1]
Sea Cheetah (Jaya 858)	AHTS	Feb 07	36-40	40
Sea Jaguar (Jaya 859)	AHTS	May 07	36-40	40
Sea Otter (ABG 237)	AHTS	Oct 06	12-14	15
Hn 257 (ABG 257)	AHTS	Jul 07	12-14	15
Hn 258 (ABG 258)	AHTS	Oct 07	12-14	15
Hn 270 (ABG 259)	AHTS	Jan 08	12-14	15
Hn 271 (ABG 260)	AHTS	Apr 08	12-14	15
Hn 272 (ABG 261)	AHTS	Jul 08	12-14	15
Hn 273 (ABG 262)	AHTS	Oct 08	12-14	15
Hn 274 (ABG 263)	AHTS	Jan 09	12-14	15
Hn 275 (ABG 264)	AHTS	Apr 09	12-14	15
Sea Trout (Cochin BY-56)	PSV	Oct 06	18-22	21
Sea Halibut (Cochin BY-57)	PSV	Jan 07	18-22	21
Sea Angler (Cochin BY-58)	PSV	Apr 07	18-22	21
Sea Pike (Cochin BY-59)	PSV	Aug 07	18-22	21
Sea Bass (Cochin BY-60)	PSV	Dec 07	18-22	21
Sea Pollack (Cochin BY-61	PSV	Apr 08	18-22	21
Sea Turbot (Cochin BY-62)	PSV	Aug 08	18-22	21
Sea Witch (Cochin BY-63)	PSV	Dec 08	18-22	21

[1] The SBC for the AHTS vessel at Havyard was acquired for mNOK 252.2 in July 2006 (equaling approximately mUSD 40). There has been no valuation made by brokers on this SBC since the acquisition.

The difference between the value in the last annual account and the shipbrokers' valuations for the DESS Group's operating vessels can be described to the improved market experienced in the period between these

valuations. A valuation of an offshore supply vessel as an asset will be highly affected be the revenues obtainable by the vessel. To illustrate this, the average gross income generated by each AHTS vessel owned by the DESS Group in December 2005 was NOK 173,000, while the corresponding figure for August was NOK 249,000.

Appendix I Articles of Association and Memorandum of Incorporation of DESS PLC

THE COMPANIES LAW, CAP. 113
OF THE STATUTE LAWS OF THE REPUBLIC OF CYPRUS

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

DEEP SEA SUPPLY PLC

MONTANIOS & MONTANIOS
Advocates & Legal Consultants
Diagoras House
16 P. Catelaris Street
1097 Nicosia – Cyprus

AVM/VK/5538

THE COMPANIES LAW, CAP. [113]
OF THE STATUTE LAWS OF THE REPUBLIC OF CYPRUS

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF
DEEP SEA SUPPLY PLC

---

1. The name of the Company is:

   DEEP SEA SUPPLY PLC

   (hereinafter referred to as "the Company").

2. The registered office of the Company will be situate in Cyprus.

3. The objects for which the Company is established are:

   3.1 To engage and invest, directly or indirectly, by itself or through subsidiaries or part-owned companies, partnerships or other forms of entities, in the international offshore anchor handling and supply vessel business, and to do all such acts and things as are related thereto, including without limitation the acquisition, construction, leasing, chartering, operation and manning of such vessels and everything incidental thereto.

   3.2 To exercise and impose all the rights and powers deriving from or attached to the ownership of any shares, share capital, debentures or other titles or securities or emanating from agreements or guarantees or other security, including (without limitation to the generality of the foregoing) all the powers of veto, supervision or control, that may be provided by virtue of the possession by the Company of such number of shares or debentures or such special proportion of the issued capital of the company in which the Company is investing, and to provide directorship and other executive, supervisory and consultancy services to any company in which the Company has an interest and on such terms as shall be considered appropriate.

1

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3.3 To acquire the whole or any part of the shares, debentures, debenture or other stock or other securities of any company, authority or undertaking the acquisition of which could in the opinion of the Directors promote or be conducive to the objects or enhance the property or interests of the Company and to manage, deal with, replace, exchange or dispose of same.

3.4 To apply for, take out, purchase or otherwise acquire, lease, exchange, register and use any patents, brevets d' invention, trade marks, copyrights, licences, business names, concessions, easements, rights or privileges and to sell, lease, assign or otherwise secure or grant licences or consents for the use thereof or any of them.

3.5 To acquire by purchase, gift or exchange or otherwise, possess and register in the name of the Company, manage, exchange, assign, lease, sub-lease, develop, equip, charge, mortgage, sell or otherwise dispose of movable or immovable property of any nature including ships, vessels, lands, building sites, plots, buildings and any easements, privileges, shares, licences or other rights or interests in or over movable or immovable property.

3.6 To hold, possess, use, construct, improve, convert, extend, equip, furnish, administer, operate, manage immovable property, buildings, other installations, works, places or other structures and generally to develop, improve or manage property belonging to or in the possession, control or management of the Company.

3.7 To finance, lend or advance credit or other financial assistance, or to provide assistance or services for the securing of finance, lending or credit or other assistance, excluding any kind of banking business, to persons associated or dealing with the Company or its subsidiaries or part-owned companies.

3.8 To help, aid and assist in all and every possible way, whether commercially, financially or otherwise, any company belonging to the same group of companies as the Company, or being managed and controlled by the same person or persons, including (without limitation) the Company's holding, parent, affiliated, associated or subsidiary company or companies; to co-operate, mutually assist, collaborate and/or participate in a joint venture in all fields of business, commercial, property, and/or economic enterprises with any company or companies belonging to the same group as the Company, and/or controlled by the same person or persons for the purpose of growing, and/or expanding its overall or particular activities.

3.9 To mortgage and/or charge the undertaking of the Company and all or part of the movable or immovable property, present or future, and all or part of the uncalled capital of the Company.

2

3.10 To guarantee the payment of any monies or the fulfilment or performance of any obligation or contract of any government, administrative body, legal or natural person, company or firm; to give and accept counter-guarantees, cross-guarantees and to give guarantees and indemnities in general to any person or company and to secure such guarantees and indemnities by mortgaging or charging the assets of the Company.

3.11 To mortgage and/or encumber the whole or part of its movable or immovable property by way of security and/or guarantee for a loan or any other facility, banking or otherwise, provided to the Company itself or to any member of the same group as the Company.

3.12 To buy or otherwise acquire the whole or any part of the undertaking, property, assets and liabilities of any company, firm, body or person whose objects coincide in whole or in part with the objects or activities of the Company or any of them and to carry on, continue or liquidate any such undertaking.

3.13 To establish, acquire, manage, carry on, or assist or participate directly or indirectly in the establishment, acquisition, management or carrying on of any trade, work or business of any nature and to carry out any trade, work or business which may be profitably carried out by the Company in relation to, in conjunction with or as ancillary to, any other objects or activities or the general business of the Company.

3.14 To establish, set up, enter into, administer, operate or manage subsidiaries, representative offices, branches, agencies, sponsorships, or other arrangements in any part of the world.

3.15 To invest available monies of the Company in such investments as the Directors shall decide and in particular for that purpose to acquire by purchase or in any other manner, maintain, exchange, deal with shares, stocks, debentures or other securities or other interests or rights or other movable or immovable property.

3.16 To contract, obtain or grant loans, credits or other financial or credit facilities with or without security in such way as the Company may consider fit and to mortgage, pledge or charge its undertakings or any part thereof, assets, movable and immovable property, present or future, wherever situate, including the uncalled capital of the Company or any part thereof, to secure any loan or loans, facilities or other obligations of the Company entities within the same group as the Company parties and to issue bonds, promissory notes, debentures, bills, securities, floating debentures or debentures payable at such time and manner as the Company may think proper.

3.17 To accept mortgages, bonds, charges, debentures or other securities and to assign, transfer, alter, substitute or release same.

3

3.18 To sign, execute, endorse, transfer, negotiate and discount promissory notes, bonds, bills, bills of lading and other negotiable or transferable documents, instruments or titles or other mercantile documents and do any other similar transactions excluding banking business.

3.19 To establish, promote or participate in the establishment of any company in any country of the world and to acquire by subscription, purchase or otherwise and to accept, take, hold, exchange, sell or otherwise dispose of shares, stocks, debentures or other securities or interests in any company, body or undertaking.

3.20 To issue and allot fully or partly paid shares in the capital of the Company for the payment of any shares or other securities in any other company or any movable or immovable property or any other rights or interests purchased or otherwise acquired by the Company or for any service rendered to the Company and to pay in any other way for any property or service thus acquired or rendered.

3.21 To enter into any agreement or contract or arrangement and do any act with any State, Governmental, Municipal or other authority, body or organ or with any person as in the circumstances may be considered necessary or conducive to the attainment of the objects of the Company.

3.22 To amalgamate or enter into and carry into effect any contract or arrangement for a joint venture, partnership, union of interests, participation in profits, or co-operation with any person, legal or natural, in Cyprus or abroad, carrying on or interested in carrying on any business, work or activity which the Company may carry on, or which may in the opinion of the Directors be carried on in conjunction with the business of the Company or in a way serving directly or indirectly the objects of the Company.

3.23 To sell or otherwise alienate or dispose of, exchange, mortgage, charge, assign, transfer the undertaking of the Company or any part thereof for such consideration and under such terms as the Company may consider fit and in particular, but without prejudice to the aforesaid generality, in consideration of shares, debentures or other securities of any other company.

3.24 To distribute *in specie* among the members any assets of the Company or the proceeds of sale or disposition thereof and in particular, but without prejudice to this generality, any shares, debentures or other securities of any other company owned or controlled by the Company or with which the Company may have entered into any contract or arrangement in relation to the take over of the assets or business of the Company, or which the Company may have power to dispose.

3.25 To purchase or otherwise acquire any shares in the Company's share capital.

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3.26 To amalgamate, merge, reorganise, restructure, reconstruct the Company or its capital and to take, enter into and perform any act, contract, compromise, arrangement or procedure which may be considered beneficial, useful or necessary for the Company or any of its objects.

3.27 To pay all costs, charges and expenses incurred or sustained in or about the promotion, formation and establishment of the Company or which the Company shall consider to be in the nature of preliminary expenses, including study, consultancy, printing and similar expenses.

3.28 To establish and maintain profit sharing schemes for any persons who are in the employment of the Company or in the employment of any other company which belongs to the same group of companies as the Company or persons who are Directors or officers of the Company or of any other company which belongs to the same group of companies as the Company.

3.29 To establish, participate, finance and maintain or contribute to the establishment and maintenance of any pension, provident or other fund by contributions or otherwise for the welfare or assistance of any persons which are or at any time have been in the employment of the Company or of any other company which belongs to the same group of companies as the Company or any person or persons who are or at any time have been Directors or officers of the Company or of any other company which belongs to the same group of companies as the Company or the spouses, widows, families or the dependants of any such persons and to pay or otherwise contribute to the granting to such persons of donations, bonuses, grants, contributions or other assistance.

3.30 To procure the Company to be registered or recognised in any country and to comply with any terms and conditions enabling the Company to carry on business and to establish in any such country any offices, branches, agencies or sponsorships in order to achieve the objects of the Company.

3.31 To pay subscriptions or contributions for charitable, benevolent or other useful purposes of a public nature, the support of which may in the opinion of the Company contribute in the enhancement of the goodwill of the Company or its relations with its employees, customers or the public in general.

3.32 To carry out any of the above objects, business, acts or works in any country or place and either by the Company acting in its name and for its own account or as agent, broker, contractor, trustee or otherwise and either alone or in conjunction with others and either directly or through agents, contractors, subcontractors, nominees or otherwise.

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3.33 To adopt, acknowledge, ratify and perform any contract, act or transaction entered into or made for account or on behalf of the Company before incorporation with or without modifications as the Directors may think fit.

3.34 To undertake and carry out any other business, act or activity which in the opinion of the Directors may be carried out usefully, incidentally or in parallel with any other object or business of the Company or which may enhance directly or indirectly the value, usefulness or productivity of any of the business, work, assets or rights of the Company.

3.35 Generally to do all such other things as may appear to the Company to be useful, incidental or conducive to the attainment, directly or indirectly, of the above objects or any of them.

It is hereby declared that in interpreting this clause the powers conferred on the Company by any paragraph hereof shall not be limited or restricted in any way by reference to any other paragraphs or the name of the Company and each paragraph shall be interpreted independently as if each one of them contained the main object of the Company.

And it is further declared that where in this clause the word "company" does not refer to this Company, it shall be deemed to include any company or body corporate with limited liability or not or other legal person whether the same has its place of business in Cyprus or abroad and whether the same has been incorporated under the Laws of the Republic of Cyprus or of any other State. And the word "person" (unless the context expressly otherwise requires) shall be deemed to include a legal person.

4. The liability of the members is limited.

5. The share capital of the Company is U.S.$5,000,000 United States Dollars Five Million divided into 250,000,000 (Two hundred and fifty Million) shares of U.S.$0.02 (Two United States cents) each, with power of the Company to increase or reduce the same and with power to issue any of the shares in the capital, original or increased, with or subject to any preferential, special, restricted, defined or differed rights, privileges or terms as to dividend, repayment of capital, voting rights, surplus assets or otherwise, as well as with power to convert the currency of the share capital of the Company into any other currency within the framework of the reorganisation or restructuring in accordance with the Law.

Increased by Ordinary Resolution dated 30 November 2006

We, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names.

NAMES, ADDRESSES AND DESCRIPTION OF SUBSCRIBERS	Number and class of shares taken by each subscriber
1. HEMEN HOLDING LIMITED Holding Company Meliza Court, 4th Floor, 229 Arch. Makarios III Ave, 3105 Limassol, Cyprus C87804	1,999,994 ordinary shares
2. STELIOS SAVVIDES Accountant Meliza Court, 4th Floor 229 Arch. Makarios III Ave, 3105 Limassol, Cyprus I.D. Nr. 362233	1 ordinary share
3. EVA AGATHANGELOU Private Employee Meliza Court, 4th Floor 229 Arch. Makarios III Ave, 3105 Limassol, Cyprus I.D. Nr. 636341	1 ordinary share
4. DIMITRIS HANNAS Company Manager Meliza Court, 4th Floor 229 Arch. Makarios III Ave, 3105 Limassol, Cyprus I.D. Nr. 412888	1 ordinary share
5. COSTAS PALLARIS Company Manager Meliza Court, 4th Floor 229 Arch. Makarios III Ave, 3105 Limassol, Cyprus I.D. Nr. 490431	1 ordinary share

NAMES, ADDRESSES AND DESCRIPTION OF SUBSCRIBERS	Number and class of shares taken by each subscriber
6. ELEFTHERIOS MONTANIOS Advocate Diagoras House 16 P. Catelaris Street 1097 Nicosia, Cyprus I.D. N.r 341 286	1 ordinary share
7. ADAM MONTANIOS Advocate Diagoras House 16 P. Catelaris Street 1097 Nicosia, Cyprus I.D. N.r 341 286	1 ordinary share

Total number of shares taken: 2,000,000 ordinary shares

Dated this 27 day of October 2006

Witness to the above signatures:

....

HELEN GEORGIADES
Legal Executive
Diagoras House
16 P. Catelaris Street
1097 Nicosia, Cyprus

8

THE COMPANIES LAW, CAP. 113
OF THE STATUTE LAWS OF THE REPUBLIC OF CYPRUS

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

DEEP SEA SUPPLY PLC

INTERPRETATION

1. The Company shall always apply the Law and any applicable Regulations that govern or relate to public companies.

2. In these Articles:

"these Articles or these Regulations"	means the Articles of Association herein set out or as may from time to time be altered or amended by Special Resolution of the Company.
"the Board or the Directors"	means (in respect of either term) the Board of Directors of the Company or the Directors present at a duly convened meeting of the Board at which a quorum is present.
"the Company"	means Deep Sea Supply Plc
"dividend"	means dividend or bonus.
"the Law"	means the Companies Law, Chapter 113 of the Statute Laws of the Republic of Cyprus as amended to date or any law substituting the same, and includes any future amending law.
"Member or Shareholder"	means member or shareholder of the Company.
"the Office"	means the Registered Office of the Company for the time being.
"the Register"	means the Register of Members of the Company.
"the Republic	means the Republic of Cyprus.

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or Cyprus"

"the Seal"	means the common seal of the Company.
"the Secretary"	means any person appointed to perform the duties of the secretary of the Company.

Expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography, and other modes of representing or reproducing words in a visible form.

Unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Law or any statutory modification thereof in force at the date at which these Articles become binding on the Company.

TABLE A EXCLUDED

3. The Regulations contained in Table A of the First Schedule to the Law shall not apply except in so far as the same are repeated or contained in these Articles.

BUSINESS

4. The Board of Directors shall from time to time decide which particular business or other activities that shall be carried out, within its object clause, by the Company.

SHARE CAPITAL, ALTERATION OF CAPITAL AND VARIATION OF RIGHTS

5. The Board of Directors may allot or otherwise dispose of the shares of the Company and grant options or special purchase rights in relation thereto, to such persons at such times and generally on such terms and conditions as the Board thinks proper, and whether at their nominal value, or at a premium, only with the approval of two-thirds of the votes and share capital represented at the general meeting.

6. The general meeting may grant the Board an authorization to issue shares and to determine the terms and conditions of such issue. Such decision requires the approval of two-thirds of the votes and share capital represented at the general meeting. The designation shall only take place for a specific period of no more than two years and may not be extended by more than two years on each occasion.

7. In the event of an issue of shares, Shareholders shall have a pre-emptive right in proportion to the number of shares which they own, notwithstanding the provisions of the law. In respect of the issue of shares there shall be no pre-emptive right to shares issued to employees of the Company or of a group company. The Board may limit or debar the pre-emptive right accruing to Shareholders, if and in so far as the Board has been designated by the general meeting for this purpose as the authorized body for the period of such designation. The designation shall only take place for a specific period of no more than two years and may not be extended by more than two years on each occasion.

8. If a designation as referred to in the aforesaid is not in force, the general meeting may, upon the proposal of the Board, limit or debar the pre-emptive right accruing to shareholders. A resolution of the general meeting to limit or exclude pre-emptive rights or to designate the

Board as authorized to resolve upon limiting or excluding of pre-emptive rights requires two-thirds of the votes and share capital represented at the general meeting.

9. There is only one class of shares in the company.

10. The Company may only issue shares with preferred, deferred or other rights or such restrictions, whether in regard to dividend, voting, return of capital if the general meeting approves such decision with the majority requirements laid down in this provision. A resolution which has the effect on issued shares that the Shareholders right to dividend or to the assets of the Company is reduced in any way requires the approval of nine tenths of the share capital represented at the general meeting as well as two thirds of the votes and share capital represented at the general meeting. A resolution which has the effect on issued shares that the Shareholders' obligations to the Company are to be increased, or that the shares may be subject for compulsory redemption, requires unanimity. If such a resolution only affects some of the Shareholders, the resolution shall require the endorsement of all affected Shareholders as well as two thirds of the votes and share capital represented at the general meeting.

11. The Company may by a resolution requiring two thirds of the votes and share capital represented at the general meeting decide to reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law.

12. The Company may by a resolution requiring two thirds of the votes and share capital represented at the general meeting decide to:

(a) consolidate and divide all of its share capital into shares or larger amount than its existing shares;

(b) subdivide its existing shares into shares of smaller amount that is fixed by the memorandum of association subject, nevertheless, to the provisions of section 60(1)(d) of the Law;

13. Except as required by law, no person shall be recognised by the Company as holding any shares upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

14. Notwithstanding the foregoing but always subject to the provisions of section 112 of the Law, the Company may, if it so wishes and if so notified in writing to that effect, recognise the existence of a trust in respect of any share even if it cannot enter the same in the Register of Members of the Company. Such recognition is notified by letter to the trustees and remains irrevocable for as long as the trust subsists, even if the trustees or some of them are replaced.

15. Every person whose name is entered as a member in the Register of Members shall be entitled without payment to receive within two months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of such sum as the Directors shall from time to time determine for every certificate after the first. Every

certificate shall be under the seal and shall specify the shares to which it relates and the amount paid up thereon.

16. If a share certificate be defaced, lost or destroyed, it may be renewed on payment of a fee (if any) as the Directors may prescribe and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company of investigating evidence as the Directors think fit.

17. The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in its holding company nor shall the Company make a loan for any purpose whatsoever on the security of its shares or those of its holding company.but nothing in this regulation shall prohibit transactions mentioned in the proviso to section 53(1) of the Law.

PURCHASE OF OWN SHARES

18. The Company may acquire, for valuable consideration, shares in its own share capital if and in so far as the general meeting, by a resolution requiring two thirds of the votes and share capital represented at the general meeting, has authorized the Board to acquire such shares. The authorization may be given for no more than eighteen months on each occasion, notwithstanding any other provisions.

19. The company may, without being authorized thereto by the general meeting and notwithstanding to what is provided in the previous article, acquire shares in its own share capital in order to transfer those shares to the employees of the company or a group company under a scheme applicable to such employees.

20. In the general meeting no votes may be cast in respect of a share held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. Shares in respect of which voting rights may not be exercised by law or by the articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital is provided or represented.

21. Upon the proposal of the Board the general meeting may decide to cancel shares acquired by the Company from its own share capital.

LIEN

22. The Company shall have a first and paramount lien on every share for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

23. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the, expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the person entitled thereto by reason of his death or bankruptcy.

24. To give effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

25. The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

26. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times, and each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

27. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

28. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

29. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

30. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Regulations be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and in case of non-payment all the relevant provisions of these Regulations as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

31. The Directors may not, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

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32. The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in General Meeting otherwise resolves) five per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

TRANSFER OF SHARES

33. The Company's shares are freely transferable.

34. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

35. Subject to such of the restrictions of these Regulations as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve.

36. Notwithstanding the provisions of these Regulations the Board of Directors may decline to register any transfer of shares if this transfer refutes or infringes the preconditions which make this Company a "Public Company" for tax purposes or the preconditions necessary to provide the Company with tax exemptions and/or tax benefits applicable to companies by the tax laws of the Republic, as valid from time to time. The Board of Directors however may approve the registration of the transfer of a reduced number of shares transferred, if by the transfer of such reduced number of shares the refutation or infringement of such pre-conditions is avoided. In such case the transfer of the reduced number of shares approved as provided above shall be registered.

TRANSMISSION OF SHARES

37. In case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representative of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

38. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

39. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered he shall testify his election by executing a transfer of the share to that person. All the limitations, restrictions and provisions of these Regulations relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member.

40. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

Provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within ninety days the Directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

COMPULSORY TRANSFER OF SHARES

Amended by Special Resolution passed on 30 November 2006

40A If a shareholder, directly or via a subsidiary or subsidiaries, acquires shares in the Company with the result that its holding in the Company will represent more than 90 per cent of the total number of issued shares in the Company as well as more than 90 per cent of the total voting rights attached to such Company shares ("the Special Majority Shareholder"), then such Special Majority Shareholder would have the right to effect a compulsory acquisition for cash of any Company shares not already owned by such Special Majority Shareholder ("the Remaining Shares").

40B If the Special Majority Shareholder does not exercise the right mentioned in Regulation 40A above, anyone of the holders of the Remaining Shares shall be entitled to demand from the Special Majority Shareholders to effect such a compulsory acquisition of the Remaining Shares.

40C The Special Majority Shareholder must offer the holders of the Remaining Shares a specific price per share for the purchase of each Remaining Share equivalent to a fair price. The offer must be made in writing to all holders of a Remaining Share with a known address and a deadline must be fixed within which such individual shareholder may make objections to or reject the offer.

40D If no such objection is received by the Company before the expiry of the deadline, the minority shareholder shall be regarded as having accepted the offer. The deadline cannot be fixed for a period of less than two months from the notice. In the written communication and in the notices, the shareholders must be informed of the deadline and of the consequences of any failure to meet it.

40E Should any holder of Remaining Shares not accept the offered price, such minority shareholder may, within a specified deadline not to be of less than two months' duration, request that the price for such sale be set by arbitration. The Special Majority Shareholder and the collective of shareholders which are parties to the arbitration shall each appoint one arbitrator and these two arbitrators shall appoint the third arbitrator who shall be the chairman of the arbitration tribunal. The appointed arbitrators of the parties shall possess experience from valuation of shipping companies. The chairman shall be a Cypriot professional that possesses satisfactory knowledge and experience concerning valuations. The valuation of the arbitration tribunal is final.

40F The cost of such price determination by arbitration would, as a general rule, be for the account of the Special Majority Shareholder. The arbitration tribunal may decide that the costs shall be bore in full or part by the minority shareholders that have requested for

arbitration if the tribunal finds that the offer reflected a fair price and thus should have been accepted.

FORFEITURE OF SHARES

41. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

42. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

43. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

44. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

45. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

46. A statutory declaration in writing that the declarant is a director or the secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

47. The provisions of these Regulations as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the shares or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

GENERAL MEETINGS

48. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year, and shall specify the meeting as such in the notices calling.

The annual general meeting shall deal with:

(a) the consideration of the financial statements of the company,

(b) the report of the Directors and the report of the Auditors of the company,
(c) the election of Directors in the place of those retiring,
(d) the appointment of and the fixing of the remuneration of the auditors, and
(e) the declaration of any dividend,

49. The Company must hold a general meeting within six months after the close of each financial year provided that so long as the Company holds its first annual general meeting within eighteen months of its incorporation it need not hold one in the year of incorporation. The annual general meeting shall be held at the place of establishment of the Company, and the notice convening the meeting shall inform the Shareholders accordingly.

50. All general meetings other than annual general meetings shall be called extraordinary general meetings.All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of the matters listed in Article 49.

51. The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or, in default, may be convened by such requisitionists, as provided by section 126 of the Law.

52. Extraordinary general meetings shall be held as often as deemed necessary by the Board and shall be held if one or more Shareholders and other persons entitled to attend the meetings of shareholders jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board, specifying in detail the business to be dealt with.

NOTICE OF GENERAL MEETINGS

53. An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by fourteen days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meetings to such persons as are, under the regulations of the Company, entitled to receive such notices from the Company;

Provided that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this regulation, be deemed to have been duly called if it is so agreed in the meeting called, by all the members entitled to attend and vote thereat.

54. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice, shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

55. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; save as herein or in the Law otherwise provided, three members representing at least 10% of the issued share capital of the Company present in person or by proxy shall be a quorum.

56. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

57. The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act the Directors present shall elect one of their number to be the chairman of the meeting If at any meeting no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall elect one of their number to be chairman of the meeting.

58. At any general meeting any resolution put to the vote of the meeting shall be decided by a poll.

59. In the case of an equality of votes on a poll, the chairman of the meeting shall not have a second or casting vote.

VOTES OF MEMBERS

60. Subject to any rights or restrictions for the time being attached to any class or classes of shares, every member shall have one vote for each share of which he is the holder.

61. Decisions of the general meeting require a simple majority of the votes unless otherwise is laid down in these Articles. Any change of provisions of these Articles requires approval of two-thirds of the votes and share capital represented at the general meeting.

62. No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

63. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

64. In a general meeting a vote may be given either personally or by proxy (through a Proxy or a Substitute Proxy as provided hereafter).

65. The instrument appointing a Proxy shall be dated and in writing under the hand of the appointer or of his attorney duly authorised in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorised. A Proxy need not be a member of the Company.

66. The instrument appointing a Proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting, at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote,

or, in the case of a poll, at any time before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.

67. An instrument appointing a Proxy shall be in the following form or a form as near thereto as circumstances admit:

"DEEP SEA SUPPLY PLC

I/We , of ,
being a member/members of the above-named Company, hereby
appoint of ,
as my/our proxy to vote for me/us or my/our behalf at the (annual
or extraordinary, as the case may be) general meeting of the Company,
to be held on the day of , and at any adjournment thereof.

This instrument also empowers my/our said proxy to appoint a substitute proxy to attend the said general meeting in his stead and vote on my behalf.

Signed this day of "

68. Where it is desired to afford members an opportunity of voting for or against a resolution the instrument appointing a proxy shall be in the following form or a form as near thereto as circumstances admit:

"DEEP SEA SUPPLY PLC

I/We , of ,
being a member/members of the above-named Company, hereby
appoint of ,
as my/our proxy to vote for me/us or my/our behalf at the (annual or extraordinary, as the case may be) general meeting of the Company, to be held on the day of
, and at any adjournment thereof.
Signed this day of of
This form is to be used in favour of/* against* the resolution. Unless otherwise instructed, the proxy will vote as he thinks fit.

This instrument also empowers my/our said proxy to appoint a substitute proxy to attend the said General meeting in his stead and vote on my behalf.

* Strike out whichever is not desired."

69. An appointed Proxy may in turn appoint a substitute to attend and vote in a general meeting of the Company ("the Substitute Proxy").

70. The instrument appointing a Substitute Proxy shall be dated and in writing under the hand of the Proxy, or, if the Proxy is a corporation, either under seal, or under the hand of an officer or attorney duly authorised. A Substitute Proxy need not be a member of the Company.

71. The instrument appointing a Substitute Proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, shall be deposited at the registered office of the Company or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting, at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument

proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll. In default the instrument appointing a Substitute Proxy shall not be treated as valid.

72. An instrument appointing a Substitute Proxy shall be in the following form or a form as near thereto as circumstances admit:

"DEEP SEA SUPPLY PLC

I/We .... , of ...., being appointed Proxy for .... of .... member/members of the above-named Company, hereby appoint ....of.................................., as the said Member's/members' Substitute Proxy to vote for the said Member(s) at the (annual or extraordinary, as the case may be) general meeting of the Company, to be held on the day of , and at any adjournment thereof.

Signed this day of *

73. Where it is desired to afford members an opportunity of voting for or against a resolution the instrument appointing a Substitute Proxy shall be in the following form or a form as near thereto as circumstances admit:

"DEEP SEA SUPPLY PLC

I/We , of ,
being an appointed Proxy for ...., of ....
a member/members of the above-named Company, hereby appoint..............................
of................................, as the said member's/members' Substitute Proxy to vote for the said member(s) at the (annual or extraordinary, as the case may be) general meeting of the Company, to be held on the day of ...., and at any adjournment thereof.

Signed this day of of

This form is to be used in favour of/* against* the resolution. Unless otherwise instructed, the proxy will vote as he thinks fit.

- Strike out whichever is not desired."

MANAGEMENT OF THE COMPANY – DIRECTORS

74. The Board of Directors is responsible for the managing of the Company.

75. The Board shall elect a Chairman of the Board among its members.

76. The management of the Company is exercised by a Board of Directors of which the number of members may range between three to seven. The Company may by a resolution requiring two third and the votes and share capital represented at the general meeting may decide to change the way in which the Company is managed and to increase or reduce the number of the members of the Board.

77. The company shall have a nomination committee consisting of the Chairman of the Board of Directors and two members elected by the general meeting. The members elected by the general meeting shall be appointed for two years. The Chairman of the Board of Directors shall act as the chairman of nomination committee. In connection with election of Directors and members to the nomination committee, the nomination committee shall in connection with the notice for the general meeting provide proposal for candidates for directorship for the general meeting. The nomination committee shall also present proposal for the remuneration to the Board of Directors.

78. The names of the first members of the Board shall be determined in writing by the subscribers to the Memorandum of Association.

79. The remuneration of the Directors shall from time to time be determined by the Company in general meeting. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company.

80. The shareholding qualification for Directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

81. A director of the Company may be or become a director or other officer of, or otherwise interested in, any Company promoted by the Company or in which the Company may be interested as a shareholder or otherwise, and no such director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other Company unless the Company otherwise directs.

BORROWING POWERS

82. The Directors may exercise all the powers of the Company to borrow money, to provide guarantees and to charge or mortgage its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party or independently of such security.

POWERS AND DUTIES OF DIRECTORS

83. The business of the Company shall be managed by the Directorswho may exercise all such powers of the Company as are not, by the Law or by these Regulations, required to be exercised by the Company in general meeting, subject, nevertheless to these Regulations, to the provisions of the Law and to such regulations, being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

84. The Directors may from time to time and at any time by power of attorney appoint any Company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney of attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Regulations) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and

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may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

85. The Company may exercise the powers conferred upon the Company by section 36 of the Law with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

86. (a) A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with section 191 of the Law.

(b) A Director shall not vote in respect of any contract or proposed contract or arrangement in which he is interested and if he shall do so his vote shall not be counted nor shall he be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration, but none of these prohibitions shall apply to:

(i) any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company; or

(ii) to any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

(iii) any contract by a Director to subscribe for or underwrite shares or debentures of the Company; or\

(iv) any contract or arrangement with any other company in which he is interested only as an officer of the company or as holder of shares or other securities,

and these prohibitions may at any time be suspended or relaxed to any extent, and either generally or in respect of any particular contract, arrangement or transaction, by the Company in general meeting.

(c) A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise; nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested, be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relation thereby established.

(d) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged,

and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

87. All cheques, promissory notes, drafts, bills of exchange, and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

88. The Directors shall cause minutes to be made in books provided for this purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c) of all resolutions and proceedings at all meetings of the Company, and of the Directors, and of committees of Directors.

DISQUALIFICATION OF DIRECTORS

89. The office of director shall be vacated if a Director-

(a) ceases to be a Director by virtue of section 176 of the Law; or

(b) becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) becomes prohibited from being a Director by reason of any order made under section 180 of the Law; or

(d) becomes of unsound mind; or

(f) resigns his office by notice in writing to the Company;or

(g) shall for more than six months have been absent without permission of the directors from meetings of the Board of Directors held during that period;or

(h) comes to the end of his term of office.

90. A Director shall serve for a term of two years. The period of office is calculated from the election unless otherwise provided for. It shall expire at the conclusion of the ordinary general meeting in the year which the period of office expires. If a Director terminates the directorship before the end of the period of office and there is no alternate member, the Board must arrange for the election of a new Director for the remainder of the period of office. In connection with a supplementary election, a shorter period of office may be set.

91. A Director is eligible for re-election after the two-year period of office as director of the Company.

92. The Company may by ordinary resolution of the general meeting, of which special notice has been given in accordance with section 136 of the Law, remove any Director before the expiration of his period of office notwithstanding anything in these Regulations or in any

133

agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

93. The Company may by ordinary resolution of the general meeting appoint another person in place of a Director removed from office under the immediately preceding regulation, and without prejudice to the powers of the Directors under Regulation 102 the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

PROCEEDINGS OF DIRECTORS

94. The Directors may meet together for the despatch of business, adjourn, and otherwise regulate their meetings, as they think fit.

95. Questions arising at any meeting shall be determined by a majority of votes of the Directors present provided a quorum is present. In case of equality of votes, the Chairman shall have a second or casting vote.

96. The Chairman of the Board shall ensure that relevant matters which fall under the Board are dealt with. A Director may at any time demand that a meeting of the Directors is summoned .

97. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be two.

98. The Chairman of the Board is the chairman of the meeting. If at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

99. The Directors may delegate any of their powers to a committee or committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors, as to its powers, constitution, proceedings, quorum or otherwise.

100. A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

101. Subject to any regulations imposed on it by the Directors, a committee may meet and adjourn as it thinks proper and questions arising at any meeting shall be determined by a majority of votes of the members present and in the case of equality of votes, the chairman shall have a second or casting vote.

102. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

103. (a) A resolution in writing signed or approved by letter, facsimile or electronic mail by each Director or his alternate shall be as valid and effectual as if it had been passed at a

meeting of the Directors duly convened and held and when signed may consist of several documents each signed by one or more of the persons aforesaid, provided that the Chairman of the Board finds that the matter can be adequately handled by such procedure

(b) For the purpose of these Regulations the contemporaneous linking together by telephone or other means of communications of a number of the Directors not less than a quorum, whether or not any one or more of the Directors is out of Cyprus, shall be deemed to constitute a meeting of the Directors and all the provisions in these Regulations as to meetings of the Directors shall apply to such meetings so long as to the following conditions are met:

(i) the Chairman of the Board finds that the matter may be adequately handled without a physical meeting

(ii) all the Directors for the time being entitled to receive notice of a meeting of theDirectors shall be entitled to notice of a meeting by telephone or other means of communication and to be linked by telephone or such other means for the purposes of such meeting. Notice of any such meeting may be given by telephone or other means of communication;

(iii) each of the Directors taking part in the meeting must be able to hear each of the other Directors taking part at the commencement of the meeting;

and minutes of the proceedings at any such meeting shall subsequently be circulated among the participating Directors for signing, and be sufficient evidence of such proceedings and of the observance of all necessary formalities.

ALTERNATE DIRECTORS

104. The general meeting may elect one or several alternate director.

105. An alternate director shall be subject in all respects to the terms and conditions existing with reference to the other Directors, and shall be entitled to receive notices of all meetings of the Directors and to attend, speak and vote at any such meeting at which the Director the alternate director is replacing is not present.

106. A Director shall not be liable for the acts and defaults of any alternate director.

107. An alternate director shall not be taken into account in reckoning the minimum or maximum number of Directors allowed for the time being but he shall be counted for the purpose of reckoning whether a quorum is present at any meeting of the Directors attended by him at which he is entitled to vote.

MANAGING DIRECTOR

108. The Directors may from time to time appoint to the office of managing director for such period and on such terms as they think fit, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment.

109. A managing director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

110. The Directors may entrust to and confer upon a managing director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

SECRETARY

111. The Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

112. A provision of the Law or these Regulations requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the secretary or assistant secretary.

PUBLIC OFFERS ON SHARES

113. This article shall lapse when regulation concerning mandatory offer on shares which is applicable to the Company has entered into force.

113.1 A person that directly or indirectly acquires shares which implies that the percentage of the capital interest or voting rights held by such person exceeds a threshold of fourty percent, such person (the **"Offeror"**), is required to make an unconditional public offer (the **"Offer"**) at a fair price for the purpose of acquiring all issued and outstanding shares in the share capital of the Company, as well as all issued and outstanding instruments giving rights to shares in the share capital of the Company or voting rights.

113.2 The Offer shall insure the equality of treatment of holders of shares and of holders of instruments giving right to shares in the share capital of the Company or voting rights.

113.3 The Offer price shall be at least as high as the highest price paid by the Offeror for shares in the Company in the period 6 months prior to the date which the Offeror passed the fourty percent threshold. If it is clear that the fair price when the Offer obligation was activated is higher than the price referred to above, the Offer price shall be at least as high as the fair price.

113.4 Offers for the purchase of the remaining shares in the Company shall be made without undue delay from the date of the acquisition of the shares which took the Offer's ownership position above the fourty percent level and no later than 4 weeks after the date thereof.

113.5 If the Offeror, after the Offer obligation has arisen and before expiry of the period of the Offer, has paid or agreed to pay a higher price than the price reflected in the Offer, a new Offer shall be deemed to have been made with an Offer price equivalent to the higher price.

113.6 Settlement under the terms of the Offer shall be made in cash. An Offer may nonetheless give the Shareholders the right to accept any other form of settlement.The Offeror's settlement obligation shall be guaranteed by a bank or insurance institution which has been authorised to conduct business in Norway in accordance with the terms established by the Oslo Stock Exchange.

113.7 The Offeror may not, in making the Offer, differentiate the Offer between groups of or individual Shareholders.

113.8 The Offer shall include a time limit for the Shareholders to accept the Offer. The time limit shall not be shorter than 4 weeks and not longer than 6 weeks. Settlement shall take place as soon as possible and no later than 14 days after the expiry of the Offer period.The Offeror may make a new Offer prior to the expiry of the original Offer period. The Shareholders are, in such event, entitled to choose between the two Offers so made. If a new Offer is made, the period of acceptance of such Offer shall be extended so that at least two weeks remain until its expiry when made.

113.9 The Offeror shall issue an Offer document which shall document the main terms of the Offer and provide correct and complete information about matters of importance in evaluating such Offer.The following information shall be specifically included in the Offer document:

a The Offeror's name and address, type of organisation and organisation number if the Offeror is a legal entity other than individual person.
b Information about parties with whom the Offeror is acting in concert including the basis for the consolidation thereof and any shareholder agreements relevant thereto.
c The number of shares in the Company which, at the time the Offer is made, are owned by the Offeror or any person or entity acting in concert with the Offeror.
d The Offer price, the time limit for settlement, the form of settlement and security provided for the Offeror's settlement obligations.
e The principles applying to the valuation of any asset Offered in settlement for the shares purchased under the Offer other than cash.
f The time limit for accepting the Offer and how acceptance notice should be made.
g Information as to how the Offeror's purchase of the shares is to be financed.
h Any special advantages or rights which are accorded by agreements with members of the management and governing bodies of the Company by the Offeror.
i The content of any contact the Offeror has had with the management or governing bodies of the Company prior to the date the Offer was made.
j The Offeror's purpose of taking over control of the Company and any plans for further operation or reorganisation of the Company.
k The significance the implementation of the Offer will have in relation to the Company's employees, including legal, financial and work related effects; and
l Legal and tax consequences of the Offer.

113.10 The Offer document shall be signed by the Offeror.

113.11 When an Offer is made in accordance with the above, the Board shall issue a statement on the Offer which shall include information on the employee's views and other factors of significance for assessing whether the Offer should be accepted by the Shareholders or not. Information shall also be given about the views, if any, of the Board in their capacity as Shareholders.

THE SEAL

114. The Directors shall provide for the safe custody of the seal, which shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf, and every instrument to which the seal shall be affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose. In the case that the Company has one Sole Director every instrument to which the seal shall be affixed shall be signed by the Sole Director or the Secretary of the Company.

DIVIDENDS AND RESERVE

115. The Company may in general meeting by a simple majority vote declare dividends, but no dividend shall exceed the amount recommended by the Directors.

116. The Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company.

117. No dividend shall be paid otherwise than out of profits.

118. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also without placing the same to the reserve carry forward any profits which they may think prudent not to divide.

119. The Directors may deduct from any dividend payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

120. Any general meeting declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stock of any other Company or in anyone or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

121. No dividend shall bear interest against the Company.

FINANCIAL STATEMENTS

122. The Directors shall ensure that proper books of account are kept by the Company which are necessary for the preparation of financial statements in accordance with the provisions of the Law and which give a true and fair view of the state of the Company's affairs and explain its transactions.

123. The books of account shall be kept at the registered office of the Company, or, subject to section 141(3) of the Law, at such other place or places as the Directors think fit and shall always be open to the inspection of the Directors.

124. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

125. The Directors shall cause to be prepared and to be laid before the Company in general meeting within the time limits prescribed by the Law such documents as are referred to in section 152 (1) of the Law.

126. Copies of the documents referred to in section 152 (1) of the Law shall, not less than twenty-one days before the date of the general meeting be sent to every member of and every holder of debentures of the Company.

CAPITALISATION OF PROFITS

127. The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution, amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures if the Company to be allotted, distributed and credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution.

Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this regulation, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

128. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalized thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provisions by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions and also to authorise any person to enter on behalf of all the members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

AUDIT

129. The auditors shall be appointed by the general meeting and their duties regulated in accordance with sections 153 to 156 (both inclusive) of the Law.

NOTICES

130. A notice may be given by the Company to any member either personally or by sending it by post or by facsimile to him or to his registered address, or (if he has no address in Cyprus) to the address, if any, supplied by him to the Company for the giving of notice to him. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, at the expiration of 24 hours after the letter containing the same is posted, and in case of notice by facsimile or electronic mail, service shall be deemed to be effected at the time of dispatch subject to there being a transmission confirmation.

131. Notice of every general meeting shall be given in any manner herein before authorised to:

(a) every member of the Company

(b) every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member where the member but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c) the auditor for the time being of the Company.

No other person shall be entitled to receive notices of general meetings.

WINDING UP

132. If the Company shall be wound up the liquidator may, with the sanction aresolution approved by two-thirds of the votes and share capital represented at the general meeting, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

133. Every Director, the auditor, Secretary, or other officer for the time being of the Company shall be indemnified out of the assets of the Company against any losses or liabilities which he may sustain or incur in or about the execution of his duties including liability incurred by him in defending any proceedings whether civil or criminal in which judgment is given in his favour or in which he is acquitted or in connection with any application under section 383 of the Law in which relief is granted to him by the Court and no Director or other such officer of the Company shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But

this clause shall only have effect in so far as its provisions are not avoided by section 197 of the Law.

NAMES, ADDRESSES AND DESCRIPTION OF SUBSCRIBERS

1. HEMEN HOLDING LIMITED
Holding Company
Meliza Court, 4th Floor,
229 Arch. Makarios III Ave,
3105 Limassol, Cyprus

C87804

2. STELIOS SAVVIDES
Accountant
Meliza Court, 4th Floor,
229 Arch. Makarios III Ave,
3105 Limassol, Cyprus

C87804

3. EVA AGATHANGELOU
Private Employee
Meliza Court, 4th Floor
229 Arch. Makarios III Ave,
3105 Limassol, Cyprus

I.D. Nr. 636341

4. DIMITRIS HANNAS
General Manager
Meliza Court, 4th Floor
229 Arch. Makarios III Ave,
3105 Limassol, Cyprus

I.D. Nr. 412888

5. COSTAS PALLARIS
General Manager
Meliza Court, 4th Floor
229 Arch. Makarios III Ave,
3105 Limassol, Cyprus

I.D. Nr. 490431

NAMES, ADDRESSES AND DESCRIPTION OF SUBSCRIBERS
6. ELEFTHERIOS MONTANIOS Advocate Diagoras House 16 P. Catelaris Street 1097 Nicosia, Cyprus I.D. N.r 341 286
7. ADAM MONTANIOS Advocate Diagoras House 16 P. Catelaris Street 1097 Nicosia, Cyprus I.D. N.r 341 286

Dated this 27 day of October 2006

Witness to the above signatures:

……………………………….
HELEN GEORGIADES
Legal Executive
Diagoras House
16 P. Catelaris Street
1097 Nicosia, Cyprus

CERTIFICATE
pursuant to section 11 (5) (a) of the Advocates Law

I certify that I am registered in the Roll of Practising Advocates and that the above Memorandum and Articles of Association were drawn up by me.

……………………………………………
ADAM MONTANIOS
Diagoras House
16 P. Catelaris Street
1097 Nicosia – Cyprus

Appendix II Annual report 2004 for DESS ASA

Financial Statements

2004

Deep Sea Supply ASA

Foretaksnummer: 986 792 694

REPORT OF THE DIRECTORS 2 0 0 4
Deep Sea Supply ASA

Area of operation
The objective of Deep Sea Supply ASA is to conduct all types of economic activities, including the ownership of shares and other investments in companies involved in ownership and management of ships/vessels or in shipowning companies.

The company has its registered office in Arendal.

The company was incorporated in 2004, and there has been limited activity in the company this year. The board has been involved in the implementation of the company's objectives and strategies.

Going concern
In accordance with the Norwegian Accounting Act §3-3, the annual accounts has been made under the assumption of going concern. This assumption is based on the forecasts for 2005, and the long term strategic prognosis for the coming years. The company is in a healthy financial position.

Work environment and personnel
There are no employees of the company in 2004.

Equal opportunities
One of the objectives of the company is to be an equal opportunities employer. The company has incorporated principles of equal opportunities in its internal policies. These principles aim to ensure that no discrimination between the sexes should occur in issues such as salaries, promotions and recruitments.

One of the five board members is a woman.

External environment
The company does not conduct any operations which pollute the external environment.

Future development
The Board of directors is currently in negotiations regarding the purchase and financing of ships. The Board has established a strategy towards 2006 which will ensure the foundation for growth and profit developments. The Board is negotiating a private placing of shares, which will finance the purchase of 6 AHTS ships from Tidewater Inc in USA. The offering of NOK 420 000 000, is fully subscribed, but not yet paid in.

Resuls, investments, financing and liquidity
2004 has not generated any income. Operating expenses relates to the incorporation of the company and strategic work of the Board. The result for the year is a loss of NOK 101 276,-.

Total cash outflow from operating activities was equal to the loss of the year of NOK 140 576.

Total investment in subsidiaries in 2004 was NOK 100 000,-.

The bank and liquid assets at 31.12.04 was NOK 759 424,-.

There is no short term or long term debt. Total assets and total equity at 31.12.04 was 898 724,-.

Financial risks
Market risk
The company has not been exposed to specific market risks in 2004. In the future, it is expected that the company and the Group will be exposed to risks relating to currency fluctuations and changes in interest rates.

Credit risk
There is no credit risk at the date of the balance sheet.

Liquidity risk
The Board considers the liquidity of the company as good, and is working with obtaining finance to fund future activities of the company and the Group.

The result for the year and allocations
The Board propose the following allocation of the loss for the year:

• Allocation to uncovered loss account	kr.	101 276
Total allocation	kr.	101 276

The company has no available equity to distribute as at 31.12.2004.

Oslo, June 22, 2005

Harald Johan Norvik *Chariman*	Terje Olav Hellebø *Board member*	Anna Cecilie Holst *Board memeber*
Peter Johan Moe *Board member*	Jon B Skabo *Board member*	Odd Brevik *Managing Director*

Income Statement

Deep Sea Supply ASA

Amounts in NOK

	Note	2004
Revenue and operating expenses		
Other operating expenses	5, 6	140 576
Total operating expenses		140 576
Result of operations		-140 576
Profit before tax		-140 576
Tax charge on ordinary result	4	-39 300
Result of ordinary operations		-101 276
Result for the year		-101 276
Disclosure:		
Allocation to uncovered loss account		101 276
Total allocation		-101 276

Deep Sea Supply ASA Side 1

140

Balance Sheet at 31.12.04

Deep Sea Supply ASA

Amounts in NOK

	Note	2004
Assets		
Fixed Assets		
Immaterial Assets		
Deferred tax benefit	4	39 300
Totam immaterial Assets		39 300
Financial assets		
Investments in subsidiaries	1	100 000
Total financial assets		100 000
Total assets		139 300
Current Assets		
Bank, deposits, cash in hand etc.		759 424
Total current assets		759 424
Total assets		898 724

Deep Sea Supply ASA Side 2

Balance Sheet at 31.12.04

Deep Sea Supply ASA

Amounts in NOK

	Note	2004
Equity and liabilities		
Equity		
Paid in capital		
Share capital 1.000.000 a' NOK 1.-	2, 3	1 000 000
Total paid in capital		1 000 000
Retained earnings		
Uncovered loss account	2	-101 276
Total retained earnings		-101 276
Total equity		898 724
Total equity and liabilities		898 724

Oslo, 22. juni 2005

Harald Johan Norvik Chairman	Terje Olav Hellebø Board member	Anna Cecilie Holst Board member
Peter Johan Moe Board member	Jon B Skabo Board member	Odd Brevik Managing Director

Deep Sea Supply ASA Side 3

141

Cash Flow Statement

Amounts in NOK

	2004
Cash flow from operating activities	
Result before tax	-140 576
Taxes paid in the period	0
Gain / Loss on sale of assets	0
Depreciation	0
Changes in trade debtors	0
Changes in trade creditors	0
Changes in other current assets	0
Net cash flow from operating activities	**-140 576**
Cash flow from investing activities	
Cash flow from sale of assets	0
Cash flow from acquisition of assets	0
Cash flow from sale of investment in shares in related companies	0
Cash flow from acquisition of shares in related companies	-100 000
Cash flow from sale of other investments	0
Cash flow from acquisition of other investments	0
Net cash flow from investing activities	**-100 000**
Cash flow from financing activities	
Net cash flow from new long term debt	0
Net cash flow from new short term debt	0
Net change in cash flow facilities	0
Paid in share capital on incorporation	1 000 000
Repayment of equity	0
Dividends paid	0
Net cash flow to/from group contribution	0
Net Cash flow from financing activities	**1 000 000**
Net cash flow in period	**759 424**
Cash and liquid assets at the beginning of the period	0
Cash and liquid assets at the end of the period	**759 424**
Cash and liquid assets:	
Bank, deposits and cash in hand	759 424
Unused overdraft facility at 31.12	0

Deep Sea Supply ASA

Notes to the accounts for 2004

Accounting principles

The annual accounts have been prepared in compliance with the Accounting Act and generally accepted accounting principles.

Turnover
Sales are recognised at the time of delivery. Services are recognised in proportion to the work performed.

Classification and valuation of balance sheet items
Assets intended for long term ownership or use have been classified as fixed assets. Assets relating to the trading cycle have been classified as current assets. Receivables are classified as current assets if they are to be repaid within one year after the transaction date. Similar criteria apply to liabilities.

Current assets are valued at the lower of purchase cost and net realisable value. Short term liabilities are reflected in the balance sheet at nominal value on the establishment date.

Fixed assets are valued at purchase cost. Fixed assets whose value will deteriorate are depreciated on a straight line basis over the asset's estimated useful life. The fixed assets are written down to net realisable value if a value reduction occurs which is not believed to be temporary. Long term liabilities in NOK, except other provisions, are reflected in the balance sheet at nominal value on the establishment date.

Subsidiaries, associated companies, and joint ventures
In the company's accounts subsidiaries, associated companies and joint ventures are valued according to the cost method. The investments are valued at purchase cost of the shares, unless a write-down has been necessary.

Group contributions to subsidiaries, with tax deducted, are reflected as an increase in the purchase cost of the shares.

Dividends/group contributions are taken to income in the same year as the provisions are made in the subsidiaries/associated companies. If dividends/group contributions significantly exceed the portion of retained result after the purchase, the excess represents repayment of invested capital and is deducted from the investment's value in the balance sheet.

Consolidated accounts
Consolidated accounts are not prepared for 2004, as this is regarded not material for the accounts.

Taxes
The tax charge in the income statement includes both payable taxes for the period and changes in deferred tax. Deferred tax is calculated at 28% on the basis of the temporary differences which exist between accounting and tax values, and any carryforward losses for tax purposes at the year-end. Tax enhancing or tax reducing temporary differences, which are reversed or may be reversed in the same period, have been eliminated. The disclosure of deferred tax benefits on net tax reducing differences which have not been eliminated, and carryforward losses, is based on estimated future earnings. Deferred tax and tax benefits which may be shown in the balance sheet are presented net.

Cash flow statement
The cash flow statement has been prepared according to the indirect method. Cash and cash equivalents include cash, bank deposits, and other short term investments which immediately and with minimal exchange risk can be converted into known cash amounts, with due date less than three months from purchase date.

Note 1 Subsidiaries, associated companies, and joint ventures

Investments in subsidiaries, associated companies, and joint ventures are booked according to the cost method.

Subsidiary	Registered office	Ownership	Equity last year (100%)	Result last year (100%)	Balance sheet value
Deep Sea Supply Shipowning AS	Færvik	100 %	100 000	0	100 000
Balance sheet valute 31.12.					**100 000**

Consolidated accounts are not prepared for 2004, as this is regarded not material *for the accounts.*

Note 2 Shareholders Equity

Equity change in the year	Share capital	Uncovered loss account	Total
Paid in share capital on incorporation	1 000 000	0	1 000 000
Result for the year	0	-101 276	-101 276
Shareholders equity at 31.12	**1 000 000**	**-101 276**	**898 724**

Note 3 Share capital and shareholder information

The share capital of NOK 1 000 000 consists of 1 000 000 shares of NOK 1,- each. All share have equal rights.

List of major shareholders pr 31.12.

		Ordinary shares	Ownership
Klaus P. Tollefsen		500 000	50,0 %
Jon B. Skabo	Board Member	500 000	50,0 %
Total number of shares		**1 000 000**	**100,0 %**

Deep Sea Supply ASA
Notes to the accounts for 2004

Note 4 Taxes

Calculation of deferred tax benefit

	2004
Temporary differences	
Net temporary differences	0
Carry forward losses	140 576
Basis for deferred tax benefit	**140 576**
28% Deferred tax benefit	39 300
Not shown in the balance sheet	0
Deferred tax benefit in the balance sheet	**39 300**

Tax charges on ordinary result for the year is as follows:

Result before tax charge	-140 576
Permanent differences	0
Basis for tax charge in the year	-140 576
Change in temporary differences	0
Basis for payable taxes	0
+/÷ Group contributions	0
Taxable income	0

Explanation of the tax charge in the income statement

28% tax on result before taces	0
Change in deferred tax benefit	-39 300
Tax charge for the year (28 % of basis for tax charge)	-39 300

Corporation tax payable

Corporation tax payable	0
Corporation tax payable (balance sheet)	**0**

Carry forward losses

Expiry year	
2014	140 576
Total carry forward losses	**140 576**

143

Deep Sea Supply ASA — Notes to the accounts for 2004

Note 5 Payroll expenses, number of employees, remunerations, loans to employees etc.

No salaries or remuneration has been paid to the Managing director or Board in 2004

There are no employees in the company during 2004.

No loans/sureties have been granted to the general manager, Board chairman or other related parties. No individual loan/surety amounts to more than 5% of the company's equity.

Audotor
Expensed audit fee for the accounting year amounts to NOK 0,-. Fees for other service amounts to NOK 37 200,- inclusive of Value Added Tax.

Note 6 Combination of items in the accounts

Other operating expenses:	2004
Auditors	37 200
Consultancy fees	85 262
Travel expenses	14 334
Other operating expenses	3 780
Total	140 576

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
Kystveien 40
N-4841 Arendal
Telephone +47 02316
Telefax +47 23 16 10 00

To the Annual Shareholders' Meeting of Deep Sea Supply ASA

Auditor's report for 2004

We have audited the annual financial statements of Deep Sea Supply ASA as of December 31, 2004, showing a loss of NOK 101 276. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information given in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss are consistent with the financial statements and comply with the law and regulations

Arendal, June 29, 2005
PricewaterhouseCoopers AS

Yngvar Bratsid
State Authorised Public Accountant (Norway)

Note: This translation from Norwegian has been prepared for information purposes only.

Appendix III Annual report 2005 for DESS ASA

Contents


DEEP SEA SUPPLY ASA
Annual report 2005

Deep Sea Supply at a glance



Deep Sea Supply ASA (or the "Company") is a publicly equoted company, listed on the Oslo Børs.

The Company was established for the purpose of building up an offshore support vessel business, initially targeted towards the North Sea spot market. In July 2005, the company acquired six 15,000 BHP AHTS vessels from Tidewater (Houston) of the KMAR 404 design. The vessels being built in Norway are ideally suited for operations in the North Sea.

The Company raised a total of approx. USD 65 million in new equity during July 2005 and negotiated required bank loans (a NOK730 mill. "Senior loan" and a USD28 mill. "Mezzanine loan") to finalize the purchase from Tidewater. The transaction took place on 26th July 2005 when Deep Sea Supply Shipowning AS, a wholly owned shipowning subsidiary of Deep Sea Supply ASA, acquired the vessels.

In September 2005, the Company did a NOK34,5 mill. Initial Public Offering and was launched on the Oslo Børs with the ticker "DESS" on 15 September 2005.

On January 23rd 2005, the Company issued a 5 years NOK200 mill. Bond in the Norwegian market refinancing the Mezzanine Loan providing significant savings for the Company.
In April 2006 the Company entered into a contract with Sea Tankers Management Co. Ltd., to purchase 22 newbuilding contacts at a price of USD394 mill. Estimated market values of the acquired fleet from independent brokers were USD 428m. The Seller provided partial guarantees for possible delayed delivery of the vessels.

The 22 newbuildings were financed through private placements and new debt as follows;
Private placement of USD170 mill. issued towards large existing shareholders / institutional investors and allocation of USD 60m to Seatankers Management. This private placement was followed by a "Repair Issue" of USD7,5 mill. issued towards existing shareholders. A new bank loan facility was provided of USD 236m (of which maximum drawn at any time not to exceed USD225 mill.).

Background

The company was established in April 2004 by Mr. Jon B. Skaho and Mr. Klaus Tollefsen. The Company was established for the purpose of building up an offshore support vessel business. The company was idle until 2005, when negotiations with Tidewater resulted in an opportunity to acquire a fleet of six AHTS vessels.
The company established its office in Arendal, Norway, where a small team is responsible for marketing and chartering of the company's vessels, business development and finance/investor relations. The technical management of the ships is carried out by Tidewater Marine International Inc. and Bergshav Management AS. In addition Bergshav Management AS is responsible for the Company's accounting.

Strategy

Deep Sea Supply intends to become a leading Owner and Operator of offshore support vessels and will focus on acknowledged Safety Standards developed during recent years within the Offshore Marine Industry world wide, and in particular in the North Sea area. The top management is dedicated to supervise that all personnel are well acquainted with HSE&Q standards and procedures, and all efforts will be made to ensure that each individual has the preferred attitude and behaviour with respect to safety matters and is carrying out the operations in accordance with best practices.

Short term, Deep Sea Supply will primarily seek to obtain and maintain a chartering profile with emphasis on the spot and short to medium term work for our 15,000 BHP Anchor Handling Tug Supply Vessels. The Company aims to meet the demand from the markets that requires modern and advanced supply vessels.

The first of the six vessels arrived in the North Sea at the end of August 2005, where she was renamed SEA LYNX (ex Howard Hough ex Torm Heron) and changed to Norwegian flag (NOR) following upgrading at a Norwegian shipyard.

SEA PANTHER and SEA TIGER also changed flag to Norwegian (NOR) flag and both vessels were upgraded at a Singapurean shipyard. After having changed to Norwegian flag, SEA PANTHER (ex BILLY Joe Ramey) arrived the



North Sea on 15th of March and went straight to work in the spot market. SEA TIGER (ex Ray J Hope) is expected to arrive the North Sea ultimo June, also with Norwegian (NOR) flag. SEA WOLF (ex Mc Nee Tide) is expected to commence operations in the North Sea mid June 2006. She has been upgraded in Rotterdam and will continue with Vanuatu flag. Sea Wolf is expected to work in the North Sea until her departure for Trinidad where she will enter a 1 year charter contract. SEA BEAR (ex Amadon Tide) will continue to work in West Africa on new charters, and William Croyle (TBN SEA LEOPARD) expects to terminate her charter with Petrobras by the end of June and will continue to work in that region.
For the newbuildings we will seek to obtain medium to long term contracts

Management and employees

Deep Sea Supply ASA was established with the aim to employ and maintain a small, focused and qualified management within the following predefined core activities of the Company;

- Chartering
- Finance and Investor Relations
- Business Development
- Monitoring and control of external suppliers

The Company intends to focus its in-house resources on key competence within the above activities and purchase other services from third party providers. The technical and crew management of the vessels is currently outsourced to Bergshav Management AS (Norway) and Tidewater Marine (Houston). Construction supervision of the Company's newbuilding program is outsourced to Thome Offshore Management Ltd. (Singapore). Accounting services are outsourced to Bergshav Management AS.

The management is employed in Deep Sea Supply ASA whilst the Vessels are owned in wholly owned shipowning subsidiaries. The management is located in modern offices in the city of Arendal, Norway.

Deep Sea Supply's current staff of 4 persons will be increased during 2006 through 4-6 people within chartering, fleet management control and finance.

The key management team of Deep Sea Supply ASA is as follows:

Odd Brevik, CEO – Chief Executive Officer:
Mr. Brevik has nearly 25 years experience from the offshore supply business. From 1982-85, he worked as Director with Balder Management and from 1985-1988 with Supply Service Management. In 1988 he joined Viking Supply Ships as managing director where he worked until 2000. During this period, Viking Supply Ships was actively investing, operating and divesting ships and other equipment. At the peak, Viking Supply Ships operated 61 vessels and had more than 1,700 employees. It was listed on Oslo Børs for a three years period.

Finn Amund Norbye, CFO – Chief Financial Officer:
Finn Amund Norbye has a long and international career within shipping and finance. From 2001-2006 he was CFO of Bergshav Management AS and from 1999-2001 he was Director and Head of Fortis Bank's Shipping Division in Rotterdam. Prior to that, he worked 12 years with Christiania Bank's Shipping department. From 1996-1999 he was head of the bank's Shipping department in Singapore and from 1993-1996 he was Head of the bank's Shipping department in London. Prior to joining Christiania Bank, Mr. Norbye has worked with Storebrand Finans, Norges Eksportråd (Stockholm), Electrolux (Bangkok). Mr. Norbye holds a Masters degree (Siviløkonom) from Norges Handelshøyskole (NHH) and Handelshögskolan in Stockholm.

Olaf Hafredal, CCO – Chief Chartering Officer:
Olaf Hafredal has a long and extensive experience from the offshore supply chartering business. From 1971 to 1990, he worked as shipbroker with Johan G. Olsen Shipbrokers AS, most of the time with the offshore department which he managed from 1982. In 1990 he joined Viking Supply Ships AS as chartering manager.

When Viking Supply Ships sold its supply fleet to Sævik Supply ASA at the end of 1996, he followed the fleet and worked as chartering manager for Sævik Supply until the same fleet was sold on to Trico Supply ASA. Mr. Hafredal then started as chartering manager for Trico Supply, a position he hold until 2004. Before joining Deep Sea Supply ASA, Mr. Hafredal worked as chartering manager for Havila Shipping.

146

Highlights

June 05
Private placement of NOK 420 mill. through 42 mill. shares each NOK10.

July 05
Acquisition of 6 AHTS of KMAR 404 design from Tidewater Inc. at purchase price of USD 188 mill total. 5 of 6 vessels on charters entered into by Seller

Sept 05
IPO- share issue of 3 mill shares equivalent to NOK34,5 mill. and subsequent listing on Oslo Børs with the ticker "DESS"

First vessel, Sea Lynx (X-Howard Hogue) upgraded, changed flag to Norwegian (NOR) flag and ready for the North Sea

Nov 05
Sea Tiger (X-Ray J Hope): Charterer did not exercise option for another twelve months charter at a low rate. Deep Sea Supply commenced chartering the vessel earlier than expected achieving good rates in a strong market.

Dec 05
The Company's best so far, average earnings Dec NOK 173,000 pr ship per day.

Pre-tax profit for the 4th quarter was NOK10,9 mill. and NOK7,9 mill. for 2005.

Jan 06
Company issued NOK200 mill. Bond, secured with 2nd Mortgage in the 6 AHTS vessels and with 5 years term at margin 3% p.a.

April 06
Contract with Seatankers Management Co Ltd, purchasing 22 new building contracts net value USD 120 mill.

Private Placement of NOK1,150,000,000 (80.882.000 shares at NOK13,60 per new share) oversubscribed 10 times.

Hemen Holding Ltd. and associated companies become the Company's largest shareholder with approximately 23 % ownership interest.

May 06
Repair Issue of NOK48 mill. (3.548.223 shares at NOK13,60 per new share)



Key Figures

NOK

	Definitions	2005
Freight income		120 840 852
EBITDA	1	55 906 977
EBIT margin	2	27 %
Book equity		432 282 875
Book equity (%)	3	32 %
Value adjusted equity		595 492 929
Value adjusted equity (%)	4	39 %
Average number of shares		45 959 414
Share price 31.12.		10,30
Profit per share		0,14
Profit per share diluted		0,32
Cash flow per share	5	0,77

Definitions:

1) Operating profit before depreciations

2) Operating profit/Total income

3) Total equity / Total assets

4) Value adjusted equity / Total value adjusted assets

5) Profit before taxes + depreciations - unrealized agio

147

Deep Sea Supply – Vessel list

Vessel	Year built	Type	Bhp/Dwt	Ownership
Sea Lynx	1999	AHTS KMAR 404	15000 BHP	100 %
Sea Tiger	1998	AHTS KMAR 404	15000 BHP	100 %
Sea Panther	1999	AHTS KMAR 404	15000 BHP	100 %
Sea Wolf	1999	AHTS KMAR 404	15000 BHP	100 %
Amadon Tide	1999	AHTS KMAR 404	15000 BHP	100 %
William R Croyle	1998	AHTS KMAR 404	15000 BHP	100 %
Newbuilding program				
TBN	2007	AHTS Khiam Chuang	15000 BHP	100 %
TBN	2007	AHTS Khiam Chuang	15000 BHP	100 %
TBN	2006	AHTS Seatech P-729	6500 BHP	100 %
TBN	2006	AHTS Seatech P-729	6500 BHP	100 %
TBN	2007	AHTS Seatech P-729	6500 BHP	100 %
TBN	2007	AHTS Seatech P-729	6500 BHP	100 %
TBN	2007	AHTS Seatech P-729	6500 BHP	100 %
TBN	2007	AHTS Seatech P-729	6500 BHP	100 %
TBN	2008	AHTS Seatech P-729	6500 BHP	100 %
TBN	2008	AHTS Seatech P-729	6500 BHP	100 %
TBN	2008	AHTS Seatech P-729	6500 BHP	100 %
TBN	2008	AHTS Seatech P-729	6500 BHP	100 %
TBN	2009	AHTS Seatech P-729	6500 BHP	100 %
TBN	2009	AHTS Seatech P-729	6500 BHP	100 %
TBN	2009	AHTS Seatech P-729	6500 BHP	100 %
Sea Trout	2006	PSV 755 L	3250 DWT	100 %
TBN	2006	PSV 755 L	3250 DWT	100 %
TBN	2007	PSV 755 L	3250 DWT	100 %
TBN	2007	PSV 755 L	3250 DWT	100 %
TBN	2007	PSV 755 L	3250 DWT	100 %
TBN	2008	PSV 755 L	3250 DWT	100 %
TBN	2008	PSV 755 L	3250 DWT	100 %
TBN	2008	PSV 755 L	3250 DWT	100 %

Board of Directors



Olaf Fjell
Born 1951
Chairman since 2005

Other board assignments:
Franzefoss AS (chairman)
Statkraft
Kristian Jebsen Rederi AS

Education:
Master of business administration (Siviløkonom)
Norges Handelshøyskole (NHH)

Shares in Deep Sea Supply as per 31.12.2005:
50.000



Atle Bergshaven
Born 1946
Director since 2005

Other board assignments:
Det Norske Veritas (chairman)
Norwegian Hull Club
North of England P&I Club

Education:
Master of business administration
University of Newcastle-upon-Tyne

Shares in Deep Sea Supply as per 31.12.2005:
Atle Bergshaven has controlling interest in Bergshav Tankers AS owning 4,200,000 shares.



Anna Cecilie Holst
Born 1954
Director since 2004

Education:
Lic. Oec. HSG (University of St. Gallen)
CEFA (Norwegian School of Economics and Business Administration/
The Norwegian Society of Financial Analysts)

Shares in Deep Sea Supply as per 31.12.2005:
16,900



Peter J. Moe
Born 1945
Director since 2004

Education:
MBA from University of East Carolina, USA

Other board assignments:
Kruse Smith AS, (chairman)
Baltic Holding AS, (chairman)
Sinvest ASA
Reber Schindler Heis AS
ABCenter Holding AS

Shares in Deep Sea Supply as per 31.12.2005:
None

148

Board of Directors



Jon Skabu
Born 1967
Director since 2004

Other board assignments:
S&T Energy (chairman)

Shares in Deep Sea Supply as per 31.12.2005:
400,000. S&T Energy NV (partly owned by Jon Skabo) owned 3,100,000 shares.



Terje Olav Hellebo
Born 1946
Director since 2004

Other board assignments:
Petrolia Drilling AS
Venture Drilling AS

Shares in Deep Sea Supply as per 31.12.2005:
7,600



Eric HB Rikken
Born 1957
Director since 2005

Education:
Master of Science in Naval Architecture and Marine Engineering,
Technical University of Delft, the Netherlands

Shares in Deep Sea Supply:
Mr. Rikken is employed by and represents Vroon B.V. owning 4,500,000 shares as per 31.12.2005.

ANNUAL REPORT 6-7



Report from the Board

Deep Sea Supply ASA ("DESS" or the "Company") which commenced its operation on 26 July 2005, achieved for the remaining 5 months of the year, operating revenues of NOK 121,9 mill. And a pre-tax profit of the year of NOK 7,6 mill. The equity at the turn of the year was NOK 433,3 mill (32%) or NOK 9,43 per share.

Company operations

Deep Sea Supply ASA owns a fleet of 6 Anchor Handling Tug Supply Ships (the "Vessels"). The Company was established in 2004, however commenced its operation in July 2005 in connection with the acquisition of the Vessels.

The Company's Head Quarter is located in Dyvika, Norway where the Company has an administration consisting of 3 staff, all employed by the Parent Company. The Group consists of the Deep Sea Supply ASA being the parent company and its subsidiary Deep Sea Supply Shipowning AS. All Vessels are owned by the subsidiary.

DESS' strategy is to maintain a small staff and to outsource activities to external suppliers. The external suppliers are currently Bergshav Management AS in Grimstad, Norway and Tidewater Marine International Inc. in Houston (the Seller of the Vessels). Bergshav Management AS has a separate agreement with the crew management company OSM Norway AS in relation to Norwegian crew.

The Company's administration performs the chartering activities and business development whilst accounting, finance, technical management and crewing are outsourced. DESS' organization has been operative since July 2005. It is likely that the Company's organization will increase somewhat in 2006.

At the time of acquisition of the Vessels, five of these were on longer term time charters in West Africa (2 vessels), Australia (2 vessels) and Brazil (one vessel). One vessel was charter free and located in the "US Gulf".

Upon delivery, the Vessels' employment status can be summarized as follows:

Upon expiry of existing charters, the intention was to mobilize 3 to 4 of the Vessels to the North Sea, to operate the Vessels in the spot market and to invest in upgrading of the Vessels prior to operation in the North Sea.

Mobilizing vessels to the North Sea involves a period of positioning (approx. 17 days from US Gulf and approx. 54 days from Australia). The mobilization and upgrading will temporarily weaken the Company's profit.

Below, we will give a brief status of the Vessels' operations and employment from delivery:

The vessel "Sea Lynx" (Ex "Howard Houge") was mobilized to the North Sea shortly after the acquisition. In Norway, the Vessel was upgraded prior to operation in the North Sea. The Vessel changed flag to Norwegian flag (NOR) and the crew was changed to full Norwegian crew. The Vessel has been in operation in the North Sea spot market from September 2005 enjoying the good spot market.

"Sea Tiger" (Ex "Ray J. Hope") was redelivered from its charterer Esso Australia Pte. Ltd. on 21st November 2005. This had a positive effect on DESS' results as the charterer had options until March 2007 at rates below market. The Vessel was subsequently chartered out at good rates until January 2006.

"Sea Panther" (Ex "Billy Joe Ramey") was redelivered from her charter party on 22nd December 2005. The Vessel obtained a new charter at attractive rates in Australia until January 2006.

The other vessels, "William Croyle", "Amadon Tide" and the "McNee Tide" are employed as per their original time charters in Brazil and West Africa respectively. These are time charter parties entered into by Tidewater Marine International Inc., also responsible for the technical management and crewing. The three Vessels will terminate their existing charters by the end of June 2006 ("William Croyle") and end of April 2006 ("Amadon Tide" and "McNee Tide"). DESS is currently reviewing future chartering opportunities for these Vessels.

Vessel	Details	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
William R. Coyle	Petrobras – Brasil					Avail. spot market	
Amadon Tide	Mobil – Guinea					Avail. spot market	
Billy Joy Ramey	Conoco – East Timor				Available in the spot market		
McNee Tide	Mobil – Guinea					Avail. spot market	
Howard Hogue	Spot				Available in the spot market		
Ray J. Hope	Esso – Australia						

= Ongoing charters   = Charter option



As per the end of 2005, the Vessels' employment status can be illustrated as follows:

Vessel	Details	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
William R. Coyle	Petrobras – Brasil					Avail. spot market	
Amadon Tide	Mobil – Guinea					Avail. spot market	
Sea Panther (X - Billy Joe Ramey)						Avail. spot market	
McNee Tide	Mobil – Guinea					Avail. spot market	
Sea Lynx (X - Howard Hogue)	Spot				Available in the spot market		
Sea Tiger (X - Ray J. Hope)	Esso – Australia					Avail. spot market	

= Ongoing charters   = Charter option   = Upgrade/Mobilization

The 2005 Financial Statements and certain main risk factors

DESS commenced its operation on 26th July 2005 and the accounts hence reflect approximately 5 months. The accounts are presented on a consolidated basis.

Turnover and profit

The Company recorded freight revenues of NOK121,8 mill and operating expenses of NOK60,3 mill. The operating expenses included upgrading and drydocking expenses of the "Sea Lynx" and drydocking expenses of the "William Croyle" for a total amount of approx. NOK13 mill.

Mobilization expenses for "Sea Lynx" were NOK 0,9 mill and administration expenses NOK3,6 mill. The Company's operating profit before depreciation was NOK56,9 mill.

Normal depreciation of the Vessels was NOK23,6 mill resulting in an operating profit after depreciations of NOK 33,2 mill. The book value of the Vessels is depreciated to zero when 30 years old. The vessel values are reduced with an amount representing the estimated costs related to the next periodic drydocking. This amount (USD 0,5 mill per Vessel) is fully depreciated until the time of such next periodic drydocking.

Net financial items were NOK -25,6 mill. The freight revenues and operating costs have mainly been in USD, GBP and NOK. A rising USD/NOK exchange rate resulted in a realized exchange gain (agio) of NOK 2,4 mill related to the Vessels freight revenues and operating expenses and an unrealized exchange loss (disagio) of NOK -5,2 mill due to the Company USD debt (the Mezzanine Loan Facility).

Net profit before taxes was NOK7,6 mill.

The freight revenues increased significantly from 3rd to 4th quarter of 2005. The main reasons are high day rates achieved in the spot market for "Sea Lynx" in the North Sea and new charters at good rates for "Sea Tiger" and "Sea Panther" in Australia prior to their mobilization for operations in the North Sea.

Balance sheet

Deferred taxes at the end of 2005 were NOK46,5 mill., the value of which is not included in the balance sheet as per 31.12.2005. Deferred tax asset consists of tax deductible depreciations from the vessels based on a full year calculation and tax deductible expenses related to the private placement and the IPO.

By year end, the Vessels were financed by a NOK730 mill. 1st priority long term loan facility and a USD28,2 mill. 2ndpriority Mezzanine Loan Facility.

Equity

The acquisition of the Vessels was financed by a NOK420 mill. rights issue (at NOK10 per share). A NOK34,5 mill. IPO was raised in September 2005 (at NOK11,5 per share) prior to listing of the Company.

The total equity by the end of the year was NOK 433,3 mill.

Liquidity

Total current assets at year end were NOK135,3 mill and short term debt (including short term portion of long term debt) were NOK 79,8 mill.

Freight income not received of NOK73 mill is equivalent to average outstanding payment of 2-3 months. The Company is working actively to shorten this period of outstanding payment. Short term payables have been a steady NOK 22 mill.

150

Quarterly installments are NOK14,2 mill related to the 1st priority Loan Facility. The Mezzanine Loan Facility incurred monthly interest payments.

Deep Sea Supply Shipowning AS is the ship-owning company and hence generates all freight revenues for the Group The Company can transfer payments to its mother company in order to settle obligations entered into by this company.

Foreign Exchange
The exchange rate USD/NOK of 6,75 is used for the purpose of these accounts. The exchange rate USD/NOK was 6,5 upon acquisition of the Vessels.

Listing
The Company was listed on the Oslo Stock Exchange on 15th September 2005 and its ticker is "DESS".

Main risk factors and uncertainties
The strategy is to maintain a significant part of the Vessels in the North Sea spot market, hence the freight revenues are sensitive to changes in the spot rates in the North Sea.

DESS is furthermore sensitive to changes in currencies and interest rates. Freight revenues are mainly in USD and GBP. Both the USD Mezzanine Loan Facility and the NOK Senior Loan Facility had floating interest rates hence exposing the Company's financial expenses to a change in the NOK and USD interest rate levels.

Long term interest bearing debt was just below NOK900 mill.

DESS' equity was approximately 32% of total equity and liabilities.

Going concern
The accounts are prepared on the going concern basis.

Financial risks
The value of the Company's assets
The value of the Company's Vessels can change as a consequence of changes in the demand and supply for this type of vessels. This can impact on the equity of the Company.

Market risks
The Company intends to maintain a substantial part of its Vessels in the spot market. The rates in the spot market may change and hence impact on the Company's freight revenues and net profit. The Company is positive with respect to the future market for the next 2 years.

Credit risks
In the North Sea, the charterers are considered financially solid and the credit risks are viewed as low. The Company is focused on entering into charter parties with financially solid charterers also internationally.

The freight revenues from the vessels "William Croyle", "Amadon Tide" and "McNee Tide" are paid by the charterers to Tidewater which exposes the Company to a credit risk vis-à-vis Tidewater The risk is viewed as low due to Tidewater's size and financial situation.

Liquidity and risk
In a long lasting and depressed freight market, the freight revenues can be lower than the Company's operating and financial expenses and hence reduce the liquid means of the Company. The Company is positive with respect to the future market for the next 2 years.

Finance strategy
DESS has made a finance strategy targeting areas such as the Company's Value Adjusted equity, Liquidity, Exchange rates, Interest rates, Funds management etc.

Health, safety and environment
By year end 2005, the Company employed three staff. The working environment is considered good and there have been neither conflicts nor accidents.

All employees are male. The Company treats men and women equal in the recruitment processes.

The activities such as accounts, finance, technical management and crewing are outsourced to ISM certified companies.

Emphasis is made on professionalism and adherence to National and International laws and regulations by the suppliers delivering services to the Company. Efforts and initiatives to reduced accidents and pollution to the environment are compulsory

The Company's Vessels are engaged in sea transportation and hence at risk related to pollution of the environment. All Vessels are in compliance with requirements issued by regulatory bodies and the risk of pollution is hence viewed as limited.



The Company's shore based activities is not a threat to the environment.

Future outlook
Of significant impact to the Company is the future freight rates for AHTS vessels in the North Sea and internationally. The market outlook is good for the next two years due to the high offshore exploration activity and the consequent high utilization rate of oil rigs and new oil rigs being built. This creates an increased need for AHTS vessels.

In the 1st quarter of 2006, mobilization and upgrading of "Sea Panther" and "Sea Tiger" is expected to temporarily weaken the Company's net profit. In the 2nd quarter, freight revenues are expected to increase as 3 of the vessels will be in operation in the North Sea. The Company is hence well positioned to take advantage of a good summer market in the North Sea.

Changes in exchange rates and interests may impact the Company's freight revenues, operating costs and profit.

Important events after the year end
Financing
On 23rd January 2006, the Company issued a 5 years NOK200 mill. Bond secured with 2nd Priority mortgage in the Vessels for the purpose of refinancing the USD28,2 mill. Mezzanine Loan Facility. The refinancing provided significant savings for the Company. The NOK Bond is swapped to GBP and the interest is fixed for 5 years at a total interest rate of 7,76% p.a.

The NOK730 mill. Senior Loan Facility is priced at NIBOR plus a margin of 1,45% p.a.

Negotiations regarding a possible expansion of the fleet of vessels
The Board of Directors of Deep Sea Supply ASA ("DESS") has decided to acquire 22 shipbuilding contracts from Seatanker Management Ltd./Hemen Holding Ltd. at a total price of USD394 mill.

The shipbuilding contracts include 12 AHTS vessels with 6500 BHP, 2 AHTS vessels with 15,000 BHP and 8 PSV vessels of the UT 755L design with 3,250 DWT. The vessels are expected to be delivered during the period 2006 - 2009.

The transaction is subject to financing and shareholders approval in the ordinary shareholders' meeting to be held on March 31, 2006. The total newbuilding program will be financed with a share issue of 150-170 mUSD and a ne first priority bank loan of 225 mUSD. Hemen Holding Ltd. (a company controlled by John Fredriksen) and related parties will subscribe for 60 mUSD in the share issue, and will thus become the largest shareholder in DESS with an expected shareholding of approximately 23%.

Through this acquisition DESS becomes one of the leading owner/operators of supply vessels on a global basis.

Allocation of net profit - Deep Sea Supply ASA (parent company)
Net profit after taxes was NOK7,6 mill.. The net profit is suggested allocated as follows;

Transferred to retained earnings NOK 7,6 mill.

The Board is of the opinion that the accounts, balance sheet and notes present a true picture and complete information about the profit and financial condition of Deep Sea Supply ASA and consolidated at year end.



Sea Lynx tows Sedco 704.



Oslo
31.12.2005
13.03.2006

Olav Fjell
Styrets leder

Anna Cecilie Holst

Kerje Olav Hellebø

Jon Skabo

Peter Johan Moe

Atle Bergshaven

H. B. Rikken



Consolidated balance sheet

(All figures in NOK 1.000)

	Note	As at 31 December 2005	2004
ASSETS			
Non-current assets			
Vessels	5,6	1.196.186	0
Deferred maintenance cost	5,6	17.349	0
Equipment and vehicle	6	505	0
Deferred income tax assets	14,20	39	39
		1.214.079	39
Current assets			
Inventories	9	2.570	0
Trade and other receivables	8	73.136	0
Other short term receivables		2.255	0
Cash and cash equivalents	10	57.397	859
		135.360	859
Total assets		1.349.439	898
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	11	45.959	1.000
Other reserves - Share premium reserves		376.773	0
Other paid-in equity	11	3.099	0
Retained earnings		7.465	-102
Total equity		433.296	898
LIABILITIES			
Non-current liabilities			
Bank borrowings	13	836.335	0
		836.335	0
Current liabilities			
Trade and other payables	12	22.867	0
Bank borrowings	13	56.940	0
Total liabilities		79.807	0
Total equity and liabilities		1.349.439	898

The notes on pages 18 to 45 are an integral part of these consolidated financial statements.

152

Consolidated income statement

(All figures in NOK 1,000)

	Note	Year ended 31 December 2005	2004
Sales – Freight revenue	5	121.854	0
Operating expenses vessels	5, 17, 18	60.310	0
Gross profit		61.524	0
Other (losses)/gains – net	16	2.715	0
Depreciation	5, 6, 17	23.671	0
Selling and marketing costs – Relocation vessels		974	0
Administrative expenses	15	3.630	141
Other income		0	0
Other expenses		0	0
Operating profit	5	35.984	141
Finance costs	5, 19	23.110	0
Unrealized disagio	19, 21	5.288	0
Profit before income tax	5	7.566	-141
Income tax expense	14, 20	0	39
Profit for the year	5	7.566	-102
Attributable to:			
Equity holders of the Company		7.566	-102
Minority interest		0	0
		7.566	-102

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in NOK per share)

	Note	2005	2004
– basic	22	0.38	-0.10
– diluted	22	0.36	-0.10

The notes on pages 18 to 45 are an integral part of these consolidated financial statements.



Consolidated statement of changes in equity

Attributable to equity of the Company	Share-capital	Share-premium reserves	Other paid-in equity	Retained earnings	Total equity
Balance at 1 January 2004	0	0	0	0	0
Paid-in-capital from establishment	1 000	0	0	0	1 000
Profit for the year	0	0	0	-102	-102
Balance at 31 December 2004	1.000	0	0	-102	898
Balance at 1 January 2005	1.000	0	0	-102	898
Private placement July 2005	42.000	378.000	0	0	420.000
Private placement September 2005	2.959	31.073	0	0	34.032
Private placements costs	0	-32.300	0	0	-32.300
Equity component of compound financial liability (Share-Warrant-Agreement)	0	0	3.099	0	3.099
Profit for the year	0	0	0	7.566	7.566
Balance at 31 December 2005	45.959	376.773	3.099	7.465	433.296

The notes on pages 18 to 45 are an integral part of these consolidated financial statements.

Consolidated cash flow statement

(All figures in NOK 1 000)

	Note	Year ended 31 December 2005	2004
Cash flows from operating activities	21		
Cash generated from operations		109	-141
Interest paid		-20.702	0
Income tax paid		0	0
Net cash generated from operating activities		-20.593	-141
Cash flows from investing activities			
Purchases of property, plant and equipment (PPE)		-1.237.876	0
Net cash used in investing activities		-1.237.876	0
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		421.732	1.000
Proceeds from borrowings		907.510	0
Repayments of borrowings		-14.235	0
Net cash used in financing activities		1.315.007	1.000
Net (decrease)/increase in cash, cash equivalents and bank overdrafts			
Cash, cash equivalents and bank overdrafts at beginning of the year		859	1.000
Exchange gains/(losses) on cash and bank overdrafts		0	0
Cash, cash equivalents and bank overdrafts at end of the year		57.397	859

The notes on pages 18 to 45 are an integral part of these consolidated financial statements.



Notes to the consolidated financial statements

1. General information

Deep Sea Supply ASA was incorporated on 6 April 2004 with the purpose of acquiring a fleet of supply vessels. In June 2005, Deep Sea Supply agreed to acquire from Tidewater Marine International Inc. in Houston, USA a fleet consisting of six supply ships for a total consideration of USD 188 mill and, as part of the financing of this purchase, raised NOK 420 mill (USD 65 mill) in new equity through a private placement. The vessels were acquired by the wholly owned subsidiary Deep Sea Supply Shipowning AS on 26 July 2005. When the fleet of the six vessels were acquired, the business was operated under different time charter contract (TC-contracts). Accordingly, the acquisition was considered to be a business combination according to IFRS 3. Compared to the carrying amount of the acquired assets, no surplus values were identified in the transaction.

Deep Sea Supply ASA ('the Company') and its subsidiary Deep Sea Supply Shipowning AS (together 'the Group') own and operate 6 Anchor Handling Tug Supply Vessels (AHTS). All vessels are sister vessels and built in Norway between 1998 and 1999. Five of the six vessels have been on time charters in Africa, Australia/Far East and Brazil, while the remaining vessel has been operating in the North Sea.

The company is established in Dyvika – Arendal in Norway, with a staff of three people. Certain administrative tasks such as accounting and finance are outsourced to Bergshav Management AS, Grimstad (Norway), who is responsible for the technical management of the vessels operating in the North Sea. Tidewater who is located in Houston USA, is responsible for the technical management of the vessels operating outside of the North Sea.

The Company is a public limited liability company incorporated and domiciled in Norway. The address of its registered office is Dyvika – Arendal, Norway.

The Company has its primary listing on the Oslo Stock Exchange.

These consolidated financial statements have been approved for issue by the Board of Directors on 13 March 2006.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Deep Sea Supply ASA and its subsidiary Deep Sea Supply Shipowning AS had little or no operations until it acquired the vessels in July 2005. Hence, the Company's actual historical financial results have little or no relevance to expected future financial results. On 1 September 2005, Oslo Stock Exchange received a request for admission to stock exchange trading from the Company. Accordingly, the shares were quoted from 15 September 2005. The annual accounts for 2004 were prepared in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP). No differences were identified when the NGAAP-figures were reconciled to IFRS.

In the consolidated financial accounts presented for 2005, the prior years financial accounts for 2004 is presented in accordance with IFRS as comparable figures, and equals the NGAAP-figures for the companies within the Group, that were approved by the annual general meeting in June 2005. Accordingly, no separate statement of the NGAAP figures for 2004 is presented on the face of the balance sheet and profit and loss account.

2.1 Statement of Compliance and Basis for preparation

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Interpretations and amendments to published standards effective in 2005

The following amendments and interpretations to standards are mandatory for the Group's accounting periods beginning on or after 1 September 2004:

- IFRIC 2, Members' Shares in Co-operative Entities and Similar Instruments (effective from 1 January 2005);
- SIC 12 (Amendment), Consolidation - Special Purpose Entities (effective from 1 January 2005); and
- IAS 39 (Amendment), Transition and Initial Recognition of Financial Assets and Financial Liabilities (effective from 1 January 2005).

154

Management assessed the relevance of these amendments and interpretations with respect to the Group's operations and concluded that they are not relevant to the Group.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not early adopted, as follows:

- **IAS 19 (Amendment), Employee Benefits** (effective from 1 January 2006). As the Group does not have any employee benefit plans, this amendment will not have any impact on the financial accounts for the Company.

- **IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-group Transactions** (effective from 1 January 2006). This amendment is not relevant to the Group's operations, as the Group does not have any intra-group transactions that would qualify as a hedged item in the consolidated financial statements as of 31 December 2005 and 2004. The amendment could have a material impact on the financial accounts for 2006, and will apply this amendment from annual periods beginning 1 January 2006.

- **IAS 39 (Amendment), The Fair Value Option** (effective from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from annual periods beginning 1 January 2006.

- **IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts** (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to the Group.

- **IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources** (effective from 1 January 2006). These amendments are not relevant to the Group's operations.

- **IFRS 6, Exploration for and Evaluation of Mineral Resources** (effective from 1 January 2006). IFRS 6 is not relevant to the Group's operations.

- **IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures** (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.



- **IFRIC 4, Determining whether an Arrangement contains a Lease** (effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. All vessels that are operating under the supervision of Deep Sea Supply ASA are owned by the subsidiary Deep Sea Supply Shipowning AS. This amendment to IFRS would not have a relevance for the preparation of the financial accounts for the Company in 2004 and 2005.

- **IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds** (effective from 1 January 2006). IFRIC 5 is not relevant to the Group's operations.

- **IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment** (effective from 1 December 2005). IFRIC 6 is not relevant to the Group's operations.

2.2 Consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The financial statements for the subsidiary Deep Sea Supply Shipowning AS is prepared for the same accounting period as those of Deep Sea Supply ASA using consistent accounting policies.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policy of the subsidiary has been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3. Underlying concepts

The financial statements are prepared on the going concern basis using accrual accounting.

Assets and liabilities and income and expenses are not offset unless specifically permitted by an accounting standard.

Financial assets and financial liabilities are offset and the net amount reported only when a legally enforceable right to set off exists and the intention is either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Changes in accounting policies are accounted for in accordance with the transitional provisions in the IFRS standards. If no such guidance is given, they are applied retrospectively, unless it is impracticable to do so, in which case they are applied prospectively.

155

2.4. Recognition of assets and liabilities
Assets are only recognized if they meet the definition of an asset, it is probable that future economic benefits associated with the asset will flow to the group and the cost or fair value can be measured reliably.

Liabilities are only recognized, if they meet the definition of a liability, it is probable that future economic benefits associated with the liability will flow from the entity and the cost or fair value can be measured reliably.

2.5. Valuation and classification of assets and liabilities
Assets intended for long-term ownership or use is classified as fixed. Other assets are classified as current. Receivables due to be repaid within one year are classified as current assets. Analogous criteria are applied when classifying current and long-term liabilities. The first year's installment on long-term debt is classified as short term liability.

Fixed assets are stated at historic cost price, but written down to fair value when the fall in value is considered to be permanent. Such write-downs are reversed when the reason for the write-down no longer applies. Fixed assets with a limited economic life are depreciated on a planned basis.

When the company is valuing financial assets, financial liabilities and equity instruments, they use a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

Equity instruments are instruments that evidence a residual interest in the asset of an entity after deducting all of its liabilities. When the initially carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or losses arises from initially recognising the components of the instrument separately.

In valuing the equity part of the mezzanine loan nominated in USD, with a compound warrant agreement to certain related parties of the Company, the carrying amount of the liability component is determined by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to issue new ordinary shares of the Company, is the determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole, using the non-convertible debt-rate method.

2.6. Use of estimates
A preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates and judgments on their historical experience and on other various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The key sources of estimation of uncertainty at the balance sheet date, that have a significant risk for causing a material adjustment to the carrying amounts as assets and liabilities within the next financial year are discussed below under section 4.

2.7. Impairment of assets
Fixed assets and other non-current assets are reviewed for potential impairment at each reporting date, and whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purpose of assessing an impairment, assets are grouped at the lowest levels of which there are separately identifiable cash flows. An impairment loss is the amount by which the carrying amount of the assets exceeds the recoverable amount. The recoverable amount is the higher of the asset's net selling price and its value in use. The value in use is determined by reference to the discounted future net cash flows expected to be generated by the asset. When the asset is considered to be impaired, it is written down to its recoverable amount, and recognized in the income statement in those expense categories consistent with the function of the impaired asset.



2.8. Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments

Deep Sea Supply's primary reporting format is geographical segments. The geographical segments are based on the location of the vessels, however with respect to revenues on location of the customers Only one business segment (secondary segment) exists as per 31 December 2005 (AHTS-vessels of same size).

2.9. Foreign currency translation
(a) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Norwegian Kroner (NOK), which is also the Company's functional currency.

(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Currency gains and losses are classified as a financial item in the income statement.

2.10. Fixed Assets – Vessels and equipments
Fixed assets are stated at historical cost, less subsequent depreciation and impairment. For vessels purchased, these costs include expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated on a straight-line basis, taking residual values into consideration, and adjusted for impairment charges, if any. The carrying value of the fixed asset on the balance sheet represents the cost less accumulated depreciation and any impairment charges.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

In accordance with IFRS, each component of the vessels, with a cost significant to the total cost, is separately identified and depreciated, on a straight-line basis, over that component's economic life. Vessels and related equipment have expected useful life of approximately 25-30 years. Fixed assets are depreciated to their residual values, which are reviewed at each balance sheet date. Future depreciations are based on depreciation schedules including residual values Expected useful lives of long-lived assets, and residual values, are reviewed at each balance sheet date and, where they differ significantly from previous estimates, depreciation periods are charged accordingly.

Ordinary day-to-day maintenance expenses are charged to the income statement during the financial period in which they are incurred. Under IAS 16, costs related to major inspections/classifications (dry-docking) are recognized in the carrying amount of the vessels.

Periodic maintenance cost
Maintenance and classification costs for ships are capitalized and charged to expenses over the period up to the next occasion when maintenance is carried out, normally 60 months. Accrued maintenance and classification costs are classified as other operating expenses. When ships are acquired, a proportion of the acquisition cost is capitalized as periodic maintenance.

Depreciation on vessels and other assets (equipment) is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

– Vessels	25-30 years
– Vehicles	5 years
– Furniture, fittings and equipment	3 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.7).
Gains and losses on disposals are determined by comparing proceeds with carrying amount.

2.11. Financial assets
The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available for sale . The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets at fair value through profit or loss*
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) *Loans and receivables*
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'trade and other receivables' in the balance sheet (Note 2.11).

(c) *Available-for-sale financial assets*
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

2.12. Derivative financial instruments and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); (2) hedges of a particular risk associated with a recognised asset or liability or a highly probable forecast transaction (cash flow hedge); or (3) hedges of a net investment in a foreign operation (net investment hedge).

As of 31 December 2005 and 2004, the Company did not have any derivative transactions that qualified for hedge accounting under IAS 39. Changes in the fair value of these derivative instruments are recognized immediately in the income statement.



2.13. Inventories
Inventories, which comprises mainly of bunker fuel and lubrication oil, are stated at the lower of cost and net realisable value.

2.14. Trade receivables
Short term trade receivables are recorded at their nominal value less provisions for bad debts, as this is a reasonable approximation of the fair value of the receivables. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each period and establishes an allowance for uncollectible amounts when there is objective evidence that the Group will not be able to collect *all amounts due according to the original* terms of receivables. The amount of the allowance is based on the age of unpaid amounts (days overdue), information about the financial capacity of the customers, and other relevant information.

2.15. Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

2.16. Restricted cash
Restricted cash deposits comprise of funds held in separate Group bank accounts, which will be used to settle accrued taxation liabilities related to employee's tax deduction.

2.17. Share capital
Ordinary shares are classified as equity

Costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18. Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the *effective interest method.*

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.19. Deferred income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax if it is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss,. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.20. Profit-sharing and bonus plans
The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

157

2.21. Provisions
Provisions represent liabilities of uncertain timing or amount. Provisions are recognised when the group has a present legal or constructive obligation, as a result of past event, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made for the amount of the obligation.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.22. Revenue recognition
Revenue is recognised as follows:

(a) *Operating revenue*
Revenues and expenses related to employment of vessels have been accrued on the basis of duration of the charter. A charter is defined as the agreed commencement date of the charter agreement. The earning process is completed upon completion of the charter at port of delivery. Idle time is defined as waiting-time for new employment.

(b) *Interest income*
Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(c) *Dividend income*
Dividend income is recognised when the right to receive payment is established.

2.23 Dividend distribution
Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

3. Financial risk management

3.1 Financial risk factors
The Group's activities expose it to a variety of financial risks: market risk (including currency risk, and price risk), credit risk, liquidity risk and interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

The Group has formulated a finance strategy were certain basic preferred numbers are settled as target figures for the following topics:

- Value Adjusted Equity
- Liquidity Fund
- Exchange rates
- Interest rates
- Funds Management

(a) *Market risk*
(i) Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and the UK pound. Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities.

To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, entities in the Group use forward contracts. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. The management of the Company is responsible for managing the net position in each foreign currency by using external forward currency contracts.



(ii) Price risk
The Group is exposed to changes in time charter rates as market fluctuates. The Group is not exposed to commodity price risk, except for the cost of bunkers oil.

(b) *Credit risk*
The Group has no significant concentrations of credit risk. It has policies in place to ensure that the services which they perform, are delivered to customers with an appropriate credit history.

(c) *Liquidity risk*
Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market position. No credit-line is made available to the Group. According to the financial strategy of the Group, the Group is obliged to hold a certain amount of cash, which reduces the liquidity risk.

(d) *Cash flow and fair value interest rate risk*
As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.
The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

4. Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) *Estimated market value of vessels*
The Group tests annually whether vessels have suffered any impairment, in accordance with the accounting policy stated in Note XX. The net realizable value of the vessels have been determined based on broker-estimates.
These calculations require the use of estimates (Note X).

(b) *Fair value of derivatives and other financial instruments*
The fair value of financial assets, financial liabilities and equity instrument is determined by using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

158

5. Segment information

Primary reporting format – geographical segments
The primary reporting segment of the Group is geographical segments, where the business is divided into four different geographical areas (North Sea, Africa, Brazil and Australia/Far East).
In 2005 only one business segment have been identified, which consists of the six AHTS-vessels all of the same size.

As long as the activity of the group commenced in July 2005, no comparable segment information are prepared as per 31 December 2004.

The segment results for the operating period in 2005, from 25 of July to 31 December 2005, are as follows:

	North Sea	Africa	Australia / Far East	Brazil	Group
Total gross segment sales	19.163	40.813	47.309	14.569	121.854
Inter-segment sales	0	0	0	0	0
Sales	19.163	40.813	47.309	14.569	121.854
Operating profit/Segment result	-2.898	17.726	24.153	-2.998	35.984
Finance costs (Note 19)					28.418
Profit before income tax					7.566
Income tax expense					0
Profit for the year					7.566

Other segment items included in the income statement are as follows:

Year ended 31 December 2005	North Sea	Africa	Australia / Far East	Brazil	Group
Depreciation (Note 6)	3.945	7.890	7.890	3.945	23.671

The segment assets and liabilities at 31 December 2005 and capital expenditure for the year then ended are as follows:

	North Sea	Africa	Australia / Far East	Brazil	Group
Assets	226.962	449.091	448.938	224.408	1.349.400
Liabilities	152.690	305.381	305.381	152.690	916.143
Capital expenditure (Notes 6)	205.017	404.975	404.975	202.619	1.217.586

Segment assets consist primarily of vessels receivables and operating cash. They exclude deferred taxation.
Segment liabilities comprise operating liabilities (including derivatives designated as hedges of future commercial transactions). They exclude items such as taxation, corporate borrowings and related hedging derivatives.
Capital expenditure comprises additions to vessels, vehicles & machinery and furniture, fittings & equipment (Note 6).

Consolidated Financial Statements



6. Fixed assets – Vessels and equipment

	Vessels	Vehicles & machinery	Furniture, fittings & equipment	Total
At 1 January 2004	0	0	0	0
Cost or valuation	0	0	0	0
Accumulated depreciation	0	0	0	0
Year ended 31 December 2004	0	0	0	0
Year ended 31 December 2004				
Opening net book amount	0	0	0	0
Depreciation charge (Note 25)	0	0	0	0
Closing net book amount	0	0	0	0
At 31 December 2004				
Cost or valuation	0	0	0	0
Accumulated depreciation	0	0	0	0
Net book amount	0	0	0	0
Year ended 31 December 2005				
Opening net book amount	0	0	0	0
Additions	1.237.206	670	0	1.237.876
Depreciation charge (Note 25)	(23.671)	(165)	0	(23.836)
Closing net book amount	1.213.535	505	0	1.214.040
At 31 December 2005				
Cost or valuation	1.237.206	670	0	1.237.876
Accumulated depreciation	(23 671)	(165)	0	(23.836)
Net book amount	1.213.515	505	0	1.214.040

7. Derivative financial instruments

Forward foreign exchange contracts
The are no outstanding forward foreign exchange contracts at 31 December 2005 and 2004.

8. Trade and other receivables

	2005	2004
Trade receivables	73.136	0
Less: provision for impairment of receivables	0	0
Trade receivables – net	73.136	0
Less non-current portion: loans to related parties	0	0
Current portion	73.136	0

The fair values of trade and other receivables are as follows:

	2005	2004
Trade receivables	73.136	0
Prepayments	0	0
Receivables from related parties	0	0
Loans to related parties	0	0
	73.136	0

There is a certain credit risk and dispute risk with respect to trade receivables, as long as a major part of the receivables are towards Tidewater Marine International Inc. in Houston USA, the prior owner of the six AHTS-vessels, which is a major US-listed company within the supply-operating industry.

The Group has not recognised any losses on its trade receivables during the year ended 31 December 2005.

9. Inventories

	2005	2004
Bunkers	2.305	0
Lubrication oil	265	0
Total	**2.570**	**0**

10. Cash and cash equivalents

	2005	2004
Cash at bank and in hand	57.397	859
Short-term bank deposits	0	0
Total bank deposits	**57.397**	**859**

Specification of restricted deposits

Bank deposits	105	0

The carrying amounts of cash approximate fair value. Currently, there is no credit facility for the Group. Restricted bank deposits are for employee tax withholdings.

Consolidated Financial Statements



11. Share capital

	Number of shares (thousands)	Ordinary shares	Share premium	Treasury shares	Total
Incorporation at 6 April 2004	1.000	1.000	0	0	1.000
At 31 December 2004	1.000	1.000	0	0	1.000
Private placement in July 2005	42.000	42.000	0	0	42.000
Private placement in September 2005	2.959	2.959	0	0	2.959
At 31 December 2005	**45.959**	**45.959**	**0**	**0**	**45.959**

The total authorised number of ordinary shares is 45.959 million shares (2004: 1 million shares) with a par value of NOK 1 per share (2004: NOK 1 per share). All issued shares are fully paid.

The 20 largest shareholders of the Group is presented in a separate note in the annual report.

Other paid in equity is related to the equity component of the compound financial liability, and consists of the follo items:

	Warrant- agreement	Total
Balance at 31 December 2004	**0**	**0**
Warrant agreement – equity component 2005 (See "Consolidated Statement of changes in equity" on page 6).	3.099	3.099
Balance at 31 December 2005	**3.099**	**3.099**

On 14 July 2005 Deep Sea Supply ASA entered into a share warrant agreement with Drawbridge Special Oppor LP ("DSOF)" pursuant to which DSOF is granted 1,792,667 warrants, each with a right to subscribe for one shar subscription price of NOK10 per share. The warrants may be exercised at any time up to 13 July 2010. The agreement pr vides for pre-emption rights to DSOF as for shareholders, dilution protection and tag-along rights in case of a pub down of shares.

12. Trade and other payables

	2005	2004
Trade payables	18.998	0
Amounts due to related parties (Note 38)	0	0
Social security and other taxes	0	0
Accrued expenses	3.869	0
Total	**22.867**	**0**

160

13. Borrowings

	2005	2004
Non-current		
Bank borrowings	836.335	0
	836.335	0
Current		
Bank borrowings	56.940	0
	56.940	0
Total borrowings	893.275	0

By year-end, the vessels are financed with a NOK 730 mill 1st priority Senior Loan Facility (The Senior loan) and a USD 28.2 mill Mezzanine Loan facility secured with 2nd priority mortgage.
Interest on the Senior Loan is NIBOR plus a margin of 1.45% p.a. and interest on the Mezzanine Loan facility is LIBOR plus a margin of 8.75% p.a.
The agreed term of the Senior Loan is 6 years however the final repayment date in the earlier of;
i) 6 years and
ii) One month prior to the final maturity of the Second Priority Loan

The maturity of non-current borrowings is as follows:

	2005	2004
Between 1 and 2 years	56.940	0
Between 2 and 5 years	170.820	0
Over 5 years	608.575	0
	836.335	0

On 23 January 2006, the Company issued a 5 years NOK 200 mill bond issue secured with 2nd priority mortgage in the vessels for the purpose of refinancing the USD 28.2 mill Mezzanine Loan facility. The refinancing provided significant savings for the Company. The NOK bond is swapped to GBP and the interest is fixed for 5 years at a total interest rate of 7,76% p.a.

The effective interest rates at the balance sheet date were as follows:

	2005		2004	
	NOK	USD	NOK	USD
Bank borrowings	4,3%	11,1%	0	0



14. Deferred income tax

Deferred tax assets as per 31 December 2005 of NOK 46.5 mill consists of losses carried forward of NOK 47.4 mill reduced by a deferred tax liability of NOK 0.9 mill related to the equity component of the compound financial instr (Share Warrant Agreement). The offset amounts are as follows:

	2005	2004
Deferred tax assets:		
– Deferred tax asset to be recovered after more than 12 months	48.835	
– Deferred tax asset to be recovered within 12 months	0	0
	48.835	0
Deferred tax liabilities:		
– Deferred tax liability to be recovered after more than 12 months	42.738	
– Deferred tax liability to be recovered within 12 months	0	0
	42.738	0
Net deferred tax assets	6.097	0

The gross movement on the deferred income tax account is as follows:	2005	2004
Beginning of the year	39	0
Income statement charge (Note 20)	0	39
End of the year	39	39

Deferred tax liabilities:	Accelerated Tax depreciaton	Fair value gains	Share Warrant Agreement	Total
At 1 January 2004	0	0	0	0
Credited to the income statement	0	0	0	0
	0	0	0	0
At 31 December 2004				
(Credited)/charged to the income statement	41.870	0	0	41.870
Equity component in compount financial instruments				
(Share Warrant Agreement), recorded at fair value	0	0	868	868
At 31 December 2005	41.870	0	868	42.738

Consolidated Financial Statements

The movement in deferred tax assets during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets:	Provisions	Impairment losses	Tax losses	Other	Total
At 1 January 2004	0	0	0	0	0
Credited to the income	0	0	39	0	39
At 31 December 2004	0	0	39	0	39
(Credited)/charged to the income statement	0	0	0	0	0
Tax deductible expenses	0	0	48.796	0	48.796
At 31 December 2005	0	0	48.835	0	48.835

Deferred income tax assets are not recognised for the net amount of tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is uncertain.

15. Provisions for other liabilities and charges

Bonus agreement for Managing Director

The Board has agreed an incentive scheme with the managing Director. The Managing Director will be entitled to bonus payments if the value of the Group develops better than the average value of certain companies which are comparable with and operates in the same market as the Group, a "Peer Group". The bonus payment shall be calculated annually based on the 12 months period starting and ending 30 September. The first period ends 30 September 2006. The maximum bonus payment is limited to the Managing Directors annual salary, which is NOK 1.8 mill per year.

As per 31 December 2005 no accruals are made in the balance for the Bonus Agreement to the Managing Director.

16. Other (losses)/gains – net

	2005	2004
Finance income	280	0
Net foreign exchange gains (Note 29)	2.455	0
Total	2.735	0

17. Expenses by nature

	2005	2004
Depreciation, amortisation and impairment charges (Notes 6)	23.671	0
Operating expenses vessels (specified below)	60.330	0
Relocation vessels	974	0
Payroll expenses administrative employees	2.498	0
Administration	1.132	141
Total cost of goods sold, marketing and distribution costs and administrative expenses:	**88.605**	**141**
Number of employees	3	0



Consolidated Financial Statements

18. Operating expenses vessels

	2005	2004
Crew expenses	29.482	0
Insurance	2.785	0
Upgrade/drydocking	8.536	0
Rep. & Maintenance, provisions, stores, lubrication oil, administration of operations and miscellaneous	19.526	0
Total	60.330	0

19. Finance costs

Interest expense	2005	2004
– Bank borrowings	-23.130	0
Net foreign exchange transaction gains/(losses) (Note X)	-5.288	0
Total	-28.418	0

20. Income tax expense

	2005	2004
Current tax	0	0
Deferred tax assets (Note 14)	0	-39
	0	-39

21. Net foreign exchange gains/(losses)

The exchange differences (charged)/credited to the income statement and finance costs are included as follows:

	2005	2004
Other gains – net (Note 16)	2.455	0
Finance costs – net (Note 19)	5.288	0
Total	-2.833	0

22. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the w average number of ordinary shares in issue during the year.

	2005	2004
Profit attributable to equity holders of the Company	7.566	-102
Ordinary shares in issue (thousands)	45.959	1.000
Basic earnings per share (NOK per share)	0.38	-0.10

162

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: shares from warrant agreement. The shares related to the warrant agreement are assumed to have been converted into ordinary shares.

	2005	2004
Profit attributable to equity holders of the Company	7.566	0
Profit used to determine diluted earnings per share	7.566	0
Weighted average number of ordinary shares in issue (thousands)	20.056	1.000
Weighted average number of ordinary shares for diluted earnings per share (thousands)	20.797	0
Diluted earnings per share (NOK per share)	0.36	-0.10

23. Cash generated from operations

	2005	2004
Profit for the period	7.566	-141
Adjustments for:		
– Tax (Note 20)	0	0
– Depreciation (Note 6)	23.836	0
– Interest expense (Note 19)	23.130	0
– Exchange (gains)/losses on borrowings (Note 19)	5.288	0
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):		
– Inventories	-2.570	0
– Trade and other receivables	-73.136	0
– Trade and other payables	15.995	0
Cash generated from operations:	109	-141

24. Establishment of subsidiary

The wholly owned subsidiary Deep Sea Supply Shipowning AS was established by Deep Sea Supply ASA on the 20 April 2004, short after the establishment of Deep Sea Supply ASA. The company was established by a minimum equity capital of NOK 0.1 mill, according to the Norwegian Companies Act. All shares issued are owned by Deep Sea Supply ASA.



163

25. Related-party transactions

Ocean Partners AS owns approximately 9% of total outstanding shares. Ocean Partners AS is 100% owned by Bergshav Shipholding AS, were Atle Bergshav who is a member of the Board of Directors, has a controlling interest. No transactions between Atle Bergshav and the Group exists in 2005 and 2004. The Group has entered into an agreement with Bergshav Management AS, which is also under control by Atle Bergshaven. Bergshav Management AS is performing different kinds of services to the Group, related to the following areas:

- Technical management of vessel operating in the North Sea amount to NOK 1.030 mill per vessel per year.
- Monitoring of services performed by Tidewater Marine International Inc. related to their role as a manager of the vessels owned by the Group, which is operating outside the North Sea, amount to NOK 0.250 mill per vessel per year.
- Chief Financial Officer and accounting staff, amount to NOK 2 mill per year.

All service agreements are made on commercial basis as arm-length-prices, and can be terminated with 6 months notice.

iii) Key management compensation

	2005	2004
Salaries and other short-term employee benefits	1.800	0
Termination benefits	0	0
Post-employment benefits	0	0
Other long-term benefits	0	0
Share-based payments	0	0
Total	1.800	0

An agreed upon salary to the Managing Director of the Group equals NOK 1.8 mill per year. In the financial accounts for 2005, recorded salary to the Managing Director equals NOK X. There are no outstanding loans to the employees of the Group as per 31 December 2005 and 2004.

26. Events after the balance sheet date

Negotiations regarding a possible expansion of the fleet of vessels.
The Board of Directors of Deep Sea Supply ASA ("DESS") has decided to acquire 22 shipbuilding contracts from Seatanker Management Ltd. at a total price of approx. USD393 mill.

The shipbuilding contracts include 12 AHTS vessels with 6,500 BHP, 2 AHTS vessels with 15,000 BHP and 8 PSV vessels of UT755L design of 3,250 d.w.t. The first vessel is expected to be delivered in October 2006.

The transaction is subject to financing and shareholders' approval in the ordinary shareholders' meeting to be held on March 31, 2006. The total newbuilding program will be financed with a share issue of USD121-135 mill., a bond issue of USD 30-40 mill. and a new 1st priority bank loan of USD 225 mill. Hemen Holding (a company controlled by John Fredriksen) has agreed to subscribe for a minimum of USD 47 mill. of the share issue, and will thus become the largest shareholder in DESS with an expected shareholding of approximately 20%.

Through this acquisition, DESS becomes one of the leading owner/operators of supply vessels on a global basis.



Annual accounts for Deep Sea Supply ASA
The financial information for the parent company of the group, Deep Sea Supply ASA, presented in notes 27 to 38 on page 31 to 38, is made up in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP).

27. Balance sheet

Deep Sea Supply ASA
Balance sheet at 31.12 (Amounts in NOK 1000)

ASSETS	Note	2005	2004
Fixed assets			
Intangible fixed assets			
Deferred tax asset	14, 20, 35	39	39
Total intangible fixed assets		39	19
Tangible fixed assets			
Office equipment	33	217	0
Vehicles	33	288	0
Total tangible fixed assets		505	0
Financial fixed assets			
Investments in subsidiaries	34	340 100	100
Total financial fixed assets		340 100	100
Total non-current assets		340 644	139
Debtors			
Other debtors	38	77 526	0
Total debtors		77 526	0
Bank, deposits, cash in hand etc.	11	5 634	759
Total current assets		83 160	759
TOTAL ASSETS		423 804	898

164

Consolidated Financial Statements

Deep Sea Supply ASA
Balance sheet at 31.12. (Amounts in NOK 1000)

EQUITY AND LIABILITIES	Note	2005	2004
EQUITY			
Paid in capital			
Share capital	36	45 959	1 000
Share premium reserve	36	376 773	0
Total paid in equity		422 732	1 000
Retained earnings			
Other equity	36	272	-102
Total retained earnings		272	-102
Total equity		423 004	898
LIABILITIES			
Current liabilities			
Trade creditors		290	0
Public duties payable		229	0
Other short-term liabilities		281	0
Total current liabilities		800	0
Total liabilities		800	0
TOTAL EQUITY AND LIABILITIES		423 804	898

ANNUAL REPORT 38-39

Consolidated Financial Statements



28. Income statement

Deep Sea Supply ASA
INCOME STATEMENT (Amounts in NOK 1000)

	Note	2005	2004
Revenue		3 000	0
Total revenue		3 000	0
Payroll expense	32	2 498	0
Depreciation	33	165	0
Other operating expenses		9	141
Total operating expenses		2 672	141
Result of operations		328	-140
Other interest received		45	0
Profit before taxes		373	-140
Tax on ordinary result	35	0	39
Result of the year		373	-101
Disclosure:			
Allocation to reserve for valuation variances		373	-101

165

29. Cash flow

Deep Sea Supply ASA
CASH FLOW at 31.12.2005 (Amounts in NOK 1000)

	2005	2004
Cash flow from operations		
Result before taxes	373	-141
Ordinary depreciation	165	0
Change in trade creditors	290	0
Changes in other provisions	237	0
Net cash flow from operations	1 065	-141
Cash flow from investments		
Proceeds from sale of fixed assets		
Purchase of fixed assets	-670	0
Loans granted to related parties	-77 253	0
Purchase of of shares and investments in other companies	-340 000	-100
Net cash flow from investments	-417 923	-100
Cash flow from financing		
New equity received	421 733	1 000
Net cash flow from financing	421 733	1 000
Effect of exchange differences on cash and cash equivalents		
Net change in cash and cash equivalents	4 875	759
Cash and cash equivalents at the beginning of the period	759	0
Cash and cash equivalents at the end of the period	5 634	759
Specification of cash and cash equivalents at the end of the period		
Bank deposits, cash, etc.	5 634	759



30. Notes to the financial statement Deep Sea Supply ASA

Accounting principles
The annual report and accounts for Deep Sea Supply ASA have been prepared according to Norwegian Accounting and the generally accepted accounting principles. The most important accounting principles for the company are descr below.

Recognition of income
Services are recognised in proportion to the work performed.

Classification of items on the balance sheet
Assets intended for permanent ownership or use and receivables that fall due more than one year in the future ar as fixed assets. Other assets are classified as short-term and recorded as current assets.

Liabilities that fall due later than one year after the end of the accounting year are classified as long-term liabilities liabilities are classified as current liabilities. The first year of instalments on long-term debt are reclassified as cur bilities.

Valuation of current assets/liabilities
Current assets and liabilities on the balance sheet are valued in accordance with the lower or higher value principle tively. Receivables are valued thus at the lower of their nominal or fair value.

Shares in subsidiaries
Shares in subsidiaries are recorded at cost price. In cases where the fair value is lower, the value has been written do the decline in value is not a temporary nature.

Group contributions to subsidiaries, with tax deducted, are reflected as an increase in the purchase cost of the shar

Dividends/group contributions are taken to income in the same year as the provisions are made in the subsidiar ed companies. If dividends/group contributions significantly exceed the portion of retained result after the purchase excess represents repayment of invested capital and is deducted from the investment's value in the balance sheet.

Valuation of fixed assets
Tangible fixed assets are recorded on the balance sheet at the historical cost price less ordinary depreciation. The depr tion schedules are based on straight line depreciation over the estimated economic life of the assets.

In cases where the estimated market value (real value) of tangible assets is lower than the book value and the decr value is due to causes that are not seen as temporary, the individual asset is written down to the estimated mark Write-downs are reversed if the basis for the write-down no longer exists.

Tax
Taxes in the profit and loss account include the period's payable taxes and changes in deferred tax. Deferred tax is calcula with 28% of the timing differences between profit calculations for financial statements and those for tax purposes, losses carried forward from previous years. Tax increasing and tax decreasing timing differences, which can or will r in the same period, have been offset.

Cash flow statement
The cash flow statement has been prepared based on the indirect method. Cash and cash equivalents are defined her as bank deposits.

31. Bank deposits

The company's restricted bank deposit of NOK 103.053 is for employee tax withholdings.

166

Consolidated Financial Statements

12. Payroll expenses and employees

	2005	2004
Salaries and wages	2.065	0
National insurance contribution	308	0
Other benefits	125	0
Total personnel expenses	2.498	0
Average number of employees	1	0

Remuneration paid to Board of Directors, Managing Director and Auditor

	2005	2004
Board of Directors	0	0
Managing Director	1.800	0
Auditor, auditing	30	0
Auditor, consulting relates to private placements and initial public offering	440	37

Bonus agreement Managing Director

The Board has agreed an incentive scheme with the managing Director. The Managing Director will be entitled to bonus payments if the value of the Group develops better than the average value of certain companies which are comparable with and operates in the same market as the Group, a "Peer Group". The bonus payment shall be calculated annually based on the 12 months period starting and ending 30 September. The first period ends 30 September 2006. The maximum bonus payment is limited to the Managing Directors annual salary, which is NOK 1.8 mill per year.

As per 31 December 2005 no accruals are made in the balance for the Bonus Agreement to the Managing Director.

13. Fixed assets

	Vehicles	Office equipment
Cost price 1.01.2005	0	0
Additions during period	360	310
Disposals during period	0	0
Cost price 31.12.2005	360	310
Accumulated depreciation 31.12.2004	0	0
Depreciation during period	72	93
Accumulated depreciation 31.12.2005	72	93
Net booked Amount	288	217

Vehicles are depreciated over 5 years and Office equipment are depreciated over 3 years.

Consolidated Financial Statements



14. Shares in subsidiaries

Subsidiary	Business office	Ownership	Equity last year (100 %)	Result last year (100 %)	Cost price /booked value
Deep Sea Supply Shipowning AS	Færvik	100 %	350.392	7.193	340.100
Total					340.100

15. Taxes

	2005	2004
Tax payable	0	0
Change in deferred tax/tax assets	0	-39
Tax	0	-39
Equity component Warrant Agreement	3.099	0
Carry forward loss	-32.068	-141
Total temporary differences	-28.969	-141
Deferred tax assets - net	-8.112	-39
Tax rate applied	28 %	28 %

Deferred income tax assets are not recognised for the amount of tax loss carry-forwards to the extent that the realisa the related tax benefit through the future taxable profits is uncertain.

16. Equity

	Share capital	Share premium reserve	Other reserves	Total equity
At 31 December 2004:	1.000	0	-101	898
Private placement in July 2005	42.000	378.000		420.000
Private placement in August 2005	2.959	31.073		34.033
Private placements costs	-32.300			-32.300
Profit / loss for the year	373			373
At 31 December 2005	45.959	376.773	272	423.004

The share capital of NOK 45.959.414 consists of 45.959.414 shares of NOK 1,- each. All shares have equal rights

On the 14 of July 2005 the Company entered into a Share Warrant Agreement with Drawbridge Special Opportunities Fund LP.

Share holders with more than 1 % holding at 31.12.2005 and Board of directors and managing directors share inter the company are presented in a separate note in the annual report.

167

37. Transactions with related parties

Related parties are considered to be board (including associated companies), the company management and subsidiaries.

There are no management agreements with related parties outside the group charging the company management fees. Deep Sea Supply ASA has charged Deep Sea Supply Shipowning AS with an management fee representing a cost of NOK 3 mill in 2005.

Bergshav Tankers AS owns approximately 9 % of total outstanding shares. Bergshav Tankers AS is 100% owned by Bergsha Shipholding AS, were Atle Bergshaven who is a member of the Board of Directors, has a controlling interest. No transactions between Atle Bergshaven and the Group exists in 2005 and 2004. The Group has entered into an agreement with Bergshav Management AS, which is also under control by Atle Bergshaven. Bergshav Management AS is performing different kinds of services to the Group, related to the following areas:

- Technical management of vessel operating in the North Sea amount to NOK 1.050 mill per vessel per year.
- Monitoring of services performed by Tidewater Marine International Inc. related to their role as a manager of the vessels owned by the Group, which is operating outside the North Sea, amount to NOK 0.250 mill per vessel per year.
- Chief Financial Officer and accounting staff, amount to NOK 2 mill per year.

38. Intercompany balances

Short terms claims Deep Sea supply Shipowning AS NOK 77.2 millions.

39. Report of the auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
Postboks 447
N-4664 Kristiansand
Telefon 02316
Telefaks 23 16 10 00

To the annual shareholders' meeting of Deep Sea Supply ASA

Auditor's report for 2005

We have audited the annual financial statements of Deep Sea Supply ASA as of December 31, 2005, showing a profit of NOK 372.764 for the parent company and a profit of NOK 7.566.291 for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The annual financial statements comprise the financial statements of the parent company and the group The financial statements of the parent company comprise the balance sheet, the statements of income and cash flows, statement of changes in equity) and the accompanying notes. The financial statements of the group comprise the balance sheet, the statement of income and cash flows, the statement of changes in equity and the accompanying notes. The regulations of the Norwegian accounting act and accounting standards, principles and practices generally accepted in Norwa been applied in the preparation of the financial statements of the parent company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the group. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial sta ments and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including standards on auditing adopted by The Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements ar free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estima made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the parent company have been prepared in accordance with the law and regulations and g a true and fair view of the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows (and the changes in equity) for the year then ended, in accordance with accounting standards, pr ciples and practices generally accepted in Norway
- the financial statements of the group have been prepared in accordance with the law and regulations and give a true and fair view of the financial position of the group as of December 31, 2005, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documenta of accounting information in accordance with the law and good bookkeeping practice in Norway
- the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations

Kristiansand, 13 March 2006

PricewaterhouseCoopers AS

Torstein S. Robstad
State Authorised Public Accountant (Norway)

The largest shareholders as per 20.06. 2006

	No. of shares	Owner interest %
Hemen Holding Limited	34 882 352	26,75 %
ABN AMRO GLOBAL	9 640 000	7,39 %
GOLDMAN SACHS INTERNATIONAL	9 589 709	7,35 %
SVENSKA HANDELSBANKEN	6 995 048	5,36 %
Bergshav Tankers AS	5 500 000	4,22 %
Merrill Lynch	4 473 200	3,43 %
Bear Stearns Securities	3 510 300	2,69 %
Bank of New York	3 027 200	2,32 %
J. P. Morgan Bank	2 578 240	1,98 %
MORGAN STANLEY	2 435 453	1,87 %
Credit Suisse Securities	2 363 200	1,81 %
Orkla ASA	2 221 240	1,70 %
Bank of New York	2 137 678	1,64 %
Haug Odd Roar	1 390 000	1,07 %
GOLDMAN SACHS & Co	1 288 600	0.99 %
First Securities ASA	1 140 271	0,87 %
UBS AG London Branch	1 066 360	0,82 %
Deutsche Bank AG London	1 041 000	0,80 %
Odin Norden	881 240	0,68 %
Odin Norge	864 240	0,66 %
Total	97 025 331	74,41 %
Total other shares	33 164 308	25,59 %
Total number of shares	130 189 639	100,00 %



169

Deep Sea Supply ASA's ("DESS" or the "Company") principles for Corporate Governance is based on the "Norwegian Recommendation for Corporate Governance" issued on the 7th December 2004. Listed companies are expected to practice Corporate Governance that regulated the division of roles between Shareholders, the Board of Directors and the Executive Management more comprehensively than is required by the legislation. The code of practice intends to strengthen the confidence in listed companies providing the highest possible value creation benefiting shareholders, employees and others. The Board will below present its Corporate Governance.

DESS' auditor and corporate lawyer have presented "The Norwegian Code of practice for Corporate Governance" for the Board of Directors and the Management.

Deep Sea Supply ASA is an offshore supply company. In 2005 the Company acquired a fleet of modern second hand AHTS vessels (Anchor Handling Tug Supply) built in Norway in 1998/99. The vessels are operating in North Sea and internationally. The motivation for the acquisition of this fleet is the very active offshore rig market which is expected to result in increased demand for AHTS vessels.

Deep Sea Supply ASA started its operation in July 2005 and the Company's strategy is to expand in the segments AHTS and PSV (Platform Supply Vessels). The Company's aim is to maintain a small and professional staff within the strategically defined areas of ownership, chartering, business development, finance, investor relations and control of external suppliers. Ship technical management, crew management and some administrative tasks are outsourced to professional suppliers

The Company's aim is to professionally charter its fleet in the spot market in the North Sea and in other areas of the world where the rates and utilization levels are good. This will happen following expiry of the Vessels' existing charters. The Company will be active in its business development with the aim to grow through acquisitions of vessels, fleets and/or acquisition and mergers with other companies and hence create values for the shareholders.

Equity
The Company's book equity as per 31st December 2005 was NOK433,296,275 or approximately 32% of total assets. The Board considers this to be an acceptable level.

The Board of Directors evaluates continuously the Company's equity in light of the Company's aim, strategy and risk profile.

Dividend policy
DESS has an active dividend policy where all excess cash (cash beyond the level required for the Company's safe operation) is distributed as dividend to its shareholders. Equivalently, the Company's policy is to raise new equity related to capital required for new projects such as acquisition of new vessels.

2005 was the first year of operation. As the Company's fleet was acquired on 26th July 2005, the operation was approximately 5 months. It was decided not to make any dividend payments for the financial year 2005.

Capital increases
In July 2005, the Company did a private placement of NOK420 mill. at price NOK10 per share. In September 2005, DESS did an IPO of approximately NOK 34 mill. at price NOK11,50 per share. The IPO was made ahead of the listing on Oslo Børs which was done on 15th September 2005.

The Board of Directors are authorised to issue up to 3 mill. shares related to the IPO each at a share price of NOK1 per share. The authority is valid until 17th April 2006. The authority has not been utilized.

The Board of Directors are authorized to issue up to 18,5 mill. shares at a price per share of NOK1 related to acquisition of vessels, companies owning vessels and related to refinancing of the Company's debt. The authority is valid until Shareholders' Meeting in 2006. The authority has not been utilized.

The Company did a private placement in April 2006 where 80,882,000 shares were issued at price NOK13.60 per share followed by a "repair issue" where another 3,548,225 shares were issued at the same price. The private placement was done in connection with the Company's acquisition of 22 newbuilding contracts.

Class of shares
Deep Sea Supply ASA's shares are all equal. The Articles of Association place no restrictions on voting rights.



Transactions between related parties
Bergshav Management AS
Deep Sea Supply ASA has entered into agreements with Bergshav Management AS related to technical management of certain vessels and other administrative services. Bergshav Management AS is a wholly owned subsidiary of Bergshav Shipholding AS which (via another subsidiary Bergshav Tankers AS) is shareholder in Deep Sea Supply ASA. Mr. Atle Bergshaven is the majority shareholder in Bergshav Shipholding AS and is a board member in Deep Sea Supply ASA.

Deep Sea Supply ASA acquired in 2005 the following services from Bergshav Management: Chief Financial Officer, accounting services, technical management of vessels operating in the North Sea and monitoring of Tidewater's technical management (vessels operating outside the North Sea). All agreements are entered into at market terms and can be terminated with a 6 months notice.

Tidewater Marine
Deep Sea Supply ASA has entered into a technical management agreement with Tidewater Marine (the seller of the 6 AHTS vessels to Deep Sea Supply ASA). The ship technical management agreement has a duration of 10 years and the daily fee is USD1,000 per vessels per day.

The shares are freely negotiable and the Articles of Association place no restrictions on negotiability.

By virtue of the Annual General Meeting ("AGM"), the shareholders are guaranteed participation in the Company's supreme governing body.

Convening letter
The notifications to the AGM is distributed to all shareholders minimum 2 weeks in advance. It is considered important that the documents contain all relevant documentation so that the shareholders can take a position on all items up for discussion. The Finance Calendar is published on the Company's web page and distributed via Oslo Børs.

Participation
It is possible to register for the AGM by post, telefax or e-mail. Shareholders who are unable to attend are urged to assign their proxy. The Board and at least one member of the Nomination Committee will attend the AGM. As a minimum, the management is represented by the CEO and the CFO.

Agenda and execution
The agenda is set by the Board, and the main items are specified in §8 in the Company's Articles of Association.

A Nomination Committee shall consist of members representing the Company's shareholders. The Nomination Committee presents their recommendations to the AGM including relevant supporting documentation.

The Nomination Committee's instructions are documented in the Company's Articles of Association.

In 2005 the Board consisted of seven board members. Following the shareholders' meeting in March 2006, the Board was reduced to 5 persons.

Election of the Board of Directors
The Board members are elected by the AGM based on a recommendation prepared and presented by the Nomination Committee. The recommendation is distributed to the shareholders along with the convening letter to the AGM. Decisions on the composition of the Board require a simple majority. Directors are elected for two-year terms and can be re-elected.

Composition of the Board
Emphasis is made on selecting board members with relevant competence. According to the Articles of Association, the Board shall have from three to seven board members. The Company's CEO is not member of the Board. Mr. Olav Fjell is elected Chairman of the Board.

Changes in the Board in 2006
The Nomination Committee presents their suggested candidates at the Company's AGM.
In 2006, the following Board was elected at the Shareholders' meeting: Olav Fjell (Chairman), Bent Lund Thomsen, Eric HB Rikken, Atle Bergshaven and Anna Cecilie Holst.

The Board's autonomy
The Board consider themselves autonomous and independent of the Group's executive management and main shareholders. Emphasis is made that there should exist no con-

170

Corporate governance

flicts between owners, the Board, management and the Company's shareholders.

Directors ownership of shares
By year-end 2005, 6 of 7 directors of the Board owned shares in the Company or represented significant shareholders. Reference is furthermore made to the separate presentation of the Board Members in the Annual Report.

Board responsibilities
The Board has made an annual plan for board meetings. The Board's main tasks is developing and determining the Company's strategy, performing the required control functions and advice the executive management. The Board is responsible for employing the Company's CEO. The Board members receives a fixed compensation. The Board has drawn up the job description for the CEO.

Internal control
In 2005 the Company did not have their own finance and accounts department and acquired finance and accounting services from Bergshav Management AS. Internal control is ensured by division of labor, formalized guidelines and levels of authority ensuring financial control. Financial risks are managed by the Company's outsourced finance and accounting department and the responsibility for commercial issues such as e.g. the charter contracts are managed by the Company's internal Chartering Department.

Ethical guidelines
The Company is in the process of establishing ethical guidelines.

Guidelines
The remuneration for the CEO is decided by the Board. An incentive scheme is established which is linked to the development of the stock price of the Company. The terms are described in the annual financial statements' notes.

Remuneration to the members of the Board
At the March 2006 shareholders meeting it was decided that the members of the Board should receive a fixed compensation for 2005 of NOK150,000 for the Chairman and NOK100,00 for each director.

The Company considers an open and frequent communication is important to its shareholders and other related parties. The Company's Financial Calendar is published on the Company's website and communicated via Oslo Bors, monthly information is provided via Oslo Bors related to vessels' revenues, etc. The web-site contains financial and other information relevant for its shareholders and related parties.

Open presentations are arranged to present quarterly financial statements. Present at these presentations are the CEO and the CFO. The presentations are made available also on the Company's web-site.

It is considered essential to keep owners and investors informed about the Group's progress and economic and financial status. The same information is released to the entire equity market at the same time.

There are no defense mechanisms against take-over bids in the Company's Article of Associations, nor has the Company implemented other measures to limit the opportunity to acquire shares in the Company.

The Company's auditor participates in the board meetings where the annual financial statements are discussed. The auditor is furthermore closely involved in the preparations of all quarterly financial statements and the Company emphasizes a frequent and open dialogue between the Company and its auditor. At such meetings, the auditor is briefing the Board on the annual accounts and any other issues of particular concern to the auditor.

Deep Sea Supply ASA's auditor is Pricewaterhouse Coopers (PwC). There has been no change in audit firm after the Company was established in 2004.



Dyvika, 4815 Saltrød, Norway • tel +47 37 05 86 10 • fax +47 37 05 86 11 • dss@dess.no • www.deepseasupply.no • org.no 986 792 634

171

Appendix IV Technical specifications of the vessels

Technical Specification
SEA TIGER
Multipurpose AHT Vessel
KMAR 404

DEEP SEA SUPPLY ASA



IMO no:	9166376
DNV id no :	20117
MMSI :	259628000
Call Sign :	LNZM

MAIN DESCRIPTION		MEASUREMENT	
Type :	KMAR 404	Lenght oa :	73.50 m
Classification :	1A1 Tug Supply Vessel SF E0 DK(+) HL(2.8)	Lenght bpp :	66.60m
		Breath moulded :	16.40 m
Yard :	Kvaerner Kleven Leirvik as	Depth moulded	8.00 m
Yard built no :	278	Draugth max :	6.90 m
Place built :	Leirvik in Sogn	Gross tonnage GT :	2556
Country built :	Norway	Correspondign DWT :	2802
Delivered :	1998	Net tonnage NT :	810
Flag :	NOR	Air draft at 6,50 mt EK:	28.5 mtrs
Port of registry :	Arendal	Speed svc/max.	10/15,5 knots at 16/44 m3 GO
Owner :	Deep Sea Supply Shipowning As	ISM-Responsible :	Bergshav Management As

CARGO CAPACITY		DISCHARGE RATE	
Deck cargo:	1.000 tons	Loading/Discharge station :	2 each side
Deck area:	543 m3	Fuel discharge rate :	1 off 250 m3/h - 9 bar
Deck strength:	5 t/m2 - 10 t/m2	Mud discharge rate :	2 off Each 95 m3/h - 24 bar
Fuel (gasoil) :	742 m3	Brin discharge rate :	2 off Each 95 m3/h - 18 bar
Liquid Mud :	616 m3	Drillwater discharge rate :	1 off 250 m3/h - 9 bar
Brine :	581 m3	Dry bulk discharge rate :	Abt.100 t/h
Drillwater/Ballast :	929 m3	Base Oil discharge rate :	N/A
Base Oil :	168 m3	Fresh Water discharge rate :	250 m3 / h 9 bar
Dry Bulk :	4 tanks 240 m3	Discharge Couplings	5" Weco
Fresh Water :	522 m3		

MACHINERY / PROPULSION			
		Generators :	2 x 1.800 k W , Shaft
Main Engine set 1 :	1 x 5.530 kW 750 rpm	Diesel Generators :	2 x 300 k W
Main Engine set 2 :	1 x 5.530 kW 750 rpm	Emergency Generator :	1 x 60 k W
Propulsion Aft:	2 x 4 blades in nozzles dia 3,6 m	Shore Connection:	440 V/60 Hz
Rudders :	2 x flap , independent operation		
Total BHP :	15.000		
Total Kw :	11060		
Bow Thruster:	1 x 800 kW ,tunnel		
Stern Thruster :	1 x 800 kW , tunnel		
Azimut Thruster Forward	1 x 800 kW azimuth		

Deep Sea Supply Norway

All figures and data belived to be correct, but not guaranteed

PERFORMANCE / CONCUMPTION		ACCOMODATION	
Bollard Pull max :	180 MT	Cabins for crew:	12 x 1 for crew
Bollard Pull cnntinous :	171 MT	Cabins for passengers	2 x 1/ 2 x 4
Max Speed/Consumption :	16.0 knots at 44 m3/day	Mess/Dayroom :	1
Service Speed/Consumtion:	14.0 knots at 34 m3/day	Crew/Passengers :	12 / 10
Economical Speep/Consumtion :	11.0 knots at 20 m3/day	Mess/Dayroom :	1
Standby Mode :	Abt 10 m3/day	Cool store/Freezer :	1
Port Consumption :	Abt 1-2 m3/day	Dry Provision :	1

DECK / AHL EQUIPMENT			
Tugger Winch :	Brattvaag 2x 10 mt	Shark Jaws :	2 x 500 mt
Crane 1 :	4.5 mt / 14 m	Towing Wire :	1250 a 77 mm
Windlass:	Brattvaag 16.4 mt	Spare Tow Wire :	1700 a 77 mm
Capstans:	Brattvaag 5 mt	Work Wire A/H :	1050 a 77 mm
Anker Handling/Tow Winch :	Brattvaag SL 300t Pull / 400t Break	Grapnels for Chain :	Yes
	2x2000m of 76 mm wire	Forged J Chaser :	Yes
Rope reels:	Brattvaag 20 mt	Wire spooling	
	2 x 2000 m of 76 m m	Device :	Yes installed on Towing and AH drums
Rig Chain Gipsies :	76 mm rig chain		
Chain Lockers :	2 x 130 m3		
Towing pins:	Karmøy KWT 350-800 / SWL 240 mt		
Stern Roller :	L: 6.0 m x 3.0m diam. SWL 500 mt		

RESCUE EQUIPMENT			
Hospital :	For 6 persons		
Fire Fighting equipment :	Normal extinguishers	GMDSS VHF's:	3
MOB Boats:	Norsafe Midget, 6 persons	Survival Suits :	32
Rescue Regulation :	No Rescue class	Life jackets :	33
		Life rafts:	6

NAVIGATION AND COMMUNICATION EQUIPMENT			
Radar 3 cm:	Furuno FR-2105 (ARPA)	GMDSS Sea Area:	A3
Radar 10 cm:	Furuno FAR-2805 (ARPA)	MF/HF Radio :	Sailor SSB T2130/RE2100
Radar Slave :	19 " radar repeater	Radio Telex :	No
Direction Finder :	TAIYO FDL	DSC Receiver :	Sailor RM2149/2150/2151
Gyro:	Anschutz Digital 20	Helicopter comm :	No
Autopilot	Anschutz Pilotstar	VHF 1 :	Sailor RT2047
Chart Plotter :	TELchart 2121 (C-Map chart)	VHF 2:	Sailor RT2048
Navtex :	SimRad Pronav NCR 330	VHF 3 :	Sailor RT2042
Joystick :	KaMEWa	VHF	In ECR
AIS :	Furuno Universal FA-100	UHF :	2 base stns Bridge/ECR
Echo Sounder :	Furuno FE-700 -Digital	Portabel UHF :	5 units w/helmet control
Speed log :	Furuno Doppler DS-70	Mobil Telephone :	Yes/ Voice / Email
Satellite Navigator (GPS)	Furuno GP-80	Iridium :	Yes
Wind Sensors:	Aadenras Systems	Mini-M :	Yes
Weather facsimile	Furuno DFAX 208	Sat C 1 :	Yes
		Sat C 2 :	Yes
		Intercom System :	Stentofon

Deep Sea Supply

All figures and data belived to be correct, but not guaranteed

172



Technical Specification
Sea Bear
Multipurpose AHT Vessel
KMAR 404

DEEP SEA SUPPLY ASA



IMO no: 9185932

Call Sign : YJRV7

MAIN DESCRIPTION		MEASUREMENT	
Type :	KMAR 404	Lenght oa :	73.50 m
Classification :	ABS Al Offshore Supply Ship	Lenght bpp :	66.60 m
	AMS , AH, ACCU	Breath moulded :	16.40 m
Yard :	Kvaerner Kleven Leirvik as	Depth moulded	8.00 m
Yard built no :	271	Draugth max :	6.90 m
Place built :	Leirvik In Sogn	Gross tonnage GT :	2590
Country built :	Norway	Correspondign DWT :	2854 mt
Delivered :	1999	Net tonnage NT :	777
Flag :		Air draft at 6.50 mt EK:	28.50 m
Port of registry :		Speed svc/max.	10/15.5 knots at 16/44 m3 GO
Owner :	Deep Sea Supply Shipowning As	ISM-Responsible :	Bergshav Management As

CARGO CAPACITY		DISCHARGE RATE	
Deck cargo:	1.000 tons	Loading/Discharge station :	2 each side
Deck area:	550 m2	Fuel discharge rate :	1 off 250 m3/h - 9 bar
Deck strength:	5 t/m2 - 10 t/m2	Mud discharge rate :	2 off Each 95 m3/h - 24 bar
Fuel (gasoil) :	929.80 m3	Brin discharge rate :	2 off Each 95 m3/h - 18 bar
Liquid Mud :	616 m3	Drillwater discharge rate :	1 off 250 m3/h - 9 bar
Brine :	581.5 m3	Dry bulk discharge rate :	Abt.100 t/h
Drillwater/Ballast :	664 m3 + 264 m3	Base Oil discharge rate :	1 off 75m3/h oil mud pump
Base Oil :	167.4 m3	Fresh Water discharge rate :	1 off 250 m3/h - 9 bar
Dry Bulk :	4 tanks 225 m3 (8,000 cu.ft.)		
Fresh Water :	521.60 m3		
Oil Recovery :	N/A		

MACHINERY / PROPULSION			
Main Engine set 1 :	1 x 5.620 kW 750 rpm	Stern Thruster :	1 x 800 kW , tunnel
Main Engine set 2 :	1 x 5.620 kW 750 rpm		
Propulsion Aft:	2 x 4 blades in nozzles dia 3,8 m	Generators :	2 x 1.800 k W , Shaft
Rudders :	2 x flap , independent operation	Diesel Generators :	2 x 300 k W
Total BHP :	15.000	Emergency Generator :	1 x 80 k W
Total Kw :	11.240	Shore Connection:	440 V/60 Hz
Bow Thruster:	1 x 800 kW ,tunnel		
Azimuth Thruster Forward	1 x 800 kW azimuth		

Deep Sea Supply Norway

All figures and data belived to be correct, but not guaranteed

173

Technical Specification
SEA COUGAR
Multipurpose AHT Vessel
KMAR 404

DEEP SEA SUPPLY ASA



IMO no:	9190963
DNV id no :	21402
MMSI :	259570000
Call Sign :	LJOY

MAIN DESCRIPTION		MEASUREMENT	
Type :	KMAR 404	Langht oa :	73.60 m
Classification :	DNV 1A1 Tug Supply Vessel SF,EO,HL	Langht bpp :	66,60m
	(+) HL(2.8),dk(+),Oil rec,FiFi II, DYNPOS-AUTR	Breath moulded :	16,40 m
Yard :	Kværner Kleven as	Depth moulded	8.00 m
Yard built no :	270	Draugth max :	6.90 m
Place built :	Ulsteinvik	Gross tonnage GT :	2559
Country built :	Norway	Correspondign DWT :	2750 t
Delivered :	1999	Net tonnage NT :	810 t
Flag :	NOR	Air draft at 6,50 mt EK:	28.5 mtrs
Port of registry :	Arendal	Speed svc/max.	10/15,5 knots
Owner :	Deep Sea Supply Shipowning As	ISM-Responsible :	Bergshav Management As

CARGO CAPACITY		DISCHARGE RATE	
Deck cargo:	1.000 tons	Loading/Discharge station :	2 each side
Deck area:	550 m3	Fuel discharge rate :	1 off 250 m3/h - 9 bar
Deck strength:	5 t/m2 - 10 t/m2	Mud discharge rate :	2 off Each 75 m3/h - 24 bar
Fuel (gasoil) :	824 m3	Brn discharge rate :	2 off Each 75 - 110 m3/h.
Liquid Mud :	615 m3	Drillwater discharge rate :	1 off 250 m3/h - 9 bar
Brine :	885 m3	Dry bulk discharge rate :	Abt.100 t/h
Drillwater/Ballast :	921 m3	Base Oil discharge rate :	75m3/h - 9 bar
Dry Bulk :	4 tanks 240 m3	Fresh Water discharge rate :	150 m3 / h 9 bar
Fresh Water :	516 m3		
Oil Recovery:	992 m2		

MACHINERY / PROPULSION

Main Engine set 1 :	1 x 5.530 kW 750 rpm	Auxiliary Engine set 1:	1125 BKW at 1800 rpm
Main Engine set 2 :	1 x 5.530 kW 750 rpm		1338 KVA, 3 x 450 V – 60 Hz
Propulsion Alt:	2 x 4 blades in nozzles dia 3,8 m	Auxiliary Engine set 2:	320 BKW at 1800 rpm
Rudders :	2 x flap , independent operation		375 KVA, 3 x 450 V – 60 Hz
Total BHP :	15.014 BHP	Emergency Generator :	1 x 116 B K W
Total Kw :	11040 KW	Shore Connection:	450 V/60 Hz
Bow Thruster:	1 x 900 kW ,tunnel		
Stern Thruster :	1 x 900 kW , tunnel		
Azimut Thruster Forward	1 x 800 kW azimuth		

Deep Sea Supply Norway — All figures and data belived to be correct, but not guaranteed

PERFORMANCE / CONCUMPTION		ACCOMODATION	
Bollard Pull max :	187 mt	Cabins/Beds :	12
Bollard Pull continous :	173 mt	Crew/Passengers :	12
Max Speed/Consumption :	15.0 knots at 40 m3/day	Mess/Dayroom :	1
Service Speed/Consumtion:	14.0 knots at 34 m3/day	Cool store/Freezer :	1
Economical Speep/Consumtion :	11.0 knots at 20 m3/day	Dry Provision :	1
Standby Mode :	Abt 6 m3/day		
Port Consumption :	Abt 1-2 m3/day		

DECK / AHL EQUIPMENT

Tugger Winch :	10 mt	Shark Jaws :	2 x 500 mt
Crane 1 :	5 mt / 14 m	Towing Wire :	1200 a'78 mm
Capacity 1 :		Spare Tow Wire :	1200 a'78 mm
crane 2 :		Work Wire A/H :	750 a'78 mm
Capacity 2 :		Spare Work Wire :	Nil
Anchors conventional :	2	Tugger Wire :	2 x 120 m / 19mm
Chain cables conventional :	2	Cargo Wire :	Nil
Windlass:	Brattvaag	Wildcat Wire :	Nil
Capstans:	Brattvaag	Capstan Wire :	2 x 40 m /19mm
Anker Handling/Tow Winch :	Brattvaag SL 300	Grapnels for Chain :	Yes
		Forged J Chaser :	Yes
Secondary Winches :	Brattvaag rope reels	CR-D Connectors:	
Rig Chain Gipsies :	3" rig chain		
Chain Lockers :	2 x 132 m3		
Towing pins:	Karmøy KWT 350-600 / SWL 240 mt		
Stern Roller :	L: 6.0 m SWL 500 mt		

RESCUE EQUIPMENT

		Radar transponders :	1
Hospital :	For 6 persons	Emergency Beacon:	2
Fire Fighting equipment :	Normal extinguishers	GMDSS VHF's:	3
MOB Boats:	1	Survival Suits :	24
		Life jackets :	30
		Life rafts:	4

NAVIGATION AND COMMUNICATION EQUIPMENT

Radar 3 cm:	1 Furuno FR-2115	GMDSS Sea Area:	A1-A2-A3
Radar 10 cm:	1 Furuno FAR-2835 S	MF/HF Radio :	Sailor RE2100
Radar Slave :	2 As above	Radio Telex :	N/A
Direction Finder :	Extinct	DSC Receiver :	Sailor RM2150
Gyro:	1 Anschutz Standard 20	Helicopter comm :	N/A
Autopilot:	Yes	VHF 1 :	Sailor RW2042
Chart Plotter :		VHF 2:	Sailor RT2048
Navtex :	1 JMC NT-900	VHF 3 :	Sailor RT2047
Joystick :	Yes	UHF :	ICOM IC F21BR
AIS :	1 Furuno FA-100	Portabel UHF :	ICOM IC F21BR
Echo Sounder :	1 Furuno FE881 Mk 2	Mobil Telephone :	
Speed log :	Furuno Doppler	Iridium :	Yes
Satellite Navigator (GPS)	1 Furuno Nav. GP-80	Mini-M :	RadioHolland
Wind Sensors:	Aanderaa	Sat C 1 :	Sailor H2095B
		Sat C 2 :	Sailor H2095B
		Intercom System :	Vingtor

Deep Sea Supply — All figures and data belived to be correct, but not guaranteed

174

Technical Specification

Sea Leopard

Multipurpose AHT Vessel

KMAR 404

DEEP SEA SUPPLY ASA



IMO no:	9166364
DNV id no :	20116
MMSI :	
Call Sign :	YJUD5

MAIN DESCRIPTION		MEASUREMENT	
Type :	KMAR 404	Lenght oa :	73.50 m
Classification :	ABS Al Offshore Supply Ship AMS , AH, ACCU	Lenght bpp :	66,63 m
		Breath moulded :	16.40 m
Yard :	Kværner Kleven Leirvik as	Depth moulded	8.00 m
Yard built no :	278	Draugth max :	6.90 m
Place built :	Leirvik in Sogn	Gross tonnage GT :	2556
Country built :	Norway	Correspondign DWT :	2900 mt
Delivered :	1998	Net tonnage NT :	810
Flag :		Air draft at 6.50 mt EK:	28.50 m
Port of registry :	Port Vila	Speed svc/max.	10/15,5 knots at 16/44 m3 GO
Owner :	Deep Sea Supply Shipowning As	ISM-Responsible :	Bergshav Management As

CARGO CAPACITY		DISCHARGE RATE	
Deck cargo:	1.000 tons	Loading/Discharge station :	2 each side
Deck area:	550 m2	Fuel discharge rate :	1 off 250 m3/h - 9 bar
Deck strength:	5 t/m2 - 10 t/m2	Mud discharge rate :	2 off Each 95 m3/h - 24 bar
Fuel (gasoil) :	950 m3	Brin discharge rate :	2 off Each 95 m3/h - 18 bar
Liquid Mud :	618 m3	Drillwater discharge rate :	1 off 250 m3/h - 9 bar
Brine :	578 m3	Dry bulk discharge rate :	Abt.100 t/h
Drillwater/Ballast :	664 m3 + 264 m3	Base Oil discharge rate :	N/A
Base Oil :	N/A	Fresh Water discharge rate :	1 off 250 m3/h - 9 bar
Dry Bulk :	4 tanks 226 m3 (8,000 cu.ft.)		
Fresh Water :	500 m3		
Oil Recovery :	N/A		

MACHINERY / PROPULSION			
Main Engine set 1 :	1 x 5.820 kW 750 rpm	Stern Thruster :	1 x 800 kW , tunnel
Main Engine set 2 :	1 x 5.820 kW 750 rpm		
Propulsion Aft:	2 x 4 blades in nozzles dia 3,8 m	Generators :	2 x 1.800 k W , Shaft
Rudders :	2 x flap , Independent operation	Diesel Generators :	2 x 300 k W
Total BHP :	15.000	Emergency Generator :	1 x 80 k W
Total Kw :	11.240	Shore Connection:	440 V/60 Hz
Bow Thruster:	1 x 800 kW ,tunnel		
Azimutte Thruster Forward	1 x 800 kW azimuth		

Deep Sea Supply Norway

All figures and data belived to be correct, but not guaranteed

PERFORMANCE / CONCUMPTION		ACCOMODATION	
Bollard Pull max :	196 MT	Cabins for crew:	12 x 1 for crew
Bollard Pull continous :	187 MT	Cabins for passengers	2 x 1/ 2 x 4
Max Speed/Consumption :	17.0 knots at 43 m3/day	Mess/Dayroom :	45 m2
Service Speed/Consumtion:	14.0 knots at 40 m3/day	Crew/Passengers :	24 Persone
Economical Speep/Consumtion :	12.0 knots at 25 m3/day	Mess/Dayroom :	45 m2
Standby Mode :	Abt 4-5 m3/day	Cool store/Freezer :	12 m2
Port Consumption :	Abt 1-2 m3/day	Dry Provision :	17 m2

DECK / AHL EQUIPMENT			
Tugger Winch :	Brattvaag 2x 15 mt	Shark Jaws :	2 x 750 mt
Crane 1 :	5 mt / 14 m	Towing Wire :	1200 ø 77 mm
Windlass:	Brattvaag 18.4 mt	Spare Tow Wire :	1200 ø 77 mm
Capstans:	Brattvaag 2x 10 mt	Work Wire A/H :	700 ø 77 mm
Anker Handling/Tow Winch :	Brattvaag SL 300t Pull / 400t Break 2x2042m of 76 mm wire	Stemroller(1mx3mx6)	500t downforce
		CR-D Connectors	120t - (73-84)
Rope reels:	Brattvaag 20 mt	Towing Eye	150t force
	2 x 2042 m of 76 m m	Graphels for Chain :	BLE 1090 - 100t
Rig Chain Gipsies :	76 mm rig chain	Forged J Chaser :	BLE 101-100t
Chain Lockers :	2 x 130 m3	Wire spooling	
Towing pins:	Karmøy KWT 350-800 / SWL 240 mt	Device :	Yes Installed on Towing and AH drums
Stern Roller :	L: 6.0 m x 3.0m diam. SWL 500 mt		
		Smith brackets:	200 t

RESCUE EQUIPMENT			
Hospital :	For 6 persons	Emergency Beacon:	Jotron Tom 40S
Fire Fighting equipment :	FiFi II	GMDSS VHF's:	3
MOB Boats:	Norsafe Magnm 750	Survival Suits :	29
Rescue Regulation :	NMD	Life jackets :	According to reg
Radar Transponder	2xJotron Tom SART	Life rafts:	4 x 25 persons

NAVIGATION AND COMMUNICATION EQUIPMENT			
Radar 3 cm:	Furuno FR-2115 (ARPA)	GMDSS Sea Area:	A3
Radar 10 cm:	Furuno FAR-2835 (ARPA)	MF/HF Radio :	Sailor SSB T2130/RE2100
Radar Slave :	19 " radar repeater	Radio Telex :	Sailor HF SSB TELEX/DSC
Direction Finder :	TAIYO DT-L1550A	DSC Receiver :	Sailor RM2149/2150/2151
Gyro:	3 x Anschutz Digital 22	Helicopter comm :	ICOM IC-A3E VHF
Autopilot	Anschutz Pilotstar D	VHF 1 :	Sailor RT2047
Chart Plotter :	TELchart 2026ASI Interface	VHF 2:	Sailor RT2048
Navtex :	JMC NT-900 reciver	VHF 3 :	Skanti VHF 3000 Simplx
Joystick :	KaMEWa	VHF	In ECR
AIS :	Furuno Universal FA-100	UHF :	yes
Echo Sounder :	Furuno FE-680	Portabel UHF :	4 units w/helmet control
Speed log :	Furuno Doppler DS-70	Mobil Telephone :	Yes/ Voice / Email
Satellite Navigator (GPS)	Furuno GP-80	Iridium :	Motrola
Wind Sensors:	2 x Gill WindObserver II	Mini-M :	Sailor
Weather facximile	Furuno DFAX 208	Sat C	2xSailor
		Fleet 77	Thrane&Thrane F77
		Intercom System :	Vingtor Marine ALPHACOM

Deep Sea Supply

All figures and data belived to be correct, but not guaranteed

175

Technical Specification
SEA LYNX
Multipurpose AHT Vessel
KMAR 404

DEEP SEA SUPPLY ASA



IMO no:	9178410
DNV Id no :	20172
MMSI :	258 567 000
Call Sign :	LNUA

MAIN DESCRIPTION		MEASUREMENT	
Type :	KMAR 404	Lenght oa :	73,50 m
Classification :	1A1 Tug Supply Vessel SF	Lenght bpp :	66,65 m
	E0 DK(+) HL(2,8)	Breath moulded :	18,40 m
Yard :	Kvaerner Leirvik as	Depth moulded	8,00 m
Yard built no :	281	Draugth max :	6,90 m
Place built :	Leirvik in Sogn	Gross tonnage GT :	2556
Country built :	Norway	Correspondign DWT :	2900 mt
Delivered :	1999	Net tonnage NT :	810
Flag :	NOR	Air draft at 6,50 mt EK:	28,50 m
Port of registry :	Arendal	Speed svc/max.	10/15,5 knots at 16/44 m3 GO
Owner :	Deep Sea Supply Shipowning As	ISM-Responsible :	Bergshav Management As

CARGO CAPACITY		DISCHARGE RATE	
Deck cargo:	1.000 tons	Loading/Discharge station :	2 each side
Deck area:	550 m2	Fuel discharge rate :	1 off 250 m3/h - 9 bar
Deck strength:	5 t/m2 - 10 t/m2	Mud discharge rate :	2 off Each 95 m3/h - 24 bar
Fuel (gasoil) :	950 m3	Brine discharge rate :	2 off Each 95 m3/h - 18 bar
Liquid Mud :	616 m3	Drillwater discharge rate :	1 off 250 m3/h - 9 bar
Brine :	578 m3	Dry bulk discharge rate :	Abt.100 t/h
Drillwater/Ballast :	664 m3 + 264 m3	Base Oil discharge rate :	1 off 75m3/h off mud pump
Base Oil :	188 m3	Fresh Water discharge rate :	1 off 250 m3/h - 9 bar
Dry Bulk :	4 tanks 225 m3 (8,000 cu.ft.)		
Fresh Water :	500 m3		

MACHINERY / PROPULSION

Main Engine set 1 :	1 x 5.620 kW 750 rpm	Stern Thruster :	1 x 800 kW , tunnel
Main Engine set 2 :	1 x 5.620 kW 750 rpm		
Propulsion Aft:	2 x 4 blades in nozzles dia 3,8 m	Generators :	2 x 1.800 k W , Shaft
Rudders :	2 x flap , independent operation	Diesel Generators :	2 x 300 k W
Total BHP :	15.000	Emergency Generator :	1 x 80 k W
Total Kw :	11.240	Shore Connection:	440 V/60 Hz
Bow Thruster:	1 x 800 kW ,tunnel		
Azimuth Thruster Forward	1 x 800 kW azimuth		

Deep Sea Supply Norway

All figures and data belived to be correct, but not guaranteed

PERFORMANCE / CONCUMPTION		ACCOMODATION	
Bollard Pull max :	187 mt	Cabins/Beds :	12
Bollard Pull cntinous :	173 mt	Crew/Passengers :	12
Max Speed/Consumption :	15.0 knots at 40 m3/day	Mess/Dayroom :	1
Service Speed/Consumtion:	14.0 knots at 34 m3/day	Cool store/Freezer :	1
Economical Speep/Consumtion :	11.0 knots at 20 m3/day	Dry Provision :	1
Standby Mode :	Abt 6 m3/day		
Port Consumption :	Abt 1-2 m3/day		

DECK / AHL EQUIPMENT

Tugger Winch :	10 mt	Shark Jaws :	2 x 500 mt
Crane 1 :	5 mt / 14 m	Towing Wire :	1200 a`76 mm
Capacity 1 :		Spare Tow Wire :	1200 a`76 mm
crane 2 :		Work Wire A/H :	500 a`76 mm
Capacity 2 :		Spare Work Wire :	Nil
Anchors conventional :	2	Tugger Wire :	2 x 120 m / 19mm
Chain cables conventional :	2	Cargo Wire :	Nil
Windlass:	Brattvaag	Wildcat Wire :	Nil
Capstans:	Brattvaag	Capstan Wire :	2 x 40 m /19mm
Anker Handling/Tow Winch :	Brattvaag SL 300	Forerunner Tow winc :	
		Forerunner work winc :	
Secondary Winches :	Brattvaag rope reels	Grapnels for Chain :	Yes
Rig Chain Gipsies :	3" rig chain	Forged J Chaser :	Yes
Chain Lockers :	2 x 132 m3	CR-O Connectors:	
Towing pins:	Karmøy KWT 350-800 / SWL 240 mt	Smith Brackets :	Nil
Stern Roller :	SWL 500 mt		

RESCUE EQUIPMENT

Rescue class :	N/A	Radar transponders :	
Hospital :	For 6 persons	Emergency Beacon	
Fire Fighting equipment :	Normal extinguishers	GMDSS VHF's:	
MOB Boats:	1	Survival Suits :	
Rescue Regulation :		Life jackets :	
		Life rafts:	

AND COMMUNICATION EQUIPMENT

Radar 3 cm:	1 Furuno FR-2115	GMDSS Sea Area:	A1-A2-A3
Radar 10 cm:	1 Furuno FAR-2835 S	MF/HF Radio :	Sailor RE2100
Radar Slave :	2 As above	DSC Receiver :	Sailor RM2150
Direction Finder :	Extinct	VHF 1 :	Sailor RW2042
Gyro:	1 Anschutz Standard 20	VHF 2:	Sailor RT2048
Autopilot:	Yes	VHF 3 :	Sailor RT2047
Chart Plotter :		UHF :	ICOM IC F21BR
Navtex :	1 JMC NT-900	Portabel UHF :	ICOM IC F21BR
Joystick :	Yes	Mobil Telephone :	Nokia 3100
AIS :	1 Furuno FA-100	Iridium :	Yes
Echo Sounder :	1 Furuno FG 880	Mini-M :	RadioHolland
Speed log :	Yes	Sat C 1 :	Sailor H20958
Satellite Navigator (GPS)	1 Furuno Nav. GP-80	Sat C 2 :	Sailor H20958
Wind Sensors:	Aanderaa	Intercom System :	Vingtor

Deep Sea Supply

All figures and data belived to be correct, but not guaranteed

176

PERFORMANCE / CONCUMPTION — ACCOMODATION

Bollard Pull max :	187 mt	Cabins/Beds :	12
Bollard Pull continous :	173 mt	Crew/Passengers :	12
Max Speed/Consumption :	15.0 knots at 40 m3/day	Mess/Dayroom :	1
Service Speed/Consumtion:	14.0 knots at 34 m3/day	Cool store/Freezer :	1
Economical Speep/Consumtion :	11.0 knots at 20 m3/day	Dry Provision :	1
Standby Mode :	Abt 6 m3/day		
Port Consumption :	Abt 1-2 m3/day		

DECK / AHL EQUIPMENT

Tugger Winch :	Brattvaag 2x 10 mt	Shark Jaws :	2 x 500 mt
Crane 1 :	5 mt / 14 m	Towing Wire :	1200 m of 76 mm
Windlass:	Brattvaag 2x 5 mt	Spare Tow Wire :	1200 m of 76 mm
Capstans:	Brattvaag 5 mt	Work Wire A/H :	750 m of 76 mm
Anker Handling/Tow Winch :	Brattvaag SL 300t Pull / 400t Break	Grapnels for Chain :	Yes
	2x2000m of 76 med mer wire	Forged J Chaser :	Yes
Rope reels:	Brattvaag 20 mt	Wire spooling	
	2 x 2500 m of 76 m m	Device :	Yes Installed on Towing and AH drums
Rig Chain Gipsies :	2x76m m + 1x84 m m ng chain		
Chain Lockers :	2 x 132 m3		
Towing pins:	Karmøy KWT 350-800 / SWL 240 mt		
Stern Roller :	L: 6.0 m x 3.0m diam. SWL 500 mt		

RESCUE EQUIPMENT

Hospital :	For 6 persons	GMDSS VHF's:	3
Fire Fighting equipment :	Normal extinguishers	Survival Suits :	19
MOB Boats:	1	Life jackets :	24
Radar transponders :	1	Life rafts:	5
Emergency Beacon:	2		

AND COMMUNICATION EQUIPMENT

Radar 3 cm:	1 Furuno FR-2115	GMDSS Sea Area:	A1-A2-A3
Radar 10 cm:	1 Furuno FAR-2835 S	MF/HF Radio :	Sailor RE2100
Radar Slave :	2 As above	DSC Receiver :	Sailor RM2150
Direction Finder :	Extinct	VHF 1 :	Sailor RW2042
Gyro:	1 Anschutz Standard 20	VHF 2:	Sailor RT2048
Autopilot:	Yes	VHF 3 :	Sailor RT2047
Chart Plotter :		UHF :	ICOM IC F21BR
Navtex :	1 JMC NT-900	Portabel UHF :	ICOM IC F21BR
Joystick :	Yes	Mobil Telephone :	Nokia 3100
AIS :	1 Furuno FA-100	Iridium :	Yes
Echo Sounder :	1 Furuno FG 680	Mini-M :	RadioHolland
Speed log :	Yes	Sat C 1 :	Sailor H2095B
Satellite Navigator (GPS)	1 Furuno Nav. GP-80	Sat C 2 :	Sailor H2095B
Wind Sensors:	Aanderaa	Intercom System :	Vingtor

Deep Sea Supply — All figures and data belived to be correct, but not guaranteed



177

Technical Specification

Sea Panther

Multipurpose AHT Vessel

KMAR 404

DEEP SEA SUPPLY ASA



IMO no:	9171747
DNV id no :	20118
MMSI :	257 271 000
Call Sign :	LNZE

MAIN DESCRIPTION / MEASUREMENT

Type :	KMAR 404	Lenght oa :	73.50 m
Classification :	1A1 Tug Supply Vessel SF	Lenght bpp :	66.65 m
	E0 DK(+) HL(2.8)	Breath moulded :	16.40 m
Yard :	Kvaerner Leirvik as	Depth moulded	8.00 m
Yard built no :	279	Draugth max :	6.90 m
Place built :	Leirvik in Sogn	Gross tonnage GT :	2556
Country built :	Norway	Correspondign DWT :	2854 mt
Delivered :	1999	Net tonnage NT :	810
Flag :	NOR	Air draft at 6,50 mt EK:	28.50 m
Port of registry :	Arendal	Speed svc/max.	10/15,5 knots at 16/44 m3 GO
Owner :	Deep Sea Supply Shipowning As	ISM-Responsible :	Bergshav Management As

CARGO CAPACITY / DISCHARGE RATE

Deck cargo:	1,000 tons	Loading/Discharge station :	2 each side
Deck area:	550 m2	Fuel discharge rate :	1 off 250 m3/h - 9 bar
Deck strength:	5 t/m2 - 10 t/m2	Mud discharge rate :	2 off Each 95 m3/h - 24 bar
Fuel (gasoil) :	910 cbm (742 + 168)	Brin discharge rate :	2 off Each 95 m3/h - 18 bar
Liquid Mud :	616 m3	Drillwater discharge rate :	1 off 250 m3/h - 9 bar
Brine :	578 m3	Dry bulk discharge rate :	Abt.100 t/h
Drillwater/Ballast :	664 m3 + 264 m3	Base Oil discharge rate :	
		Fresh Water discharge rate :	1 off 250 m3/h - 9 bar
Dry Bulk :	4 tanks 225 m3 (8,000 cu.ft.)		
Fresh Water :	500 m3		

MACHINERY / PROPULSION

Main Engine set 1 :	1 x 5.620 kW 750 rpm	Stern Thruster :	1 x 800 kW , tunnel
Main Engine set 2 :	1 x 5.620 kW 750 rpm		
Propulsion Aft:	2 x 4 blades in nozzles dia 3,8 m	Generators :	2 x 1.800 k W , Shaft
Rudders :	2 x flap , independent operation	Diesel Generators :	2 x 300 k W
Total BHP :	15.000	Emergency Generator :	1 x 80 k W
Total Kw :	11.240	Shore Connection:	440 V/60 Hz
Bow Thruster:	1 x 800 kW ,tunnel		
Azimuth Thruster Forward	1 x 800 kW azimuth		

Deep Sea Supply Norway

All figures and data belived to be correct, but not guaranteed

PERFORMANCE / CONCUMPTION / ACCOMODATION

Bollard Pull max :	167 mt	Cabins/Beds :	12
Bollard Pull continous :	173 mt	Crew/Passengers :	12
Max Speed/Consumption :	15.0 knots at 40 m3/day	Mess/Dayroom :	1
Service Speed/Consumtion:	14.0 knots at 34 m3/day	Cool store/Freezer :	1
Economical Speep/Consumtion :	11.0 knots at 20 m3/day	Dry Provision :	1
Standby Mode :	Abt 6 m3/day		
Port Consumption :	Abt 1-2 m3/day		

DECK / AHL EQUIPMENT

Tugger Winch :	Brattvaag 2x 10 mt	Shark Jaws :	2 x 500 mt
Crane 1 :	5 mt / 14 m	Towing Wire :	1200 a'76 mm
Windlass:	Brattvaag 2x 5 mt	Spare Tow Wire :	1200 a'76 mm
Capstans:	Brattvaag 5 mt	Work Wire A/H :	500 a'76 mm
Anker Handling/Tow Winch :	Brattvaag SL 300t Pull / 400t Break	Grapnels for Chain :	Yes
	2x2000m of 76 med mer wire	Forged J Chaser :	Yes
Rope reels:	Brattvaag 20 mt	Wire spooling	
	2 x 2500 m of 76 m m	Device :	Yes Installed on Towing and
Rig Chain Gipsies :	3" rig chain		AH drums
Chain Lockers :	2 x 132 m3		
Towing pins:	Karmøy KWT 350-600 / SWL 240 mt		
Stern Roller :	L: 6.0 m x 3,0m diam. SWL 500 mt		

RESCUE EQUIPMENT

Hospital :	For 6 persons	GMDSS VHF's:	3 x
Fire Fighting equipment :	Normal extinguishers	Survival Suits :	32
MOB Boat(s):	1 NORSAFE (6 persons)	Life jackets :	28 + 4
	w/25HP outboard engine	Life rafts:	Viking (6 x 25 +2 x 6 persons)
Rescue Regulation :	NO Rescue Class		
Emergency Beacon:	1 pc JOTRON 45SX		
Emergency Beacon:	1 pc KANDAD 406 WH		

NAVIGATION AND COMMUNICATION EQUIPMENT

Radar 3 cm:	Furuno FR-2105 (ARPA)	GMDSS Sea Area:	A-3
Radar 10 cm:	Furuno FAR-2805 (ARPA)	MF/HF Radio :	Sailor SSB T2130/RE2100
Radar Slave :	Aft bridge panel	DSC Receiver :	Sailor RM2149/2150/2151
Direction Finder :	TAIYO FDL	VHF 1 :	Sailor RT2047
Gyro:	Anschutz Digital 20	VHF 2:	Sailor RT2048
Autopilot:	Anschutz Pilotstar	VHF 3 :	Sailor RT2042
Chart Plotter :	TELchart 2121 (C-Map chart)	Portable UHF :	Motorola (5pcs)
Navtex :	JMC NT-900	UHF Basestations :	Motorola (2pcs)
Joystick :	KaMeWa	Portable VHF :	Standard Submersible (4pcs)
AIS :	Furuno Universal FA-100	Mobil Telephone :	Handheld
Echo Sounder :	Furuno FE-680	Mobil Telephone :	Fixed for Data/E-mail
Speed log :	Furuno Doppler DS-70	Satcom:	NERA Saturn "M"
Speed log remote :	Furuno ED-2200	Sat C 1 :	Sailor
GPS Sat. Nav	Furuno GP-80	Sat C 1 :	Sailor
Wind Sensor:	Aanderaa Instruments 3300	Faximile via Satcom "M":	Brother
Weather facsimile	Furuno DFAX 208	Intercom System :	Stentofon

Deep Sea Supply

All figures and data belived to be correct, but not guaranteed



Technical Specification
SEA WOLF
Multipurpose AHT Vessel
KMAR 404

DEEP SEA SUPPLY ASA



IMO no:	9185944
Id no :	1306
MMSI :	576 650 000
Call Sign :	YJRV8

MAIN DESCRIPTION		MEASUREMENT	
Type :	KMAR 404	Lenght oa :	73.50 m
Classification :	A1,Toeing Vessl. AMS FFV-1, ACCU	Lenght bpp :	66,65 m
		Breath moulded :	16.40 m
Yard :	Kværner Kleven	Depth moulded	8.00 m
Yard built no :	272	Draugth max :	6.90 m
Place built :	Leirvik in Sogn	Gross tonnage GT :	2590
Country built :	Norway	Correspondign DWT :	2900 mt
Delivered :	1999	Net tonnage NT :	777
Flag :	VANUATU	Air draft at 6,50 mt EK:	28,50 m
Port of registry :	PORT VILA	Speed svc/max.	10/15,5 knots at 16/44 m3 GO
Owner :	Deep Sea Supply Shipowning As	ISM-Responsible :	Bergshav Management As

CARGO CAPACITY		DISCHARGE RATE	
Deck cargo:	1.000 tons	Loading/Discharge station :	2 each side
Deck area:	550 m2	Fuel discharge rate :	1 off 250 m3/h - 9 bar
Deck strength:	5 t/m2 - 10 t/m2	Mud discharge rate :	2 off Each 95 m3/h - 24 bar
Fuel (gasoil) :	950 m3	Brine discharge rate :	2 off Each 95 m3/h - 18 bar
Liquid Mud :	616 m3	Drillwater discharge rate :	1 off 250 m3/h - 9 bar
Brine :	578 m3	Dry bulk discharge rate :	Abt.100 t/h
Drillwater/Ballast :	664 m3 + 264 m3	Base Oil discharge rate :	1 off 75m3/h oil mud pump
Base Oil :	168 m3	Fresh Water discharge rate :	1 off 150 m3/h - 9 bar
Dry Bulk :	4 tanks 225 m3 (8,000 cu.ft.)		
Fresh Water :	500 m3		

MACHINERY / PROPULSION			
Main Engine set 1 :	1 x 5.620 kW 750 rpm	Stern Thruster :	1 x 800 kW , tunnel
Main Engine set 2 :	1 x 5.620 kW 750 rpm		
Propulsion Aft:	2 x 4 blades in nozzles dia 3,8 m	Generators :	2 x 1.800 k W , Shaft
Rudders :	2 x flap , independent operation	Diesel Generators :	2 x 300 k W
Total BHP :	15.000	Emergency Generator :	1 x 80 k W
Total Kw :	11.240	Shore Connection:	440 V/60 Hz
Bow Thruster:	1 x 800 kW ,tunnel		
Azimuth Thruster Forward	1 x 800 kW azimuth		

Deep Sea Supply Norway

All figures and data belived to be correct, but not guaranteed

PERFORMANCE / CONCUMPTION / ACCOMODATION

Bollard Pull max :	187 mt	Cabins/Beds :	12
Bollard Pull continous :	173 mt	Crew/Passengers :	12
Max Speed/Consumption :	15.0 knots at 40 m3/day	Mess/Dayroom :	1
Service Speed/Consumtion:	14.0 knots at 34 m3/day	Cool store/Freezer :	1
Economical Speep/Consumtion :	11.0 knots at 20 m3/day	Dry Provision :	1
Standby Mode :	Abt 6 m3/day		
Port Consumption :	Abt 1-2 m3/day		

DECK / AHL EQUIPMENT

Tugger Winch :	Brattvaag 2x 10 mt	Shark Jaws :	2 x 500 mt
Crane 1 :	5 mt / 14 m	Towing Wire :	1200 m of 76 mm
Windlass:	Brattvaag 2x 5 mt	Spare Tow Wire :	1200 m of 76 mm
Capstans:	Brattvaag 5 mt	Work Wire A/H :	750 m of 76 mm
Anker Handling/Tow Winch :	Brattvaag SL 300t Pull / 400t Break	Grapnels for Chain :	Yes
	2x2000m of 76 med mer wire	Forged J Chaser :	Yes
Rope reels:	Brattvaag 20 mt	Wire spooling	
	2 x 2500 m of 76 m m	Device :	Yes Installed on Towing and AH drums
Rig Chain Gipsies :	2x76m m + 1x84 m m rig chain		
Chain Lockers :	2 x 132 m3		
Towing pins:	Karmoy KWT 350-800 / SWL 240 mt		
Stern Roller :	L: 6.0 m x 3.0m diam. SWL 500 mt		

RESCUE EQUIPMENT

Hospital :	For 6 persons	GMDSS VHF's:	3
Fire Fighting equipment :	FiFi-1 2X 1200 M3	Survival Suits :	19
MOB Boats:	1	Life jackets :	24
Radar transponders :	1	Life rafts:	5
Emergency Beacon:	2		

NAVIGATION AND COMMUNICATION EQUIPMENT

Radar 3 cm:	1 Furuno FR-2115	GMDSS Sea Area:	A1-A2-A3
Radar 10 cm:	1 Furuno FAR-2835 S	MF/HF Radio :	Sailor RE2100
Radar Slave :	2 As above	DSC Receiver :	Sailor RM2150
Direction Finder :	Extinct	VHF 1 :	Sailor RW2042
Gyro:	1 Anschutz Standard 20	VHF 2:	Sailor RT2048
Autopilot:	Yes	VHF 3 :	Sailor RT2047
Chart Plotter :		UHF :	ICOM IC F21BR
Navtex :	1 JMC	Portabel UHF :	ICOM IC F21BR
Joystick :	Yes	Mobil Telephone :	Nokia 3100
AIS :	1 Furuno FA-100	Iridium :	Yes
Echo Sounder :	1 Furuno FG 680	Mini-M :	RadioHolland
Speed log :	Yes	Sat C 1 :	Sailor H2095B
Satellite Navigator (GPS)	1 Furuno Nav. GP-80	Sat C 2 :	Sailor H2095B
Wind Sensors:	Aanderaa	Intercom System :	Vingtor

Deep Sea Supply

All figures and data belived to be correct, but not guaranteed



Appendix V Technical specifications newbuilds

DEEP SEA SUPPLY ASA



63 M ANCHOR HANDLING TUG SUPPLY VESSEL

SEATECH DESIGN P-729

BUILT BY ABG SHIPYARD

FOR DEEP SEA SUPPLY ASA

Twin screw Anchor Handling Tug/Supply Vessel completely outfitted and equipped for Anchor Handling, Towing Rescue, offshore supply and other related duties. The Vessel will be classed as Anchor Handling Tug/Supply Vessel for Unrestricted Service.

Twin manoeuvring consoles are fitted in the wheelhouse stations, forward and aft with "joy-stick" controls provided. The wheelhouse is designed to ensure *excellent all-round view as far as practicable. Unobstructed* view to the, aft deck and aft overhead is ensured by fitting lower level and deck head windows.

CLASSIFICATION
Det norske Veritas (DnV): +1A1, FiFi-1, E0, Tug Supply Vessel, SF, HL 2.4, dk+

MAIN ENGINES
The Main Engine is : 2 x C25:33L8P (Rolls-Royce Bergen make) out-put 2400 kw each @ 1000 rpm.Main engines to be two (2) medium speed four stroke marine diesels each developing an MCR of about 3250 BHP on site.
Propulsion system : 2 x AGHC-66XF5/4 E-3000N.

GENERATORS – MAIN
Three (3) x 100% identical marine diesel generating sets, heat exchanger cooled, each rated approx. *425 KW* & 440 V, 3 Phase, 60 Hz, 0.8 p.f. Aux. & Emg.

BOW THRUSTER UNIT
Bow Thruster TT1300DPN CP (Kamewa Ulstein C.P.Propeller system)
One(1) transverse bow thruster unit of approved make and type to be fitted. The bow thruster unit to be 500KW (680 BHP). Bow Thruster unit to be driven by a electric motor and complete with controllable pitch propeller, all necessary controls and interlocks.

PRINCIPAL PARTICULARS

Length overall (Mid hull)	:	63.0m
Length B.P.	:	54.0m
Breadth moulded	:	15.80m
Depth moulded	:	6.8m
Max. Operating draft moulded	:	5.1m
Draft moulded (design)	:	4.6m
Cargo Deck Area	:	420 M²

Capacities

Deck Cargo (VCG 1.0M above deck)	:	600tonnes
With tanks 100% full, the approx. capacities will be as follows:-		
Freshwater, total	:	500M³
Fuel Oil	:	700M³
Drill water/Water Ballast	:	500M³
Liquid Mud (s.g. max 2.4) (incl Rig Chain Locker)	:	380M³
L.O. Storage	:	20M³
Cement tanks (4) (2 grades)	:	200M³
Freezer (Ship's use)	:	15M³
Chiller / Cooler (Ship's use)	:	15M³
Bilge Holding Tank	:	10M³
Foam Tank	:	20M³
Dispersant Tank	:	20M³
Sewage Holding Tank	:	25M³
Dirty Oil Tank	:	5M³
Rig Chain Locker	:	2 x 60 M³

Two (2) Rig Chain lockers to be constructed each about 60 m³ and can be used as liquid mud tanks (as alternative).

Speed and Bollard pull
The vessel is to demonstrate about 13.5 knots speed with vessel loaded to design draft and a minimum Bollard Pull of about 80 tonnes in the ahead condition. The main engines are to develop their 100% MCR continuous rated brake horsepower for the free running speed trials and 110% MCR for bollard pull trials.
Cruising speed at 90% MCR abt. 13 knots.

CEMENT SYSTEM
Cement System General:

The system is designed for simultaneously loading/discharging of 2 grades of cement and chemicals with a maximum specific gravity of 2.8. The system is suitable for two (2) grades of cement. Two (2) separate systems to be provided.
Loading/discharge station arranged at deck - on port and on starboard aft. Loading and discharge lines to be shared.
Loading / discharge operation to be from Central Control Panel to be located in Wheelhouse or from aft deck position. Quick couplings are to be provided complete with reducer. Remote indication of pressure and tank levels with a continual indication from 0 to 100% tank levels.

Loading / discharge operation to be from Central Control Panel to be located in Wheelhouse or from aft deck position. Quick couplings are to be provided complete with reducer. Remote indication of pressure and tank levels with a continual indication from 0 to 100% tank levels.

Cargo Capacity	:	Approx. 200 cu.m total.
Operation Pressure	:	6 bar
Cargoes	:	Cement, Barite, Bentonite

Tanks:
Four (4) off vertical cement tanks. All tanks for 6 bar working pressure. Test pressure 1.5 times working pressure.

TOWING WINCH
Brattvaag Winch : SL 150W - 2T (Anchor Handling Towing winch water fall type), BMG41083 (Windlass/mooring winch), AKM2210 (Tugger winches). Spooling Gear for both drums.

Drums:
Two declutchable drums 800mm dia. x 2090mm dia. x 1600mm length.
Wire capacity: 1200m of 62mm dia.
The drums are fitted with band brakes of robust design.
Brake and clutch control: manual / remote controlled.
Brake holding load: 250 tonnes on 1ˢᵗ layer both drums.
Winch capacity driven at 54 bar pressure by two pumps.

Hoisting: Drum's 1ˢᵗ layer:
160 tonnes stalling
150 tonnes pull at 0-6.8 m/min.
82 tonnes pull at 0-11 m/min.
35 tonnes pull at 0-22 m/min.
Lowering at:
Controlled dynamic breaking 29 – 180 tonnes at 0 – 55 m/min.
Weight: approx. 42 tonnes

TOWING GEAR
Following to be provided:-
1 - 1200m x 62mm. dia towing wire same as towing wire on storage reel, on storage reel installed on upper deck over the main towing wire.
2 - 25m x 150mm dia nylon springs.

TOWING BOLLARD
One(1) set double bit cruciform towing bollard 200 tonne SWL situated aft of the towing winch to guide wire onto drum.

CAPSTAN
Two (2) electro-hydraulic capstan, each 8 Tonnes at 15M min capacity to be provided at aft deck as shown on General Arrangement drawing. Capstans are to be operated locally and remote from the wheelhouse

DECK CRANE
One (1) electro-hydraulic fixed boom crane 3 tonnes SWL at 12m outreach to be provided on the aft deck.

STORAGE REEL
One (1) storage reel to be provided for spare tow rope.
Drum Capacity : 1200M of 62mm FSWR.

TOWING PIN
One (1) set of hydraulic operated towing pins with flaps 200T SWL. One (1) hydraulic pump unit for towing pins. Towing pins shall be controlled from aft bridge & from aft deck.

SHARK JAWS, ANCHOR HANDLING TONG
One (1) off Retractable Anchor handling tong unit for wire and chain to be installed. The anchor handling tong unit to be controlled from aft bridge and local position from aft deck. The anchor handling tong unit shall be certified for a SWL of 200T
Shark Jaw and Tow Pins TP 438 x 1000.

STERN ROLLER
To meet the requirements of "rig anchor" handling service the vessel is to be fitted with a stern roller of 200 tonnes SWL approximately 3.6M total length x 1.5M diameter.

Contact details: E-mail: dss@dess.no Tel.: +47 37058610 Fax: +47 37058611

181

DEEP SEA SUPPLY ASA



15 000 BHP ANCHOR HANDLING TUG SUPPLY VESSEL

BUILT BY JAYA SHIPBUILDING & ENGINEERING

FOR DEEP SEA SUPPLY ASA

Twin screw Khiam Chuang design Anchor Handling Tug/Supply Vessel completely outfitted and equipped for Anchor Handling, Towing, Fire Fighting, Dynamic Positioning, Rescue, Offshore Supply and other related duties. The Vessel will be classed as Offshore Support Anchor Handling Supply Vessel, Fire Fighting Class 1, DPS-2, ACCU for Unrestricted Service..

Twin manoeuvring consoles are fitted in the wheelhouse stations, forward and aft. The Dynamic Positioning with "joy-stick" controls provided at the aft controls. The wheelhouse is designed to ensure excellent all-round view as far as practicable. View to the aft deck and aft overhead is ensured by fitting lower level and deck head windows.

CLASSIFICATION
American Bureau of Shipping (ABS): Class +A1(E) Offshore Support Vessel AH, Towing Vessel, Fire Fighting Class 1, +AMS, +DPS-2, +ACCU.

MAIN ENGINES
The Main Engines are : 2 x Wartsila 12V32 output 5520 kW each at 750 rpm.
Propulsion System : 2 x 4D1000 LIPS CPP

GENERATORS–MAIN
Two (2) x 100% identical marine diesel generating sets, heat exchanger cooled, each rated at 370 kW, 440 V, 3 Phase, 60 Hz, 0.8 p.f.

TUNNEL THRUSTER UNITS
Bow Tunnel Thruster Units : 2 x Kawasaki KT-88B3, each 680 kW
Stern Tunnel Thruster Unit : 1 x Kawasaki K-88B3, 680 kW
Tunnel Thruster Units with controllable pitch propellers are each driven by an electric motor and all necessary controls and interlocks.

Contact details: E-mail: dss@dess.no, Tel.: +47 37058610, Fax: +47 37058611

PRINCIPAL PARTICULARS

Length Overall (Mld)	:	75.40 m
Length B.P. (Mld)	:	67.16 m
Breadth (Mld)	:	16.80 m
Depth (Mld)	:	7.50 m
Max. Operating Draft (Mld)	:	6.10 m
Cargo Deck Area	:	485 m²

Capacities

Deck Cargo (VCG 1.0 m above deck)	:	1000 tonnes
Approx. capacities with tanks 100% full:-		
Freshwater, total	:	490 m³
Fuel Oil	:	1300 m³
Drill Water/Water Ballast	:	535 m³
Base Oil	:	110 m³
Liquid Mud (s.g. max 2.4)	:	585 m³
Lube & Hydraulic Oil Storage	:	20 m³
Bilge Holding Tank	:	9 m³
Dirty Oil Tank	:	9 m³
Foam Tank	:	12 m³
Dispersant Tank	:	12 m³
Rig Chain Locker	:	2 x 100 m³
Cement Tanks (4) (2 grades), total	:	226 m³
Freezer (Ship's use)	:	11.5 m³
Chiller (Ship's use)	:	11.5 m³

Speed and Bollard pull
The vessel is to demonstrate about 15 knots speed with vessel loaded to ballast condition and a minimum Bollard Pull of about 170 tonnes in the ahead condition. The main engines are to develop their 100% MCR continuous rated brake horsepower for the free running speed trials and for bollard pull trials.
Cruising speed at 90% MCR abt. 14 knots.

CEMENT SYSTEM
Cement System General:
The system is designed for simultaneously loading / discharging of 2 grades of cement with a maximum specific gravity of 2.4. The system is suitable for two (2) grades of cement. Loading / discharge station arranged at deck - on port and on starboard aft. Loading and discharge lines to be shared

Loading / discharge operation to be from Central Control Panel located in Wheelhouse aft position. Quick couplings are to be provided complete with reducer. Remote indication of pressure and tank levels with a continual indication from 0 to 100% tank levels.

Cargo Capacity	:	Approx. 226 cu.m total
Operation Pressure	:	5.6 bar
Cargoes	:	Cement, Barite, Bentonite

Tanks:
Four (4) off vertical cement tanks. All tanks for 5.6 bar working pressure. Test pressure 1.5 times working pressure.

STERN ROLLER
One (1) Ø2300mm/2500mm x 4500mm length, 500 tonnes SWL

ANCHOR HANDLING TOWING WINCH
Brattvaag SL350W/BSL350W Double Drums Waterfall Type

Drums:
Two declutchable drums Ø1050mm/2850mm x 3500mm length.
Wire capacity: 3500m of Ø76mm dia. each
The drums are fitted with band brakes of robust design.
Brake and clutch control: manual / remote controlled
Brake holding load: 450 tonnes on 1st layer both drums.

Winch capacity driven at 60 bar pressure by two pumps PV GS 2200 - 46 and two pumps units PV GS 940-46.
Hoisting 1st Step (two driving units):

1st layer	350 tonnes pull at 0-9.3 m/min
Mid layer	204 tonnes pull at 0-16 m min
Top layer	143 tonnes pull at 0-22.7 m/min

Lowering:

1st layer	32 m/min
Mid layer	55 m/min
Top layer	74 m/min

Dynamic Braking:

1st layer	64-437 tonnes at 0-50 m/min
Mid layer	37-255 tonnes at 0-88 m/min
Top layer	26-178 tonnes at 0-125 m/min

WINDLASS / MOORING WINCH COMBINED
One (1) electro-hydraulic Brattvaag LBFMG 630
Cable Lifters: 2 x Ø46 grade 2 chain, declutchable
Drums: 2 x Ø400mm/1250 mm x 1000mm length, declutchable
Drum wire/rope capacity: 230m x Ø60 mm
Warping Ends: Ø500mm x 500mm, fixed

TUGGER WINCHES
Two (2) electro-hydraulic Brattvaag WM4110
Drum: 1 x Ø450mm/900 mmx 500mm length
Drum Capacity on 1st layer: 15 tonnes at 0-23 m min
Warping End: 1 x Ø400mm x 450mm

CAPSTANS
Two (2) electro-hydraulic Brattvaag CM4110
Warping head: Ø450mm x 450mm, fixed with drum
Capacity: 10 tonnes pull at 0-25 m/min

STORAGE REELS
One (1) electro-hydraulic Brattvaag ALM13220
Drum: 1 x Ø1000mm/3000mm x 3300mm length, fixed with parking brake
Drum Storage: 3500m x Ø76mm wire rope
Drum Capacity on 1st layer: 20 tonnes pull at 0-16 m/min

One (1) electro-hydraulic Brattvaag ALM13220
Drum: 1 x Ø1000mm/3000mm x (2000+500)mm length, fixed with parking brake socket compartment
Drum Storage: 2100m x Ø76mm wire rope on storage part
Drum Capacity on 1st layer: 20 tonnes pull at 0-16 m/min

DECK CRANE
One (1) electro-hydraulic telescopic boom.
Capacity: 5.9 tonnes at 6m, 2.2 tonnes at 12.2m

TOWING PINS & SHARK JAW COMBINED
One (1) electro-hydraulic Karm Fork M330195
Tow Pins: 2 x Ø450mm with flaps for horizontal locking
Shark Jaw (Fork): 1 x Ø500mm for wire/chain upto 162mm

Contact details: E-mail: dss@dess.no, Tel.: +47 37058610, Fax: +47 37058611

DEEP SEA SUPPLY ASA



16 000 BHP ANCHOR HANDLING TUG SUPPLY VESSEL

BUILT BY JAYA SHIPBUILDING & ENGINEERING

FOR DEEP SEA SUPPLY ASA

Twin screw Khiam Chuang design Anchor Handling Tug/Supply Vessel completely outfitted and equipped for Anchor Handling, Towing, Fire Fighting, Dynamic Positioning, Rescue, Offshore Supply and other related duties. The Vessel will be classed as Offshore Support Anchor Handling Supply Vessel, Fire Fighting Class 1, DPS-2, ACCU for Unrestricted Service..

Twin manoeuvring consoles are fitted in the wheelhouse stations, forward and aft. The Dynamic Positioning with "joy-stick" controls provided at the aft controls. The wheelhouse is designed to ensure excellent all-round view as far as practicable. View to the aft deck and aft overhead is ensured by fitting lower level and deck head windows.

CLASSIFICATION
American Bureau of Shipping (ABS): Class +A1(E) Offshore Support Vessel AH, Towing Vessel, Fire Fighting Class 1, +AMS, +DPS-2, +ACCU.

MAIN ENGINES
The Main Engines are : 2 x Wartsila 12V32 output 5520 kW each at 750 rpm.
Propulsion System : 2 x 4D1000 LIPS CPP

GENERATORS – MAIN
Two (2) x 100% identical marine diesel generating sets, heat exchanger cooled, each rated at 370 kW, 440 V, 3 Phase, 60 Hz, 0.8 p.f.

TUNNEL THRUSTER UNITS
Bow Tunnel Thruster Units : 2 x Kawasaki KT-88B3, each 680 kW
Stern Tunnel Thruster Unit : 1 x Kawasaki K-88B3, 680 kW
Tunnel Thruster Units with controllable pitch propellers are each driven by an electric motor and all necessary controls and interlocks.

Contact details: E-mail: dss@dess.no, Tel.: +47 37058610, Fax: +47 37058611

PRINCIPAL PARTICULARS

Length Overall (Mld)	:	75.40 m
Length B.P. (Mld)	:	67.16 m
Breadth (Mld)	:	16.80 m
Depth (Mld)	:	7.50 m
Max. Operating Draft (Mld)	:	6.10 m
Cargo Deck Area	:	485 m^2

Capacities

Deck Cargo (VCG 1.0 m above deck)	:	1000 tonnes
Approx. capacities with tanks 100% full:-		
Freshwater, total	:	490 m^3
Fuel Oil	:	1300 m^3
Drill Water/Water Ballast	:	535 m^3
Base Oil	:	110 m^3
Liquid Mud (s.g. max 2.4)	:	585 m^3
Lube & Hydraulic Oil Storage	:	20 m^3
Bilge Holding Tank	:	9 m^3
Dirty Oil Tank	:	9 m^3
Foam Tank	:	12 m^3
Dispersant Tank	:	12 m^3
Rig Chain Locker	:	*2 x 100 m^3*
Cement Tanks (4)(2 grades), total	:	226 m^3
Freezer (Ship's use)	:	11.5 m^3
Chiller (Ship's use)	:	11.5 m^3

Speed and Bollard pull
The vessel is to demonstrate about 15 knots speed with vessel loaded to ballast condition and a minimum Bollard Pull of about 170 tonnes in the ahead condition. The main engines are to develop their 100% MCR continuous rated brake horsepower for the free running speed trials and for bollard pull trials.
Cruising speed at 90% MCR abt. 14 knots.

CEMENT SYSTEM
Cement System General:
The system is designed for simultaneously loading / discharging of 2 grades of cement with a maximum specific gravity of 2.4. The system is suitable for two (2) grades of cement. Loading / discharge station arranged at deck - on port and on starboard aft. Loading and discharge lines to be shared.

Loading / discharge operation to be from Central Control Panel located in Wheelhouse aft position. Quick couplings are to be provided complete with reducer. Remote indication of pressure and tank levels with a continual indication from 0 to 100% tank levels.

Cargo Capacity	:	Approx. 226 cu.m total
Operation Pressure	:	5.6 bar
Cargoes	:	Cement, Barite, Bentonite

Tanks:
Four (4) off vertical cement tanks. *All tanks for 5.6 bar working pressure.* Test pressure 1.5 times working pressure.

STERN ROLLER
One (1) Ø2300mm/2500mm x 4500mm length, 500 tonnes SWL

ANCHOR HANDLING TOWING WINCH
Brattvaag SL350W/BSL350W Double Drums Waterfall Type

Drums:
Two declutchable drums Ø1050mm/2850mm x 3500mm length.
Wire capacity: 3500m of Ø76mm dia. each
The drums are fitted with band brakes of robust design.
Brake and clutch control: manual / remote controlled.
Brake holding load: 450 tonnes on 1st layer both drums.

Winch capacity driven at 60 bar pressure by two pumps PV GS 2200 - 46 and two pumps units PV GS 940-46.
Hoisting 1st Step (two driving units):

1st layer	350 tonnes pull at 0-9.3 m/min
Mid layer	204 tonnes pull at 0-16 m/min
Top layer	143 tonnes pull at 0-22.7 m/min

Lowering:

1st layer	32 m/min
Mid layer	55 m/min
Top layer	74 m/min

Dynamic Braking:

1st layer	64-437 tonnes at 0-50 m/min
Mid layer	37-255 tonnes at 0-88 m/min
Top layer	26-178 tonnes at 0-125 m min

WINDLASS / MOORING WINCH COMBINED
One (1) electro-hydraulic Brattvaag LBFMG 630
Cable Lifters: 2 x Ø46 grade 2 chain, declutchable
Drums: 2 x Ø400mm/1250 mm x 1000mm length, declutchable
Drum wire/rope capacity: 230m x Ø60 mm
Warping Ends: Ø500mm x 500mm, fixed

TUGGER WINCHES
Two (2) electro-hydraulic Brattvaag WM4110
Drum: 1 x Ø450mm 900 mmx 500mm length
Drum Capacity on 1st layer: 15 tonnes at 0-23 m/min
Warping End: 1 x Ø400mm x 450mm

CAPSTANS
Two (2) electro-hydraulic Brattvaag CM4110
Warping head Ø450mm x 450mm, fixed with drum
Capacity: 10 tonnes pull at 0-25 m/min

STORAGE REELS
One (1) electro-hydraulic Brattvaag ALM13220
Drum: 1 x Ø1000mm/3000mm x 3300mm length, fixed with parking brake
Drum Storage: 3500m x Ø76mm wire rope
Drum Capacity on 1st layer: 20 tonnes pull at 0-16 m/min

One (1) electro-hydraulic Brattvaag ALM13220
Drum: 1 x Ø1000mm/3000mm x (2000+500)mm length, fixed with parking brake socket compartment
Drum Storage: 2100m x Ø76mm wire rope on storage part
Drum Capacity on 1st layer: 20 tonnes pull at 0-16 m/min

DECK CRANE
One (1) electro-hydraulic telescopic boom.
Capacity: 5.9 tonnes at 6m, 2.2 tonnes at 12.2m

TOWING PINS & SHARK JAW COMBINED
One (1) electro-hydraulic Karm Fork M330195
Tow Pins: 2 x Ø450mm with flaps for horizontal locking
Shark Jaw (Fork): 1 x Ø500mm for wire/chain upto 162mm

Contact details: E-mail: dss@dess.no, Tel.: +47 37058610, Fax: +47 37058611

DEEP SEA SUPPLY ASA



ROLLS-ROYCE UT - 755 L PLATFORM SUPPLY VESSEL

BUILT BY COCHIN SHIPYARD LTD, INDIA

FOR DEEP SEA SUPPLY ASA

Basic Functions:
Platform Supply Vessel of the UT 755-L design, which is designed for satisfying the general demands of the offshore industry for transport of Deck cargo, Pipes. Liquid cargo, Cement / barite etc and unloading to rigs and production platforms, pipe laying barges etc.

Classification and Regulations:
Det Norske Veritas + 1A1, SF, E0 CLEAN

Performance:
Trial speed is approx 14.3Kn, with clean hull and engines developing 2 x 2725 bhp (100% MCR) at 4.0 m draft

Main Particulars:

Length overall	71,90 m
Length between p.p	66,90 m
Breadth moulded	16,00 m
Depth main deck midship	7,00 m
Max draft midship	5,83 m
Deadweight (d = 5,83 m)	3250 t
Cargo deck, free area	680 m²
Gross tonnage international	2100 GRT

Cargo discharge pumps:

Fuel	1 off 200 m3/h - 9 bar, centr. type
Freshwater	1 off 200 m3/h - 9 bar, centr. type
Mud	2 off 75 m3/h - 18 bar excentric screw type
Brine	1 off, 75 m3/h - 18 bar eccentric screw type
Ballast /DW	1 off, 200 m3/h - 9,0 bar, centr. type
Base oil	1 off, 150 m3/h - 9,0 bar, centr. type

Fuel, Freshwater, Mud, Brine, Base oil and Dry bulk systems to be remote controlled from Ulstein Tank Tender System.

Contact details: E-mail: dss@dess.no Tel.: +47 37058610 Fax: +47 37058611

DEEP SEA SUPPLY ASA

Tank Capacities:

Ballast/Drill water (incl. Brine tanks)	850 m3
Fuel oil	1000 m3
Base oil	200 m3
Cement tanks	315 m3 /(11250 cuft)
Potable water, Cargo	840 m3
Liquid Mud (s.q. 2.5) (incl. brine tanks)	970 m3
Deck cargo (COG=1,0 m above deck)	1600 T
Brine (sq. 2.5- incl. 4 Mud / Brine tanks)	390 m3

Rudders:

2 off Ulstein High Lift flap rudders, spade type
2 off Ulstein Independent electric-hydraulic steering gears

Deck Crane:

One off Electro hydraulic deck crane (Telescopic); 3.0T, 10-16m

Deck machinery:

Make Rolls Royce Ulstein.

2 off Capstans,	8 tonnes
2 off Tugger winches,	10 tonnes

1 off Windlass with two cable lifters and two warping ends

Diesel engines:

2 off Main engines,	Type Ulstein Bergen KRMB9
Output	2 x 2725 bhp /825 rpm.

Generators:

2 off Shaft generators	1280 kW, 440V, 60 Hz , 1800 rpm
2 off Aux. generator set	250 kW, 440V, 60 Hz , 1800 rpm
1 off Emergency genset	72 kW, 440V, 60 Hz , 1800 rpm

Main Gears and Propellers:

2 off Main gears,	Type Ulstein 600 AGSC –KP-1S
2 off Propellers,	Ulstein CPP Propeller 600 AGSC
Diameter/ Rpm	2900 mm/ 197 RPM

Machinery Systems:

One off F.O. service tank and one off settling tank.
Two off F.O. transfer pumps. One off F.O. separator, automatic self cleaning type.
One off L.O. separators, automatic self-cleaning type.
SW cooling pipe material of Copper-nickel *(90/10)*.
2 HT & 2 LT cooling water pumps built on engines

Bulk handling System:

Total capacity	11250 cuft in 5 tanks
Bulk handling system	Ulstein design.
Compressor capacity	2 x 22.8 m3/min.
Working pressure :	5,6 bar

Roll reduction system:

4 off Ulstein type passive roll reduction tanks

Side thrusters:

Ulstein electrical driven CP propellers,	Type T1650
2 off tunnel thrusters forward	590 kW
1 off tunnel thruster aft	590 kW

Safety Equipment:

The vessel to have safety equipment according to SOLAS for 22 persons.

Communication system:

Communication equipment according to GMDSS Area 3 requirements.

Accommodation

The vessel to have accommodation and equipment for 10 officers / crew and 12 passengers as follows:

Tween deck:	2 off 4-men cabins
Main deck:	1 off Change / Washroom 1 off Toilet room/ 1 off Spare room
F.C.- deck	Galley and provision rooms Mess and dayroom 1 off Laundry/ Drying room, 1 off store room
A-deck	5 off 1-bed cabins for crew 1 off 4-men cabin/ 1 off Aircond. room
B-deck	5 off 1-bed cabins for officers/crew
Bridge deck	Wheelhouse, Toilet room

Two off starting air compressors.
Two off starting air bottles.
One off instrument air drier, one instrument air tank.
Two off Bilge/fire pumps.
One off Bilge water separator.
CO2 fire fighting system in engine room.

Contact details: E-mail: dss@dess.no Tel.: +47 37058610 Fax: +47 37058611

Appendix VI Valuation reports vessels and shipbuilding

PARETO OFFSHORE ASA

CERTIFICATE OF VALUATION

Names	:	Sea Panther, Sea Tiger, Sea Lynx, Mcnee Tide, William R Croyle, Amadon Tide
Type	:	Anchor Handling Tug Supply Vessel
Design	:	KMAR 404
Built	:	1998/1999
Built by	:	Kvaerner Kleven/ Kvaerner Leirvik
Estimated Fair Market Value (Charter free)	:	USD 35-37 million (each unit)

Valuation Date : August 9th 2006

This appraisal valuation is given to the best of our knowledge and is based on the conditions prevailing in the sale & purchase market as of the date noted above and specification and description of the condition of the vessels from the owners.

This appraisal valuation is subject to the vessels being fully classed, willing seller and a willing buyer acting at arms length; and a cash sale within 6 to 9 months in a market that is very likely to continue to strengthen.

Pareto Offshore ASA is qualified brokers/appraisers, specializing in offshore marine vessels and mobile offshore drilling units.

The company, its directors and its employees shall not be liable in any way whatsoever for any error or omissions.

Pareto Offshore ASA

Lars Buin

PARETO OFFSHORE ASA

CERTIFICATE OF VALUATION

Type	:	Platform Supply Vessel
Design	:	UT 755L
Built	:	2006 onwards
Built by	:	Cochin Shipyard India.
Estimated Fair Market Value (Charter free)	:	USD 21 million

Type	:	Anchor Handling Tug Supply Vessel
Design	:	Seatech P-729
Built	:	2006 onwards
Built by	:	ABG, India.
Estimated Fair Market Value (Charter free)	:	USD 15 million

Type	:	Anchor Handling Tug Supply Vessel
Design	:	KC Q486
Built	:	2007 onwards
Built by	:	Jaya Shipbuilding, Singapore.
Estimated Fair Market Value (Charter free)	:	USD 40 million

Valuation Date : August 9th 2006

This appraisal valuation is given to the best of our knowledge and is based on the conditions prevailing in the sale & purchase market as of the date noted above and specification and description of the condition of the vessels from the owners.

This appraisal valuation is subject to the vessels being newly built, fully classed, willing seller and a willing buyer acting at arms length; and a cash sale within 6 to 9 months in a market that is very likely to continue to strengthen.

Pareto Offshore ASA is qualified brokers/appraisers, specializing in offshore marine vessels and mobile offshore drilling units.

The company, its directors and its employees shall not be liable in any way whatsoever for any error or omissions.

Pareto Offshore ASA

Lars Buin

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

SEA TIGER

TYPE	*AHTS*
BUILT	*KVAERNER LEIRVIK*, 1998-11
DWT	2900 DWT on Draft: 6.9
BHP	15014

Estimated value:

USD 35-38 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

SEA PANTHER

TYPE	*AHTS*
BUILT	*KVAERNER LEIRVIK*, 1999-02
DWT	2900 DWT on Draft: 6.9
BHP	15014

Estimated value:

USD 35-38 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

SEA LYNX

TYPE	*AHTS*
BUILT	*KVAERNER LEIRVIK*, 1999-06
DWT	2900 DWT on Draft: 6.9
BHP	15014

Estimated value:

USD 35-38 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

SEA LEOPARD

TYPE	*AHTS*
BUILT	*KVAERNER LEIRVIK*, 1998-05
DWT	2900 DWT on Draft: 6.9
BHP	15014

Estimated value:

USD 35-38 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

SEA WOLF

TYPE	*AHTS*
BUILT	*KLEVEN MARITIME AS*, 1999-03
DWT	2900 DWT on Draft: 6.91
BHP	15014

Estimated value:

USD 35-38 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

SEA BEAR

TYPE	*AHTS*
BUILT	*KLEVEN MARITIME AS*, 1999-01
DWT	2400 DWT on Draft: 6.91
BHP	15014

Estimated value:

USD 35-38 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

SEA COUGAR

TYPE	*AHTS*
BUILT	*KVÆRNER KLEVEN ULSTEIN*, 1999-07
DWT	2400 DWT on Draft: 6.9
BHP	15014

Estimated value:

USD 35-38 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for H. Sandsbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA JAYA 858

TYPE	*AHTS*
BUILT	*JAYA OFFSHORE PTE LTD*, 2007-01
DWT	2000 DWT on Draft:
BHP	15000

Estimated value:

USD 36-40 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for H. Sandsbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA JAYA 859

TYPE	*AHTS*
BUILT	*JAYA OFFSHORE PTE LTD*, 2007-04
DWT	2000 DWT on Draft:
BHP	*15000*

Estimated value:

USD 36-40 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for H. Sandsbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

COCHIN BY-56

TYPE	*PSV*
BUILT	*COCHIN SHIPYARD*, 2006-10
DWT	3250 DWT on Draft: 5.83
BHP	5450

Estimated value:

USD 18-22 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for H. Sandsbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

COCHIN BY-57

TYPE	*PSV*
BUILT	*COCHIN SHIPYARD*, 2007-01
DWT	3250 DWT on Draft: 5.83
BHP	5450

Estimated value:

USD 18-22 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

COCHIN BY-58

TYPE	*PSV*
BUILT	*COCHIN SHIPYARD*, 2007-04
DWT	3250 DWT on Draft: 5.83
BHP	5450

Estimated value:

USD 18-22 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

COCHIN BY-59

TYPE	*PSV*
BUILT	*COCHIN SHIPYARD*, 2007-08
DWT	3250 DWT on Draft: 5.83
BHP	5450

Estimated value:

USD 18-22 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for A. Sandstråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

COCHIN BY-60

TYPE	*PSV*
BUILT	*COCHIN SHIPYARD*, 2007-12
DWT	3250 DWT on Draft: 5.83
BHP	5450

Estimated value:

USD 18-22 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for A. Sandstråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

COCHIN BY-61

TYPE	*PSV*
BUILT	*COCHIN SHIPYARD*, 2008-04
DWT	3250 DWT on Draft: 5.83
BHP	5450

Estimated value:

USD 18-22 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

COCHIN BY-62

TYPE	*PSV*
BUILT	*COCHIN SHIPYARD*, 2008-07
DWT	3250 DWT on Draft: 5.83
BHP	5450

Estimated value:

USD 18-22 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

COCHIN BY-63

TYPE	*PSV*
BUILT	*COCHIN SHIPYARD*, 2008-11
DWT	3250 DWT on Draft: 5.83
BHP	5450

Estimated value:

USD 18-22 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for A. Sandbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA ABG 237

TYPE	*AHTS*
BUILT	*ABG SHIPYARD LTD.*, 2006-10
DWT	1600 DWT on Draft: 5.1
BHP	6500

Estimated value:

USD 12-14 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for A. Sandbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA ABG 257

TYPE	*AHTS*
BUILT	*ABG SHIPYARD LTD.*, 2007-06
DWT	1350 DWT on Draft:
BHP	6500

Estimated value:

USD 12-14 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not *for circulation or publication* without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA ABG 258

TYPE	*AHTS*
BUILT	*ABG SHIPYARD LTD.*, 2007-10
DWT	1350 DWT on Draft:
BHP	6500

Estimated value:

USD 12-14 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can *be accepted to any other person.*

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA ABG 259

TYPE	*AHTS*
BUILT	*ABG SHIPYARD LTD.*, 2007-12
DWT	1600 DWT on Draft: 5.1
BHP	6500

Estimated value:

USD 12-14 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY
Visiting address
Haakon VII's gate 10
OSLO, NORWAY
Telephone
+47 23 11 20 00
Website
http://www.platou.com
Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA ABG 260

TYPE	*AHTS*
BUILT	*ABG SHIPYARD LTD.*, 2008-03
DWT	1600 DWT on Draft: 5.1
BHP	6500

Estimated value:

USD 12-14 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY
Visiting address
Haakon VII's gate 10
OSLO, NORWAY
Telephone
+47 23 11 20 00
Website
http://www.platou.com
Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA ABG 261

TYPE	*AHTS*
BUILT	*ABG SHIPYARD LTD.*, 2008-06
DWT	1600 DWT on Draft: 5.1
BHP	6500

Estimated value:

USD 12-14 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for A. Sandsbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA ABG 262

TYPE	*AHTS*
BUILT	*ABG SHIPYARD LTD.*, 2008-09
DWT	1600 DWT on Draft: 5.1
BHP	6500

Estimated value:

USD 12-14 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for A. Sandsbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 206 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA ABG 263

TYPE	*AHTS*
BUILT	*ABG SHIPYARD LTD.*, 2008-12
DWT	1600 DWT on Draft: 5.1
BHP	6500

Estimated value:

USD 12-14 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for A. Sandsbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 208 031 MVA

R.S. Platou Offshore a.s

DEEP SEA SUPPLY ASA
Att: Odd Brevik

CERTIFICATE OF VALUATION

Upon request, we, the undersigned hereby certify that we value the:

DEEPSEA ABG 264

TYPE	*AHTS*
BUILT	*ABG*, 2009-03
DWT	1600 DWT on Draft: 5.1
BHP	6500

Estimated value:

USD 12-14 MILL
as per 22 August 2006

The above valuation assumes the vessel to be in sound condition, free of average damage, free of charter commitments and there being a willing seller and willing buyer. It is furthermore based upon our opinion of the conditions prevailing on the Sale and Purchase market at the date mentioned above and should not be taken to apply to any other date. No assurance can be given that the value will be sustained or that it is realisable in an actual transaction.

We have not physically inspected the vessel nor have we inspected her classification records. The valuation and particulars are given in good faith but are statements of opinion and not to be taken as representation of facts. Any person contemplating entering a transaction or otherwise relying upon this valuation should satisfy themselves by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.

This valuation is provided solely for the private use of the person to whom it is addressed, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person.

Oslo, 22 August 2006

for R.S. Platou Offshore a.s

for A. Sandsbråten
ERIK HELSETH

R.S. Platou Offshore a.s
P.O. Box 1604 - Vika
N-0119 OSLO
NORWAY

Visiting address
Haakon VII's gate 10
OSLO, NORWAY

Telephone
+47 23 11 20 00
Website
http://www.platou.com

Enterprise number
NO 959 208 031 MVA

Appendix VII Registrar Agreement

BRANCH REGISTER AGREEMENT

This agreement (the "**Agreement**") is entered into on the "**date**" by and between:

(1) **Deep Sea Supply Plc** , a public limited company incorporated in and under the laws of Cyprus having its registered office at **Iris Court, 7th Floor, Office No. 740B, John Kennedy Street, 3106 Limassol** (the "**Company**").

and

(2) **NORDEA BANK NORGE ASA**, acting through the registrar department, a public limited company incorporated in and under the laws of the Kingdom of Norway having its registered office at Middelthunsgate 17, 0368 Oslo, Norway (the "**Registrar**").

(hereinafter collectively referred to as the "**Parties**" and, individually, as a "**Party**").

WHEREAS:

A. The Company maintains its physical share register at its registered office in accordance with applicable Cyprus law.

B. The Company has, in order to facilitate the trading of its shares, opted for a listing thereof at the Oslo Stock Exchange.

C. A condition for the listing of the Company's shares on the Oslo Stock Exchange is that the shares traded thereon are registered in a shareholder register in the VPS (as defined below).

D. The Company has, in view of the requirement set forth in (C), decided to establish a branch of its shareholder register in the VPS and have requested the Registrar to provide all services required for this purpose and for the subsequent operation thereof.

E. The Registrar has, on the terms set forth herein, agreed to the Company's request.

NOW, THEREFORE, the Parties have agreed as follows:

1. Definitions

Business Day	A day banks are open for business in Oslo, Norway, New York, USA and Cyprus.
NOK	Norwegian Kroner.
Norwegian Shareholders	Those persons or entities who, from time to time, are recorded in the Norwegian Register as beneficial owners of the Norwegian Shares.
Norwegian Shares	Those of the Shares which, from time to time, are held by the Registrar on trust for the Norwegian Shareholders.
Norwegian Register	The register of Norwegian Shareholders from time to time maintained by the Registrar with the VPS.

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Shareholder Register	The physical register of shareholders kept by the Company at its registered address in accordance with applicable Cyprus law.
Share(s)	Ordinary share(s) issued by the Company.
VPS	The Norwegian Central Securities Depository (Verdipapirsentralen), a Norwegian corporation operating a computerised book-entry based system in which ownership, encumbrances and transactions related to securities are recorded.

2. Appointment

2.1 The Company hereby appoints and the Registrar hereby accepts the appointment of itself as

a) nominee owner of the Norwegian Shares in the Shareholder Register for purposes of this Agreement; and

b) responsible for the day to day running of the Norwegian Register

on the terms set out herein. Provided always that, the Registrar shall be and appear as the registered shareholder of the Shares in the Shareholder Register and in the records of the Registrar of Companies of the Republic of Cyprus, who will recognise only the registered shareholder as the legal owner of the Shares. And provided further that no notice of any trust (in relation to the Norwegian Shareholders) shall be entered on the Shareholder Register or be receivable by the Registrar of Companies of the Republic of Cyprus in compliance with the Companies Law, Cap.113 (as amended) of the Statute Laws of Cyprus.

2.2 The Registrar is furthermore appointed as the Company's representative vis-à-vis the VPS in all matters relating to the Norwegian Register.

3. Representations and Undertakings by the Registrar

3.1 The Registrar hereby represents and warrants to the Company that it has all powers, capacity and authority to enter into and perform and discharge all its obligations in accordance with the terms of this Agreement.

Further, the Registrar hereby undertakes:

(i) to comply in all respects with applicable laws and regulations in force from time to time in respect of the Norwegian Register and its duties hereunder and all reasonable directions and instructions given by the Company in this respect from time to time;

(ii) to ensure that, if any Share, debenture, security or other right, asset or benefit (other than a cash dividend) (a "**Security**") accrues to the Registrar as nominee owner of the Norwegian Shares, the legal or registered title to such Security is held by it for the benefit of the Norwegian Shareholders until such time as a transfer of such Security is executed in favour of the Norwegian Shareholders pro rata in relation to their entitlement to such Security.

(iii) to ensure that accurate and complete information is registered in the Norwegian Register without undue delay with respect to each person who is or becomes a Norwegian Shareholder including:

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a) the name and address of such Norwegian Shareholder;

b) the number of Norwegian Shares held by such Norwegian Shareholder;

c) the date each such Norwegian Shareholder was first registered in the Norwegian Register; and

d) the date any such person or entity ceased to be a Norwegian Shareholder.

Information concerning (c) and (d) and all information which may be required in order to comply with any applicable Norwegian legislation and the terms of the Company's listing agreement with the Oslo Stock Exchange from time to time will be retained for 10 years following the date referred to in (d);

(iv) to assist in expediently forwarding all reports, accounts, financial statements, circulars, notices or other similar documents issued by the Company to its shareholders (each a "**Document**") to each Norwegian Shareholder at the address recorded in the Norwegian Register in respect of each Norwegian Shareholder, always including, in connection with the annual general meeting of the Company, the notice of such meeting, a signed proxy form and the annual report.

(v) not to attend or vote at any general meeting of the Company other than in accordance with proxies received for this purpose from Norwegian Shareholders;

(vi) to perform, without undue delay, all necessary amendments reflecting any change or alteration in the share capital or par value of the Shares of the Company in the Norwegian Register and, for the purpose of this clause, an instruction from the Company shall be accompanied by a legal opinion or a statement from the auditors of the Company in respect of such change or alteration stating the number of Shares which, in their opinion, it is fair and reasonable that is allotted and issued to each Norwegian Shareholder, as the case may be;

(vii) to assist the Company in the enforcement of the provisions of its Articles of Association in order to confer upon all Norwegian Shareholders the rights and obligations they would have had if they had been registered as shareholders in the Shareholder Register; and

(viii) to assist the Company in discharging all such obligations as the Company will be obliged to do vis-à-vis the Norwegian Shareholders under the Company's listing agreement with the Oslo Stock Exchange in respect of the Norwegian Shares from time to time.

4. Undertakings by the Company

4.1 The Company undertakes, always subject to Cyprus law, to:

(i) inform the Registrar of all corporate resolutions passed or actions taken by the Company relevant to the continued registration of the Norwegian Shares in the Norwegian Register, and such other information which is relevant to the Registrar in order for the Registrar to be able to comply with this Agreement and its obligations to the VPS;

(ii) comply with the terms of its listing agreement with the Oslo Stock Exchange in respect of the Norwegian Shares and such laws and regulations of Norway *as may be applic*able thereto;

(iii) upon request provide the Registrar with an updated and complete copy of its Memorandum and Articles of Association and immediately inform the Registrar of any subsequent amendment hereto;

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(iv) provide the Registrar with the original certificate evidencing the Shares held by the Registrar and original certificates issued to document further shares issued; and

(v) provide the Registrar with the names and addresses of the members of its Board of Directors, and inform the Registrar of any subsequent changes thereto.

5. Dividend payments

5.1 The Company shall provide the Registrar with full details of any dividend declared by the Company to its shareholders before any payment thereof *is made to the Registrar.*

5.2 The Company shall transfer such amount as shall represent the aggregate dividends due to the Registrar to an account of the Registrar nominated for this purpose.

The Registrar shall, upon receipt of such dividend payment, forward such Norwegian Shareholder's proportionate part thereof to each Norwegian Shareholder registered as such on the record date for the entitlement of dividends announced by the Company (the "**Record Date**").

5.3 The Registrar shall act as payment agent in connection with the Company's dividend payments. Norwegian Shareholders who maintain a Norwegian address in the Norwegian Register or have supplied VPS with details of their NOK account, shall receive their dividend payment in NOK to such account.

5.4 All dividend payments shall, unless the Company decides otherwise, be effected by the Registrar in a manner which ensures that the Norwegian Shareholders have such payment available in their respective accounts no later than 8 Business Days from receipt of the dividend from the Company.

The aggregate dividend amount due to the Norwegian Shareholders must, at the latest, be received by the Registrar on the date of distribution to the Norwegian Shareholders based on relevant settlement lines for the Company being in place. If such settlement lines no longer are available, the Registrar must receive the aggregate dividend amount no less than 24 hours prior to the distribution thereof to the Norwegian Shareholders.

Payments to be made to Norwegian Shareholders without a Norwegian address or NOK account recorded in the VPS, shall be made as soon as possible with a view to reducing the costs involved with such transfer.

6. Statistics

6.1 The Registrar shall, at the request of the Company, produce and send to the Company such reports and statistical material relevant to the Norwegian Shareholders as shall, from time to time, be agreed between the Parties.

The Company may, furthermore, subscribe to the services provided by VPS through their website providing direct access to the statistical material relevant to the Norwegian Register.

6.2 All reports and statistical material provided by the Registrar will be made available on paper, computer disc and/or by e-mail.

6.3 If any person or entity other than the Company request*s a full transcript* (whether as a list or in label format) of the Norwegian Shareholders, the Registrar shall, unless the Registrar is required by

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applicable law to disclose the information, obtain the Company's explicit permission before releasing the same.

6.4 An updated version of the Norwegian Register shall be available at the Registrar's office for public inspection in accordance with Norwegian law during the Registrar's normal office hours.

7. Transfer of Shares between the Shareholder Register and the Norwegian Register

7.1 Each Norwegian Shareholder has the right to request that the registration of those of the Norwegian Shares that are beneficially owned by him (and nominally held by the Registrar) are transferred from the Norwegian Register to the Shareholder Register and recorded therein under his or an appointed nominee's name and vice versa, provided that any recording in the Shareholder Register shall be subject in all respects to the Company's regulations as these are contained in the Articles of Association, including, but not limited, to the obligation to deliver to the Company a duly executed instrument of transfer of shares.

7.2 The Registrar will act as transfer agent to the Company in relation to the completion of such requests.

8. Payments

8.1 The Company shall pay for the Registrar's services pursuant hereto in accordance with the standard charges of the Registrar from time to time. The standard charges effective as of the date hereof are set out in Schedule 1 hereto. For services for which the Registrar does not have standard charges the Parties shall agree on a reasonable remuneration.

The Registrar shall, subject to 2 weeks written notice to the Company having been given, be entitled to change such charges.

8.2 In addition to the charges referred to in Clause 8.1, the Company shall reimburse the Registrar for all out-of-pocket costs (including, but not limited to reasonable external legal fees) incurred by the Registrar in performing its duties hereunder, provided, however, that all the Registrar's costs in respect of the entering into of this Agreement shall be for the Registrar's own account.

8.3 The Registrar shall render monthly invoices to the Company detailing the charges, fees and costs payable by the Company to the Registrar hereunder.

9. Confidentiality

9.1 Any information regarding the Company or otherwise relating to its affairs which may be obtained by the Registrar or its employees in connection with the performance of its/their duties hereunder shall be treated as private and confidential and shall not be disclosed to any third person unless required by applicable law.

10. Termination

10.1 This Agreement may be terminated by either Party upon two months prior written notice to the other Party.

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10.2 Each Party may terminate this Agreement upon 10 days prior written notice to the other Party in the event of any material breach by the other Party of its duties hereunder.

10.3 Upon receipt or submittal of notice of termination of this Agreement for any reason whatsoever, the Company shall, without delay, appoint a new registrar in place of the Registrar. The Company shall thereafter, forthwith and in writing, notify the VPS and each Norwegian Shareholder of the name and address of the new registrar and the date on which the new registrar has been or will be entered in the Shareholder Register as nominee owner of the Norwegian Shares in place of the Registrar. The Registrar shall, immediately following the appointment of a new registrar, transfer all information concerning the Norwegian Shareholders to the new registrar. Such transfer shall be free of charge if the termination is a consequence of a material breach by the Registrar of its duties hereunder. Otherwise, only administrative costs shall be charged. Furthermore, the Registrar shall execute an instrument of transfer of the Shares in favour of the new registrar (who will be the new registered shareholder in the Shareholder Register). The instrument of transfer shall be substantially in the form attached hereto as Annex I.

11. Indemnity

11.1 The Registrar hereby agrees to indemnify the Company from any loss, damage, costs and expenses which the Company may suffer or incur as a result, directly or indirectly, of any gross negligence or wilful misconduct on the part of the Registrar in performing any of its obligations hereunder, and/or for any loss or damage which the Company may suffer, sustain, incur or pay as a result of or in connection with a claim against the Company by any one of the Norwegian Shareholders arising from the non-compliance by the Registrar of its obligations under this Agreement.

11.2 The Registrar is not responsible for any loss or losses incurred by the Company as a result of insufficient, misleading or wrongful information or instruction(s) given to the Registrar by the Company, a person or entity representing or acting on behalf of the Company, or the VPS.

12. Governing law and jurisdiction

12.1 This Agreement shall be governed by and construed in accordance with the laws of the Kingdom of Norway.

12.2 Any dispute between the Parties in relation to this Agreement which cannot be amicably settled shall be submitted to arbitration in Oslo according to the Norwegian Arbitration Act. The arbitration shall be conducted in the English language or accompanied by a qualified English translation.

for and on behalf of DEEP SEA SUPPLY PLC	for and on behalf of NORDEA BANK NORGE ASA
________________	________________

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ANNEX I

DEEP SEA SUPPLY PLC

INSTRUMENT OF TRANSFER OF SHARE

We, **NORDEA BANK NORGE ASA** of Middelthunsgate 17, 0368 Oslo, in Norway, in consideration of [*name of transferees*] of [*address of transferees*] (hereinafter called the "Transferees") entering into an agreement with **DEEP SEA SUPPLY PLC** (hereinafter called the "Company") relating, *inter alia*, to the maintenance and operation by the Transferees of a branch of the Company's shareholder register in the Norwegian Central Securities Depository, do hereby transfer to the Transferees 1 (one) share of a nominal value of US$........ in the undertaking called **DEEP SEA SUPPLY PLC** to hold unto the Transferees subject to the several conditions on which we held the same immediately before the execution hereof; and we, the Transferees, do hereby agree to accept and take the said share subject to the conditions aforesaid.

IN WITNESS whereof **NORDEA BANK NORGE ASA** have duly executed this Instrument of Transfer this ...... day of .... Two thousand and .....

For and on behalf of
NORDEA BANK NORGE ASA

....
Name:
Title:

Witness to the above signature:

(Signature)..............................
(Name in full)..........................
(Description)...........................
(Address)................................
....

IN WITNESS whereof [*name of transferees*] have duly executed this Instrument of Transfer this ..... day of .... Two thousand and ....

For and on behalf of
[*name of transferees*]

....
Name:
Title:

Witness to the above signature:

(Signature)..............................
(Name in full)..........................
(Description)...........................
(Address)................................
....

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Appendix VIII Condensed consolidated interim financial information 30 September 2006 for DESS ASA

Contents

Deep Sea Supply Group
Condensed consolidated interim financial information

30 September 2006

Condensed consolidated interim financial information
Deep Sea Supply Group – 30 September 2006
(All amounts in NOK thousands unless otherwise stated)

Condensed consolidated interim balance sheet

	Note	30 September 2006	31 December 2005
ASSETS			
Non-current assets			
Vessels	5	1.446.576	1.213.535
Construction contracts	5,6	819.254	0
Equipment and vehicle	5	413	505
Total property, plant and equipment	5,6	2.266.243	1.214.040
Other long term receivables	6,18	80.633	0
Investments in associates	10	19.829	0
Deferred income tax assets	16	39	39
Total non-current assets		2.366.745	1.214.079
Current assets			
Inventories		7.848	2.570
Trade and other receivables	7	157.426	73.137
Other short term receivables		13.640	2.256
Cash and cash equivalents	8,22	181.254	57.397
Total current assets		360.168	135.360
Total assets		2.726.913	1.349.439
EQUITY			
Capital and reserves attributable to equity holders of the company			
Share capital	9,22	130.390	45.959
Other reserves – Share premium reserves	9,22	1.393.372	376.773
Other paid-in equity	12	3.099	3.099
Retained earnings		125.241	7.465
Total equity		1.652.102	433.296
LIABILITIES			
Non-current liabilities			
Bank borrowings	11	954.597	836.335
Total non-current liabilities		954.597	836.335
Current liabilities			
Trade and other payables	14	42.327	22.867
Bank borrowings	11	61.666	56.940
Financial derivatives	15,19	16.220	0
Total current liabilities		120.214	79.807
Total liabilities		1.074.811	916.142
Total equity and liabilities		2.726.913	1.349.439

The notes on pages 7 to 15 form an integral part of this condensed interim financial information.

Condensed consolidated interim financial information
Deep Sea Supply Group – 30 September 2006
(All amounts in NOK thousands unless otherwise stated)

Condensed consolidated interim income statement

	Note	3rd quarter of 2006	9 months ended 30 September 2006	3rd quarter of 2005	9 months ended 30 September 2005
Continuing operations					
Sales – freight revenue	4	153.620	291.347	39.380	39.380
Operating expenses vessels		-36.786	-120.179	-22.737	-22.737
Depreciation	5	-16.463	-45.031	-9.439	-9.439
Gross profit		100.371	126.137	7.204	7.204
Depreciation	5	-30	-92	-30	-30
Selling and marketing costs		-552	-6.774	-900	-900
Administrative expenses	5	-4.705	-12.697	-1.333	-1.333
Other (losses)/gains – net	15	-15.980	44.894	134	134
Operating profit	4	79.104	151.468	5.075	5.075
Finance costs		-13.345	-40.609	-9.177	-9.177
Net foreign exchange gains/losses		13.744	6.918	799	799
Profit (loss) before income tax		79.503	117.777	-3.303	-3.303
Income tax expense	16	0	0	0	0
Profit(loss) for the nine-month		79.503	117.777	-3.303	-3.303
Attributable to:					
– Equity holders of the company		79.503	117.777	-3.303	-3.303
– Minority interest		0	0	0	0
		79.503	117.777	-3.303	-3.303
		NOK per share	NOK per share	NOK per share	NOK per share
Earnings per share for profit attributable to the equity holders of the company, expressed in NOK per share					
– Basic	17	1,73	1,19	-0,29	-0,29
– Diluted	17	1,67	1,17	-0,29	-0,29

The notes on pages 7 to 15 form an integral part of this condensed interim financial information.

Condensed consolidated interim financial information
Deep Sea Supply Group – 30 September 2006
(All amounts in NOK thousands unless otherwise stated)

Condensed consolidated interim statement of changes in equity

	Note	Capital	Other reserves – Share premium reserves	Other paid-in equity	Retained earnings	Total equity
		Attributable to equity holders of the Company				
Balance at 1 January 2005		1.000	0	0	-102	898
Private placement July 2005		42.000	378.000	0	0	420.000
Private placement September 2005	9,22	2.959	31.073	0	0	34.032
Private placements costs	9,22	0	-31.916	0	0	-31.916
Loss for the nine-month period		0	0	0	-3.303	-3.303
Balance at 30 September 2005		45.959	377.157	0	-3.405	419.712
Balance at 1 January 2006		45.959	376.773	3.099	7.465	433.296
Private placement April 2006	9,22	80.882	1.019.113	0	0	1.099.995
Private placement May 2006	9,22	3.549	44.707	0	0	48.256
Private placement costs	9,22	0	-47.221	0	0	-47.221
Profit for the nine-month period		0	0	0	117.777	117.777
Balance at 30 September 2006		130.390	1.393.372	3.099	125.242	1.652.102

Total recognised income and expense for the period as per 30 September 2006 equal the profit for the corresponding period.

The notes on pages 7 to 15 form an integral part of this condensed interim financial information.

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Condensed consolidated interim financial information
Deep Sea Supply Group – 30 September 2006
(All amounts in NOK thousands unless otherwise stated)

Condensed consolidated interim cash flow statement

	Note	Nine months ended 30 September 2006	2005
Cash flows from operating activities:			
- Cash generated from operations		-27.763	-15.095
- paid interests		-31.934	0
Cash flows from operating activities – net		-59.697	-15.095
Cash flows from investing activities:			
– purchases of property, plant and equipment	5	-1.174.412	-1.235.346
– proceeds on disposal of property, plant and equipment	5.18	133.948	0
Cash flows from investing activities – net		-1.040.464	-1.235.346
Cash flows from financing activities:			
– Proceeds from issuance of ordinary shares	9	1.101.030	422.117
– Proceeds from borrowings	11	342.962	903.991
– Repayment of borrowings	11	-219.974	0
Cash flows from financing activities – net		1.224.018	1.326.108
Net increase in cash and cash equivalent		123.857	75.667
Cash and cash equivalent at start of period		57.397	859
Exchange losses		0	0
Cash and cash equivalents at end of period		181.254	76.526

The notes on pages 7 to 15 form an integral part of this condensed interim financial information.

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Selected notes to the condensed consolidated interim financial information

1 General information

Deep Sea Supply ASA was incorporated on 6 April 2004 with the purpose of acquiring a fleet of supply vessels. In June 2005, Deep Sea Supply agreed to acquire from Tidewater Marine International Inc. in Houston, USA a fleet consisting of six supply ships for a total consideration of USD 188 mill and, as part of the financing of this purchase, raised NOK 420 mill (USD 65 mill) in new equity through a private placement. The vessels were acquired by the wholly owned subsidiary Deep Sea Supply Shipowning AS on 26 July 2005. When the fleet of the six vessels were acquired, the vessels were operated under different time charter contract (TC-contracts).

Deep Sea Supply ASA ('the Company') and its subsidiary Deep Sea Supply Shipowning AS (together 'the Group') own and operate 7 Anchor Handling Tug Supply Vessels (AHTS). The 6 originally acquired vessels are sister vessels and built in Norway between 1998 and 1999. Five of the six vessels have been on time charters in Africa, Australia/Far East and Brazil, while the remaining vessel has been operating in the North Sea. In August 2006 the Group took delivery of the AHTS vessel "Bourbon Charisma" renamed "Sea Cougar" with KMAR 404 design built in 1999 at Kværner Kleven This vessel will be operated in the North Sea.

The Group has a newbuilding program consisting of 20 vessels as follows; Havyard Shipyard, Norway, one 15,000 BHP AHTS Havyard 842 on order for delivery in September 2008. Jaya Shipyard, Singapore, two 15,000 BHP AHTS "design" on order for delivery in January and April 2007. Cochin Shipyard, India, eight PSVs UT 755 on order for delivery from 2006 – 2008 (first vessel expected Nov./Dec. 2006) ABG Shipyard, India, nine 6,500 BHP AHTS "design" on order and to be delivered from 2007-2009. All shipyards except ABG are expected to deliver the ordered vessels on or around the scheduled delivery. At ABG Shipyard in India there was a flooding in August 2006 which has caused an estimated delay of approximately 2 months and where the shipyard can claim later deliveries under the "force majeure" clause in the shipbuilding contracts.

The Group has reclassified the presentation of depreciation from the annual report 2005 to interim report. Depreciations on vessels are in the Interim presented as part of Operating Expenses, and comparable figures for 2005 are presented correspondingly.

The Group is established in Arendal in Norway, with a staff of seven people. Certain administrative tasks such as accounting and finance are outsourced to Bergshav Management AS, Grimstad (Norway), who is responsible for the technical management of 5 of the vessels. Tidewater who is located in Houston USA, is responsible for the technical management of two of the vessels operating outside of the North Sea.
The Company is a limited liability Company incorporated and domiciled in Norway. The address of its registered office is Tromøyveien – Arendal, Norway.

The Company has its primary listing on the Oslo Stock Exchange.

This condensed consolidated interim financial information was approved for issue on 2 November 2006.

2 Basis of preparation

The Group prepares consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union. As of *September 30, 2006* there are no differences as regard to policies adopted by the DESS between these standards and International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

This condensed interim financial information for the nine-month period ended 30 September 2006 has been prepared in accordance with IAS 34, 'Interim financial reporting'. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2005.

Condensed consolidated interim financial information
Deep Sea Supply Group – 30 September 2006
(All amounts in NOK thousands unless otherwise stated)

3 Accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 *December 2005*, as described in the annual financial statements for the year ended 31 December 2005.

The following new standards, amendments to standards and interpretations are mandatory for financial year *ending* 31 December 2006.

- Amendment to IAS 19, Actuarial gains and losses, Group plans and disclosures', effective for annual periods beginning on or after 1 January 2006. This amendment is per 30 September 2006 not relevant for the Group.
- Amendment to IAS 39, Amendment to 'The fair value option', effective for annual periods beginning on or after 1 January 2006. This amendment is currently not relevant for the Group as per 30 September 2006, and does not have any impact on the classification and valuation of the Group's financial instruments;
- Amendment to IAS 21, Amendment 'Net investment in a foreign operation', effective for annual periods beginning on or after 1 January 2006. This amendment is currently not relevant for the Group as per 30 September 2006;
- Amendment to IAS 39, Amendment 'Cash flow hedge accounting of forecast intra-group transactions', effective for annual periods beginning on or after 1 January 2006. This amendment is currently not relevant for the Company;
- Amendment to IAS 39 and IFRS 4, Amendment 'Financial guarantee contracts', effective for annual periods beginning on or after 1 January 2006. This amendment is currently not relevant for the Group;
- IFRS 6, 'Exploration for and evaluation of mineral resources', effective for annual periods beginning on or after 1 January 2006. This standard is currently not relevant for the Group;
- IFRIC 4, 'Determining whether an arrangement contains a lease', effective for annual periods beginning on or after 1 January 2006. The Group has no lease arrangements as per 30 September 2006;
- IFRIC 5, 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds', effective for annual periods beginning on or after 1 January 2006. This interpretation is currently not relevant for the Group; and
- IFRIC 6, 'Liabilities arising from participating in a specific market – waste electrical and electronic equipment', effective for annual periods beginning on or after 1 December 2005. This interpretation is currently not relevant for the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- IFRIC 7, 'Applying the Restatement Approach under IAS 29', effective for annual periods beginning on or after 1 March 2006. Management do not expect the interpretation to be relevant for the Company;
- IFRIC 8, 'Scope of IFRS 2', effective for annual periods beginning on or after 1 May 2006. As per 30 September 2006 this interpretation has no relevance for the Group.
- IFRIC 9, 'Reassessment of Embedded Derivatives', effective for annual periods beginning on or after 1 June 2006. Management believes that this interpretation should not have a significant impact on the reassessment of embedded derivatives.
- IFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after 1 January 2007. IAS 1, 'Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 2007. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.
- IFRIC 10, 'Interim Financial Reporting and Impairment' effective for annual periods beginning on or after 1 November 2006. The interpretation addresses the interaction between the requirements of IAS 34 Interim Financial Reporting and the recognition of impairment losses on goodwill under IAS 38 Impairment of Assets and certain financial assets under IAS 39 Financial Instruments: Recognition and Measurement. The Groupwill apply IFRIC 10 from annual periods beginning 1 January 2007.
- IFRIC 11; 'IFRS 2-Group and Treasury Share Transaction' effective for annual periods beginning on or after 1 March 2007. Management do not expect the interpretation to be relevant for the Company;

4 Segment information

	North Sea	North and South America	Africa	Australia / Far East	Corporate unallocated items	Company
Business segment nine months ended 30Sept 2006						
Total segment revenue	118.278	67.003	76.768	29.298	0	291.347
Inter-segment revenue	0	0	0	0		0
Revenue	118.278	67.003	76.768	29.298	0	291.347
Operating profit/ segment results	77.891	10.798	1.791	24.293	36.694	151.468
Nine months ended 30 September 2005						
Total segment revenue	555	6.705	15.545	16.575	0	39.380
Inter-segment revenue	0	0	0	0	0	0
Revenue	555	6.705	15.545	16.575	0	39.380
Operating profit/ segment results	-7.622	-1.278	9.241	5.530	-796	5.075

The Group was involved in four major transactions as per 30 September 2006:

- Acquisition of 22 shipbuilding contracts from Seatankers Ltd.
- Sale of 3 shipbuilding contracts to Scan Geophysical ASA.
- Acquisition of one vessel, Bourbon Charisma
- Acqusition of one shipbuilding contracts from Havyard.

5 Capital expenditure

In March 2006, the Group agreed to acquire 22 newbuilding contracts from Seatankers Management Ltd. / Hemen Holding Ltd. The acquisition of the 22 newbuilding contracts is in line with the Company's strategy of investing in large and/or modern tonnage. The acquired contracts include two large AHTS ("Anchor Handling Tug Supply ") vessels each of 15.000 BHP to be delivered from Jaya Shipyard in Singapore during 1st half of 2007, 8 Platform Supply Vessels ("PSV") each of 3.250 d.w.t. with a UT 755 L design to be delivered from Cochin Shipyard in India in the period 2007-2008 and 12 AHTS vessels of 6.500 BHP to be delivered from ABG Shipyard in India in the period 2007-2009.

The agreed acquisition price for the 22 newbuilding contracts is USD 394 mill of which USD 120 mill was paid to the seller as a cash compensation, and the remaining USD 274 mill consisting of remaining instalments to the shipyards. Other project related costs was also taken over by the Company.

Deferred maintenance cost equals 13.887 and 17.349 as per 30 September 2006 and 31 December 2005 correspondingly.

	Vessels	Construction Contracts	Equipment	Property, plant and equipment
Nine months ended 30 September 2005				
Opening net book amount 1 January 2005	0	0	0	0
Additions	1.234.677	0	670	1.235.347
Disposals	0	0	0	0
Depreciation	-9.414	0	-55	-9.469
Closing net book amount 30 September 2005	1.225.263	0	615	1.225.878

Nine months ended 30 September 2006				
Opening net book amount at 1 January 2006	1.213.535	0	505	1.214.040
Additions	355.158	819.254	0	1.174.412
Disposals	-77.085	0	0	-77.085
Depreciation/amortisation, impairment and other movements	-45.031	0	-92	-45.123
Closing net book amount at 30 September 2006	1.446.577	819.254	413	2.266.243

Depreciation on vessels are included in "Operating expenses vessels", while depreciation on equipment is included in "Administrative expenses".

As per 30 September 2005 and 31 December 2005 the Group operated 6 AHTS-vessels which all were acquired from Tidewater Inc. in Houston in July 2005. As per 30 September 2006 the Group operates, in addition to the originally 6 vessels, a 1999-built 16,000 BHP AHTS-vessel "Bourbon Charisma" renamed "Sea Cougar".

6 Construction Contracts

Construction contracts for investments in AHTS-vessels and PSV's are entered in the balance sheet as work in progress, as the instalments are paid to the shipyards. Directly referable costs are also entered in the balance sheet as part of the purchase costs.

7 Trade and other receivable

There is a certain credit risk and dispute risk with respect to trade receivables, as long as a major part of the receivables are towards Tidewater Marine International Inc., the prior owner of the 6 originally acquired AHTS vessels.

8 Cash and cash equivalent

Currently, there is no credit facility for the Group.

9 Capital

Capital	Number of shares (thousands)	Ordinary shares	Share premium	Treasury shares	Total
Opening balance 1 January 2005	1.000	1.000	0	0	1.000
Private placement in July 2005	42.000	42.000	378.000	0	420.000
Private placement in September 2005	2.959	2.959	31.073	0	34.032
Private placement costs	0	0	-31916	0	-31.916
At 30 September 2005	45.959	45.959	377.157	0	423.117
Opening balance 1 January 2006	45.959	45.959	376.773	0	422.732
Private placement in April 2006	80.882	80.882	971.891	0	1.052.773
Private placement in May 2006	3.549	3.549	44.708	0	48.257
At 30 September 2006	130.390	130.390	1.393.372	0	1.523.762

The total authorised number of ordinary shares is 130.390 million shares (2005: 45.959 million shares) with a par value of NOK 1 per share (2005: NOK 1 per share). All issued shares are fully paid.

(All amounts in NOK thousands unless otherwise stated)

10 Investment in associates

In the 2nd quarter of 2006 the Group acquired a 20% ownerpart in a limited liability company, NFC Offshore DIS, at a price of USD 2.9 mill (NOK 19.829 mill). The limited liability Group has entered into a newbuilding program for 4 PSV of design UT 755 L, to be delivered from Cochin Shipyard, India. Expected delivery for the vessels is 2008 and 2009 (2 vessels each year). The ownerpart in the limited liability Group are recorded using equity accounting.

11 Borrowings

	30 September 2006	31 December 2005
Non-current	954.597	836.335
Current	61.666	56.940
	1.016.263	893.275

Movements in borrowings is analysed as follows:

Nine months ended 30 September 2005	
Opening amount as at 1 January 2005	0
Borrowings from acquisition of vessels	903.991
Repayments of borrowings	0
Closing amount as at 30 September 2005	903.991
Nine months ended 30 September 2006	
Opening amount 1 January 2006	893.275
New borrowings (bond facility)	194.878
New borrowings from acquisition of vessels	148.084
Repayments of borrowings	-219.974
Closing amount as at 30 September 2006	1.016.263

By the year-end 2005 the vessels were financed with a NOK 730 mill 1st priority Senior Loan facility, and a USD 28.2 mill Mezzanine Loan facility, secured with a 2nd priority mortgage. Interest on the Senior Loan facility is NIBOR plus a margin of 1.45% p.a. and interest on the Mezzanine Loan facility was LIBOR plus a margin of 8.75%. In January 2006, the Group issued a 5 years NOK 200 mill bond, secured with 2nd priority mortgage in the vessels for the purpose of refinancing the USD 28.2 mill mezzanine Loan facility. The NOK 200 mill bond is swapped to GBP and the interest is fixed for 5 years at a total interest rate of 7.76%. The agreed term of the Senior Loan Facility is 6 years, however the final repayment date is the earlier of;

- 6 years and
- One month prior to the final maturity of the Second Priority Loan

12 Warrant agreement

On 14 July 2005 Deep Sea Supply ASA entered into a share warrant agreement with Drawbridge Special Opportunity Fund LP ("DSOF)" pursuant to which DSOF is granted 1,791,667 warrants, each with a right to subscribe for one share at the subscription price of NOK10 per share. The warrants may be exercised at any time up to 13 July 2010. The agreement provides for pre-emption rights to DSOF as for shareholders, dilution protection and tag-along rights in case of a public sell-down of shares. As per 30 September 2006 numbers of outstanding warrants are 1.671.667.

(All amounts in NOK thousands unless otherwise stated)

The warrant agreement has been accounted for based on an analogue interpretation of IAS 32.31, which regulates the accounting regulations for compound financial instruments. When the Group established their business prior to the Initial Public Offering (IPO) a certain amount of equity was necessary in order to raise enough capital, both debt and equity, for the acquisition of the vessels from Tidewater Inc. in Houston. In order to be able to raise a sufficient amount of equity, the Group entered into the Warrant Agreement. Without this warrant agreement the equity portion of the Group would have been reduced, and the lender of the Mezzanine Loan would have acquired an additional interest rate of approximately 1.0%. Based on this assumption, the net present value of the mezzanine loan is calculated with an interest rate of LIBOR + 8.75% and LIBOR + 9.75% correspondingly. The difference of the two calculated amount of net present value is considered to be the fair value of the Warrant Agreement. The difference equals NOK 3.099 and is recorded under "Other paid-in equity". The net present value of the warrant agreement is considered to be determined when the Warrant Agreement is entered into, and no subsequent changes in the fair value of the agreement needs to be accounted for.

13 Defined benefit plans

The Group went in to a defined benfit pension plan in the fourth quarter of 2006. The scheme is generally funded through payments to an insurance company. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The pension plan has no impact on the 3rd quarter figures for 2006.

The pension plan includes 6 employees. (Managing director is not included)

14 Provision for liabilities and charges

Bonus agreement for managing director

The Board has agreed an incentive scheme with the managing Director. The Managing Director will be entitled to bonus payments if the value of the Group develops better than the average value of certain companies which are comparable with and operates in the same market as the Company, a "Peer Company". The bonus payment shall be calculated annually based on the 12 month period starting and ending 30 September. The first period ended 30 September 2006. The maximum bonus payment is limited to the Managing Directors annual salary, which is NOK 1.8 mill per year. There was no bonus payment for this period.

As per 30 September 2006 no accruals are made in the balance for the Bonus Agreement to the Managing Director.

15 Other (losses) / gains - net

	2006	2005
Finance income	4.251	134
Change in value of financial derivates	-16.220	0
Gain on sale of construction contracts	56.863	0
Total:	44.894	134

On 21 June 2006 the Group sold 3 construction contracts. The buyer will be responsible for all remaining yard payments. Profit from the sale of the three shipbuilding contracts were NOK 56.8 mill.

16 Income taxes

Income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for 2006 is 28%. Due to losses carried forward from 2005, estimated taxable income for 2006 is calculated at zero or lower. No taxes on income in the financial statement for 3rd quarter of 2006 are considered.

208

17 Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year.

	9 months ended 30 September 2006	9 months ended 30 September 2005
Profit attributable to equity holders of the Company	117.777	-3.303
Ordinary shares in issue (thousands)	130.390	45.959
Basic earnings per share (NOK per share)	1,19	-0,29

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. As long as the result for the nine-month ended September 2006 is negative, diluted earnings per share can not be anti-dilutive, and diluted earnings per share equals therefore basic earnings per share. The Group has one category of dilutive potential ordinary shares: shares from warrant agreement. The shares related to the warrant agreement are assumed to have been converted into ordinary shares.

	2006	2005
Profit attributable to equity holders of the Company	117.777	-3.303
Profit used to determine diluted earnings per share	117.777	-3.303
Weighted average number of ordinary shares in issue (thousands)	99.086	11.327
Weighted average number of ordinary shares for diluted earnings per share (thousands)	100.758	11.425
Diluted earnings per share (NOK per share)	1,17	-0,29

18 Other long term receivables

Other long term receivables consists of NOK 80.633 as sellers credit from disposals of 3 shipbuilding contracts in 2nd quarter of 2006, which will be received when the vessels are delivered from the shipyard in 3rd quarter of 2007.

19 Derivative Financial Instruments

	30 September 2006		30 December 2005	
	Asset	Liability	Asset	Liability
Currency exchange rate swap and interest rate swap	0	14.480	0	0
Forward foreign exchange contracts	0	1.740	0	0
Total:	0	16.220	0	0

The financial derivatives are traded in an active market, and their fair value is based on general market assumptions.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.
The notional principal amounts of the outstanding forward exchange contracts at 30 September 2006 are USD 11.535 mill.
The notional principal amounts of the outstanding currency exchange rate swap at 30 September 2006 are GBP 15.864 mill.

20 Contingent liabilities

No contingent liabilities exist as per 30 September 2006.

21 Related-party transactions

Bergshav Tankers AS owns approximately 4% of total outstanding shares. Bergshav Tankers AS is 100% owned by Bergshav Shipholding AS, were Atle Bergshav who is a member of the Board of Directors, has a controlling interest. No transactions between Atle Bergshav and the Group exists in 2006 and 2005. The Group has entered into an agreement with Bergshav Management AS, which is also under control by Atle Bergshav. Bergshav Management AS is performing different kinds of services to the Company, related to the following areas:

- Technical management of vessel operating in the North Sea amount to NOK 1.015 mill per vessel per year.
- Monitoring of services performed by Tidewater Marine International Inc. related to their role as a manager of the vessels owned by the Company, which is operating outside the North Sea, amount to NOK 0.250 mill per vessel per year.
- Chief Financial Officer and accounting staff, amount to NOK 1.3 mill per year.

All service agreements are made on commercial basis as arm-length-prices, and can be terminated with 6 months notice.

Salary to the Managing Director of the Group amounted to NOK 1.268.422 as of 30 September 2006 (NOK 900.000 as of 30 September 2005). The Managing Director has no other form of for compensation, except salary, and the bonus agreement mentioned in note 9.

22 Private Placement

The Group financed the acquisition of the 22 newbuilding contracts partly by equity *contributions by way of a private* placement and partly by a bank loan of up to USD 225 mill to be drawn in advances at the times of delivery of each vessel.

On 31 March the 2006 Annual General Meeting resolved to approve the Private Placement as proposed by the Board of Directors, by adopting a resolution of which the Company's equity is increased by NOK 1.099.995.200 through a private placement of 80.882.000 shares each at a subscription price of NOK 13.60 per share. The Private Placement was targeted to large existing shareholders and selected institutional and professional investors and Hemen Holding Ltd.

During the order period for the Private Placement, which commenced on 15 March 2006 and ended on 16 March 2006, the Company received orders to subscribe for new shares corresponding to approximately NOK 11,000 mill, from 706 shareholders, of which 95 were existing shareholders and 611 were non-shareholders. As part of the acquisition of the 22 newbuilding contracts, Hemen Holding Ltd. as a seller of the newbuilding contracts was secured a minimum allotment of 29.382.352 new shares, equalling approximately USD 60 mill. In the Private Placement Hemen Holding Ltd. and Franklin Enterprices Ltd. (an affiliate of Hemen Holding Ltd.) subscribed for and were allotted 24.289.411 and 5.092.941 new shares respectively.

Condensed consolidated interim financial information
Deep Sea Supply Group – 30 September 2006
(All amounts in NOK thousands unless otherwise stated)

Subsequent to the Private Placement, the Board of Directors decided the existing shareholders that were not invited to participate in the Private Placement were given the opportunity to subscribe for shares in the Subsequent Offering. Accordingly, the Company's equity increased by NOK 48.255.850, through the subscription of 3.548.225 new shares at a subscription price of NOK 13.60 per share.

23 Events occurring after the balance sheet date

In the 4th quarter 2006, the limited liability company NFC Offshore DIS, of which the Group is holding an interest of 20% sold of 4 ship building contracts, which originally was entered into at Cochin Shipyard. The Company's investment in the limited liability Company was approximately USD3.1 mill (NOK 19.829 mill), and the Company's portion of the profit from the sale was approximately USD2.9 mill, and will be booked in the Company's financial statements for the 4th quarter, when the limited liability Group is liquidated.

24 Seasonality

Operating income and expenses is not subject to seasonable fluctuations, other than changes in spot rates due to changes in the underlying market conditions. As long as the Group is mainly operating in the spot market, changes in market conditions are more sensitive to the Company, compared to operations in the long term market.

15

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers AS
P.O. Box 447
NO-4664 Kristiansand
Norway
Telephone +47 2316
Fax: +47 2316 1000

To the Board of Directors of Deep Sea Supply ASA

Report on review of interim financial information

Introduction

We have reviewed the accompanying consolidated condensed balance sheet of Deep Sea Supply ASA of 30 September 2006 and the related consolidated condensed statements of income, changes in equity and cash flows for the nine-month period then ended. Management is responsible for the preparation and presentation of this consolidated condensed interim financial information in accordance with International Accounting Standard 34, 'Interim financial reporting'. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Kristiansand, 21. November 2006

PricewaterhouseCoopers AS
Torstein S. Robstad
State Authorized Public Accountant (Norway)

Appendix IX Report and financial statements 9 November 2006 for DESS PLC

Deep Sea Supply Public Limited Company

Report and financial statements
9 November 2006

Contents

Deep Sea Supply Public Limited Company

Board of Directors and other officers

Board of Directors

Dimitris Hannas (appointed on incorporation - 7 November 2006 and resigned 17 November 2006)
Costas Pallaris (appointed on incorporation - 7 November 2006 and resigned 17 November 2006)
Finn Amund Norbye (appointed 17 November 2006)
Odd Brevik (appointed 17 November 2006)

Company Secretary

Adam Montanios
Diagoras House
16 P. Catelaris Street
CY-1097 Nicosia
Cyprus

Registered office

John Kennedy
Iris House, 7th floor
CY-3106 Limassol
Cyprus

Deep Sea Supply Public Limited Company

Report of the Board of Directors

1 The Board of Directors presents its first report together with the financial statements of the Company for the period from 7 November 2006 to 9 November 2006.

Date of incorporation

2 The Company was incorporated on 7 November 2006.

Principal activities

3 The Company is currently dormant.

Review of developments, position and performance of the Company's business

4 The financial position of the Company as presented in the financial statements is considered satisfactory.

Principal risks and uncertainties

5 The Company does not currently face any principal risks and uncertainties.

6 The principal risks and uncertainties that the Company will face, if it is successful with its public offer (see future developments below), will be closely linked with the performance of the proposed investments in the international offshore anchor handling and supply vessel business.

Future developments

7 The Company will proceed with a public offer for the acquisition of all issued and outstanding shares of Deep Sea Supply ASA. Upon the successful completion of the transaction (90% acceptance) it will proceed with the listing of the Company's shares on the Oslo Stock Exchange.

Results

8 The Company's results for the period are set out on page 5.

Share capital

9 On incorporation 2 000 000 shares of US$0,02 each were issued at their nominal value.

Deep Sea Supply Public Limited Company

Report of the Board of Directors (continued)

Board of Directors

10 The members of the Board of Directors at 9 November 2006 and at the date of this report are shown on page 1.

11 In accordance with the Company's Articles of Association the Directors retire every two years. Consequently all Directors remain in office this year.

Events after the balance sheet date

12 There were no material events which occurred after the end of the financial period.

Branches

13 The Company did not operate through any branches during the period.

Auditors

14 The auditors, PricewaterhouseCoopers Limited, have expressed their willingness to continue in office. A resolution giving authority to the Board of Directors to fix their remuneration will be proposed at the Annual General Meeting.

By Order of the Board

Finn Amund Norbye
Director

Limassol
22 NOV. 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Limited
City House
[illegible]
CY-3032 Limassol
P O Box 53034
CY-3300 Limassol, Cyprus
Telephone + 357 - 25555000
Facsimile + 357 - 25555001
www.pwc.com/cy

Report of the auditors to the members of Deep Sea Supply Public Limited Company

Report on the financial statements

1 We have audited the financial statements of Deep Sea Supply Public Limited Company on pages 5 to 11, which comprise the balance sheet as at 9 November 2006 and the statement of operations and statement of changes in equity for the period from incorporation (7 November 2006) to 9 November 2006 and the related notes. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to the Company's members, as a body in accordance with Section 156 of the Cyprus Companies Law, Cap. 113. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

2 We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 In our opinion, the financial statements give a true and fair view of the financial position of Deep Sea Supply Public Limited Company as of 9 November 2006 and of its financial performance for the period from incorporation (7 November 2006) to 9 November 2006 in accordance with International Financial Reporting Standards as adopted by the EU and International Financial Reporting Standards as issued by the IASB.

PricewaterhouseCoopers

PricewaterhouseCoopers Limited
22 November 2006, Limassol, Cyprus

Deep Sea Supply Public Limited Company

Statement of operations for the period from 7 November to 9 November 2006

	Note	2006 US$
Administrative expenses		(13.322)
Loss for the period		(13.322)

The notes on pages 8 to 11 are an integral part of these financial statements.

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213

Deep Sea Supply Public Limited Company

Balance sheet
as at 9 November 2006

	Note	2006 US$
Assets		
Current assets		
Amounts receivable from the shareholders	5	40.000
Total assets		40.000
Equity and liabilities		
Capital and reserves		
Share capital	6	40.000
Accumulated losses		(13.322)
		26.678
Current liabilities		
Trade and other payables	7	13.322
Total liabilities		13.322
Total equity and liabilities		40.000

On 22 NOV 2006 the Board of Directors of Deep Sea Supply Public Limited Company authorised these financial statements for issue.

Finn Amund Norbye, Director

Odd Brevik, Director

The notes on pages 8 to 11 are an integral part of these financial statements.

2006_without.doc
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Deep Sea Supply Public Limited Company

Statement of changes in equity
for the period from 7 November to 9 November 2006

	Share capital US$	Accumulated losses US$	Total US$
Issue of shares	40.000	-	40.000
Loss for the period	-	(13.322)	(13.322)
Total recognised loss for the period	-	(13.322)	(13.322)
Balance at 9 November 2006	40.000	(13.322)	26.678

The notes on pages 8 to 11 are an integral part of these financial statements.

2006_without.doc
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Deep Sea Supply Public Limited Company

Notes to the financial statements

1 General information

Country of incorporation

The Company is incorporated and domiciled in Cyprus as a public limited liability company in accordance with the provisions of the Companies Law, Cap. 113. Its registered office is at John Kennedy, Iris House, 7th floor, CY-3106 Limassol, Cyprus.

Principal activities

The Company is currently dormant.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied unless otherwise stated.

Basis of preparation

The financial statements of Deep Sea Supply Plc have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The financial statements comply with both these reporting frameworks because at the time of their preparation all applicable IFRSs issued by the IASB have been adopted by the EU through the endorsement procedure established by the European Commission. In addition the financial statements have been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113. The financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgement in the process of applying the Company's accounting policies. There are no areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements.

Foreign currency translation

(a) Functional and presentation currency

Items included in the Company's financial statements are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The financial statements are presented in United States dollars (US$), which is the Company's functional and presentation currency.

Deep Sea Supply Public Limited Company

2 Summary of *significant* accounting policies (continued)

Foreign currency translation (continued)

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Tax

Current tax liabilities and assets for the current and prior periods are measured at the amount expected to be paid to or recovered from the taxation authorities using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Share capital

Ordinary shares are classified as equity.

Cash flow statement

Due to the fact that no cash transactions took place during the period and the Company does not maintain any cash and cash equivalents, no cash flow statement is prepared. The share capital issued has not yet been paid and is owed by the shareholders.

Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

Deep Sea Supply Public Limited Company

3 Financial risk management

(a) Financial risk factors

The Company does not hold any significant financial instruments, therefore is not exposed to credit, liquidity or currency risk.

(b) Fair value estimation

The nominal value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

4 Expenses by nature

	2006 US$
Professional fees	3.322
Incorporation and other legal expenses	10.000
Total administrative expenses	13.322

5 Amounts receivable from the shareholders

	2006 US$
Share capital called but not yet paid up	40.000

The fair value of the above receivable which is due within one year approximates its carrying amount at the balance sheet date.

The above balance bears no interest and is repayable on demand.

6 Share capital

	2006	
	Number of shares	US$
Authorised		
Shares of US$0,02 each	200 000 000	4.000.000
Issued and fully paid		
Shares of US$0,02 each	2 000 000	40.000

On 7 November 2006 the Company issued 2 000 000 shares of US$0,02 per share, at their nominal value.

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216

Appendix X Acceptance Form

Acceptance Form

To be used for acceptance of the voluntary share exchange offer (the "Exchange Offer") made by Deep Sea Supply PLC ("DESS PLC") to purchase all outstanding shares in Deep Sea Supply ASA ("DESS ASA") on the terms and conditions set forth in the combined offer document and prospectus dated 4 December 2006 (the "Document"). Words with capital letters used in this Acceptance Form shall have the meaning as set out in the Document.

Return to: First Securities ASA, Fjordallécn 16, Aker Brygge, P.O. Box 1441, Vika, N-0115 Oslo, Norway, Telefax: +47 23 23 80 11 **or:** **Pareto Securities ASA**, Dronning Mauds gate 3, P.O. Box 1411, Vika, N-0115 Oslo, Norway, Telefax: +47 22 83 43 09

The shareholder Register in DESS ASA shows:		
VPS account:	No. of shares:	Rights holder registered:

ACCEPTANCE DEADLINE:
Acceptance must be received by the Managers by 16:30 (Norwegian time) on 15 December 2006. DESS ASA Shareholders owning DESS ASA Shares divided between several VPS-accounts will receive an Acceptance Form for each account. All Acceptance Forms received must be completed and returned within the acceptance deadline.

To DESS PLC and the Managers:

1. I/we confirm that I/we have received the Document and, unless I/we indicate otherwise in item 2 below, I/we accept the Exchange Offer from DESS PLC to purchase all my/our DESS ASA Shares in accordance with the terms and conditions set forth in the Document. Further, I/we confirm that, unless I/we indicate otherwise in item 2 below, if the above stated number of DESS ASA Shares is larger than, or less than, the number DESS ASA Shares which are registered on my/our VPS-account, I/we am/are still deemed to have accepted the Exchange Offer with respect to all the DESS ASA Shares on my/our VPS-account.
2. Irrespective of item 1, I/we only accept the Exchange Offer for_________ DESS ASA Shares, which is less than the amount of shares in DESS ASA, which is registered on my/our VPS-account (only to be filled out if you wish to undertake a partial acceptance).
3. I/we understand that from the date the Acceptance Form is received by the Managers, I/we will not be able to sell or in any other way dispose of, use as security, charge, encumber or move to another VPS-account, the DESS ASA Shares covered by this Acceptance Form.
4. My/our DESS ASA Shares are transferred free of charges or other third party rights of any kind. I/we acknowledge that this acceptance may only be regarded to be valid if any such rights holder have given written consent on this Acceptance Form that the DESS ASA Shares may be sold and transferred to DESS PLC (marked with a YES under "Rights holder registered" on the right hand above).
5. I/we hereby irrevocably authorize the Managers to carry out all actions necessary to implement the Exchange Offer, including, but not limited to, establishing a block in favour of the Managers on behalf of DESS PLC on the tendered DESS ASA Shares and to transfer my/our validly tendered DESS ASA Shares to a VPS account in the name of DESS PLC which is pledged in favour of the tendering DESS ASA Shareholders as security for correct Settlement and delivery of the DESS PLC Shares in connection with the Settlement as further described in section 4.11 of the Document.
6. I/we accept that Settlement will be made by issuance of DESS PLC Shares as further described in section 4.11 of the Document.
7. DESS PLC will pay my/our directly attributable costs in VPS in connection with my/our acceptance.
8. The Exchange Offer, the Document and this Acceptance Form are subject to Norwegian law, save for the issue of DESS PLC Shares which shall be governed by Cyprus law. Any dispute arising out of or in connection with the Exchange Offer or the acceptance thereof shall be subject to the exclusive jurisdiction of the Norwegian courts with Oslo as the agreed venue, save for the issue of DESS PLC Shares which shall be subject to the exclusive courts of Cyrus.
9. I/we understand and agree that the Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of DESS ASA Shareholders in any jurisdiction in which the making of the Exchange Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. I/we confirm that my/our acceptance of the Exchange Offer is not restricted according to the laws of the jurisdiction applicable to me/us.

Place	Date	Signature *)

**) If signed pursuant to an authorization, the authorization or the company registration certificate must be attached.*

Rights holder:
If there is a registered rights holder on the VPS-account, this will be marked with a YES in the right-hand box on the Acceptance Form. As rights holder, the undersigned consents to the transaction being carried out:

Place	Date	Rights holder's signature *)

**) If signed pursuant to an authorization, the authorization or the company registration certificate should be attached.*

DEEP SEA SUPPLY ASA

Deep Sea Supply ASA
Tromøysund Brygge,
Tromøyveien 22
N-4841 Arendal, Norway
Tel: (+47) 37 05 86 10
Fax: (+47) 37 05 86 11
www.deepseasupply.no

FIRST securities ASA

First Securities ASA
Fjordalléen 16, Aker Brygge,
P.O. Box 1441 - Vika
N-0115 Oslo, Norway
Tel : (+47) 23 23 80 00
Fax: (+47) 23 23 80 01
www.first.no

Pareto Securities ASA

Pareto Securities ASA
Dronning Mauds g 3
P.O. Box 1411 - Vika
N-0115 Oslo, Norway
Tel: (+47) 22 87 87 00
Fax: (+47) 22 87 87 10
www.pareto.no

EXHIBIT 2.0

Oslo Stock Exchange Announcement

DESS, DESSC and DESS 01 – EXCHANGE OFFER FOR ALL ISSUED SHARES IN DESS ASA

Today, Deep Sea Supply Plc ("DESS PLC") has made a voluntary offer to acquire all issued and outstanding shares of Deep Sea Supply ASA ("DESS ASA") under which the current shareholders of DESS ASA may exchange their current shareholding in DESS ASA into shares in DESS PLC in a ratio of 1:1 (the "Exchange Offer"). The offer period commences on 5 December 2006 and expires at 16:30 (Norwegian time) on 15 December 2006. This announcement should be read and construed in conjunction with the combined prospectus and offer document dated 4 December 2006 (the "Document").

Today, upon the initiative of the board of DESS ASA, a Cyprus company with the corporate name Deep Sea Supply Plc has announced an offer to acquire all outstanding shares in DESS ASA in exchange for shares in DESS PLC to facilitate a re-domiciliation to Cyprus. The board of DESS PLC consists of the same persons that constitute the board of DESS ASA.

The DESS group operates in a capital-intensive, international and highly competitive industry. In order to secure a level playing field and possibility to succeed in this competitive environment, it is critical that the DESS group operates under favourable, stable and predictable legislative and regulatory conditions.

As previously announced, the board of DESS ASA has decided to recommend changing the group's domicile to Cyprus. The tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime, under which DESS ASA currently operates. Being a member of the European Union, Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies.

The Exchange Offer is presented in the long-term interest of the DESS group and its shareholders as a simple and transparent way to relocate the holding company and the investment in the DESS group, thus enabling the holding company and its shareholders to benefit from a more favourable tax and regulatory regime and facilitating the continuation of the shareholders' investment in the DESS group.

Pre-acceptances of the Exchange Offer have been received by DESS PLC in respect of, in aggregate, 59,631,000 DESS ASA shares, representing approximately 45.73% percent of the total share capital of DESS ASA.

On 21 November 2006, DESS PLC applied for listing of its shares on Oslo Børs. The Exchange Offer will, inter alia, be conditional upon listing of the DESS PLC shares on Oslo Børs. The application for listing is expected to be considered by the board of directors of Oslo Børs on its meeting scheduled for 19 December 2006.

A formal joint offer document and prospectus will be distributed to all eligible shareholders in DESS ASA with known address.

The terms and conditions of the Exchange Offer, and the time table for the offer and the listing of the DESS PLC Shares on Oslo Børs, can be summarised as follows:

Submission of the Exchange Offer:	4 December 2006
The offeror:	Deep Sea Supply Plc.
The target company:	Deep Sea Supply ASA.
The Offer Price:	1 DESS PLC Share for each DESS ASA Share.
Conditions:	a. That the number of DESS ASA Shares that are validly tendered to DESS PLC in respect of the Exchange Offer represents more than 90 % of the issued share capital of DESS ASA assuming the exercise of all rights to acquire shares; b. That DESS PLC has been conditionally approved for listing on the Oslo Børs on terms and conditions which are satisfactory to DESS PLC; c. That the Bondholders Meeting has consented to

replacement of DESS ASA with DESS PLC as borrower under the Bond Loan Agreement; and

d. That Drawbridge Special Opportunities Fund LP has consented to the transfer and continuation of the warrant program from DESS ASA to DESS PLC.

Acceptance Forms to be delivered to:	First Securities ASA Fjordalléen 16, Aker Brygge P.O. Box 1441 – Vika N-0115 Oslo, Norway Telefax: +47 23 23 80 11 Or: Pareto Securities ASA Dronning Mauds gate 3 P.O. Box 1411 Vika N-0115 Oslo, Norway Telefax: (+47) 22 83 43 09
Pre-acceptances:	Pre-acceptances of the Exchange Offer have been received by DESS PLC in respect of, in aggregate, 59,631,000 of DESS ASA Shares, representing approximately 45.73 % of the total share capital of DESS ASA.
Offer Period:	From and including 5 December 2006 to and including 15 December 2006 at 16:30.
Anticipated Closing Date:	20 December 2006
Anticipated completion of Settlement:	21 December 2006
Anticipated date of registration of the DESS PLC Shares in VPS	22 December 2006
Submission of application for listing of the DESS PLC Shares:	21 November 2006
Anticipated approval of listing of the DESS PLC Shares:	19 December 2006
Anticipated first day of trading on Oslo Børs of the DESS PLC Shares:	27 December 2006
Anticipated last day of trading DESS ASA Shares:	25 January 2007
Acceptances not binding if Closing Date does not occur within:	10 January 2007

First Securities ASA and Pareto Securities ASA have been engaged as financial advisors, and Bugge, Arentz-Hansen & Rasmussen is acting as Norwegian legal advisor, in connection with the contemplated listing and the Exchange Offer.

Dated: 4 December 2006
Deep Sea Supply ASA
Deep Sea Supply PLC

Contact details:
Odd Brevik, CEO: mobile: +47-957 81 581, e-mail: odd@dess.no
Finn Amund Norbye, CFO: mobile: +47-952 76 616, e-mail: finn@dess.no

****

IMPORTANT INFORMATION

*The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "**U.S. Securities Act**") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about DESS ASA and DESS PLC and their businesses after completion of the proposed exchange offer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of DESS ASA and DESS PLC believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of DESS ASA and DESS PLC shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of DESS ASA and DESS PLC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by DESS ASA and DESS PLC to Oslo Børs including those under the heading "Risk Factors" therein. Except as required by applicable law, neither DESS ASA nor DESS PLC undertakes any obligation to update any forward-looking information or statements.

EXHIBIT 3.0

Notice published in the Wall Street Journal

Exchange offer to acquire all issued and outstanding shares in Deep Sea Supply ASA submitted by Deep Sea Supply PLC.

Exchange ratio: 1 Share in Deep Sea Supply ASA to be exchanged into 1 Share in Deep Sea Supply PLC. **Offer period:** From and including 5 December 2006 to and including 15 December 2006. The Board of Directors of Deep Sea Supply ASA has decided to relocate the group's domicile to Cyprus, and has initiated the incorporation of Deep Sea Supply PLC, which hereby puts forward an exchange offer for the shares in the two companies at a ratio 1:1. The objective of the exchange offer is to establish the company in Cyprus where there are favorable and more stable tax- and business conditions in the best interest of both the company and its shareholders. For more information regarding the offer, please see the prospectus dated 4th December 2006 at the websites www.first.no and www.pareto.no. Managed by; First Securities ASA, Phone: +47 23 23 80 00 and Pareto Securities ASA, Phone: +47 22 87 87 00. *The DESS PLC securities referred to herein that will be issued in connection with the exchange offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the Securities Act. The exchange offer described herein relates to the securities of two foreign (non-U.S.) companies. The exchange offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.*

December 5, 2006

ATTACHMENT II(3)

Signed Power of Attorney

DEEP SEA SUPPLY PLC

MINUTES OF MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY

held at Tromøyveien 22, 4841 Arendal, Norway
on the 30 of November 2006 at 17.00 hours

Present:	Mr Finn Amund Norbye	Director
	Mr Odd Brevik	Director

(a) Mr Norbye was elected Chairman of the Meeting and Mr Brevik acted as Secretary thereof.

(b) The Chairman welcomed the persons attending the Meeting and declared it open having satisfied himself that Notice of the Meeting had been duly given and that there was quorum in accordance with the Articles of Association of the Company.

(c) The Secretary of the Meeting presented to the Directors for consideration a power of attorney authorising Mr. Finn Amund Norbye to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to CB forms and F-X forms..

(d) After discussion and upon motion duly made, seconded and unanimously carried, the following Resolutions were adopted:

RESOLVED:

1. **THAT Mr FINN AMUND NORBYE** be and is, authorised and empowered, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.
2. **THAT** a power of attorney in the form attached hereto formalising the above resolution is signed by each of the Directors.
3. There being no further business before the Meeting the Chairman declared it closed.

FINN AMUND NORBYE
Chairman of the Meeting

ODD BREVIK
Secretary of the Meeting

DM-1153454-v1 (2)

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POWER OF ATTORNEY

The undersigned, being the Directors of Deep Sea Supply Plc., a Cyprus Public Limited Liability Company with corporation number C186838 , and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus, hereby, authorises and empowers, Mr FINN AMUND NORBYE, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

Arendal, 30 November 2006

Finn Amund Norbye

Odd Brevik